SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                    Report for the Month of December, 2003

                               XENOVA GROUP PLC
                             (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.X.... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........................

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
 Form 6-K if submitted solely to provide an attached annual report to security holders.)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ........................

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                              Yes ..... No ..X...

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

Enclosures:

1.  Press release dated December 22, 2003

2.  Press release dated December 18, 2003

3.  Circular dated November 26, 2003.

  Not for release, distribution or publication in or into the United States,
                     Canada, Australia, Ireland or Japan
                               XENOVA GROUP PLC
                             XENOVA GROUP PLC EGM
                               22 DECEMBER 2003

On 26 November 2003, Xenova Group plc ("Xenova") announced a UK Placing ("UK Placing"), US Private Placement ("US Private Placement") and Open Offer ("Open Offer") (together the "Offerings") of 18,760,169 Units (comprising in aggregate 187,601,690 Offer Shares and 56,280,507 Warrants) at a price of
112.5 pence per Unit and a capital reorganisation (the "Capital Reorganisation") together with a capital reduction subject to the approval of the High Court (the "Capital Reduction"). Each Warrant entitles the holder to subscribe for one New Ordinary Share at a price of 12.5 pence per New Ordinary Share during the period from 1 July 2004 to 31 December 2008.

At the Extraordinary General Meeting held earlier today, the special resolution to implement the Offerings and the Capital Reorganisation were duly passed. A further special resolution to approve the Capital Reduction was also duly passed.

Application has been made to the UK Listing Authority for the Offer Shares and the Warrants to be admitted to the Official List and to the London Stock Exchange for admission to trading. It is expected that dealings in the Offer Shares and Warrants on the London Stock Exchange will commence at 8.00 am on 23 December 2003, following their admission to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. CREST stock accounts are expected to be credited on 23 December 2003 and definitive share certificates in respect of Offer Shares and Warrants are expected to be posted, where applicable, by 30 December 2003.

Enquiries
Xenova Group plc                                             Tel.: 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director

Nomura International plc                                     Tel.: 020 7521 2000
David Rasouly

Media Enquiries:
Financial Dynamics                                           Tel.: 020 7831 3113
David Yates
Ben Atwell

Nomura International plc is acting exclusively for Xenova in relation to the Offerings and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Xenova for providing the protections afforded to its clients nor for providing advice in relation to the Offerings nor any other matter referred to in this announcement or the Prospectus.

The Directors of Xenova are the persons responsible for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer in any jurisdiction in which such offer or solicitation is unlawful. The Open Offer is not being made in, or into, the US or Canada. Neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants have been, or will be, registered under the US Securities Act of 1933 (as amended), under the securities laws of any state of the US or under the applicable securities laws of Canada, Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer may be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Ireland, Australia or Japan or any of their respective territories or possessions or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire, any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the US Private Placement. All of the Units that are the subject of the US Private Placement have been previously subscribed for by accredited investors (as defined in Regulation D) in transactions exempt from the registration requirements of the US Securities Act of 1933, as amended. The Units, Offer Shares, Warrants and any ordinary shares issuable upon exercise of the Warrants that are acquired in the US Private Placement will be subject to restrictions on transfer and, with certain limited exceptions, may not be (and are not hereby being) reoffered or resold within the US. No public offering of Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants is being made in the US.

This announcement contains "forward-looking statements" the time when dealings in the Offer Shares and the Warrants on the London Stock Exchange are expected to commence. Although the Directors of Xenova Group plc believe that the expectations reflected in the forward-looking statements are reasonable, no assurance can be given that the expectations will prove in hindsight correct. Various factors may cause actual results to differ materially from those expressed or implied by the forward-looking statements, including the decision by the UK Listing Authority not to admit the Offer Shares and/or Warrants to the Official List and the decision by the London Stock Exchange not to admit the Offer Shares and/or Warrants to trading. For a further list and description of the risks and uncertainties Xenova Group plc faces, see the reports it has filed with the Securities and Exchange Commission. Xenova Group plc disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  Not for release, distribution or publication in or into the United States,
                     Canada, Australia, Ireland or Japan
                               XENOVA GROUP PLC
RESULTS OF XENOVA GROUP PLC UK PLACING, US PRIVATE PLACEMENT AND OPEN OFFER OF 18,760,169 UNITS AT 112.5 PENCE PER UNIT, EACH UNIT COMPRISING 10 OFFER SHARES
                               AND 3 WARRANTS
                               18 DECEMBER 2003

On 26 November 2003, Xenova Group plc ("Xenova") announced a UK Placing ("UK Placing"), US Private Placement ("US Private Placement") and Open Offer ("Open Offer") (together the "Offerings") of 18,760,169 Units (comprising in aggregate 187,601,690 Offer Shares and 56,280,507 Warrants) at a price of
112.5 pence per Unit to raise approximately {pound-sterling}21.1 million (approximately {pound-sterling}19.4 million net of expenses), of which 6,090,148 Units were placed firm with institutional investors and 12,632,891 Units were placed with institutional investors subject to clawback to satisfy valid applications by Qualifying Shareholders of the Company under the Open Offer. Each Warrant entitles the holder to subscribe for one New Ordinary Share at a price of 12.5 pence per New Ordinary Share during the period from 1 July 2004 to 31 December 2008.

The Open Offer to Qualifying Shareholders of up to 18,760,169 Units at 112.5 pence per share closed at 3.00 pm on 17 December 2003. Of these Units, 6,090,148 Units were placed firm, comprising 1,919,296 Units which were the subject of an undertaking not to take up under the Open Offer and 4,170,852 Units which were attributable to ADSs which Xenova's ADS depository was not entitled to take up under the Open Offer. Applications were received under the Open Offer in respect of 2,725,367 Units, representing approximately 21.5 per cent. of the remaining Units available under the Open Offer (excluding those Units which were the subject of an undertaking not to take up under the Open Offer and which were placed firm). This includes the 37,130 Units the Directors of Xenova Group plc agreed to take up under the Open Offer.

The remaining 9,944,654 Units and the 6,090,148 Units that were placed firm (constituting a total of 16,034,802 Units) will be taken up by new and existing institutional investors pursuant to the UK Placing arranged by Nomura International plc and the US Private Placement for which the sole placing agent was ThinkEquity Partners LLC.

Enquiries
Xenova Group plc                                             Tel.: 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director

Nomura International plc                                     Tel.: 020 7521 2000
David Rasouly

Media Enquiries:
Financial Dynamics                                           Tel.: 020 7831 3113
David Yates
Ben Atwell

Nomura International plc is acting exclusively for Xenova in relation to the Offerings and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Xenova for providing the protections afforded to its clients nor for providing advice in relation to the Offerings nor any other matter referred to in this announcement or the Prospectus.

The Directors of Xenova are the persons responsible for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer in any jurisdiction in which such offer or solicitation is unlawful. The Open Offer is not being made in, or into, the US or Canada. Neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants have been, or will be, registered under the US Securities Act of 1933 (as amended), under the securities laws of any state of the US or under the applicable securities laws of Canada, Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer may be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Ireland, Australia or Japan or any of their respective territories or possessions or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire, any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the US Private Placement. All of the Units that are the subject of the US Private Placement have been previously subscribed for by accredited investors (as defined in Regulation D) in transactions exempt from the registration requirements of the US Securities Act of 1933, as amended. The Units, Offer Shares, Warrants and any ordinary shares issuable upon exercise of the Warrants that are acquired in the US Private Placement will be subject to restrictions on transfer and, with certain limited exceptions, may not be (and are not hereby being) reoffered or resold within the US. No public offering of Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants is being made in the US.

This announcement contains "forward-looking statements" concerning the take-up under the UK Placing and the US Private Placement. Such statements may generally, but not always, be identified by their use of words such as "anticipates," "expects," "plans," "estimates," or "believes." Although the Directors of Xenova Group plc believe that the expectations reflected in the forward-looking statements are reasonable, no assurance can be given that the expectations will prove in hindsight correct. Various factors may cause actual results to differ materially from those expressed or implied by the forward-looking statements, including the decision by the UK Listing Authority not to admit the Offer Shares and/or Warrants to the Official List and the decision by the London Stock Exchange not to admit the Offer Shares and/or Warrants to trading. For a further list and description of the risks and uncertainties Xenova Group plc faces, see the reports it has filed with the Securities and Exchange Commission. Xenova Group plc disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT OR AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE IMMEDIATELY FROM YOUR INDEPENDENT FINANCIAL ADVISER, STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT PROFESSIONAL ADVISER DULY AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, IF YOU ARE IN THE UNITED KINGDOM, OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL OF YOUR EXISTING ORDINARY SHARES, PLEASE SEND THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTATION AS SOON AS POSSIBLE TO THE PURCHASER OR TRANSFEREE, OR TO THE AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR ONWARD TRANSMISSION TO THE PURCHASER OR TRANSFEREE. HOWEVER, AS DESCRIBED BELOW, SUCH DOCUMENTATION SHOULD NOT BE MAILED, DISTRIBUTED, FORWARDED TO OR TRANSMITTED IN OR INTO THE UNITED STATES, CANADA, IRELAND, AUSTRALIA OR JAPAN OR THEIR RESPECTIVE TERRITORIES OR POSSESSIONS. IF YOU SELL OR HAVE SOLD OR OTHERWISE TRANSFERRED PART OF YOUR HOLDING OF EXISTING ORDINARY SHARES, YOU SHOULD IMMEDIATELY CONTACT THE AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED.

A copy of this document, which comprises a prospectus in relation to the Units, prepared in accordance with the Listing Rules made under Section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

Nomura International plc is acting exclusively for Xenova Group plc in relation to the Offerings and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Xenova Group plc for providing the protections afforded to its clients nor for providing advice in relation to the Offerings nor any other matter referred to in this document.

THE WHOLE OF THE TEXT OF THIS DOCUMENT SHOULD BE READ. IN PARTICULAR, YOUR ATTENTION IS DRAWN TO THE SECTION HEADED "RISK FACTORS" IN PART V OF THIS DOCUMENT.

-------------------------------------------------------------------------------

                                XENOVA GROUP PLC

    (Incorporated and registered in England and Wales with registered number
                                    2698673)


               UK PLACING, US PRIVATE PLACEMENT AND OPEN OFFER OF
                187,601,690 OFFER SHARES AND 56,280,507 WARRANTS

 EFFECTED BY WAY OF AN ISSUE OF 18,760,169 UNITS, EACH UNIT COMPRISING 10 OFFER
                                     SHARES
                     AND 3 WARRANTS AT 112.5 PENCE PER UNIT

 EACH WARRANT ENTITLES THE HOLDER TO SUBSCRIBE FOR ONE NEW ORDINARY SHARE AT A PRICE OF 12.5 PENCE PER NEW ORDINARY SHARE DURING A PERIOD FROM 1 JULY 2004 TO
                                31 DECEMBER 2008

                  CAPITAL REORGANISATION AND CAPITAL REDUCTION

-------------------------------------------------------------------------------

The issued Existing Ordinary Shares are listed on the Official List and traded on the London Stock Exchange's market for listed securities. Application has been made to the UK Listing Authority for the Offer Shares and the Warrants to be admitted to the Official List. Application has also been made to the London Stock Exchange for the Offer Shares and the Warrants to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange in such securities will commence at 8.00 a.m. on 23 December 2003.

Notice of an Extraordinary General Meeting, to be held at Simmons & Simmons, CityPoint, One Ropemaker Street, EC2Y 9SS at 10.00 a.m. on 22 December 2003, is set out at the end of this document. The accompanying Form of Proxy for use at the Extraordinary General Meeting should be completed and returned, in accordance with the instructions printed thereon, to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, as soon as possible but in any event so as to arrive no later than 10.00 a.m. on 20 December 2003.

THE LATEST TIME FOR ACCEPTANCE AND PAYMENT IN FULL FOR THE UNITS IS 3.00 P.M. ON 17 DECEMBER 2003. THE PROCEDURE FOR ACCEPTANCE AND PAYMENT IS SET OUT IN
PART III OF THIS DOCUMENT AND IN THE ACCOMPANYING APPLICATION FORM. IF YOU HAVE ANY QUESTIONS ON THE PROCEDURE FOR APPLICATION AND PAYMENT YOU SHOULD CONTACT COMPUTERSHARE INVESTOR SERVICES PLC ON TELEPHONE NUMBER: 0870 702 0100. NO INVESTMENT ADVICE WILL BE PROVIDED BY COMPUTERSHARE INVESTOR SERVICES PLC.

This document does not constitute an offer to issue or sell, or the solicitation of an offer to subscribe for or otherwise acquire any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants in any jurisdiction in which such offer or solicitation is unlawful. Any Shareholder or other recipient of this document who is a resident or citizen of the US, Canada, Ireland, Australia or Japan or their respective territories or possessions, or holds shares on behalf of persons resident in those countries, or is a corporation, partnership or other entity created or organised under the laws of those countries should refer to the paragraph headed "Overseas Shareholders and others" in Part III of this document. Neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants have been, or will be, registered under the US Securities Act of 1933 (as amended), under the securities laws of any state of the US or under the applicable securities laws of Canada, Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants may be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Ireland, Australia or Japan or their respective territories or possessions or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. Overseas Shareholders and any persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward this document outside the United Kingdom should read the paragraph entitled "Overseas Shareholders and others" in Part III of this document before taking any action.

This document does not constitute an offer to issue or sell, or the solicitation of an offer to subscribe for or otherwise acquire, any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the US Private Placement. The parts of this document that describe the US Private Placement are included herein solely for informational purposes. All of the Units that are the subject of the US Private Placement have been conditionally subscribed for by accredited investors (as defined in Regulation D) in transactions exempt from the registration requirements of the US Securities Act of 1933, as amended. The Units, Offer Shares and Warrants or any ordinary shares issuable upon exercise of the Warrants which are acquired in the US Private Placement will be subject to restrictions on transfer and, with certain limited exceptions, may not be (and are not hereby being) reoffered or resold within the US.

                              NOMURA INTERNATIONAL

                                    CONTENTS

                                                                                        Page
Expected timetable of principal events ...............................................     2

Directors, secretary and advisers of Xenova ..........................................     3

Definitions ..........................................................................     4

Part I Letter from the Chairman of Xenova ............................................     8

Part II      Information on the Group's activities....................................    16

Part III     Terms and conditions of the Open Offer...................................    26

Part IV      Details of the Warrants..................................................    33

Part V       Risk factors ............................................................    43

Part VI      Financial Information....................................................    49
             Section A: Financial information on the Xenova Group.....................    49
             Section B: Unaudited interim statement of results of the Xenova Group for
             the 6 months ended 30 June 2003..........................................    81
             Section C: Unaudited statement of results of the Xenova Group for the
             9 months ended 30 September 2003.........................................    92
             Section D: Financial information on the KS Biomedix Group................   102

Part VII     Additional information...................................................   128

Glossary of technical terms ..........................................................   157

Notice of Extraordinary General Meeting ..............................................   160




                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

                                                                                            2003
Record date for entitlement under the Open Offer.....................                24 November
Latest time and date for splitting Application Forms.................   3.00 p.m. on 15 December
LATEST TIME AND DATE FOR RECEIPT OF APPLICATION FORMS AND PAYMENT
IN FULL..............................................................   3.00 P.M. ON 17 DECEMBER
Latest time and date for receipt of Forms of Proxy...................  10.00 a.m. on 20 December
EXTRAORDINARY GENERAL MEETING........................................  10.00 A.M. ON 22 DECEMBER
Dealings expected to commence in Offer Shares and Warrants...........   8.00 a.m. on 23 December
Offer Shares and Warrants in uncertificated form expected to be
credited to CREST accounts...........................................                23 December
Definitive certificates for Offer Shares and Warrants in certificated
form expected to be dispatched.......................................             by 30 December


                   DIRECTORS, SECRETARY AND ADVISERS OF XENOVA

DIRECTORS                                      UK LEGAL ADVISERS TO XENOVA

John BH Jackson (Non-executive Chairman)       Simmons & Simmons
David A Oxlade (Chief Executive Officer)       CityPoint
Daniel Abrams, FCA, MA (Hons) (Chief           One Ropemaker Street
Financial Officer)                             London EC2Y 9SS
John Waterfall, PhD (Development Director)     United Kingdom
Peter L Gillett, FCA (Non-executive Director)
Adrian L Harris, MBChB, MRCP, DPhil, FRCP
(Non-executive Director)                       US LEGAL ADVISERS TO XENOVA
T Ronald Irwin, FRPharms, PhC (Non-executive
Director)                                      Bingham McCutchen LLP
John L Rennocks (Non-executive Director)       399 Park Avenue
Michael D Young (Non-executive Director)       New York, NY 10022-4689
                                               USA

COMPANY SECRETARY
                                               UK AND US LEGAL ADVISERS TO NOMURA
Daniel Abrams
                                               Freshfields Bruckhaus Deringer
All of: 957 Buckingham Avenue                  65 Fleet Street
Slough                                         London EC4Y 1HS
Berkshire SL1 4NL                              United Kingdom
United Kingdom

                                               XENOVA'S REGISTRARS
FINANCIAL ADVISER, SPONSOR AND
BROKER TO XENOVA                               Computershare Investor Services PLC
                                               PO Box 82
Nomura International plc                       The Pavilions
Nomura House                                   Bridgwater Road
1 St Martin's-le-Grand                         Bristol BS99 7NH
London EC1A 4NP                                United Kingdom
United Kingdom

                                               RECEIVING AGENT
REPORTING ACCOUNTANTS AND AUDITORS
                                               Computershare Investor Services PLC
PricewaterhouseCoopers LLP                     PO Box 859
Harman House                                   The Pavilions
1 George Street                                Bridgwater Road
Uxbridge                                       Bristol BS99 1XZ
Middlesex UB8 1QQ                              United Kingdom
United Kingdom


                                   DEFINITIONS

"ACT"                    Companies Act 1985, as amended

"ADMISSION"              admission of the Offer Shares and the Warrants to the
                         Official List becoming effective in accordance with the Listing Rules and dealings commencing in them on the London Stock Exchange's market for listed securities

"ADSS" OR "AMERICAN      depositary shares in Xenova issued by The Bank of New
 DEPOSITARY              York, each representing ten Ordinary Shares
 SHARES"

"AMERICAS"               the USA, Canada and South America, and their
                         territories and possessions

"AMERSHAM"               Amersham plc

"APPLICATION FORM"       the application form for the Open Offer, which
                         accompanies this document

"ARTICLES" OR            the current articles of association of the Company
 "ARTICLES OF            adopted on 3 July 2002 as may be amended from time to
 ASSOCIATION"            time

"BABRAHAM"               Babraham Bioscience Technologies Limited

"BOARD" OR "DIRECTORS"   the board of directors of Xenova, whose names are set
                         out in paragraph 2 of Part VII of this document

"CANTAB"                 Cantab Pharmaceuticals plc

"CAPITAL REDUCTION"      the proposed cancellation of the Deferred Shares

"CAPITAL                 the proposed sub-division of each issued Existing
REORGANISATION"          Ordinary Share into one New Ordinary Share and nine
                         Deferred Shares and of each authorised but unissued
                         Existing Ordinary Share into ten New Ordinary Shares

"CELLTECH"               Celltech Group plc

"CERTIFICATED FORM"      a security which is not in uncertificated form

"CPMP"                   Committee for Proprietary Medicinal Products

"CREST" the United Kingdom paperless share settlement system of which CRESTCo Limited is the Operator (as such term is defined in the Regulations)

"DAILY OFFICIAL LIST"    the Daily Official List of the London Stock Exchange

"DEFERRED SHARES"        the non-voting deferred shares of 1p each in the
                         capital of the Company arising as a result of the Capital Reorganisation

"DIRECTORS'              the irrevocable undertakings of the Directors to take
UNDERTAKINGS"            up part or all of their entitlements as Qualifying
                         Shareholders pursuant to the Open Offer as set out in footnote 2 to paragraph 7(A) of Part VII of this document

"DISCERNA"               Discerna Limited

"DR TAN UNDERTAKING"     the undertaking from Dr Kim Tan to the Company and
                         Nomura not to take up his entitlement under the Open
                         Offer and to procure that NY Nominees Limited, PKF
                         Trustees Limited and Mrs S Tan do not take up their entitlements under the Open Offer, in respect of their aggregate holdings of 24,950,855 Existing Ordinary
                         Shares, such aggregate entitlement being in respect of 1,919,296 Units

"DSMC"                   Data and Safety Monitoring Committee

"EGM" OR                 the extraordinary general meeting of Xenova to be held
 "EXTRAORDINARY          at Simmons & Simmons, CityPoint, One Ropemaker Street,
 GENERAL MEETING"        London, EC2Y 9SS at 10.00 a.m. on 22 December 2003, or
                         any adjournment or postponement thereof, notice of which is set out at the end of this document

"EU"                     the European Union

"EUROPEAN COMMISSION"    the Commission of the EU

"EXISTING ORDINARY       all of the existing authorised unissued and issued
SHARES"                  ordinary shares of 10p each in the share capital of
                         the Company at the date of this document

"FDA"                    The Food and Drug Administration of the US

"FORM OF PROXY"          the form of proxy for use at the EGM, which
                         accompanies this document

"GENENTECH"              Genentech, Inc.

"IMMULOGIC"              ImmuLogic Pharmaceutical Corporation

"INTRACEL"               Intracel Corporation

"ISSUE PRICE"            the price of 112.5 pence per Unit payable under the UK
                         Placing, the US Private Placement and the Open Offer

"ITEPA"                  Income Tax (Earnings and Pensions) Act 2003

"KS BIOMEDIX"            KS Biomedix Holdings plc

"KS BIOMEDIX GROUP"      KS Biomedix and its subsidiary undertakings

"LILLY"                  Eli Lilly and Company of Indianapolis, US

"LISTING RULES"          the listing rules of the UKLA made under section 74 of
                         the Financial Services and Markets Act 2000

"LONDON STOCK            London Stock Exchange plc
EXCHANGE"

"MEDISON"                Medison Pharma Limited

"METAXEN"                MetaXen LLC

"MILLENNIUM"             Millennium Pharmaceuticals, Inc.

"NASDAQ" the National Markets System of the National Association of Securities Dealers Automated Quotation market

"NEW ORDINARY SHARES"    the new ordinary shares of 1p each in the capital of
                         the Company arising as a result of the Capital
                         Reorganisation

"NIDA"                   National Institute on Drug Abuse (US)

"NIH"                    National Institutes of Health

"NOMURA"                 Nomura International plc

"NYCOMED"                Nycomed Danmark AS

"OFFER SHARES"           the 187,601,690 New Ordinary Shares to be issued by
                         the Company pursuant to the Offerings

"OFFERINGS"              collectively the UK Placing, the US Private Placement
                         and the Open Offer

"OFFICIAL LIST"          the Official List of the UKLA

"OPEN OFFER"             the conditional invitation by Nomura, on behalf of the
                         Company, to Qualifying Shareholders to apply to subscribe for 18,760,169 Units on the terms and subject to the conditions set out or referred to in this document and in the Application Form

"OVERSEAS                Shareholders with registered addresses outside the
SHAREHOLDERS"            United Kingdom or who are citizens or residents of
                         countries outside the United Kingdom

"PCT" Patent Co-operation Treaty, an international patent application which takes the place of individual foreign patent applications

"PFIZER"                 Pfizer Inc.

"PHOGEN"                 Phogen Limited

"PROPOSALS"              the UK Placing, the US Private Placement, the Open
                         Offer, the Capital Reorganisation and the Capital
                         Reduction, all of which are subject to the approval of Shareholders

"QLT"                    QLT Inc.

"QUALIFYING              holders of issued Existing Ordinary Shares on the
SHAREHOLDERS"            register of members of the Company as at the close of
                         business on the Record Date, other than certain
                         Overseas Shareholders as referred to in paragraph 6 of
                         Part III of this document

"RANBAXY"                Ranbaxy Laboratories Limited

"RECORD DATE"            24 November 2003

"REGISTRARS"             Computershare Investor Services PLC, PO Box 82, The
                         Pavilions, Bridgwater Road, Bristol BS99 7NH

"REGULATION D"           Regulation D promulgated under the United States
                         Securities Act of 1933, as amended

"REGULATIONS"            the Uncertificated Securities Regulations 2001 (SI
                         2001/3755), as amended from time to time

"RESOLUTIONS"            the resolutions set out in the notice of the
                         Extraordinary General Meeting found at the end of this document required in order to implement the Proposals

"SHAREHOLDERS"           holders of issued Existing Ordinary Shares

"SHARE OPTION SCHEMES"   the Xenova Limited 1988 Share Option Scheme, the
                         Xenova Group 1992 Share Option Scheme, the Xenova
                         Group 1996 Share Option Scheme, the Xenova Group 1996
                         Savings Related Share Option Plan, and the Xenova
                         Deferred Share Bonus Plan

"SOSEI"                  Sosei Co., Ltd.

"UK PLACING"             the conditional placing of 11,360,578 Units (which are
                         not the subject of the Directors' Undertakings or the US Private Placement) by Nomura as described in this document

"UK PLACING AGREEMENT"   the placing and open offer agreement dated 26 November
                         2003 between the Company and Nomura as described in paragraph 10(1) of Part VII of this document

"UK" OR "UNITED          the United Kingdom of Great Britain and Northern
KINGDOM"                 Ireland

"UKLA" the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

"UNCERTIFICATED FORM"    a security which is for the time being recorded on the
                         relevant register of members as being held in uncertificated form in CREST, and title to which may, by virtue of the Regulations, be transferred by means of CREST

"UNITS" the units, each comprising 10 Offer Shares and 3 Warrants, to be issued pursuant to the UK Placing, the US Private Placement and the Open Offer

"US", "USA" OR "UNITED   the United States of America, its territories and
STATES"                  possessions, any state of the United States of America
                         and the District of Columbia

"US PERSON"              a US Person as defined in Rule 902 under the United
                         States Securities Act of 1933, as amended

"US PLACEMENT AGENT      the placement agent agreement dated 10 November 2003
 AGREEMENT"              between ThinkEquity Partners LLP and the Company
                         relating to the US Private Placement as described in paragraph 10(3) of Part VII of this document

"US PRIVATE PLACEMENT"   the conditional private placement in the US of
                         7,362,461 Units (which are not the subject of the Directors' Undertakings or the UK Placing) as described in this document

"US SUBSCRIPTION         the securities purchase agreement dated 26 November
AGREEMENT"               2003 pursuant to which certain accredited investors in
                         the US Private Placement have, subject to certain conditions, entered into binding commitments with the Company to subscribe for 7,362,461 Units at the Issue
                         Price as described in paragraph 10(2) of Part VII of this document

"WARRANTS"               56,280,507 registered equity warrants to be issued
                         pursuant to the UK Placing, the US Private Placement and the Open Offer, each entitling the holder thereof to subscribe for one New Ordinary Share at a price per share of 12.5p (subject to adjustment) during a period from 1 July 2004 to 31 December 2008, the particulars of which are set out in Part IV of this document

WARRANT INSTRUMENT       the instrument executed as a deed poll dated 26
                         November 2003 pursuant to which the Warrants will be issued

"XENOVA" OR "THE         Xenova Group plc
COMPANY"

"XENOVA GROUP" OR THE    Xenova and its subsidiaries and subsidiary
"GROUP"                  undertakings from time to time or any one of them as
                         the context may require

"XENOVA SHARES" OR       ordinary shares with a nominal value of 10p each in
 "ORDINARY               the share capital of Xenova, or ordinary shares into
 SHARES"                 which any such ordinary shares may, from time to time,
                         be sub-divided or consolidated

For the purposes of this document, subsidiary, subsidiary undertaking, parent undertaking and associated undertaking have the respective meanings given to them by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act).

For illustrative purposes only, and except as otherwise stated, the exchange rate of $1.698 to [GBP]1.00 has been used to translate financial information into pounds sterling, being the $/[GBP] exchange rate prevailing on 25 November 2003.

                                     PART I

                       LETTER FROM THE CHAIRMAN OF XENOVA

                                 [XENOVA LOGO]

Directors:                                                   Registered Office:
John Bernard Haysom Jackson (Non-executive Chairman)      957 Buckingham Avenue
David Aufrere Oxlade (Chief Executive Officer)                           Slough
Daniel Abrams (Chief Financial Officer)                       Berkshire SL1 4NL
John Waterfall (Development Director)
Peter Lewis Gillett (Non-executive Director)
Adrian Llewellyn Harris (Non-executive Director)
Thomas Ronald Irwin (Non-executive Director)
John Leonard Rennocks (Non-executive Director)
Michael David Young (Non-executive Director)

                                                                26 November 2003

To Shareholders and, for information only, to holders of options under the Share Option Schemes

Dear Shareholder,


            PROPOSED UK PLACING, US PRIVATE PLACEMENT AND OPEN OFFER
                  CAPITAL REORGANISATION AND CAPITAL REDUCTION

INTRODUCTION

Your Board announced today that Xenova proposes to raise approximately [GBP]21.1 million (approximately [GBP]19.4 million net of expenses) through a UK Placing, a US Private Placement and an Open Offer of 18,760,169 Units, comprising an aggregate of 187,601,690 Offer Shares and 56,280,507 Warrants, at a price of 112.5p per Unit (each Unit comprising 10 Offer Shares and 3 Warrants), and to reorganise its share capital.

The purpose of this document is to explain, and provide you with details of and background to, the Proposals and why the Directors believe that they are in the best interests of the Company and to recommend that you vote in favour of the Resolutions at the Extraordinary General Meeting, to be held on 22 December 2003, notice of which is set out at the end of this document.

The Proposals involve:

* the UK Placing in respect of 11,360,578 Units at a price of 112.5p per Unit. The UK Placing has been fully underwritten by Nomura on the terms and conditions set out in the UK Placing Agreement;

* the US Private Placement in respect of 7,362,461 Units at a price of 112.5p per Unit pursuant to the US Subscription Agreement;

* an aggregate of 18,760,169 Units to be offered pursuant to the Open Offer. These Units comprise the 11,360,578 Units placed under the UK Placing and the 7,362,461 Units placed under the US Private Placement referred to above and the 37,130 Units which are the subject of the Directors' Undertakings. Details of the Open Offer are set out in Part III of this document and in the Application Form;

* a sub-division, conversion and redesignation of each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares and a sub-division of each authorised but unissued Existing Ordinary Share into ten New Ordinary Shares; and

* subject to the approval of the High Court, cancellation of the Deferred Shares, arising from the Capital Reorganisation, for no consideration.

The Issue Price represents the equivalent of a discount of 1.25p (10.0 per cent.) to the closing middle market price of 12.5p per issued Existing Ordinary Share trading on the London Stock Exchange on 25 November 2003 (the last practicable date prior to the publication of this document) (on the basis of no consideration being attributed to the Warrants). The Directors consider this discount to be appropriate.

The Proposals are conditional, inter alia, on the passing of the Resolutions to be proposed at the EGM.

Your attention is drawn to the "Risk Factors" set out in Part V of this document for a summary of certain factors to be considered in connection with an investment in the Units.


BACKGROUND

Xenova is a UK-based bio-pharmaceutical company which focuses primarily on novel approaches to the treatment and prevention of cancer, with a secondary focus on immunotherapy. Xenova has a broad pipeline of products in clinical development and has a well established track record in the identification, development and partnering of innovative products and technologies.

On 14 August 2003, Xenova announced a recommended offer to acquire the entire issued share capital of KS Biomedix, a UK listed drug research and development group. This acquisition became unconditional in all respects on 15 September 2003 and the planned integration and rationalisation across the two businesses is well advanced.

Like Xenova, KS Biomedix was focused on the development of products for the treatment of cancer, particularly for clinical indications where survival prognosis is poor and those where there are few, if any, approved products. As a result of this acquisition, the enlarged Xenova Group has a broader clinical pipeline with a total of 12 products in clinical stage development including eight products in oncology (three in Phase II or Phase III) and four in addiction and immunology. Further details of the Group's products are set out in Part II of this document.


STRATEGY

Xenova focuses its resources on the discovery and development of commercially attractive novel, small molecule and biologic drug candidates. The Company believes there are attractive commercial opportunities for novel cancer and immunotherapeutic drugs that address clear unmet clinical needs. Through its expertise in these areas, the Group is well placed to take advantage of these opportunities.

The Directors believe that greatest value and nearer-term benefits can be achieved through focusing its development efforts on the commercially more attractive and later-stage drug candidates in the Group's portfolio. As a result, six key clinical development programmes (see drug candidates in bold in the table on page 16) have been prioritised, a number of which benefit from external funding or support, substantially reducing the costs of clinical development to Xenova. The Company has deprioritised the majority of the Group's early stage development programmes except where the programmes are externally funded.

Xenova seeks to manage risk and reduce cash burn and commercialise its development products through partnering with major pharmaceutical companies and entering into licensing agreements. Management has demonstrated a strong track record of entering into attractive licensing agreements for individual territories while retaining territorial rights within the business for outlicensing at a later stage.

Currently Xenova has partnerships with a number of significant pharmaceutical companies including Celltech, Genentech, Lilly, Millennium, Pfizer and QLT.

Xenova generally seeks to finance the development of its new drugs up to the completion of Phase II trials, at which point a licensing partner is sought to support the development and marketing of the product. To maximise value, Xenova also seeks to retain rights to significant geographic territories.


CURRENT TRADING AND PROSPECTS

The Company published its unaudited interim results for the six months to 30 June 2003 on 14 August 2003. These are reproduced in Part VI of this document. On 6 November 2003, the Company published its unaudited results for the nine months to 30 September 2003 which consolidate the financial statements of the KS Biomedix Group into those of the Xenova Group. These are also reproduced in
Part VI of this document and, at that date, Xenova had [GBP]10.6 million in cash and liquid resources.

Following the acquisition of KS Biomedix in September 2003, Xenova has made good progress in rationalising and consolidating the two groups, resulting in a significant reduction in costs and a reduction in the total number of employees to approximately 115. As a result, the Directors are confident that the prospects for the Xenova Group are positive for the current financial year.

As part of the restructuring activities following completion of the acquisition of KS Biomedix, approximately 26 positions have been eliminated across both head office and the research and development functions. The key clinical team managing TransMIDTM has now been relocated to Xenova's main offices in Slough. The Group is in various stages of discussions concerning the letting or disposal of surplus premises and is also seeking to dispose of non-core assets, including excess manufacturing facilities, and to license out deprioritised programmes. In particular, Xenova is in advanced negotiations in respect of the disposal of the Farnham property and expects shortly to agree a sale. Xenova is also in negotiations with respect to the disposal of related non-core research activities at that site. These were acquired as part of the KS Biomedix acquisition.

The Directors expect that losses and cash outflows will continue for a number of years. However, the Directors believe that this fundraising will allow the Company to continue the development of its clinical programmes and to commercialise its products through licensees.

Shareholders should be aware that if the Offerings do not proceed, the Xenova Group would not have sufficient working capital, for at least the next 12 months from the date of publication of this document, to support its currently planned level of activities.

If the Offerings do not proceed, the Group would need to take steps to reduce its activities in order to enable Xenova, on a standalone basis, to remain a going concern for at least the next 12 months from the date of this document. Such steps would include a reduction in overheads and development expenditure on the Group's drug candidates which may delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Group may also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favourable terms.


REASONS FOR THE OFFERINGS AND USE OF PROCEEDS

Xenova will use the proceeds from the Offerings to progress the development of the Group's later stage and commercially more attractive clinical programmes in order to extract the greatest value and nearer-term benefits from the Group's product portfolio. The Directors expect to enter into further licensing agreements with the prioritised drug programmes and, in addition, intend to pursue licensing opportunities for those programmes that have been deprioritised. The Directors believe that the additional financial strength resulting from the Offerings will also put the Group in a better position to negotiate favourable terms for its licensing agreements or other corporate transactions.

Specific areas to which funds from the Offerings, as well as existing funds, will be applied include the following:

* progressing TransMIDTM through Phase III clinical trials. TransMIDTM, which was acquired as part of the acquisition of KS Biomedix, is the most advanced product in Xenova's pipeline. At the time of the acquisition, the Directors indicated that they would seek funding to progress the programme. FDA approval to an SPA is currently being sought to progress TransMIDTM into Phase III clinical trials in adults with recurrent and/or progressive non resectable glioblastoma multiforme comprising two Phase III trials each costing approximately [GBP]11 million. Subject to FDA approval, it is intended that the first of these trials would commence immediately in approximately 50 centres in Europe and the US. This should then enable the Group, if necessary, to select an appropriate partner for the North American market to fund the second Phase III trial if the review of clinical data from the first study shows positive results;

* progressing at least one product candidate from the Group's novel DNA targeting agent programme (XR11576, XR5944, XR11612) to Phase II clinical trials. While the North American rights of these compounds have been licensed to Millennium, the Group has retained ownership of rights to, and is responsible for the development costs of, the programme in Europe and the rest of the world;

*      progressing XR303 through Phase I/II studies in pancreatic cancer; and

* progressing the addiction vaccines, TA-CD and TA-NIC, through clinical trials to establish proof of concept in man.

The aggregate net proceeds of the Offerings are expected to be approximately [GBP]19.4 million. The Directors currently estimate that approximately [GBP]11 million will be invested in the first TransMIDTM Phase III clinical trial, approximately [GBP]5 million in progressing the other prioritised clinical programmes and the remainder used for working capital.


BACKGROUND TO THE WARRANTS

Your Board has been considering various methods of financing the Group's continuing operations. The issue of Units is considered by the Board to be the most appropriate method of attracting funding for the Company.

The Company is of the opinion that, having regard to the Group's available financing facilities and the aggregate net proceeds of the Offerings prior to any exercise of the Warrants, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document. The Warrants, if exercised in full, would provide the Company with additional funds of approximately [GBP]7.0 million by 31 December 2008 to help fund the Group's development.

Upon Admission taking place, the Warrants will be listed on the Official List and tradeable separately from the Offer Shares on the London Stock Exchange's market for listed securities.


DETAILS OF THE UK PLACING, THE US PRIVATE PLACEMENT AND THE OPEN OFFER

The Company is proposing to raise in aggregate approximately [GBP]21.1 million (approximately [GBP]19.4 million net of expenses of the Offerings) by the issue of 18,760,169 Units at the Issue Price. This issue comprises:

* 6,090,148 Units, in aggregate, which are being placed firm under the UK Placing and the US Private Placement;

* 12,632,891 Units, in aggregate, which have been placed under the UK Placing and the US Private Placement subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer; and

* 37,130 Units, in aggregate, which are the subject of the Directors' Undertakings.

Units are being placed firm under the UK Placing and the US Private Placement with the intention of broadening the shareholder base of the Company by attracting new shareholders, including accredited investors in the United States. The Units being placed firm comprise 1,919,296 Units which are the subject of the Dr Tan Undertaking under which Dr Tan has agreed not to take up his entitlement under the Open Offer and to procure that certain of his family members and trusts, of which he and his family are beneficiaries, do not take up their entitlements as Qualifying Shareholders under the Open Offer and 4,170,852 Units attributable to ADSs which the Company's ADS depositary will not take up under the Open Offer.

Under the UK Placing Agreement, Nomura has agreed, subject to certain conditions, to use its reasonable endeavours to seek to procure subscribers for 11,360,578 Units at the Issue Price. To the extent that it fails to procure subscribers for such Units, and unless Units offered under the Open Offer are taken up by Qualifying Shareholders, Nomura will subscribe at the Issue Price for such Units.

Under the US Subscription Agreement, US accredited investors have, subject to certain conditions, entered into binding commitments to subscribe for 7,362,461 Units at the Issue Price, subject to reduction as a result of take up by Qualifying Shareholders under the Open Offer. These US accredited investors are participating pursuant to a private placement of the Units under Regulation D arranged pursuant to the US Placement Agent Agreement. The US Private Placement is not being underwritten by Nomura.

Qualifying Shareholders will be given the opportunity to apply under the Open Offer for 18,760,169 Units at the Issue Price, free of expenses, pro rata to their holdings of Existing Ordinary Shares on the Record Date, on the following basis:

                  1 UNIT FOR EVERY 13 EXISTING ORDINARY SHARES

Fractional entitlements to Units will not be allocated in the Open Offer but will be disregarded and entitlements rounded down to the nearest whole number of Units. Any fractional entitlements that would otherwise have arisen will be aggregated and issued under the UK Placing and the US Private Placement for the benefit of the Company. The Open Offer is only underwritten by Nomura in respect of the number of Units placed under the UK Placing which are subject to clawback under the Open Offer. Nomura is not underwriting the Units which are the subject of the US Private Placement or the Units which are the subject of the Directors' Undertakings.

The UK Placing and the Open Offer are conditional, inter alia, upon the UK Placing Agreement having become unconditional and not having terminated in accordance with its terms. The UK Placing Agreement will be conditional, inter alia, on the US Subscription Agreement having become unconditional (subject only to (i) Admission and (ii) the UK Placing Agreement becoming unconditional) and not having been terminated in accordance with its terms and Bingham McCutchen LLP, acting in its capacity as the escrow agent, having been irrevocably instructed to deliver escrowed funds of an amount not less than [GBP]3.5 million. If the conditions of the UK Placing Agreement are not fulfilled or, if capable of waiver, waived, on or before the relevant time and date specified in the UK Placing Agreement, application monies under the Open Offer are expected to be returned (at the applicant's risk), without interest, within 14 days thereafter.

The US Subscription Agreement will be conditional, inter alia, upon the gross proceeds being realised by the Company from the issue of Units pursuant to the US Subscription Agreement of at least [GBP]3.5 million, on the UK Placing Agreement having become unconditional and not having terminated in accordance with its terms and Admission having taken place. The Offer Shares and Warrants to be issued pursuant to the US Subscription Agreement have not been, and will not be, registered under US securities laws and are being issued pursuant to Regulation D, an exemption from such registration. Accordingly, they may not be offered, sold, assigned, pledged, transferred or otherwise disposed of or otherwise deposited into the Company's ADS facility, by the purchasers in the US Private Placement absent a subsequent registration thereof under such laws or an exemption from such laws.

The Offer Shares will, when issued and fully paid, rank pari passu in all respects with the issued New Ordinary Shares arising as a result of the Capital Reorganisation. Application has been made to the UKLA for the Offer Shares and the Warrants to be admitted to the Official List. Application has also been made to the London Stock Exchange for the Offer Shares and the Warrants to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings in such securities on the London Stock Exchange will commence on 23 December 2003.

Qualifying Shareholders will receive with this document an Application Form containing details of their entitlements to subscribe for Units. The terms of the Open Offer provide that Qualifying Shareholders may make a valid application for any number of Units up to and including their pro rata entitlements as shown on the Application Form.

SHAREHOLDERS SHOULD BE AWARE THAT THE OPEN OFFER IS NOT A RIGHTS ISSUE AND THAT ENTITLEMENTS TO UNITS WILL NOT BE TRADEABLE OR SOLD IN THE MARKET FOR THE BENEFIT OF THOSE WHO DO NOT APPLY UNDER THE OPEN OFFER.

The attention of Qualifying Shareholders who have registered addresses outside the United Kingdom or who are resident in, or citizens of, countries other than the United Kingdom is drawn to paragraph 6, headed "Overseas Shareholders and others" in Part III of this document.

Your attention is also drawn to the further details of the Open Offer set out in Part III of this document and to the summary of the principal terms of the UK Placing Agreement set out in paragraph 10(1) in Part VII of this document, and of the US Subscription Agreement set out in paragraph 10(2) in Part VII of this document.

THE LATEST TIME AND DATE FOR ACCEPTANCE AND PAYMENT IN FULL UNDER THE OPEN OFFER IS EXPECTED TO BE 3.00 P.M. ON 17 DECEMBER 2003.

CAPITAL REORGANISATION

It is proposed to sub-divide the Company's share capital as set out below. As at the date of this document, the Existing Ordinary Shares are trading at only slightly in excess of their nominal value of 10p each and, therefore, in order to facilitate the issue of shares under the Offerings, the sub-division of the Company's share capital is being carried out as it is prohibited by law from issuing new shares at less than their nominal value.

The Capital Reorganisation will consist of the sub-division, conversion and redesignation of each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares and the sub-division of each of the authorised but unissued Existing Ordinary Shares into ten New Ordinary Shares.

The Capital Reorganisation will not affect the inherent value of Shareholders in the Company as the number of ordinary shares in the Company held by Shareholders will not be affected as a result of the Capital Reorganisation. It is proposed that the Capital Reorganisation will take place pursuant to Resolution 1 at the EGM prior to the issue of the Offer Shares under the Offerings. The New Ordinary Shares will have the same rights as the Existing Ordinary Shares, including those relating to voting and entitlement to dividends. The Deferred Shares will not be admitted to the Official List or to NASDAQ, nor will they have any voting rights or dividend entitlement and they will rank after the New Ordinary Shares upon a distribution. Accordingly, the Deferred Shares will effectively be of no economic value. No share certificates will be issued in respect of the Deferred Shares.

Following the Offerings, the Board will consider whether the number of New Ordinary Shares in issue renders a consolidation of such shares appropriate. If so, a resolution to this effect will be proposed at a future general meeting of the Company.

New share certificates will be issued in respect of the Offer Shares, but not in respect of the New Ordinary Shares arising on the Capital Reorganisation in respect of which the share certificates for the Existing Ordinary Shares will continue to be valid, as Shareholders will remain entitled to the same number of New Ordinary Shares as stated thereon. Subsequent share certificates issued in respect of transfers and allotments following completion of the Capital Reorganisation will reflect the change in nominal value.


REDUCTION OF SHARE CAPITAL

Following and subject to the Capital Reorganisation, it is proposed that the Deferred Shares be cancelled. The Deferred Shares would otherwise cause administrative inconvenience and additional costs to be incurred and would effectively be of no economic value.

As at 30 September 2003, there was a deficit of [GBP]16.9 million on the Company's profit and loss account. The Company is unable to declare dividends until it has generated distributable reserves in excess of any deficit. Upon the cancellation of the Deferred Shares, a reserve of approximately [GBP]22 million will arise and this reserve will be used to eliminate the deficit on the Company's profit and loss account.

It is anticipated that all the Company's creditors as at the date of the Capital Reduction becoming effective will consent to the Capital Reduction allowing the balance of the reserve to be credited to the Company's profit and loss account. If this is not the case, part or all of the balance of the reserve may be required by the High Court to be transferred to a special reserve which will not be available for distribution until the non-consenting creditors at the effective date of the Capital Reduction have agreed or have been paid.

The Capital Reduction will not involve any distribution or repayment of capital by the Company to any Shareholder or other person, and will not reduce the underlying net assets of the Company. Its principal effect will be to eliminate the deficit on the Company's profit and loss account although it remains unlikely to be in a position to pay dividends in the foreseeable future.

To become effective, the reduction of capital requires a special resolution passed by the Company in general meeting. Resolution 2 will be proposed at the EGM to sanction the Capital Reduction which will be conditional on the passing of Resolution 1 to approve the Offerings and the Capital Reorganisation. The Capital Reduction also requires confirmation by the High Court. Subject to the confirmation by the High Court, it is expected that the Capital Reduction will become effective in the first half of 2004. The Company will give the High Court such undertakings (if any) as it may require for the protection of creditors.

THE XENOVA EXTRAORDINARY GENERAL MEETING

A notice convening an Extraordinary General Meeting of the Company to be held at Simmons & Simmons, CityPoint, One Ropemaker Street, London EC2Y 9SS at 10.00 a.m. on 22 December 2003 is set out at the end of this document. At this meeting, Resolution 1 will be proposed to:

(a) sub-divide, convert and redesignate each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares;

(b) sub-divide each of the authorised but unissued Existing Ordinary Shares into ten New Ordinary Shares;

(c) authorise the Directors in accordance with Section 80 of the Act to allot relevant securities up to an aggregate nominal amount of [GBP]3,170,469, including 187,601,690 New Ordinary Shares and 56,280,507 Warrants to be issued pursuant to the Offerings and representing approximately 130 per cent. of the total number of Existing Ordinary Shares of the Company in issue as at 25 November 2003. Shareholders need to authorise the Directors to allot the Units for the Offerings. This authority is in substitution for and to the exclusion of any and all authorities previously conferred on the Board for the purposes of Section 80 of the Act (save in respect of any allotment, offer or agreement already made pursuant thereto) and shall, unless previously revoked or varied by the Company in general meeting, expire on the date of the next Annual General Meeting of the Company or 15 months from the date of this resolution (whichever is the earlier);

(d) disapply the pre-emption provisions of Section 89 of the Act in respect of the allotment and issue of equity securities in connection with the Offerings and other pre-emptive issues or otherwise up to an aggregate nominal amount of [GBP]121,941 representing 5 per cent. of the total number of Existing Ordinary Shares of the Company in issue as at 25 November 2003. This power shall expire at the same time as the authority referred to above in paragraph (c); and

(e) amend the Articles of Association by a deletion of the existing Article 1(A) and the substitution in its place of a new Article 1(A) setting out the authorised share capital of the Company and the rights and restrictions attaching to the Deferred Shares.

Resolution 2 will be proposed conditional upon Resolution 1 referred to above being passed and becoming effective:

(a) to approve the reduction of capital of the Company by cancelling all of the Deferred Shares; and

(b) contingent upon the cancellation of the Deferred Shares, to approve the amendment of the amended Articles of Association by deleting the then current Article 1(A) and the substitution in its place of a new Article 1(A) setting out the authorised share capital of the Company.

Following the passing of the first resolution referred to above, the Directors will have the authority to allot, in aggregate, up to 317,046,900 New Ordinary Shares and Warrants representing approximately 130 per cent. of the number of currently issued Ordinary Shares of Xenova. Following completion of the Offerings and after taking into account ordinary shares reserved for issue on the exercise of options, the Directors will have the authority to allot in aggregate up to 80,416,758 New Ordinary Shares, representing approximately 5.85 per cent. of the Company's then authorised but unissued share capital.

Your Directors have no present intention of issuing any part of the unissued authorised share capital other than in connection with the Offerings.


ACTION TO BE TAKEN

(a) Extraordinary General Meeting

A Form of Proxy is enclosed for use by Shareholders in relation to the Extraordinary General Meeting. Whether or not Shareholders intend to be present at the Extraordinary General Meeting or participate in the Open Offer, they are requested to complete, sign and return the Form of Proxy to the Company's registrars, Computershare Investor Services PLC at P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible, but in any event so as to arrive not later than 10.00 a.m. on 20 December 2003. The completion and return of a Form of Proxy will not preclude a Shareholder from attending the Extraordinary General Meeting and voting in person should he or she subsequently wish to do so.

(b) Open Offer

The action to be taken by Qualifying Shareholders to apply for Units under the Open Offer is set out in paragraph 4, "Procedure for Application and Payment", in Part III of this document and on the accompanying Application Form. The attention of Overseas Shareholders is drawn to paragraph 6, "Overseas Shareholders and others", in Part III of this document and to the warranty concerning Overseas Shareholders on the Application Form.


FURTHER INFORMATION AND RISK FACTORS

Your attention is drawn to the further information set out in Parts II to VII of this document relating to the Company and the Offerings. In particular, your attention is drawn to the summary of risk factors set out in Part V of this document.


WORKING CAPITAL CONSIDERATIONS

SHAREHOLDERS SHOULD BE AWARE THAT IF THE OFFERINGS DO NOT PROCEED THE XENOVA GROUP WOULD NOT HAVE SUFFICIENT WORKING CAPITAL, FOR AT LEAST THE NEXT 12 MONTHS FROM THE DATE OF THIS DOCUMENT, TO SUPPORT ITS PLANNED LEVEL OF ACTIVITIES.

IF THE OFFERINGS DO NOT PROCEED, XENOVA WOULD SEEK TO TAKE STEPS TO REDUCE THE GROUP'S ACTIVITIES IN ORDER TO ENABLE XENOVA, ON A STANDALONE BASIS, TO REMAIN A GOING CONCERN FOR AT LEAST THE NEXT 12 MONTHS FROM THE DATE OF THIS DOCUMENT. THESE STEPS WOULD INCLUDE A REDUCTION IN OVERHEADS AND DEVELOPMENT EXPENDITURE ON THE GROUP'S DRUG CANDIDATES WHICH MAY DELAY, REDUCE OR ELIMINATE THE DEVELOPMENT OF PRODUCT CANDIDATES WHICH ARE NOT EXTERNALLY FUNDED BY PARTNERS. IN ADDITION, THE GROUP MAY ALSO BE FORCED TO LICENSE THE RIGHTS TO SOME OF ITS DRUG CANDIDATES AND TECHNOLOGIES AT AN EARLIER STAGE THAN WOULD OTHERWISE BE INTENDED, WHICH WOULD BE LIKELY TO BE ON LESS FAVOURABLE TERMS.


DIRECTORS' ENTITLEMENTS

The Directors have irrevocably undertaken to take up part or all of their entitlements as Qualifying Shareholders under the Open Offer in respect of 37,130 Units in aggregate. Each executive Director will subscribe for the Units which are the subject of his irrevocable undertaking with certain proceeds of the annual bonus paid to him in January 2003. Accordingly, pursuant to the Xenova Deferred Share Bonus Plan, each executive Director will be granted options to subscribe for New Ordinary Shares in accordance with the Xenova Deferred Share Bonus Plan which is summarised in paragraph 5(E) of Part VII of this document.


RECOMMENDATION

The Directors, who have received financial advice from Nomura in relation to the Offerings, consider that the Proposals are in the best interests of Xenova and Shareholders taken as a whole. In giving its financial advice, Nomura has taken into account the Directors' commercial assessment of the Offerings and the Company's current and future funding requirements.

Accordingly, your Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings of 633,925 Existing Ordinary Shares which, in aggregate, represent approximately 0.26 per cent. of the current issued share capital of the Company.

Yours faithfully




JOHN JACKSON

NON-EXECUTIVE CHAIRMAN

                                     PART II

                      INFORMATION ON THE GROUP'S ACTIVITIES

INTRODUCTION

Xenova is a UK-based bio-pharmaceutical company which focuses primarily on novel approaches to the treatment and prevention of cancer, with a secondary focus on immunotherapy. The Xenova Group has a broad pipeline of products in clinical development and has a well established track record in the identification, development and partnering of innovative products and technologies. The Group has partnerships with significant pharmaceutical companies, including Celltech, Genentech, Lilly, Millennium, Pfizer and QLT.

Xenova merged with Cantab in April 2001 and in September 2003 completed the acquisition of KS Biomedix, the UK listed drug research and development company. Like Xenova, KS Biomedix was focused on the development of products for the treatment of cancer, particularly clinical indications where survival prognosis is poor and there are few, if any, approved products.

The Xenova Group currently employs approximately 115 people spread across its major facilities in Slough (head office and development) and Cambridge (immunotherapy and contract manufacture of clinical trial material) in the UK and Edmonton in Canada (manufacture of biologics).


REVIEW OF DRUG CANDIDATES AND PROGRAMMES

Xenova's primary product focus is oncology, with a secondary focus on immunotherapy. The table below summarises the Group's drug candidates and early development programmes. Programmes in bold have been prioritised for development.

Drug Candidates/     Therapeutic area         Stage of Development  Partner
  Programmes
CLINICAL PROGRAMMES
TRANSMID[TM] (XR311) GLIOMA                   PHASE III             SOSEI, NYCOMED,
                                                                    MEDISON, RANBAXY
TARIQUIDAR (XR9576)  CANCER                   PHASE II              QLT (NORTH AMERICA
                                                                    ONLY)
TA-HPV / TA-CIN      Cervical cancer          Phase II              --
TA-CD                COCAINE ADDICTION        PHASE II              NIDA*
XR303                CANCER                   PHASE I               --
HumaRAD              Cancer                   Phase I               --
XR11576/XR5944       SOLID TUMOURS            PHASE I               MILLENNIUM (NORTH
                                                                    AMERICA ONLY)
DISC-PRO             Genital and oro-labial   Phase I               --
                     herpes prophylaxis
TA-NIC               NICOTINE ADDICTION       PHASE I               --
DISC-GMCSF           Cancer                   Phase I               --
DISC-VET             Bovine Herpes Virus      Phase I equivalent    Pfizer

EARLY DEVELOPMENT PROGRAMMES
Triomics             Solid tumours            Preclinical           Option to acquire
XR11612              Solid tumours            Preclinical           As XR11576
OX-40                AUTOIMMUNE               PRECLINICAL           CELLTECH, GENENTECH
                     DISORDERS
OX-40L               INFECTIOUS DISEASES,     PRECLINICAL           --
                     ANTI-CANCER
PAI-1                Cardiovascular           Preclinical           Lilly
PAI-1                Cancer                   Preclinical           Lilly (Option)**
MRP                  Cancer and asthma        Preclinical           --
VP22 (Phogen joint   Intra-cellular delivery  Preclinical           Genencor
  venture)           system
HIF-1 alpha          Cancer                   Preclinical           --
MEN-B                Meningitis               Preclinical           --

                                       16


Drug Candidates/     Therapeutic area         Stage of Development  Partner
  Programmes

XR304                Ulcerative colitis       Preclinical           --
XR113                Cancer                   Preclinical           --
Ribosome display     Cancer targets           Preclinical           Babraham
  (Discerna)


* NIDA provides funding to independent investigators to conduct certain trials of TA-CD, but has no rights for its commercialisation, nor is funding required to be repaid by Xenova.

**Lilly has an option to acquire development and commercialisation rights relating to PAI-1 inhibitors in the cancer field.


PRODUCT STRATEGY

The Directors have prioritised the development of six key clinical development programmes (see drug candidates in bold in the table above, under the heading "Clinical programmes") with the intention of focusing on the development of the commercially more attractive programmes with the greatest value and near term benefits. A number of these programmes benefit from varying levels of external funding or support.

The majority of the early development programmes have been deprioritised, except where they are externally funded, as is the case for the Genentech collaboration on OX-40. The Group is pursuing licensing opportunities for those programmes which have been de-prioritised.


CLINICAL PROGRAMMES

ONCOLOGY

TransMID[TM] (XR311)

TransMID[TM] is a modified diphtheria toxin conjugated to transferrin for the treatment of high-grade glioma (brain tumours). The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the cells. Transferrin receptors are particularly prevalent on rapidly dividing cells, as their usual function is to mediate the transport of iron into cells for growth. The high level of transferrin receptor expression on glioma cells by comparison with the surrounding healthy brain cells makes transferrin an ideal targeting mechanism for the diseased cells. Once inside a cell the diphtheria toxin interferes with protein synthesis, ultimately killing the cell.

TransMID[TM] is pumped directly into the brain tumour via two catheters using CED (Convection Enhanced Delivery -- licensed from the National Institute of Health, US). CED greatly enhances the distribution of drugs through the tumour mass and produces high local concentrations of drug. Since TransMID[TM] is infused directly into the tumour, it circumvents the usual obstacle presented to drug delivery to the brain by the blood-brain barrier and this local administration technique also reduces systemic side effects.

The Directors believe that TransMID[TM] has demonstrated impressive results in Phase I and Phase II clinical trials. In a Phase II study, conducted at nine centres, a 50% or greater reduction in tumour volume was noted in 35% of evaluable patients (n=34), which translated into an improvement in overall survival time, with the median survival time for all 44 patients treated in the study reaching 37 weeks. The increase in life expectancy for those who did respond to the drug was significantly higher, with a median survival time for responders of 70 weeks. This compared to 27 weeks for those who did not respond, which is in line with the average life expectancy for patients treated with the current best standard of care.

Plans to progress TransMID[TM] into Phase III trials in adults with recurrent and/or progressive non-resectable glioblastoma multiforme have been agreed with the FDA. SPA approval is being sought from the FDA for two Phase III trials, and part of the proceeds from the Offerings will be used immediately to fund the first of these trials. If the first trial shows positive results, the Group intends to select an appropriate partner for the North American market to fund the second Phase III trial. The Group will require funding to commence the Phase III trials of TransMID[TM].

The Xenova Group has exclusive licences to intellectual property relating to TransMID[TM] under an agreement with Amersham, which originally licensed the rights from NIH, the original inventor. Xenova is in advanced discussions with both NIH and Amersham with respect to amending the commercial terms of these licences. If successful these discussions are expected to have the effect of increasing the Xenova Group's potential overall share of market revenues of TransMID[TM].

TransMID[TM] is currently licensed to Sosei in Japan, Nycomed in Europe, Medison in Israel and Ranbaxy in India. Following completion of the acquisition of KS Biomedix, Xenova is in discussions with Nycomed regarding the ongoing terms of its licensing arrangements with Nycomed. Rights to TransMIDTM in the Americas have been retained by the Group.

Tariquidar

Discovered by Xenova, tariquidar is a potent small-molecule inhibitor of the P-glycoprotein pump, which is being developed for the treatment of multidrug resistance (MDR) in cancer.

In August 2001, Xenova signed an exclusive licence agreement with QLT for the development and marketing of tariquidar in the United States, Canada and Mexico. Xenova retains substantially all rights to commercialise tariquidar in Europe and the Rest of the World.

In June 2002 patient enrolment in two pivotal Phase III clinical trials was begun using tariquidar as an adjunctive treatment in combination with first-line chemotherapy for NSCLC (non-small-cell lung cancer) patients.

On 12 May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the DSMC, which had completed the un-blinded interim review of the data for the two ongoing trials. At the time of the announcement it was stated that a detailed review of the unblinded clinical data on the patients in the Phase III trails would occur, and that decisions concerning the further development of tariquidar in oncology would be made by QLT and Xenova following this review. The evaluation is continuing and Xenova and QLT anticipate a decision on future strategy in the next few months. The US National Cancer Intitute (NCI) has expressed an interest in pursuing further clinical studies of tariquidar.

Data from the 304 patients already enrolled into these Phase III studies represents the largest collection of efficacy and safety data from a randomised, placebo-controlled study of a third generation P-gp inhibitor, and may offer valuable insight into the potential for tariquidar in NSCLC or other indications.

On 23 July 2003, QLT announced that enrolment in a Phase IIb trial using tariquidar as an adjunctive treatment to chemotherapy for patients with chemo-refractory breast cancer, which was being carried out at the MD Anderson Centre, Texas, had been sufficiently completed on 17 patients. Preliminary data on the first 11 patients was presented in a poster at this year's ASCO meeting. The data showed that one patient had experienced a partial response after tariquidar was used as an adjunctive treatment to the chemotherapy to which the patient had not been previously responding. In addition to the partial response, three patients showed stable disease after the second cycle of treatment and one continued to be stable at the end of cycle four. QLT will not be enrolling new patients in this trial.

XR11576, XR5944, XR11612

These compounds are novel DNA targeting (cytotoxic) agents whose mode of action was originally thought to involve dual inhibition of topoisomerases I and II. It is now believed that they have a novel mechanism of action.

In preclinical studies, XR11576 has been shown to be highly potent as a cytotoxic agent in both parental and MDR cell lines. In vivo, it has been shown to display good potency when compared to existing therapies and has good oral bioavailability. XR11576 entered Phase I clinical trials in February 2002. These open label trials are being carried out at centres in the UK and the Netherlands and comprise multiple ascending oral doses in patients with solid tumours. Patients are being monitored for safety, tolerability, pharmacokinetics and anti-tumour activity. XR11612 remains in preclinical development as a backup.

In preclinical studies, XR5944 has demonstrated highly potent cytotoxic activity, both in vitro and in vivo, against a number of human tumour models. In human tumour xenograft models, treatment with XR5944 caused both partial and complete regression of large established tumours without concomitant weight loss indicating excellent efficacy with minimal toxicity. In July 2003, Xenova announced the start of a Phase I clinical trial of XR5944. The Phase I clinical trial is an open label, dose-escalation study in adult patients with advanced solid tumours to evaluate the safety and tolerability, as well as pharmacokinetic properties of XR5944. The study will be conducted at three centres in the UK and will include approximately 40 patients.

On 19 November 2003 Xenova announced the publication of new research into the mechanism of action of XR5944 (MLN944). This research, which was presented at the meeting of the annual AACR-NCI-EORTC International Conference (Boston 17-21 November 2003) supports the conclusion that XR5944 is a novel DNA/RNA targeting agent and that its mechanism of action is distinct from current cytotoxic agents.

The Directors believe that a substantial market exists for novel drugs that offer improved efficacy and/or an improved side-effect profile.

In December 2001, Xenova entered into an agreement with Millennium for the development and North American marketing of XR11576, XR11612 and XR5944. Xenova received an upfront payment of US$11.5 million ([GBP]6.8 million) and will receive substantial future milestone payments and significant royalties following the achievement of specific development and sales goals. Xenova retains substantially all commercialisation rights for all products arising from the collaboration outside the United States, Canada and Mexico. Xenova retains responsibility for development of the compounds, which have been funded by Millennium since 2003. The collaboration provides for an agreed level of funding up to US$20 million ([GBP]11.8 million), to the end of Phase II clinical trials.

XR303

XR303 is the first radioimmunotherapy product utilising a super high affinity chimaeric (human-sheep) monoclonal antibody to be evaluated in man. It was developed using the Xenova Group's proprietary sheep monoclonal antibody technology, that binds to CEA (Carcinoembryonic antigen), which is widely expressed on solid tumours. The antibody is used to deliver radionuclide, Iodine-131, to the tumour. The intention is to deliver a dose of radiation to the tumour that is sufficient to kill tumour cells without causing damage to normal tissues.

A high affinity antibody should remain bound to its target for longer, with a consequent increase in the amount of antibody at the tumour relative to the blood. Prolonged binding at the tumour could permit a lower dose to be used, with a consequent reduction in side effects and cost of treatment.

XR303 has completed a Phase I imaging study in patients with metastatic colorectal cancer. This study, conducted in 10 patients, provided favourable results, with the tumours still clearly visible at 8 days as a result of the radiolabelled antibody remaining bound to the tumour surface. There were no drug related side effects.

In view of these favourable results, development of XR303 was also initiated as a therapeutic product for the treatment of pancreatic cancer, where the majority of tumours examined have been shown to express CEA. A Phase I/II dose escalation study in patients with non-resectable pancreatic cancer was commenced in October 2002, and is anticipated to complete in 2005.

In May 2003 both the European Commission and the FDA granted orphan drug designation to XR303 for pancreatic cancer.

TA-CIN and TA-HPV

TA-CIN is a therapeutic vaccine which is being developed for the treatment of cervical intra-epithelial neoplasia (cervical dysplasia), the name given to abnormal pre-cancerous cell growth in the area of the cervix. The cause of these abnormal cells is generally believed to be infection with human papillomavirus (HPV) and is part of the disease pathway that can lead to the development of cancer. As a result of screening programmes, there is a defined target population for a vaccine that can treat cervical dysplasia. Once a diagnosis of moderate to severe cervical dysplasia has been made, current treatment involves invasive procedures. TA-CIN employs a recombinant fusion protein derived from HPV 16, the strain of virus most closely associated with cervical cancer.

Preclinical tests conducted by the project team and collaborators at Leiden University, the Netherlands, demonstrated clear therapeutic and prophylactic effects of TA-CIN in an animal tumour model. This was followed by extensive preclinical development with TA-CIN and a Phase I trial was completed during 2000. TA-CIN specific antibody responses and positive T cell responses were seen in all of the cohorts receiving active vaccine.

TA-HPV is a vaccinia viral vector carrying inserted HPV genes, which is being developed to treat cervical cancer, the most serious of the conditions caused by the HPV virus. Phase I trials of TA-HPV provided immunogenicity and safety data. A series of physician-initiated Phase IIa trials was carried out at two centres in the UK. The results of one of these, in which TA-HPV was tested in 18 patients with high grade vulval intra-epithelial neoplasia (VIN 3), were presented in September 2001 at the 19th International Human Papillomavirus Conference. 44% of patients were judged to show an objective clinical response at six months and a further 22% showed significant symptom relief. Studies have found that 50% to 90% of VIN patients are HPV positive. The results of a further Phase IIa trial, in 12 patients with HPV-positive ano-genital intra-epithelial neoplasia, were announced in March 2002 at a meeting of the British Society of Investigative Dermatology. The results were consistent with the data announced from the earlier trial with 42% of patients showing at least 50% reduction in total lesion diameter over 24 weeks, of whom one patient showed complete regression of her lesion. Overall, there was an average decrease in lesion size of 40%, with 83% of women showing some improvement.

Pre-clinical studies have demonstrated that a combination of TA-HPV and TA-CIN results in an immune response that is significantly stronger than that observed with either product alone. The start of a combined Phase II physician-sponsored open label "prime-boost" trial, targeting the treatment of HPV associated ano-genital intra-epithelial neoplasias, was announced in October 2001. This study was conducted on 29 women with HPV associated conditions at 3 centres in the UK.

The first results of this study were published on 14 April 2003 and indicated that the prime-boost strategy, using a combination of Xenova's TA-CIN and TA-HPV therapeutic vaccines is both safe and well tolerated and demonstrated clear clinical responses, even in women with long-standing disease.

Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response (confirmed by histological examination and viral clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients (19%) were HPV16 negative at the end of the study.

DISC-GMCSF

GMCSF is a cytokine or cell-signalling molecule and a potent stimulator of immune responses. DISC-GMCSF is an immunotherapy product which uses Xenova's DISC (disabled infectious single-cycle) technology to deliver the GMCSF gene to tumour cells and is being developed to render these cells immunogenic. If immunogenic, these cells would stimulate a general attack by the immune system on cancer cells wherever they are in the body, and would therefore potentially destroy not only the cells in any primary tumour but also those cancer cells that may have migrated elsewhere in the body. It may also have the potential to provide the body with an immunological memory that could protect against subsequently recurring tumours. DISC-GMCSF is based on a disabled herpes virus.

Preclinical data relating to DISC-GMCSF was published in July 2001 and showed DISC-GMCSF to be safe with no adverse reactions reported. Preclinical studies have also shown DISC-GMCSF to have efficacy in models of breast and colorectal cancer.

The results of a Phase I trial for DISC-GMCSF were announced in June 2002. The dose-escalating safety study was carried out in a total of nine patients with metastatic melanoma at three centres in the UK.

DISC-GMCSF was injected directly into superficial lesions. The trial found DISC-GMCSF to be well tolerated. The DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, a key objective of the study.

HumaRAD

Acquired from Intracel, XR309 and XR310 are fully human monoclonal antibodies that bind to different sites on a proprietary antigen, CTA1. This antigen is present on a wide variety of tumours but has limited presence on normal tissue. XR309 and XR310 are radioimmunotherapies for the treatment of solid tumours, focusing on head and neck cancer and ovarian cancer respectively.

Two Phase I studies in head and neck cancer have been undertaken with XR309, involving a total of 18 patients with the objective of determining safety, biodistribution and pharmacokinetics. The antibody was injected directly into tumours to provide the maximum dose of radiation to the tumours while minimising side effects from systemic radioactivity. Data showed XR309 to be well tolerated and there were no drug-related serious adverse events. There was no immune reaction to the antibody and therapeutic doses of radioactivity were detected in the treated tumours for prolonged periods.

In ovarian cancer two imaging studies, involving 55 patients, have been undertaken with the XR310 antibody labelled with Technetium-99m. The antibody was well tolerated and the tumour sites were imaged, confirming specific localisation of the antibody.


ADDICTION

TA-CD

TA-CD is a therapeutic vaccine for the treatment of cocaine addiction and is designed to induce cocaine-specific antibodies which bind to cocaine in the blood, blocking its passage into the brain. The human physiological response to cocaine is therefore altered, reducing the behavioural reinforcement to cocaine abuse. In a preclinical model of cocaine self-administration, immunisation with an anti-cocaine antibody measurably reduced drug-seeking behaviour. To date, two clinical studies have been conducted to assess the safety and immunogenicity of TA-CD. In both studies, TA-CD was found to be well tolerated both locally and systemically. Antibody levels correlated both with the dose of vaccine given and with the number of vaccinations.

The successful results of a Phase IIa clinical trial, which was supported by NIDA, were announced in July 2001. Attenuation of the usual euphoric effect of cocaine was reported amongst patients who admitted using cocaine during the study, which provided anecdotal evidence of the benefit of TA-CD.

In April 2002 patient dosing began in an open label Phase IIa dose escalation trial for TA-CD designed to evaluate the safety and immunogenicity of TA-CD using a 4 or 5 dose vaccination schedule. The results of this second Phase IIa dose escalation trial were reported on 17 June 2003. Once again, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action. This study was funded in part by NIDA.

The start of a second Phase IIa trial for TA-CD was announced on 14 April 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration. Cocaine-dependent volunteers, specifically selected from those not seeking to quit, undergo psychological and physiological assessments whilst cocaine is administered under laboratory conditions. The effect of TA-CD is determined by comparing findings from before and after a four-dose immunisation course. This study is also being funded, in part, by NIDA.

On 24 October 2003, Xenova announced the start of the first randomised, placebo controlled Phase IIb clinical trial for TA-CD. The primary objective of this new study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency are being recruited into the placebo-controlled, randomised, double-blinded clinical study. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage for a period of 20 weeks. Testing for cocaine metabolites in urine will continue for a period of up to nine months. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial, which is being supported by NIDA, is expected to last up to two years (depending upon the rate of recruitment) and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

The Directors are not aware of a competing product at any more advanced stage of development than TA-CD and therefore believe that Xenova could be the first to market a product of this type.

TA-NIC

TA-NIC is a therapeutic vaccine which is under development for the treatment of nicotine addiction. TA-NIC is designed to induce nicotine-specific antibodies. On smoking, nicotine enters the bloodstream where it is expected that it will encounter and bind to these antibodies. This nicotine-antibody complex is too large to cross the blood-brain barrier, so the pleasurable stimulus which usually accompanies smoking should be absent or reduced. It is anticipated that this would help smokers to break the habit and prevent relapse in ex-smokers.

TA-NIC entered a double-blind, randomised, placebo-controlled Phase I study in September 2001. Results of this study were announced in June 2002 and showed TA-NIC to be safe and well tolerated both systemically and locally and that the vaccine generated a specific anti-nicotine response. The trial was carried out in both smokers and non-smokers and is the first evaluation of an anti-nicotine vaccine in man. Xenova announced the start of a second Phase I clinical trial for TA-NIC on 8 October 2003. In this study approximately 60 smokers are being recruited into a double-blind, randomised, placebo-controlled trial the objective of which is to further establish safety and tolerability, and to determine the vaccination dose and schedule required to induce the optimal anti-nicotine antibody response. Three different doses of the vaccine are being evaluated. The impact of vaccination on nicotine-induced changes in heart rate and skin temperature will also be monitored.


INFECTIOUS DISEASES

DISC-PRO

DISC-PRO is a prophylactic vaccine in development for the prevention of oro-labial and genital herpes. DISC-PRO is aimed at the prevention of symptomatic disease in adolescents or subjects who are sexually active (genital herpes disease) and children (oral-facial disease).

During 2000 a double-blind, placebo-controlled Phase I dose-escalation study was completed in 110 asymptomatic adults categorised according to their preimmunisation HSV serostatus. DISC-PRO was found to be very well tolerated and immunogenic. It is intended to seek a corporate partner ahead of entering Phase II/III clinical trials for the further development of this programme.

DISC-VET

DISC-VET is a programme to develop Xenova's DISC technology for the treatment of animal disease. DISC-VET is a vaccine designed for the prevention of infectious bovine rhinotracheitis, an upper respiratory tract infection in cattle caused by the Bovine Herpes Virus. DISC-VET is currently in development in partnership with Pfizer. DISC-VET has been shown to be both safe and to offer effective protection against disease symptoms. Pfizer entered DISC-VET into development in January 2001. Xenova's DISC vaccine technology is applicable to multiple disease targets including diseases which affect other animal species.


EARLY DEVELOPMENT PROGRAMMES

The Xenova Group has a broad pipeline of earlier stage development programmes and technologies. The majority of these early stage programmes have been de-prioritised, except where they are externally funded. Xenova is pursuing licensing opportunities for de-prioritised programmes.

Triomics -- trimeric proteins that act as natural "scaffolds" to which other molecules can be attached at either or both ends, enabling greater concentration of therapeutic drugs to be achieved at the tumour site. This technology could provide a valuable new generation of multivalent products for the treatment of cancer with the potential for additional licensing opportunities. Presently, the Xenova Group retains an option until January 2004 to acquire a licence to the Triomics technology from ISIS Innovation, the technology transfer arm of Oxford University.

OX40/OX40L -- a platform for creation of multiple product candidates targeting cancer and autoimmune disease. A partnership has been established with Celltech to develop an antibody-based product against OX40 for treatment of autoimmune disease. A further partnership with Genentech has been established for the research, development and worldwide marketing of products primarily targeting disorders of the immune system based on the OX40 receptor protein and anti-OX40L antibody programmes. In October 2003 novel findings relating to a research collaboration, involving the Xenova Group 0X40 technology and its potential for the treatment of influenza, were published by Imperial College, London, concluding that downregulation of the immune response, through blocking the 0X40-0X40 ligand interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus.

PAI-1 inhibitor technology -- a platform for the development of drugs targeting cancer and cardiovascular disease. Research in the cardiovascular area is being carried out in collaboration with Lilly.

MRP (Multi-Drug Resistance Protein) -- a research programme at the lead optimisation stage, to find a drug candidate which inhibits MRP, a protein which expels small molecules (including several cytotoxic drugs) from cells.

VP22 technology -- a novel technology for enhancing delivery of gene-based therapeutics, being developed under a joint venture, Phogen, with Marie Curie Cancer Care.

HIF-1 alpha -- a research programme to identify a small molecule inhibitor of HIF-1 (Hypoxia Inducible Factor), which may have anti-cancer and anti-angiogenic activities.

MEN-B -- a vaccine for the prevention of meningitis caused by meningococcal group B infections, carried out in collaboration with the Institute for Infections and Immunity, based at Nottingham University, currently at the lead evaluation stage.

XR304 -- antibodies against a novel protein target (CEP) in ulcerative colitis with a potentially novel mechanism of action to prevent inflammation. The antibodies and CEP have been licensed from the University of Medicine and Dentistry of New Jersey.

XR113 -- development of a potent new cancer therapy based on the Bcl-2 family of proteins that both inhibit and promote programmed cell death (apoptosis) with the National Institute of Neurological Disorders and Stroke (NINDS), part of the National Institutes of Health in the USA under a Cooperative Research and Development Agreement.

Ribosome display -- identification by Discerna, a joint venture with Babraham, of new candidates to cancer targets. Ribosome display is a cell-free system for the rapid in vitro selection of proteins and peptides from large libraries (1012 members) by coupling proteins to their corresponding mRNA through the formation of stable protein-ribosome-mRNA complexes.


PATENT PROTECTION

Xenova works closely with the Group's patent attorneys to maximise patent protection for its research and development product portfolio. Whenever the Group believes that novel technical developments have been made, patent protection is considered immediately. The Xenova Group's general strategy with respect to patent applications is to file a priority application in the United Kingdom which forms the basis for subsequent patent applications filed in other jurisdictions where protection of the potential market for the product is considered appropriate.

The Xenova Group owns or co-owns or is exclusive licensee of over 53 families of patent applications and patents in various jurisdictions around the world.

TransMIDTM technology platform and product candidates -- The manufacture, use and delivery of transferrin-diphtheria toxin conjugates are protected by a number of patents. US5792458 (filed 1994) claims the use of conjugates targeted to the T3 antigen receptor, epidermal growth factor or the transferrin receptor and a method for the ex vivo treatment of graft versus host disease and for the selective killing of leukaemia cells; US5208021 (filed 1989) claims methods for preparing immunotoxins that comprise certain inactivated diphtheria toxins; CA1338818 (filed 1989) claims immunotoxins that comprise inactivated diphtheria toxin and their usage in the treatment of certain tumours; US5352447 (filed
1992) and US5728373 claim methods of treating tumours of the central nervous system. Patents are also held which claim: convection-enhanced drug delivery (US5720720, filed 1996); a method for protecting the vasculature against the effects of immunotoxins (Patent pending US/02/0016335, filed 2001); a process for the production of diphtheria toxin (Patents pending WP/00/50449/A1, EP1157034A1 and AU/00/28146A5) and recombinant human transferrin (US5986067, filed 1993 and US5026651 filed 1985 and patent pending CA103583AA, filed 1992).

XR5944 is protected by a family of patent applications which represents a class of novel DNA targeting agents, and by granted US patent No. 6,114,332. The European Patent Office has indicated that they will grant a European Patent, but actual grant has not yet occurred. The XR11576 series of compounds, which includes XR11612, represents a class of novel DNA targeting agents, and is protected by published PCT application WO 01/46/57.

Tariquidar is protected by a family of patent applications in a number of territories, deriving from an international patent application which claims novel compounds, a process for producing the compounds, pharmaceutical compositions containing them and their use as modulators of MDR.

DISC-PRO, which is being developed for prophylactic vaccination against herpes simplex virus infection, and veterinary herpes virus vaccines under development by Pfizer are protected, inter alia, by granted European patent EP 0 550 553, and by granted US patents 5,665,362 and 5,837,261.

DISC-GMCSF is protected by one further patent family, which concerns genetically disabled herpes virus vectors carrying for example a cytokine gene. This family is protected, inter alia, by published PCT application WO 96/26267. A US patent covering anti-tumour uses of Xenova's DISC-GMCSF has been issued (US 6287557), with further US applications pending.

TA-CIN is protected by two patent families (one licensed from Cancer Research Campaign Technology Ltd) which concern papillomavirus subunit vaccines. These families are protected, inter alia, by granted European patent EP 0592 480
(CRCT) and granted US patents 5,955,087 and 6,123,948 (Cantab). In addition, in relation to "prime-boost" combination vaccines involving TA-CIN and a virus vector vaccine, Xenova has exclusive rights in respect of a recent patent application held jointly by Xenova and a university covering certain "prime-boost" combinations of subunit vaccine and virus-vector vaccine for HPV.

OX40 and OX40L are protected by two patent families (licensed from Stanford University) concerning these immune-system proteins. The families are protected, inter alia, by granted US patent 5,821,332 and 6,156,878 (Stanford et al), and by published PCT application WO 95/21915 (and granted US patent 6,242,566).

VP22 (transport-protein) technology is protected by three main patent families (where Xenova holds a licence via Phogen, inter alia, for vaccine applications, in some cases under a head-licence from Marie Curie Cancer Care). These patent families are protected, inter alia, by published PCT applications WO 97/05265, WO 98/32866, and WO 98/42742, and granted US patents 6,017,735, 6184038, and
6251398.

TA-CD and TA-NIC are protected by two patent families (applied for or granted to Immulogic, and assigned or under assignment to the Xenova Group) which concern conjugate vaccines for use in treatments against addiction to nicotine and cocaine. These are protected, inter alia, by granted US patents US 5,876,727, US 5,773,003, US 5,840,307, US 5,760,184, and US 6,054,127, and
published PCT applications WO 96/30049 and WO 98/14216.

The XR334 series of compounds, which includes candidates in the PAI-1 project, are protected by 4 families of patents and patent applications in the field of thrombosis. The first family relates to their novel use as PAI-1 inhibitors. The applications have been granted in certain territories. The second family of patent applications relates to novel compounds, a process for producing the compounds and pharmaceutical compositions containing them. The third family of patent applications relates to a selected group of novel compounds, a process for producing them and pharmaceutical compositions containing them as well as their use as PAI-1 inhibitors. The final family of patent applications relates to novel compounds, a process for producing the compounds, pharmaceutical compositions containing them and their use as inhibitors of PAI-1. These applications have been granted in certain territories.

Antibody Patent Portfolio -- Certain humanised high affinity monoclonal antibodies are protected by a European patent (EP0574461), granted in May 2000. An opposition was lodged in the European Patent Office against this patent: the proceedings are still pending. A corresponding US application is also pending.

Anti-Inflammatory Patent Portfolio -- the Xenova Group holds a portfolio of patents claiming the use of small molecules (and combinations of small molecules) and antibodies for the treatment of various inflammatory conditions. Claims for the combination product XR301 are made in US6034122 (filed 1995), and Patent pending PCT/GB95/25487 (filed 1995). Claims for the small molecule product XR302 are made in US 5763479 (filed 1992) and Patent pending PCT/GB92/ 000196 (filed 1992) and EP0570414 (filed 1992) and for the small molecule XR308 (Patent pending PCT/GB02/02628, filed 2002). Claims relating to the use of anti-inflammatory antibodies (XR304) are made in US5869048 (filed 1996), and in Patents pending (PCT/US96/06589 and PCT/US 99/06913, filed 1996 and 1999, respectively).

Ribosomal display and protein microarray technologies -- A patent claiming the use of ribosomal complexes and their use for in vitro display and in the directed evolution of proteins has been granted in Australia and Notices of Allowance have been received from the US and European patent offices. A patent claiming functional protein arrays is in the national phase of filing and two complementary technology patents (GB03/06305.4 and GB03/11351.1) have also been filed.

Two of the Xenova Group's granted patents covering DISC virus vaccines have been the subject of interference proceedings which were decided in the Xenova Group's favour by the US Patent and Trademark Office Board of Patent Appeals and Interferences in successive decisions of May 2001, August 2001 and a final decision mailed in December 2001. Such Board's final decision terminated the proceedings and left the Xenova Group's patents in place. The parties to the proceedings entered into a settlement agreement in September 2001 pursuant to which each party has granted the other immunity from certain further proceedings in return for certain undertakings, including the payment of royalties on any future sales in the US of human HSV vaccines falling under the US patents involved in the interference.

                                    PART III

                     TERMS AND CONDITIONS OF THE OPEN OFFER

                                                                  [NOMURA LOGO]

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

To Qualifying Shareholders and, for information only, to participants in the Share Option Schemes

Dear Sir/Madam


1.  INTRODUCTION

The Company proposes to raise, in aggregate, approximately [GBP]21.1 million (approximately [GBP]19.4 million net of expenses) through the UK Placing, the US Private Placement and the Open Offer of 18,760,169 Units, each comprising 10 Offer Shares and 3 Warrants at a price of 112.5 pence per Unit.

Qualifying Shareholders are being invited to apply in the Open Offer for up to 18,760,169 Units. Of these, 12,632,891 Units, in aggregate, are being placed under the UK Placing and the US Private Placement subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer, 37,130 Units are the subject of the Directors' Undertakings, and 6,090,148 Units (of which 1,919,296 Units are the subject of the Dr Tan Undertaking and 4,170,852 Units are attributable to ADSs, which the Company's ADS depositary will not take up under the Open Offer) are being placed firm under the UK Placing and the US Private Placement.

The UK Placing has been fully underwritten by Nomura.

A summary of the arrangements relating to the Open Offer is set out below. This document and the Application Form contain the formal terms and conditions of the Open Offer.


2.  THE OPEN OFFER

Subject to the terms and conditions set out herein and in the accompanying Application Form, Nomura, on behalf of the Company, hereby invites Qualifying Shareholders to apply for Units at the Issue Price free of expenses, payable in full on application, on the basis of:

                  1 UNIT FOR EVERY 13 EXISTING ORDINARY SHARES

held by each Qualifying Shareholder at the close of business on the Record Date and so in proportion for any other number of Existing Ordinary Shares then held. Any fractional entitlements that would otherwise have arisen will be aggregated and included in the UK Placing and the US Private Placement, with the proceeds retained for the benefit of the Company.

The maximum number of Units for which each Qualifying Shareholder may apply is set out in his Application Form. Completed Application Forms, accompanied by full payment, must be received by 3.00 p.m. on 17 December 2003. No application in excess of the maximum entitlement will be met and any Qualifying Shareholder so applying will be deemed to have applied for his maximum entitlement only. Any monies paid in excess of the amount due in respect of an application will be returned to the applicant (at the applicant's risk) without interest within 14 days.

QUALIFYING SHAREHOLDERS SHOULD BE AWARE THAT THE OPEN OFFER IS NOT A RIGHTS ISSUE AND UNITS NOT APPLIED FOR UNDER THE OPEN OFFER WILL NOT BE SOLD IN THE MARKET FOR THE BENEFIT OF THOSE WHO DO NOT APPLY UNDER THE OPEN OFFER AND THAT QUALIFYING SHAREHOLDERS WHO DO NOT APPLY TO TAKE UP UNITS AND OVERSEAS SHAREHOLDERS (INCLUDING ADS HOLDERS) WHO ARE NOT QUALIFYING SHAREHOLDERS WILL HAVE NO RIGHTS UNDER THE OPEN OFFER. ANY UNITS NOT TAKEN UP UNDER THE OPEN OFFER WILL BE ISSUED TO PLACEES UNDER THE UK PLACING AND THE US PRIVATE PLACEMENT AND, TO THE EXTENT THAT PLACEES ARE NOT PROCURED IN THE UK PLACING, TO NOMURA IN ACCORDANCE WITH ITS OBLIGATIONS UNDER THE UK PLACING AGREEMENT.

The Existing Ordinary Shares have been admitted to the Official List. Application has been made for the Offer Shares and the Warrants to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The Offer Shares will, when issued and fully paid, rank pari passu in all respects with the other New Ordinary Shares. Further details of the rights attaching to the Offer Shares are set out in paragraph 6(B) of Part VII of this document. Further details of the Warrants are set out in Part IV of this document.


3.  CONDITIONS AND FURTHER TERMS OF THE OPEN OFFER

The Open Offer is conditional upon the UK Placing Agreement becoming unconditional in all respects by 23 December 2003 or such later date as Nomura and the Company may agree (being not later than 23 January 2004) and not having been terminated in accordance with its terms. The UK Placing Agreement is conditional upon, inter alia, the satisfaction of the following conditions:

(a) the passing of Resolution 1 contained in the notice of EGM set out at the end of this document;

(b) Admission having become effective on or before 8.00 a.m. on 23 December 2003 (or such later time or date as Nomura may agree being not later than midnight on 23 January 2004); and

(c) the US Subscription Agreement having become unconditional (including, without limitation, as to the condition that gross proceeds to be realised by the Company from the closing of the sale of Units pursuant to the US Subscription Agreement shall be at least [GBP]3.5 million) (subject only to (i) Admission and (ii) the UK Placing Agreement becoming unconditional) and not having been terminated in accordance with its terms and Bingham McCutchen LLP, acting in its capacity as the escrow agent, having been irrevocably instructed to deliver escrowed funds of an amount not less than [GBP]3.5 million.

Further details of the UK Placing Agreement are set out in paragraph 10(1) of
Part VII of this document.

Further details of the US Subscription Agreement and the US Placement Agent Agreement are set out in paragraphs 10(2) and 10(3) (respectively) of Part VII of this document.

Further terms of the Open Offer are set out in this letter and in the Application Form.


4.  PROCEDURE FOR APPLICATION AND PAYMENT

The enclosed Application Form shows the number of Existing Ordinary Shares held by you at the close of business on the Record Date and also shows the maximum number of Units attributable to your holding(s) on a pro rata basis. You may apply for less than your maximum entitlement should you so wish. The instructions and other terms in the Application Form form part of the terms of the Open Offer.

Applications may only be made on the Application Form which is personal to the Qualifying Shareholder named therein and may not be assigned or transferred or split except in the circumstances described below. The Application Form represents an invitation to apply for Units; it is not a document of title and cannot be traded. It is transferable only to satisfy bona fide market claims in relation to market purchases pursuant to the rules of the London Stock Exchange prior to the Existing Ordinary Shares being marked "ex" the Open Offer. Applications may be split only to satisfy bona fide market claims up to 3.00 p.m. on 15 December 2003. A Qualifying Shareholder who has sold or transferred all or part of his holding of Existing Ordinary Shares should consult his broker or other professional adviser as soon as possible as the invitation to acquire Units under the Open Offer may be a benefit which may be claimed by the purchaser or transferee from him pursuant to the rules of the London Stock Exchange. Shareholders who have sold all or part of their registered holdings should complete Box I on the Application Form and immediately send it to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you wish to apply for all or some of your entitlement to Units you should complete the Application Form in accordance with the instructions thereon and send it by post, together with the appropriate remittance, to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or deliver it by hand, during normal business hours, together with the appropriate remittance, to Computershare Investor Services PLC at 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, so as to arrive no later than

3.00 p.m. on 17 December 2003. Applications will not be acknowledged and receipts will not be issued. Nomura may, on the Company's behalf, elect in its absolute discretion to accept cheques received after that date. Nomura may also (on behalf of the Company and in its sole discretion) elect to treat an Application Form as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or not accompanied by a power of attorney (where required) or does not strictly comply with the terms and conditions of application.

Nomura, on behalf of the Company, also reserves the right (but shall not be obliged) to accept applications in respect of which remittances are received prior to 3.00 p.m. on 17 December 2003 from an authorised person (as defined in the Financial Services and Markets Act 2000) specifying the Units concerned together with an undertaking to lodge the relevant Application Form, duly completed, in due course.

Cheques or bankers' drafts should be made payable to "The Royal Bank of Scotland plc A/C Xenova" and crossed "A/C Payee only". All payments must be made for the full amount by cheque or bankers' draft in pounds sterling drawn on a bank or building society in the United Kingdom, Channel Islands or Isle of Man which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or bankers' drafts to be cleared through the facilities provided by the members of either of those companies and must bear the appropriate sort code in the top right hand corner. No interest will be paid on payments made. An application may not be considered unless these requirements are fulfilled. Once submitted, applications are irrevocable. Cheques and bankers' drafts are liable to be presented for payment upon receipt. Qualifying Shareholders should note that the Application Form contains a warranty (which is a term of the Open Offer) that cheques will be honoured on first presentation. Any cheque that has not been so honoured by 3.00 p.m. on 17 December 2003 may, at the absolute discretion of the Company and/or Nomura, be deemed invalid.

The Directors reserve the right to instruct Computershare Investor Services PLC to seek special clearance of bankers' drafts and cheques to allow the Company to obtain the value of any remittance at the earliest opportunity.

Application monies will be paid into a separate bank account pending the Open Offer becoming unconditional. In the event that it does not become unconditional by 8.00 a.m. on 23 December 2003 or such later time and date, being not later than midnight on 23 January 2004, as the Company and Nomura shall agree, the Open Offer will lapse and application monies will be returned to applicants, without interest, at the address set out on the Application Form, within 14 days thereafter.

All documents and remittances sent by post by or to an applicant (or as the applicant may direct) will be sent at the applicant's own risk. By completing and delivering an Application Form, you (as the applicant(s)):

(a) agree that all applications, and contracts resulting therefrom, under the Open Offer shall be governed by, and construed in accordance with, English law; and

(b) confirm that in making the application you are not relying on any information or representation other than such as may be contained in this document and you accordingly agree that no person responsible solely or jointly for this document or any part thereof or involved in the preparation thereof shall have any liability for any such information or representation not contained in this document.

If you do not wish to apply for any of the Units, you should not complete and return the Application Form. Shareholders are nevertheless requested to complete and return the enclosed Form of Proxy for use at the EGM to be held at
10.00 a.m. on 20 December 2003.

If you are in any doubt whether or not you should apply for any of the Units, you should consult your independent financial adviser immediately. Queries relating to applications under the Open Offer should be referred to Computershare Investor Services PLC on telephone number: 0870 702 0100.

5.  MONEY LAUNDERING REGULATIONS

The verification of identity requirements of the Money Laundering Regulations 1993 will apply to applications with a value of [GBP]9,400 (approximately [e]15,000) or greater, or to one of a series of linked applications whose aggregate value exceeds that amount, which are to be settled by way of a third party payment. In such cases, verification of the identity of applicant(s) for Units may be required. Failure to provide the necessary evidence of identity within a reasonable period of time, following a request for verification of identity and in any event by no later than 3.00 p.m. on 17 December 2003, may result in your application being treated as invalid.

In order to avoid this, payment should be made by means of a cheque drawn by the applicant named in the enclosed Application Form or, where an Application Form has been transferred and/or split to satisfy bona fide market claims in relation to transfers of Existing Ordinary Shares through the market prior to
3.00 p.m. on 17 December 2003, by the person named in Box J on the Application Form. If this is not practicable, and you use a cheque drawn by a third party, a building society cheque or a bankers' draft, you should:

(a) write the name and address of the applicant named in the Application Form or, as the case may be, the name of the person named in Box J on the Application Form on the back of the cheque, building society cheque or bankers' draft and record the date of birth of that person;

(b) if a building society cheque or bankers' draft is used, ask the building society or bank to endorse on the cheque or draft the name and account number of the person whose building society or bank account is being debited;

(c) if you are making the application as agent for one or more persons, indicate on the Application Form whether you are a United Kingdom or EU regulated person or institution (e.g. a bank or broker) and specify your status. If you are not a United Kingdom or EU regulated person or institution, you should contact Computershare Investor Services PLC on telephone number 0870 702 0100 and seek guidance; and

(d) if you deliver the Application Form by hand, bring appropriate photographic evidence of identity, such as a passport or driver's licence.

In any event, if it appears to Computershare Investor Services PLC that an applicant is acting on behalf of some other person, further verification of the identity of any person on whose behalf the applicant appears to be acting will be required. In relation to any application in respect of which the necessary verification of the identity of the applicant named in the Application Form or, as the case may be, the person named in Box J on the Application Form or the person on whose behalf any such applicant appears to be acting, has not been received on or before 3.00 p.m. on 17 December 2003, the Company will treat the relevant application as invalid and application monies will be returned (without interest and at the applicant's own risk).

Neither the Company nor Nomura will be responsible, or have any liability, for loss or damage (whether actual or alleged) arising from the election by the Company to treat the Application Form, in respect of Units lodged by the applicant, as invalid or to terminate the contract of allotment as a result of Computershare Investor Services PLC not having received evidence, reasonably satisfactory to Computershare Investor Services PLC as set out above, as to the identity of the applicant and of any person for whom the applicant appears to be acting, or as a result of the Company or Nomura exercising any of its other relevant discretions in relation to relevant parts of the Offerings.


6.  OVERSEAS SHAREHOLDERS AND OTHERS

(A) GENERAL

The making of the Open Offer to persons who are resident in, or citizens of, or which are corporations, partnerships or other entities created or organised under the laws of, countries other than the United Kingdom may be affected by the laws and regulations of the relevant jurisdiction. No person receiving a copy of this document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation to him, nor should he in any event use such Application Form unless, in the relevant territory, such an invitation could lawfully be made without compliance with any registration or other legal requirements other than any such requirements which have been fulfilled.

It is the responsibility of any person outside the United Kingdom wishing to apply for Units to satisfy himself as to the full observance of the laws and any regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consent which may be required and compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such territory.

(B) US AND CANADA

The Open Offer is not being made in or into the US or Canada ("North America"), and Shareholders who are resident in North America should note that neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants have been nor will they be registered under the US Securities Act of 1933 (as amended) or under the securities legislation of any state of the US or any province or territory of Canada. Accordingly, neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants may (other than in certain circumstances) be offered, sold, transferred, taken up or delivered directly or indirectly in or into North America or to any resident of North America.

In addition, until 40 days from the end of the Open Offer period, an offer or sale of New Ordinary Shares within the US by a dealer, whether or not participating in any of the Offerings, may violate the registration requirements of the US Securities Act of 1933 if such offer or sale is made otherwise than in accordance with an exemption from registration under the US Securities Act of 1933.

Subject to certain exceptions, no application to subscribe for Units may be made under this document or the Application Form in North America. Application Forms have not been sent to Shareholders with registered or mailing addresses in North America. This document has not been sent to Shareholders with registered or mailing addresses in North America and does not constitute an offer or an invitation to subscribe for or otherwise acquire Units, Offer Shares or Warrants.

Envelopes containing Application Forms should not be postmarked or otherwise despatched from North America. The Company reserves the right to treat as invalid any Application Form that appears to the Company or its agents to have been executed in, postmarked or otherwise despatched from North America, or that provides an address in North America for the delivery of definitive certificates for Units, Offer Shares or Warrants, or which does not make the warranties set out in the Application Form. The Company will not be bound to allot or issue Units, Offer Shares or Warrants under the Open Offer to any person with an address in North America in whose favour Units, Offer Shares or Warrants may be transferred to satisfy bona fide market claims in relation to market purchases pursuant to the rules of the London Stock Exchange prior to the Existing Ordinary Shares being marked "ex" the Open Offer.

(C) IRELAND

Shareholders who are resident in Ireland should note that, as a result of regulations in Ireland, no offer of Units, Offer Shares, Warrants or the ordinary shares issuable upon exercise of the Warrants is being made under this document to Shareholders with registered or mailing addresses in Ireland. Accordingly, no application to subscribe for Units, Offer Shares or Warrants may be made under this document or the Application Form in Ireland.

Application Forms have not been sent to Shareholders with registered or mailing addresses in Ireland. This document is being sent to such Shareholders for information purposes only and does not constitute an offer or invitation to subscribe for Units, Offer Shares or Warrants or the ordinary shares issuable upon exercise of the Warrants.

(D) AUSTRALIA

Shareholders who are resident in Australia should note that no prospectus in relation to the Units, the Offer Shares, the Warrants or the ordinary shares issuable upon exercise of the Warrants has been lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, neither the Units, nor the Offer Shares, nor the Warrants, nor the ordinary shares issuable upon exercise of the Warrants may (other than in certain exceptional circumstances) be offered, sold, transferred, taken up or delivered in Australia, or to any resident of Australia.

No application to subscribe for Units may be made under this document or the Application Form in Australia. Application Forms have not been sent to Shareholders with registered or mailing addresses in Australia. This document is being sent to such Shareholders for information purposes only and does not constitute an offer or invitation to subscribe for Units, Offer Shares, Warrants or the ordinary shares issuable upon exercise of the Warrants.

(E) JAPAN

Shareholders who are resident in Japan should note that neither the Units, nor the Offer Shares, nor the Warrants, nor the ordinary shares issuable upon exercise of the Warrants have been nor will they be registered under the Securities and Exchange Law of Japan. Accordingly, neither the Units, nor the Offer Shares, nor the Warrants, nor the ordinary shares issuable upon exercise of the Warrants may be offered, sold, transferred, taken-up or delivered in Japan and no application to subscribe for Units may be made under this document or the Application Form in Japan. Application Forms have not been sent to Shareholders with registered or mailing addresses in Japan. This document is being sent to such Shareholders for information purposes only and does not constitute an offer or invitation to subscribe for Units, Offer Shares, Warrants or the ordinary shares issuable upon exercise of the Warrants.

(F) REPRESENTATION AND WARRANTY

Application on an Application Form will constitute a representation and warranty that, inter alia, the applicant is not a Shareholder with a registered or mailing address in North America, Ireland, Australia or Japan, nor is the applicant applying for Units, Offer Shares, Warrants or ordinary shares issuable upon exercise of the Warrants on a non-discretionary basis for the account or the benefit of any person, or with a view to re-offering, selling, transferring or delivering such securities, in any of those territories or possessions and otherwise that the applicant has fully observed the laws and any regulatory requirements of any relevant jurisdiction.

However, the Company and, on its behalf, Nomura (in their absolute discretion) reserve the right to make the Units, Offer Shares or Warrants available to Overseas Shareholders under the Open Offer or to overseas persons under the UK Placing, (notwithstanding any statement contained in this document) if they are advised to their satisfaction that any such Shareholder or overseas person can properly accept the invitation comprised in the Open Offer or participate in the UK Placing. The Company and Nomura reserve, without limitation, the right to treat an application on an Application Form as invalid if they believe the application may violate applicable legal or regulatory requirements.


7.  UNITED KINGDOM TAXATION

Certain limited information on United Kingdom taxation with regard to the UK Placing and the Open Offer is set out in paragraph 15 of Part VII of this document. If you are in any doubt as to your tax position, or you are resident or subject to tax in any jurisdiction other than the United Kingdom, you should consult your professional adviser.


8.  CREST

Although the Open Offer will be processed outside CREST for the purposes of calculating entitlements on the Record Date, shareholdings held in uncertificated form and certificated form will be treated independently.

Qualifying Shareholders who hold Existing Ordinary Shares in certificated form will be allotted Offer Shares and Warrants in certificated form to the extent that their entitlement to Offer Shares and Warrants arises as a result of holding Existing Ordinary Shares in certificated form at close of business on the Record Date. Qualifying Shareholders who hold their Existing Ordinary Shares in uncertificated form will be allotted Offer Shares and Warrants in uncertificated form to the extent that their entitlement to Offer Shares and Warrants arises as a result of holding Existing Ordinary Shares in uncertificated form at close of business on the Record Date.

Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any Offer Shares and Warrants in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST, or any part of CREST, or on the part of the facilities and/or system, operated by Computershare Investor Services PLC. The right may also be exercised if the correct details in respect of bona fide market claims (such as CREST Member Account ID and CREST Participant ID details) are not provided in Box H as requested on the Application Form. Qualifying Shareholders who hold Existing Ordinary Shares in uncertificated form who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this document and the Open Offer.


9.  SETTLEMENT AND DEALING

Application has been made to the UKLA for the Offer Shares and the Warrants to be admitted to the Official List. Application has also been made to the London Stock Exchange for the Offer Shares and the Warrants to be admitted to trading on its market for listed securities. Subject to the UK Placing Agreement becoming unconditional in all respects and not having terminated in accordance with its terms, it is expected that dealings in the Offer Shares and the Warrants will commence on the London Stock Exchange at 8.00 a.m. on 23 December 2003.

The Existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the Offer Shares. Application will be made to CREST for the Warrants when issued to be admitted to CREST. It is expected that all of the Offer Shares and the Warrants issued in the Open Offer and the UK Placing, when issued and fully paid, may be held and transferred by means of CREST subject to the Company's discretion.

Subject to the conditions of the Offerings being satisfied or, if capable of waiver, waived, all Offer Shares and Warrants to be issued pursuant to the Open Offer in uncertificated form are expected to be credited to the appropriate CREST stock accounts on 23 December 2003, unless the Company exercises its right to issue such Offer Shares in certificated form. Subject as aforesaid, definitive certificates in respect of the Offer Shares and Warrants to be issued in certificated form are expected to be despatched by first class post, at the risk of the persons entitled thereto, and in the case of joint holders to the holder whose name stands first in the register in respect of the joint holding concerned, by 30 December 2003 and, pending such despatch, transfers will be certified against the register. No temporary documents of title will be issued.

Qualifying Shareholders who hold their Existing Ordinary Shares in uncertificated form should note that they will not be sent any confirmation of the credit of the Offer Shares or the Warrants to their CREST stock accounts nor any other written communication by the Company in respect of the issue of the Offer Shares or the Warrants.


10. FURTHER INFORMATION

Your attention is drawn to the further information set out in Parts I, II and IV to VII of this document and the terms, conditions and other information set out in the Application Form.

Yours faithfully,


MR YASUSHI II
Managing Director
for and on behalf of

NOMURA INTERNATIONAL PLC

                                     PART IV

                             DETAILS OF THE WARRANTS

The Warrants will have the following terms and conditions:


1.  DEFINITIONS

In these terms and conditions the following expressions have the following meanings:

"Articles" or          the articles of association of the Company in force at
 "Articles of          the relevant time;
 Association"

"Auditors"             the auditors for the time being of the Company;

"business day"         any day on which banks are open for business in the City
                       of London;

"Capital               any distribution of assets in specie other than any such
Distribution"          distribution in lieu of a cash dividend of the Company;

"Capital               the Capital Reorganisation and the Capital Reduction,
Reorganisation"        details of which are set out in this Prospectus;

"Cash Election"        has the meaning given to that expression in paragraph
                       5(C)(ii) of this Part IV;

"certificated form"    a security which is not in uncertificated form;

"Company"              Xenova Group plc (registered number 2698673);

"CREST" means the United Kingdom paperless share settlement system of which CRESTCo Limited is the Operator (as such term is defined in the Regulations);

"Extraordinary         a resolution proposed at a meeting of the Warrantholders
Resolution"            duly convened and held and passed by a majority
                       consisting of not less than three-quarters of the votes cast whether on a show of hands or on a poll;

"Instrument"           the instrument constituting the Warrants, including the
                       schedules to the Instrument;

"London Stock          London Stock Exchange plc;
Exchange"

"market price"         (in relation to New Ordinary Shares) the middle market
                       quotation shown in the Daily Official List of the London
                       Stock Exchange for the relevant day;

"New Ordinary          the ordinary shares of 1p each in the Company and, in
Shares"                the event of a subdivision, consolidation or re-
                       classification of such New Ordinary Shares, ordinary shares of a different nominal value resulting therefrom;

"Regulations"          the Uncertificated Securities Regulations 2001 (SI2001/
                       3711), as from time to time amended;

"Subscription Date"    has the meaning given to that expression in paragraph
                       3(C)(iii) of this Part IV;

"Subscription          the period from and including 1 July 2004 to and
Period"                including 31 December 2008;

"Subscription Price"   the price of 12.5p per New Ordinary Share at which the
                       Subscription Rights are exercisable during the Subscription Period or such adjusted price as may be determined from time to time in accordance with the provisions of paragraph 4 below;

"Subscription          the rights to subscribe for New Ordinary Shares pursuant
Rights"                to the Warrants;

"UKLA" the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"uncertificated        a security which is for the time being recorded in the
form"                  relevant register of members as being held in
                       uncertificated form in CREST, and title to which may, by virtue of the Regulations, be transferred by means of CREST;

"US" or "United        the United States of America, its territories and
 States of             possessions and any state of the United States of
 America"              America and the District of Columbia;

"Warrantholders"       the persons for the time being entered in the register
                       maintained pursuant to paragraph 2 of this Part IV below as the holders of the Warrants or (as the context may require) a specific portion thereof; and

"Warrants"             the warrants, to subscribe for New Ordinary Shares,
                       subject to and in accordance with the terms and conditions hereof.


2.  FORM AND TITLE

Warrants may be held in either certificated or uncertificated form, and may be issued as such at the Company's discretion; provided, however, that Warrants issued to US accredited investors pursuant to the US Private Placement shall be held in certificated form. Any warrant issued in certificated form shall be in the form, or substantially the form set out in schedule 2 to the Warrant Instrument. Title to the Warrants will pass by registration on the register which the Company shall procure to be kept by the registrar for the time being of the Company.


3.  SUBSCRIPTION RIGHTS AND PROCEDURES

(A) SUBSCRIPTION RIGHTS: every Warrantholder shall have Subscription Rights to subscribe in cash at any time during the Subscription Period for New Ordinary Shares at the Subscription Price on the basis of one New Ordinary Share for every Warrant held. The Subscription Price shall be payable in full on subscription. The number and/or nominal value of New Ordinary Shares to be subscribed and/or the Subscription Price will be subject to adjustment as provided in paragraph 4 below.

(B) FRACTIONS OF SHARES: the Subscription Rights will not be exercisable in respect of a fraction of a New Ordinary Share.

(C)    PROCEDURE TO EXERCISE:

       (i) in order to exercise the Subscription Rights during the Subscription Period, in whole or in part, a registered holder of certificated Warrant(s) must deliver his warrant certificate, having completed the exercise notice thereon (or such other evidence and/or exercise notice as the Company may reasonably require of the Warrantholder concerned), at the office of the registrars for the time being of the Company, accompanied by a remittance for the aggregate Subscription Price for the New Ordinary Shares being subscribed;

       (ii) in order to exercise the Subscription Rights during the Subscription Period, in whole or in part, a registered holder of uncertificated Warrant(s) must arrange for the payment to the Company (in the manner from time to time prescribed by the directors of the Company) of the aggregate Subscription Price for the New Ordinary Shares being subscribed and send to the Company's registrars for the time being an "Uncertificated Subscription Notice", being a properly authenticated dematerialised instruction:

             (1) in the form from time to time prescribed and having the effect determined by the directors of the Company from time to time;
                 and

             (2) that is addressed to the Company, is attributable to the system-member who is the registered holder of Warrants and identifies (in accordance with the form prescribed by the directors as aforesaid) the number of Warrants in respect of which the Subscription Rights are to be exercised;

             provided always that:

             (3) the directors of the Company may in their discretion permit the holder of any uncertificated Warrant to exercise his Subscription Rights by some other means (including if the Company or any sponsoring system-participant acting on behalf of the Company is unable, at any time and for any reason, to receive properly authenticated dematerialised instructions);

             (4) the directors of the Company may in their discretion require, in addition to receipt of a properly authenticated dematerialised instruction as referred to above, the holder of any uncertificated Warrant to complete and deliver to the Company (or its registrars for the time being) on or within 28 days prior to the relevant Subscription Date, a notice in such form as may from time to time be prescribed by the directors of the Company;

             (5) the directors of the Company may in their discretion determine when any such properly authenticated dematerialised instruction and/or other instruction or notification is to be treated as received by the Company or by such other person as it may require for those purposes, being the date on which such notice is deemed delivered;

             (6) for the avoidance of doubt, the form of the properly
                 authenticated dematerialised instruction as referred to above may be such as to divest the holder of the Warrant concerned of the power to transfer such Warrant to another person; and

             (7) all notices, instructions and any other steps required by this sub-paragraph (C)(ii) shall be subject always to the facilities and requirements of CREST or the relevant system concerned; and

       (iii) the Subscription Date in relation to any Subscription Rights so exercised shall be the business day immediately following the day of delivery of such notice. Once delivered, an exercise notice shall be irrevocable, save with the consent of the directors of the Company.

       Compliance must also be made with any statutory requirements for the time being applicable.

(D) US AND CANADIAN PERSONS: the Warrants and the New Ordinary Shares issuable on exercise of the Warrants have not been and will not be registered under the US Securities Act of 1933 as amended (the "Securities Act") nor under the securities legislation of any state of the US or any province or territory of Canada. Each Warrant certificate will bear a legend to the effect that the Warrants and the New Ordinary Shares to be issued upon their exercise have not been and will not be so registered, and that the Warrants may not be (i) offered, resold, pledged, or otherwise transferred or exercised in the US unless registered under the Securities Act or (ii) exercised in Canada otherwise than in accordance with Canadian securities laws or an exemption from such registration requirements and/or Canadian securities laws is available; provided, that Warrants placed with US accredited investors pursuant to the US Private Placement (which have not been resold or otherwise transferred in an offshore transaction complying with the provisions of Regulation S under the US Securities Act) may be offered, resold, pledged or otherwise transferred or exercised in the US pursuant to an exemption form, or in a transaction not subject to, registration under the US Securities Act and in accordance with any applicable laws of any state of the US and any other jurisdiction. Accordingly, each exercise notice will contain (i) a representation that the Subscription Rights are not being exercised in the US or Canada, (ii) a representation by the person exercising the Subscription Rights that it is not a person in the US or Canada and is not acting on a non-discretionary basis for the account or benefit of a person located in the US or Canada at the time of the exercise of Subscription Rights, (iii) a representation by the person exercising the Subscription Rights that it is not acquiring the ordinary shares to be issued upon such exercise with a view to the offer, resale, transfer, delivery or distribution, directly or indirectly, in or into the US or Canada and (iv) such other representations as the Company may in its discretion determine to be advisable to ensure compliance with applicable laws or otherwise, failing which the Company may refuse to authorise the issue of New Ordinary Shares to such person, except in certain limited circumstances. Notwithstanding anything to the contrary in the preceding sentence, with respect to Warrants placed with US accredited investors pursuant to the US Private Placement (which have not been resold or otherwise transferred in an offshore transaction complying with the provisions of Regulation S under the US Securities Act), the Company may in its discretion accept an exercise notice containing in lieu of the representations set forth in the preceding sentence such representations as the Company may deem advisable to ensure that the exercise of such Warrants is conducted pursuant to an exemption form, or in a transaction not subject to, registration under the US Securities Act and in accordance with any applicable laws of any state of the US and any other jurisdiction and, inter alia, agreement by such person exercising the Warrants to take such shares subject to customary transfer restrictions and appropriate legends, and accompanied by an opinion of recognized counsel in form satisfactory to the Company that such exercise and issuance is in compliance with the US Securities Act and other applicable laws.

(E) ALLOTMENT AND PARTIAL EXERCISE: New Ordinary Shares issued pursuant to the exercise of Subscription Rights will be allotted not later than 14 days after the relevant Subscription Date and the Company will procure that the name of the Warrantholder is entered in the register of members of the Company as the holder of the relevant number of New Ordinary Shares. Certificates in respect of New Ordinary Shares arising on the exercise of certificated Warrants will be despatched (at the risk of the person(s) entitled thereto) as soon as practicable and in any event not later than 28 days after the relevant Subscription Date to the person in whose name the Warrants in respect of which Subscription Rights are exercised are registered as at such Subscription Date (and, if more than one, to the first named, which shall be sufficient despatch for all) or to such other person as may be named in the form of nomination attached to the Warrant certificate. New Ordinary Shares arising on the exercise of uncertificated Warrants will be issued in uncertificated form. In the event of a partial exercise of Subscription Rights of a holder of certificated Warrants evidenced by a Warrant certificate, the Company shall issue a fresh Warrant certificate in the name of the holder for any balance of his Subscription Rights remaining exercisable such certificate being issued at the same time as the share certificate in respect of those New Ordinary Shares issued on exercise of those Warrants in respect of which Subscription Rights were exercised, which shall be sent to the same address or such other address as the Warrantholder shall notify in writing to the Company.

(F) DIVIDENDS: New Ordinary Shares allotted pursuant to the exercise of Subscription Rights will not rank for any dividends or other distributions for which the record date is a date prior to their allotment but subject thereto will rank in full for all dividends and other distributions declared, made or paid on or after their allotment and pari passu in all other respects with the New Ordinary Shares in issue at that date.

(G) LISTING: the Company will apply to the UKLA for the New Ordinary Shares allotted pursuant to the exercise of Subscription Rights during the Subscription Period to be admitted to the Official List of the UKLA and will use all reasonable endeavours to ensure that such New Ordinary Shares are so admitted as soon as reasonably practicable after the relevant Subscription Date.

(H) TRUSTEE FOLLOWING FINAL SUBSCRIPTION: within 14 days following the expiry of the Subscription Period the Company may, at the sole discretion of the directors of the Company, appoint a trustee who, provided that in his opinion the net proceeds of sale per New Ordinary Share after deduction of all costs and expenses incurred by him will exceed the Subscription Price, shall, within 28 days following the expiry of the Subscription Period, exercise such Subscription Rights as have not been exercised on the terms on which the same could have been exercised on the last date of the Subscription Period on behalf of Warrantholders and sell in the market the New Ordinary Shares acquired on such subscription. The trustee shall distribute pro rata the net proceeds after deduction of all costs and expenses incurred by him to the persons entitled thereto at the risk of such persons within two calendar months of the last date of the Subscription Period, save that entitlements of less than [GBP]3 per Warrantholder will be retained for the benefit of the Company. If the directors of the Company decide not to appoint a trustee or the trustee in its sole discretion shall not be of the opinion as provided above (and the decision of the directors of the Company or the trustee, respectively, in respect thereof shall be final and binding on all holders of outstanding Warrants), the outstanding Warrants will lapse on the twenty ninth day following the expiry of the Subscription Period.

(I) Notwithstanding any other provision of these terms and conditions, no New Ordinary Shares shall be allotted to a person on the exercise of Subscription Rights if such allotment and/or the issue of shares in uncertificated form and/or the delivery of the relative share certificate would either be in contravention of the laws or rules of any overseas territory or overseas regulatory authority or would require any registration to be made in any overseas territory or overseas regulatory authority.

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

4.  ADJUSTMENT OF SUBSCRIPTION RIGHTS

(A) The Subscription Price shall from time to time be adjusted in accordance with the provisions of this sub-paragraph and sub-paragraph (B) below and so that if the event giving rise to such adjustment shall be such as would be capable of falling within more than one of the sub-paragraphs
       (i) to (iv) of this sub-paragraph (A) it shall fall within the first of the applicable sub-paragraphs to the exclusion of the remaining sub-paragraphs:

       (i) CONSOLIDATION OR SUB-DIVISION: if and whenever there shall be an alteration to the nominal value of the New Ordinary Shares as a result of a consolidation or sub-division (other than the sub-division arising from the Capital Reorganisation), the Subscription Price in force immediately prior to such alteration shall be adjusted by multiplying it by a fraction of which the numerator shall be the nominal value of one New Ordinary Share immediately after such alteration and the denominator shall be the nominal value of one New Ordinary Share immediately before such alteration, and such adjustment shall become effective immediately after the alteration takes effect;

       (ii) CAPITALISATION ISSUES: if and whenever the Company shall issue to ordinary shareholders any New Ordinary Shares credited as fully paid by way of capitalisation of reserves or profits (including any share premium account or capital redemption reserve) other than New Ordinary Shares paid up out of profits or reserves and issued in lieu of the whole or any part of a cash dividend which those shareholders would or could otherwise have received, the Subscription Price in force immediately prior to such issue shall be adjusted by multiplying it by a fraction of which the numerator shall be the aggregate nominal value of the issued New Ordinary Shares immediately before such issue and the denominator shall be the aggregate nominal value of the issued New Ordinary Shares immediately after such issue, and such adjustment shall become effective as at the date of issue;

       (iii) CAPITAL DISTRIBUTION: if and whenever the Company shall make any Capital Distribution to holders of New Ordinary Shares in their capacity as such holders or shall grant to such holders rights to acquire, for cash, assets of the Company or any of its subsidiaries, the Subscription Price in force immediately prior to such Capital Distribution shall be adjusted by multiplying it by the following fraction:

                                     A -- B
                                     ------
                                        A

             where:

             A is the mean of the quotations published in the Daily Official List of the London Stock Exchange of one New Ordinary Share on the dealing day immediately preceding the date on which the Capital Distribution or grant is announced; and

             B is the fair market value (on the day of such announcement) of the portion of the Capital Distribution or of such rights attributable to one New Ordinary Share.

             Such adjustment shall become effective on the date on which such Capital Distribution or grant is actually made.

             The provisions of this sub-paragraph (iii) shall not apply in relation to the issue of New Ordinary Shares paid up out of reserves or profits and issued in lieu of a cash dividend or to any issue or grant falling within sub-paragraph (iv) below; and

       (iv) RIGHTS ISSUES: if and whenever the Company shall offer to holders of New Ordinary Shares for subscription by way of rights or otherwise, or shall offer or grant to holders of New Ordinary Shares any options, rights or warrants to subscribe for or purchase new New Ordinary Shares, in each case at a price which is less than the market price per New Ordinary Share on the dealing day next preceding the date of the announcement of the terms of the offer or grant, the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately before the date of the announcement of such offer or grant by a fraction of which the numerator is the number of New Ordinary Shares in issue immediately before the date of such announcement plus the number of New Ordinary Shares which the aggregate of (a) the subscription price payable for the total number of New Ordinary Shares offered for subscription whether directly or on the exercise of such options, rights or warrants and (b) the amount (if any) payable for the options, rights or warrants to subscribe for or purchase new New Ordinary Shares would purchase at such market price, and the denominator is the number of New Ordinary Shares in issue immediately before the date of such announcement plus the aggregate number of New Ordinary Shares offered for subscription or comprised in the options, rights or warrants. Such adjustment shall become effective on the later of the date of issue of such New Ordinary Shares and the date of grant of such options, rights or warrants (as the case may be).

(B)    (i)   CERTIFICATION AND NOTICE OF ADJUSTMENT: if and whenever any one or more of the events or circumstances specified in sub-paragraph (A) above (or any other event or circumstance which the directors of the Company in their absolute discretion determine should result in an adjustment to the Subscription Price) shall occur or exist, any adjustment (if appropriate) to the Subscription Price shall be certified by the Auditors to be fair and reasonable to take account thereof.

             Warrantholders will be given notice in writing of all adjustments within 10 business days of the event giving rise to the adjustment. No adjustment will be made to the Subscription Price (other than by reason of a consolidation of New Ordinary Shares as referred to in sub-paragraph 4(A)(i) above) if it would result in an increase in the Subscription Price and, in any event, no adjustment will be made if such adjustment would be less than 1% of the Subscription Price then in force. On any adjustment the adjusted Subscription Price will be rounded down to the nearest decimal place. Any adjustment not so made and any amount by which the Subscription Price is rounded down will be carried forward and taken into account in any subsequent adjustment.

       (ii) ADDITIONAL NEW ORDINARY SHARES: whenever the Subscription Price is adjusted as provided in accordance with this paragraph (other than by reason of a consolidation of New Ordinary Shares as referred to in sub-paragraph 4(A)(i) above), the number of New Ordinary Shares in respect of which the Subscription Rights attached to each Warrant may be exercised shall be adjusted such that each Warrantholder shall be entitled to subscribe for New Ordinary Shares on the basis of:

             ( X -- Y     )
             ( ------ x Z ) plus Z New Ordinary Shares for every Warrant held,
             (   Y        )


             where:

             X is the Subscription Price immediately before the adjustment;

             Y is the Subscription Price immediately after the adjustment; and

             Z is, subject to paragraph 3(B), the number of New Ordinary Shares in respect of which the Subscription Rights attached to each Warrant may be exercised immediately before the adjustment.

       (iii) ADJUSTMENT OF SHARE ENTITLEMENT: whenever the Subscription Price is adjusted in accordance with this paragraph by reason of a consolidation of New Ordinary Shares as referred to in subparagraph 4(A)(i) above, the number of New Ordinary Shares for which each Warrantholder is entitled to subscribe will be reduced accordingly.

       (iv) MODIFICATION OF ADJUSTMENT PROVISIONS: where an event occurs which gives or may give rise to an adjustment to the Subscription Price, whether in close proximity in time to another such event or otherwise, in circumstances such that the directors of the Company in their absolute discretion determine that the foregoing provisions need to be operated subject to some modification in order to give the intended result, such modification shall be made in the operation of the foregoing provisions as may be advised by the Auditors to be in their opinion appropriate in order to give such intended result. This shall include, without limitation, changing the date on which any adjustment becomes effective, where two adjustments which would effectively cancel each other out are made simultaneously or in close succession. Furthermore, where two adjustments are made in close succession which would result in an aggregate change of less than 1% of the Subscription Price then in force, no adjustment shall be made but the aggregate adjustment shall be carried forward and taken into account in any subsequent adjustment.

5.  OTHER PROVISIONS

(A) So long as any Subscription Rights remain exercisable, the Company shall, except with the consent of the Warrantholders in accordance with paragraph 6, observe the following restrictions and requirements (except in relation to the Capital Reorganisation):

       (i) MODIFICATION OF RIGHTS: the Company shall not in any way modify the voting, income and capital rights attached to its existing New Ordinary Shares as a class (but nothing herein shall restrict the right of the Company to (a) increase, consolidate or sub-divide its share capital or (b) cancel all or any part of the Company's unissued share capital or any issued Deferred Shares);

       (ii) LIMITATION ON ADJUSTMENTS: the Company shall not make any such issue, distribution, offer or modification as is referred to in sub-paragraphs 4(A)(ii) to (iv) above if as a result the Company would on any subsequent exercise of the Subscription Rights be obliged to issue New Ordinary Shares at a discount to nominal value;

       (iii) REDUCTION OF CAPITAL: subject to sub-paragraphs 5(A)(i)(b) above, the Company shall not, without the sanction of an Extraordinary Resolution or except for a reduction not involving any payment to holders of New Ordinary Shares, reduce its share capital or reduce any uncalled or unpaid liability in respect thereof or (except as authorised by the Companies Act 1985) any share premium account or capital redemption reserve;

       (iv) AUTHORISED CAPITAL: the Company shall keep available for issue free from pre-emption rights sufficient authorised but unissued share capital to satisfy in full all Subscription Rights remaining exercisable;

       (v) OFFERS FOR SHARE CAPITAL: subject to sub-paragraph 5(A)(vi) below, if at any time an offer is made to all holders of equity share capital of the Company (as the same is defined in Section 744 of the Companies Act 1985) (or all such holders other than the offeror and/or any company controlled by the offeror and/or person acting in concert with the offeror) to acquire the whole or any part of such equity share capital of the Company and the Company becomes aware that as a result of such an offer the right to cast a majority of the votes which may ordinarily be cast on a poll at a General Meeting of the Company has or will become vested in the offeror and/or such persons or companies as aforesaid, the Company shall give notice to the Warrantholders of such vesting within 14 days of its becoming so aware, and each Warrantholder shall be entitled, at any time within the period of 30 days immediately following the date of such notice, to exercise his Subscription Rights. Following such period of 30 days, all outstanding Warrants will lapse and have no further effect. The publication of a scheme of arrangement under Section 425 of the Companies Act 1985 providing for the acquisition by any person of the whole or any part of such equity share capital of the Company (whether by way of transfer, or pursuant to a cancellation, of all or part of the equity share capital of the Company) shall be deemed to be the making of an offer for the purposes of this sub-paragraph 5(A)(v);

       (vi) REPURCHASE OF SHARES: if at any time an offer or invitation is made by the Company to all the holders of New Ordinary Shares for the purchase by the Company of any of its New Ordinary Shares, the Company shall simultaneously give notice thereof to the Warrantholders and each Warrantholder shall be entitled, at any time while such offer or invitation is open for acceptance, to exercise his Subscription Rights on the day immediately preceding the record date for such offer or invitation as if such day were a Subscription Date. Any holder of New Ordinary Shares issued pursuant to an exercise notice served after the record date but before the date on which such offer or invitation closes shall be deemed to have been on the Company's register at the record date; and

       (vii) WINDING UP: if an order is made or an effective resolution is passed for winding up the Company (except for the purpose of reconstruction or amalgamation on terms sanctioned by an Extraordinary Resolution), each Warrantholder will (if, in such winding up and on the basis that all Subscription Rights then unexercised had been exercised in full and the subscription moneys therefore had been received in full by the Company, there would be a surplus available for distribution among the holders of the New Ordinary Shares which, on such basis, would exceed in respect of each New Ordinary Share a sum equal to the Subscription Price) be treated as if immediately before the date of such order or resolution his Subscription Rights had been exercised in full on the day immediately preceding the date of such order or resolution as if such date were a Subscription Date, and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of the New Ordinary Shares an amount equal to the sum to which he would have become entitled by virtue of such subscription after deducting a sum per Ordinary Share equal to the Subscription Price; subject to the foregoing all Subscription Rights shall lapse on the liquidation of the Company.

(B) SHARE FOR SHARE OFFERS: if an offer is made as referred to in sub-paragraph 5(A)(v) above where the consideration consists solely of the issue of ordinary shares of the offeror and the offeror makes available an offer of warrants to subscribe ordinary shares of the offeror in exchange for the Warrants which the financial advisers to the Company consider in their opinion (acting as experts and not as arbitrators) is fair and reasonable (having regard to the terms of the offer and any other circumstances which may appear to the financial advisers to be relevant), then any director of the Company shall be hereby be constituted the attorney for the Warrantholder: (1) to exercise a transfer thereof in favour of the offeror in consideration of the issue of warrants to subscribe for ordinary shares of the offeror as aforesaid whereupon all the Warrants shall lapse; and (2) to do such acts and things as may be necessary or appropriate in connection therewith, subject in the case of both (1) and (2) aforesaid and in all circumstances to the offer by the offeror as aforesaid becoming or being declared wholly unconditional and the offeror being in a position compulsorily to acquire the whole of the ordinary share capital of the Company and such warrants being issued by the offeror.

(C) CONSENT OF WARRANTHOLDERS: if and whenever the consent of the Warrantholders (or any of them) is required in respect of any arrangement, transaction or event (whether or not falling within the foregoing provisions of this paragraph 5) which is approved or sanctioned by the ordinary shareholders in General Meeting, the directors of the Company may in their absolute discretion make or cause to be made any offer, proposal, scheme or other arrangement (the "Proposal") by notice to the Warrantholders (the "Notice") (which Proposal, if made before such approval or sanction has been given, shall not be capable of becoming effective or binding unless such approval or sanction is given) in terms that, inter alia:

       (i) if the directors of the Company so determine, for a period of not less than 21 days after the date of the Notice (the "Additional Exercise Period") all outstanding Subscription Rights will become exercisable in accordance with the terms and conditions of the Warrants as if the last date of such period were a Subscription Date and on the basis applicable on such date;

       (ii) a Warrantholder may, in lieu of any alternative consideration which he may be entitled to receive under the terms of the Proposal, elect to receive in respect of all, or (if the directors of the Company so determine) such part as he may specify, of his holding of Warrants, a cash payment in respect of each of such Warrants equal in amount to 110% of the average of the middle market quotations of the Warrants on the London Stock Exchange (as derived from the London Stock Exchange Daily Official List) for the 90 consecutive dealing days ending with the dealing day immediately preceding the date on which the relevant arrangement, transaction or event was announced (the "Cash Election") (the calculation of which amount shall be confirmed or reported on by the Auditors in the Notice); and

       (iii) Warrantholders who do not otherwise accept the Proposal or on whom the Proposal does not otherwise become binding, or in respect of whose holding of Warrants any Subscription Rights remain unexercised on the expiry of any Additional Exercise Period (as the case may be), shall nevertheless with effect from the expiry of the period of 21 days after the date of the Notice or, if later, the expiry of any Additional Exercise Period, be deemed to have given their consent to such arrangement, transaction or event and/or (as the case may be) otherwise to have accepted the Proposal and to have made the Cash Election in respect of all of their outstanding holding of Warrants and to have waived irrevocably all of their rights whatsoever under or in respect of such Warrants in consideration of the payment to such holders (and/or to any trustee who may be appointed by the Company to hold any moneys payable to any such holders) of the Cash Election, and accordingly upon such payment of the Cash Election to such holders (and/or to any such trustee) all such outstanding Warrants and the Subscription Rights thereunder shall thereupon automatically lapse.

6.  MODIFICATION OF RIGHTS

All or any of the rights for the time being attached to the Warrants may from time to time (whether or not the Company is being wound up) be altered or abrogated with the sanction of an Extraordinary Resolution of the Warrantholders. All the provisions of the Articles of Association for the time being of the Company as to General Meetings shall apply mutatis mutandis as though the Warrants were a class of shares forming part of the capital of the Company but so that: (a) the necessary quorum shall be Warrantholders present (in person or by proxy) entitled to subscribe for one third in nominal amount of the New Ordinary Shares attributable to such outstanding Warrants, save that if at any meeting a quorum is not present such meeting shall be adjourned to a time and place directed by the Chairman and at such adjourned meeting those Warrantholders present (in person or by proxy and whatever the number of Warrants held or represented by them) shall constitute a quorum, (b) every Warrantholder present in person at any such meeting shall be entitled on a show of hands to one vote and every Warrantholder present in person or by proxy shall be entitled on a poll to one vote for every New Ordinary Share for which he is entitled to subscribe pursuant to the Warrants held by him and (c) any Warrantholder present (in person or by proxy) may demand or join in demanding a poll.


7.  PURCHASE

Subject to any restrictions which may be imposed by the London Stock Exchange or the UKLA the Company or any subsidiary thereof shall have the right to purchase Warrants in the market or by tender available to all Warrantholders alike at any price or by private treaty at a price not more than 5% in excess of the average of the middle market quotation for the Warrants (as derived from the London Stock Exchange Daily Official List) for the 5 business days immediately preceding the date of purchase. All Warrants so purchased shall forthwith be cancelled and shall not be available for re-issue or resale.


8.  TRANSFER

The provisions of the Articles of Association of the Company relating to the registration and transfer of New Ordinary Shares shall apply mutatis mutandis to the Warrants. The Warrants and the Subscription Rights thereby represented will be registered and, in the case of uncertificated Warrants may be transferred by means of CREST or any other relevant system or, in the case of certificated Warrants, will be transferable in whole or in part by instrument of transfer in the usual or common form or in such other form as the directors of the Company may accept and may be under hand only; provided that the Warrants may not be offered, sold, resold, transferred or delivered in or into the US, other than pursuant to an effective registration statement under the US Securities Act, except that Warrants placed with US accredited investors pursuant to the US Private Placement (which have not been resold or otherwise transferred in an offshore transaction complying with the provisions of Regulation S under the US Securities Act) may be offered, resold or otherwise transferred or delivered in the US pursuant to an exemption form, or in a transaction not subject to, registration under the US Securities Act (subject to such transferee making such representations in favour of the Company as the Company may deem advisable to ensure that such transfer is conducted pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act and in accordance with any applicable laws of any state of the US and any other jurisdiction and, inter alia, agreement by the transferee to take such shares subject to customary transfer restrictions and appropriate legends, and accompanied by an opinion of recognized counsel in form satisfactory to the Company that such transfer is in compliance with the US Securities Act and other applicable laws), and in each case in accordance with any applicable securities laws of any state of the US and any other jurisdiction.


9.  GENERAL

(A) The Company will concurrently with the issue of the same to its ordinary shareholders send to each registered Warrantholder (or in the case of joint holders to the first named) a copy of each published Annual Report and Accounts of the Company (or such abbreviated financial statement as may be sent to Ordinary Shareholders in lieu thereof), together with all documents required by law to be annexed thereto, and copies of all other documents issued by the Company to its Ordinary Shareholders.

(B) The provisions of the Company's Articles of Association as to notice to shareholders shall apply mutatis mutandis to Warrantholders.

(C) Warrantholders may attend all meetings of members of the Company but may not vote at those meetings by virtue of or in respect solely of their holdings of Warrants.

(D) The Warrants will be governed by and construed in accordance with English Law and the English courts shall have exclusive jurisdiction in relation thereto.

(E) References in these terms and conditions to any statutory provision shall be deemed to include any statutory modification or re-enactment thereof.

                                     PART V

                                  RISK FACTORS

Prospective investors should be aware that an investment in Xenova involves a higher than normal degree of risk. In addition to the other information contained in this document, the following risk factors should be considered carefully in evaluating whether to make an investment in Xenova.


FINANCIAL INFORMATION

Xenova is a biotechnology company that has a history of operating losses. As at 31 December 2002, the Xenova Group's accumulated losses (as extracted from the consolidated accounts of the Xenova Group for the year ended 31 December 2002) were [GBP]116.2 million. KS Biomedix was acquired by Xenova in September 2003 pursuant to a recommended offer, and as at 31 May 2003 the KS Biomedix Group's accumulated losses (as extracted to the consolidated accounts of the KS Biomedix Group for the year ended 31 May 2003) were [GBP]56.1m. The Group expects to continue to incur operating losses over a number of years and may never be profitable. There is no assurance that Xenova will ever achieve significant revenues or profitability, and thus there is also no assurance that Xenova will ever pay dividends to shareholders. This could impair the Group's ability to sustain operations and to obtain any required additional funds.


INTEGRATION OF OPERATIONS

There can be no assurance that the integration of the operations of Xenova and KS Biomedix will continue successfully and realise the benefits expected by the Xenova Directors from the integration. Integration will require the dedication of management resources that may prevent management from spending its customary amount of time on the day-to-day business of the Xenova Group. If Xenova fails to integrate the businesses quickly and efficiently, the benefits expected to be created for shareholders from the integration may not be realised and the Xenova Group's business and results of operations could be adversely affected.


REQUIREMENTS FOR ADDITIONAL FUNDS

The Group's future capital requirements to continue the development of its technologies and to complete the commercialisation of its drug candidates will be substantial and will be influenced by many factors including milestone payments received under collaboration, licensing or other agreements, the progress of research and development projects and the filing, defence and enforcement of patent rights. The Company is of the opinion that, assuming the Offerings are completed, the available cash resources within the Group, according to the current business plan, will be sufficient to fund its operating losses for at least the next 12 months from the date of publication of this document. After this date the Group might not have any cash resources or any ability to raise funds for working capital or other general corporate purposes.

If the Group seeks to raise any funds it needs through public equity offerings, dilution to then existing shareholders may result. There can be no assurance that the proposed equity fundraising or any other fundraising will be successful. If it is unable to raise additional funds when it needs them, the Group may be required to delay, reduce or eliminate some or all of its programmes in addition to the prioritisation of programmes which the Group is currently proposing to undertake. The Group may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more lucrative stage. If the Group is required to raise additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licences on unfavourable terms.


DEVELOPMENT OF PHARMACEUTICAL PRODUCTS

The Group is involved in the discovery and development of pharmaceutical products for itself and in collaboration with other pharmaceutical companies. The Group's products are at varying stages of development and the Group has not yet completed the full clinical development of any of its products. Significant further investment will be required on an ongoing basis to undertake research and development. Laboratory and clinical testing and regulatory approvals will be required prior to the licensing or sale of any of the Group's drug candidates. There is a substantial risk of adverse or inconclusive results from clinical trials which may substantially delay, or halt entirely, any further development of the Group's drug candidates.

PRODUCT TESTING AND REGULATORY APPROVAL

The clinical evaluation, manufacture and marketing of the Group's drug candidates and its ongoing research and development activities are subject to regulation by government and other regulatory agencies in the countries where the Group or any of its potential licensees or collaborators intend to test or market products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country. Such approval requires the clinical evaluation of data relating to the quality, safety and efficacy of a product for its proposed use. Many countries, including all members of the EU and the US, have very high standards of technical appraisal and, accordingly, the clinical trial process is, in most cases, very lengthy. The time taken to obtain such approval in particular countries varies, but it can be up to five years from the date of application. There can be no assurance that any of the Group's drug candidates will successfully complete the clinical trial process or that regulatory approvals to manufacture and market the Group's drug candidates will ultimately be obtained.

Furthermore, each regulatory authority may impose its own requirements (by, for instance, restricting a product's indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product may have been approved by another country's authority.

If regulatory approval is obtained, the product and its manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. If there are changes in the application of legislation or regulatory policies or problems are discovered with the product or the manufacturer or if the Group fails to comply with regulatory requirements, the regulators could impose fines against the Group, impose restrictions on the product, its manufacturer, or the Group, require the Group to recall or remove a product from the market, suspend or withdraw its regulatory approvals, require the Group to conduct additional clinical trials, require the Group to change its product labelling, or require the Group to submit additional marketing applications. If any of these events occur, the Group's ability to sell its products may be impaired and the Group may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Group is still required to obtain price reimbursement approval. This may delay the marketing of the Group's products or, when approval cannot be obtained, mean that the product cannot be sold at all.


COMMERCIAL SUCCESS OF THE GROUP'S PRODUCTS

There is a possibility that any product that the Group brings to market may not be commercially successful. The Group's success depends on acceptance of the Group's products by the market, including by the medical community and third party payers, and consequently the Group's progress may be adversely affected if it is unable to achieve market acceptance of its products.


COMMERCIAL COLLABORATIONS

A significant part of the Group's future revenues will be derived from licensing or collaboration agreements with third parties.

There is no assurance that the Group will be able to negotiate commercially acceptable licensing or other agreements for its as yet unlicensed drug candidates or for the future exploitation of its technologies. There is also no assurance that the Group will be able to reserve any territorial marketing rights in any such licensing or other agreements. In addition, there can be no assurance that any company which enters into an agreement with the Group will not pursue alternative technologies either on its own or in collaboration with others, including the Group's competitors, as a means of developing treatments for the conditions targeted by the Group's products. Furthermore, there is no guarantee that the Group will be able to ensure that its collaborators will devote sufficient resources to collaborations with the Group or that the Group's drug candidates can be developed and commercialised without these collaborators.

Furthermore, the Group's agreements with collaborators and other third parties may contain indemnities which have been given by members of the Group and which relate to costs, damages, losses and other liabilities connected with matters such as infringement and unauthorised use of patents and other rights owned by other parties, product liability and the use of information and materials provided by members of the Group. There can be no assurance that any claim by a collaborator or other third party under one or more of these indemnities would not materially and adversely affect the Group's business.

There can be no assurance that if the Group is unsuccessful in raising additional funds necessary for the continued development of its products portfolio that existing collaborators and partners would be either willing or able to continue to support and develop these products. Any decision by a partner or collaborator to withdraw their support may result in a requirement for the Group to repay or refund amounts paid by way of milestones and/or product development support by partners or collaborators with a consequent impact on the financial position of the Group.


SUPPLY AND MANUFACTURING

The Group's sources of supply for components it needs to conduct its development work may be limited to a restricted number of suppliers. These suppliers may be unwilling or unable to meet the Group's future needs. Replacing one of these suppliers or finding additional suppliers may result in delays to the Group's development work and its clinical trials.

There can be no assurance that the Group's product candidates will be capable of being produced in commercial quantities at an acceptable cost.

Where the Group is dependent upon third parties for the manufacture of certain drug candidates or future products, its ability to procure their manufacture in a manner which complies with regulatory requirements may be constrained, and its ability to develop and deliver such material on a timely and competitive basis may be adversely affected.


COMPETITION AND COMPETING PRODUCTS

The Group's competitors include, amongst others, major pharmaceutical and biotechnology companies with substantially greater resources than those of the Group. There is no assurance that the Group's competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by the Group or which would render its technologies and/or products obsolete and/or otherwise uncompetitive. Although the Group has collaborative arrangements with several of these companies, these arrangements usually do not prevent the collaborators from competing with the Group or from collaborating with its competitors.


PHARMACEUTICAL PRICING ENVIRONMENT

The ability of the Group and its partners to commercialise their products also depends on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities (including the United Kingdom National Health Service), private health coverage insurers and other organisations. There is uncertainty as to the reimbursement status of newly-approved healthcare products, and there is no assurance that adequate health administration or third party coverage will be available to the Group or its partners to obtain satisfactory price levels. In addition, there is increasing pressure from certain governments to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing in some cases to provide any coverage for uses of approved products for disease conditions for which the relevant regulatory agency has not granted marketing approval.


GOVERNMENT ACTIONS

All governments reserve the right to amend their policies in relation to the full, partial or non- reimbursement of the price of pharmaceutical products. These policies are subject to change at any time in any country and can impact profoundly on the pharmaceutical industry as a whole or in part. As with all other pharmaceutical groups, the Group has no immunity from governmental actions.


COMPETITION REGULATION

The Group's activities are subject to competition law, including Article 81(1) (ex Article 85(1)) of the Treaty of Rome. Article 81(1) prohibits agreements (as well as arrangements and concerted practices) which restrict competition within the EU and which may affect trade between EU Member States. Provisions of agreements restricting competition within the meaning of Article 81(1) are void. The European Commission may impose fines on parties entering into such agreements of up to 10 per cent. of their respective worldwide turnover in the preceding business year. Persons who have suffered loss by reason of the anti-competitive restrictions may claim for damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of block exemptions. Parties to an agreement not covered by a block exemption may apply to the European Commission for an individual exemption. For practical purposes, a similar benefit to an individual exemption can be achieved by obtaining a non-binding "comfort letter" from the European Commission.

Provisions of a number of licensing and collaboration agreements to which members of the Xenova Group are a party are arguably restrictive of competition under Article 81(1). This may also be the case with future marketing and distribution agreements entered into by members of the Group. The Group determines on an agreement-by-agreement basis whether an automatic block exemption from the application of Article 81(1) applies to an agreement and, if it does not, whether to apply to the European Commission for an exemption under
Article 81(3) from the application of Article 81(1). If a block exemption is not applicable, until such time as an individual exemption is obtained from the European Commission pursuant to a notification, agreements or provisions of an agreement which are restrictive of competition under Article 81(1) are unenforceable.

From 1 May 2004, a new EU regulation will come into force abolishing the current system of notifications ("modernisation"). After this date, individual exemptions and comfort letters will not be available from the European Commission. Under modernisation, Articles 81(1) and 81(3) will both be directly enforceable by the European Commission, European Community Courts and the national courts and national competition authorities of each EU Member State. This means that from the date of modernisation, the Group will have to determine for itself if agreements to which it is a party infringe Article 81(1) and if so whether the criteria for an exemption under Article 81(3) are met.

A regime which is broadly similar to the current EU regime operates in the United Kingdom under the Competition Act 1998. Like Article 81, it involves a notification and fining regime (fines may be up to 10 per cent. of United Kingdom, rather than worldwide, turnover, but over a maximum of three years). The principal difference is that under the Competition Act there is no need for an effect on trade between EU Member States.


INTELLECTUAL PROPERTY AND PATENT PROTECTION

The commercial success of the Group depends to a great extent on its ability and/or that of its licensors to obtain patent protection for products in Europe, the US and other countries and to preserve the confidentiality of its own and its collaborators' know-how. No assurance is given that the Group will develop products which are patentable, or that patents will be sufficiently broad in their scope to provide protection for the Group's intellectual property rights and exclude competitors with similar technology. There is no assurance that obligations to maintain the Group's or its collaborators' know how will not be breached or otherwise become known in a manner which provides the Group with no recourse.

Patent applications, in general, are not published until 18 months after the date of priority applications, and in the US some are not published until the time of grant. Details of new discoveries tend to become public knowledge only some time after the actual discovery and the Group cannot be certain that it or its licensors were the first to make the inventions covered by each pending application or that the Group or its licensors were the first to file patent applications for such inventions. No assurance can be given that any patent application will ultimately be granted.

Rights of ownership over, and rights to license and use, intellectual property depend upon a number of factors, including the circumstances under which the intellectual property was created and the provisions of any agreements and other arrangements covering such intellectual property. In relation to certain contractual arrangements and in making patent applications the Group has relied upon, and will continue to rely upon, information and obligations in these respects provided by third parties. If the information which is or has been provided to the Group is inaccurate or incomplete or if such third parties breach their contractual obligations, if any, to the Group, this may affect the entitlement of the Group to be granted patents or to be licensed patents from others particularly in relation to those programmes in which patent applications have not yet proceeded to grant or have only recently been granted. There can be no assurance that this would not have a material and adverse effect on the Group's business.

Where the Group's right to use intellectual property is by way of a licence or an option to take a licence, such licences may restrict the Group's rights to certain fields of use or product applications. Furthermore, such licences may be wholly or partly terminable or such options may be lost if certain circumstances arise, for example, if the Group fails to meet agreed performance targets. Similarly, where the Group owns intellectual property, it may have agreed to restrict itself in the use of such intellectual property to certain fields of use or product applications and may have granted or agreed to grant or reserve to collaborators and other third parties the right to use such intellectual property in other fields of use or product applications. In addition, if certain circumstances arise, for instance if the Group fails to meet agreed performance targets or no longer wishes to maintain or exploit such intellectual property, a collaborator or other third party may have the right or an option to be granted ownership or a licence over such intellectual property whilst giving limited, if any, compensation to the Group.

If there is a dispute over intellectual property, the Group may incur substantial costs. The Group may have to initiate litigation to enforce its patent and licence rights. If the Group's competitors file patent applications that claim technology also claimed by the Group, the Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Group to significant liabilities and require the Group to obtain appropriate licences under these patents or cease and/or alter certain activities or processes, or develop or obtain alternative technology. The Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Group's favour. Some of the Group's competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Group's ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.


PRODUCT LIABILITY AND INSURANCE

The Group's business will expose it to potential product liability risks which are inherent in research and development, preclinical studies, clinical trials, manufacturing, marketing and the use of human therapeutic products. In addition, it may be necessary for the Group to secure certain levels of insurance as a condition to the conduct of clinical trials. There can be no assurance that future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by the Group now or in the future will be adequate or that a product liability or other claim would not materially and adversely affect the business.


ENVIRONMENTAL AND SAFETY REGULATIONS

The Group is subject to environmental and safety laws and regulations, including those governing the use of hazardous material. The cost of compliance with these, and future, regulations is substantial. Despite its precautions for handling and disposing of such materials, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, resulting liabilities could have a material adverse impact on the Group's business, financial condition and/or results of operations.


RETENTION OF KEY EMPLOYEES

The loss of key employees could weaken the Group's scientific and management capabilities, adversely affecting the ability of the Group to achieve its planned development objectives and its business. The Group is significantly dependent on certain scientific and management personnel. The Group will endeavour to ensure that the principal members of its management and scientific team are suitably incentivised but the retention of such staff cannot be guaranteed. The business of the Group is highly dependent on employees who have an in-depth and long-term understanding of their companies' technologies, products, programmes and collaborative relationships. The loss of these key employees and the Group's inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Group.


SHARE PRICE VOLATILITY

The Offer Shares and the Warrants may fluctuate in value substantially. The share price of publicly traded biotechnology and emerging pharmaceutical companies can be highly volatile. The price at which securities in the Company will be quoted and the price which investors may realise for their securities will be influenced by a large number of factors, which could include the performance of both the Group's and its competitors' research and development programmes, termination of collaborations by the Group or its partners, large purchases or sales of the Company's shares, currency fluctuations, legislative changes in the healthcare environment and general economic conditions.

                                     PART VI

  SECTION A: FINANCIAL INFORMATION ON THE XENOVA GROUP FOR THE THREE FINANCIAL
                   YEARS ENDED 31 DECEMBER 2000, 2001 AND 2002

1.  BASIS OF FINANCIAL INFORMATION

The financial information set out below has been extracted without material adjustment from the published audited financial statements of Xenova for the three financial years ended 31 December 2000, 2001 and 2002.

In accordance with its requirements, Xenova implemented Financial Reporting Standard 18 ("FRS 18") "Accounting Policies" during the year ended 31 December 2002. The adoption of the standard represented a change in presentation and the comparative figures for the year ended 31 December 2001 were restated accordingly. As a result the comparative table on Xenova in this Part VI, Section A includes financial information relating to the year ended 31 December 2001 both before and after the adoption of FRS 18. The impact of the change in presentation is explained in note 14 of the comparative table. The financial information relating to the year ended 31 December 2001 after the effect of FRS 18 has been extracted without material adjustment from the comparative figures in the published audited financial statements of Xenova for the year ended 31 December 2002.

The financial information concerning Xenova does not constitute statutory accounts within the meaning of section 240 of the Act. Copies of the statutory accounts for each of the three years ended 31 December 2002 have been delivered to the Registrar of Companies in England and Wales.

The accounts of Xenova in respect of the two years ended 31 December 2001 were audited by PricewaterhouseCoopers and in respect of the year ended 31 December 2002 were audited by PricewaterhouseCoopers LLP, both Chartered Accountants and Registered Auditors, of Harman House, 1 George Street, Uxbridge, UB8 1QQ. The auditors' report on each of these accounts was unqualified within the meaning of section 235 of the Act and did not contain a statement under section 237(2) or (3) of the Act.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                      Year ended 31 December
                                                                      2000       2001       2002
                                                           Note  [GBP]'000  [GBP]'000  [GBP]'000

TURNOVER (INCLUDING SHARE OF JOINT VENTURE)
Continuing operations                                                   78        577     12,701
Acquisitions                                                           ---      1,300        ---
Less: share of joint venture                                           ---        (95)      (457)
                                                                 ---------  ---------  ---------
                                                              2         78      1,782     12,244
OPERATING EXPENSES
Research and development costs
Continuing                                                          (7,422)    (8,400)   (17,657)
Acquisitions                                                           ---     (6,974)       ---
                                                                 ---------  ---------  ---------

                                                                    (7,422)   (15,374)   (17,657)
Administrative expenses                                   ---------------------------------------
Continuing                                                          (2,033)    (1,959)    (4,339)
Acquisitions                                                           ---     (1,002)       ---
                                                                 ---------  ---------  ---------
                                                                    (2,033)    (2,961)    (4,339)
Administrative expenses: exceptional reorganisation costs     4
Continuing                                                             ---        (62)    (3,821)
Acquisitions                                                           ---       (973)       ---
                                                                 ---------  ---------  ---------
                                                                       ---     (1,035)    (3,821)
Administrative expenses: amortisation of goodwill
Continuing                                                             ---        ---     (1,168)
Acquisitions                                                           ---       (879)       ---
                                                                 ---------  ---------  ---------
                                                                       ---       (879)    (1,168)
                                                          ---------------------------------------
Total administrative expenses
Continuing                                                          (2,033)    (2,021)    (9,328)
Acquisitions                                                           ---     (2,854)       ---
                                                                 ---------  ---------  ---------
                                                                    (2,033)    (4,875)    (9,328)
Other operating income                                                 ---        115        463
TOTAL NET OPERATING EXPENSES                                        (9,455)   (20,134)   (26,522)
                                                                 ---------  ---------  ---------
OPERATING LOSS
Continuing                                                          (9,377)    (9,844)   (14,278)
Acquisitions                                                           ---     (8,508)       ---
Share of operating profit/(loss) of joint venture                      ---        (33)       169
                                                                 ---------  ---------  ---------
TOTAL OPERATING LOSS: GROUP AND SHARE OF JOINT VENTURE              (9,377)   (18,385)   (14,109)
Loss on sale of businesses: Adjustment to Discovery
  consideration                                               4     (1,279)       ---        ---
                                                                 ---------  ---------  ---------
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST                        (10,656)   (18,385)   (14,109)
Interest (net)                                                7        661        751        615
Share of interest in joint venture                                     ---          3         11
Amounts written back/(off) to investments                              ---        463     (1,730)
                                                                 ---------  ---------  ---------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                   3     (9,995)   (17,168)   (15,213)
Tax on loss on ordinary activities                            8        690      1,797      2,011
                                                                 ---------  ---------  ---------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                   24     (9,305)   (15,371)   (13,202)
                                                                 =========  =========  =========
Loss per share (basic and diluted)                                  (15.4p)    (12.6p)     (9.0p)
Shares used in computing net loss per share (thousands)       9     60,486    121,596    147,484
                                                                 =========  =========  =========

All results arise from continuing operations.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                            Year ended 31 December
                                                            2000       2001       2002
                                                 Note  [GBP]'000  [GBP]'000  [GBP]'000

LOSS ATTRIBUTABLE TO XENOVA GROUP PLC                     (9,305)   (15,341)   (13,361)
Profit/(loss) attributable to joint venture                  ---        (30)       159
                                                       ---------  ---------  ---------

                                                          (9,305)   (15,371)   (13,202)
Translation difference                             24         54        ---         (1)
                                                       ---------  ---------  ---------

TOTAL RECOGNISED GAINS AND LOSSES IN THE PERIOD           (9,251)   (15,371)   (13,203)
                                                       =========  =========  =========


CONSOLIDATED BALANCE SHEETS

                                                     Pre -- FRS 18              Post -- FRS 18
                                               -------------------------  -------------------------
As at 31 December                                   2000            2001            2001       2002
                                                          (As published)  (As re-stated)
                                         Note  [GBP]'000       [GBP]'000       [GBP]'000  [GBP]'000
FIXED ASSETS
Intangible assets                          10        ---          10,798          10,798      9,630
Tangible assets                            11        543           9,586           9,586      5,492

Investment in joint venture:               12
Share of gross assets                                ---             ---             ---        194
Share of gross liabilities                           ---             ---             ---        (67)
Goodwill arising on acquisition                      ---             ---             ---        ---
                                               ---------  --------------  --------------  ---------
                                                     ---             ---             ---        127
                                               ---------  --------------  --------------  ---------
                                                     543          20,384          20,384     15,249
                                               ---------  --------------  --------------  ---------
CURRENT ASSETS
Debtors                                    13      1,510           4,135           4,135      3,164
Short term deposits and investments        14      1,721           2,184          15,027     16,585
Cash at bank and in hand                          10,512          21,816           8,973      2,632
                                               ---------  --------------  --------------  ---------
                                                  13,743          28,135          28,135     22,381
                                               ---------  --------------  --------------  ---------
Creditors -- amounts falling due within
  one year                                 15     (2,390)        (18,420)        (18,420)   (11,108)
                                               ---------  --------------  --------------  ---------
NET CURRENT ASSETS                                11,353           9,715           9,715     11,273
                                               ---------  --------------  --------------  ---------
TOTAL ASSETS LESS CURRENT LIABILITIES             11,896          30,099          30,099     26,522
                                               ---------  --------------  --------------  ---------
Creditors -- amounts falling due after
  more than one year                       16        ---            (221)           (221)       ---
Provisions for liabilities and charges     18        (20)            (10)            (10)       (12)
Investment in joint venture:               12
Share of gross assets                                ---             438             438        ---
Share of gross liabilities                           ---            (500)           (500)       ---
Goodwill arising on acquisition                      ---              30              30        ---
                                               ---------  --------------  --------------  ---------
                                                     ---             (32)            (32)       ---
                                               ---------  --------------  --------------  ---------
TOTAL NET ASSETS                                  11,876          29,836          29,836     26,510
                                               =========  ==============  ==============  =========
CAPITAL AND RESERVES
Called up share capital                    22      6,924          13,904          13,904     17,277
Share premium account                      24     74,781          73,870          73,870     80,338
Merger reserve                             24        ---          27,218          27,218     27,218
Other reserves                             24     17,902          17,902          17,902     17,902
Profit and loss account                    24    (87,731)       (103,058)       (103,058)  (116,225)
                                               ---------  --------------  --------------  ---------
SHAREHOLDERS' FUNDS -- EQUITY INTERESTS    24     11,876          29,836          29,836     26,510
                                               =========  ==============  ==============  =========


CONSOLIDATED CASH FLOW STATEMENTS

                                                     Pre -- FRS 18              Post -- FRS 18
                                               -------------------------  -------------------------
Year ended 31 December                              2000            2001            2001       2002
                                                          (As published)  (As re-stated)
                                         Note  [GBP]'000       [GBP]'000       [GBP]'000  [GBP]'000
NET CASH OUTFLOW FROM OPERATING
  ACTIVITIES                               25     (9,354)         (3,836)         (3,836)   (15,141)
                                               ---------  --------------  --------------  ---------
RETURNS ON INVESTMENTS AND SERVICING
  OF FINANCE
Interest received                                    606           1,023           1,023        619
Interest element of finance lease
  rental payments                                    ---             (15)            (15)        (4)
                                               ---------  --------------  --------------  ---------
NET CASH INFLOW FROM RETURNS ON
  INVESTMENTS AND SERVICING OF
  FINANCE                                            606           1,008           1,008        615
                                               ---------  --------------  --------------  ---------
TAXATION                                             ---           1,870           1,870      2,292
CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT
Purchase of tangible fixed assets                   (303)         (2,797)         (2,797)      (649)
                                               ---------  --------------  --------------  ---------
NET CASH OUTFLOW FROM CAPITAL
  EXPENDITURE AND FINANCIAL
  INVESTMENT                                        (303)         (2,797)         (2,797)      (649)
                                               ---------  --------------  --------------  ---------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                  ---            (768)           (768)       ---
Cash at bank and in hand acquired
  with subsidiary                                    ---          16,822          16,822        ---
                                               ---------  --------------  --------------  ---------
NET CASH INFLOW FROM ACQUISITIONS AND
  DISPOSALS                                          ---          16,054          16,054        ---
                                               ---------  --------------  --------------  ---------
MANAGEMENT OF LIQUID RESOURCES
Net sale of investments                              514             ---             ---        ---
Increase in short term deposits            25        ---             ---          (2,644)    (3,288)
                                               ---------  --------------  --------------  ---------
NET CASH (OUTFLOW)/INFLOW BEFORE
  FINANCING                                       (8,537)         12,299           9,655    (16,171)
                                               ---------  --------------  --------------  ---------
FINANCING
Issue of ordinary share capital                   10,252               9               9     10,958
Expenses on issue of shares                         (772)           (919)           (919)    (1,117)
Capital element of finance lease rental
  payments                                 25        ---             (87)            (87)       (11)
                                               ---------  --------------  --------------  ---------
CASH INFLOW/(OUTFLOW) FROM FINANCING               9,480            (997)           (997)     9,830
                                               ---------  --------------  --------------  ---------
(DECREASE)/INCREASE IN CASH IN THE
  PERIOD                                   25        943          11,302           8,658     (6,341)
                                               =========  ==============  ==============  =========


RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                     Pre -- FRS 18              Post -- FRS 18
                                               -------------------------  -------------------------
Year ended 31 December                              2000            2001            2001       2002
                                                          (As published)  (As re-stated)
                                         Note  [GBP]'000       [GBP]'000       [GBP]'000  [GBP]'000
INCREASE/(DECREASE) IN CASH DURING
  THE YEAR                                           943          11,302           8,658     (6,341)
Capital element of finance lease
  payments                                           ---              87              87         11
Change in liquid resources                          (514)            ---           2,644      3,288
                                               ---------  --------------  --------------  ---------

Change in net funds resulting from
  cash flows                                         429          11,389          11,389     (3,042)
                                               ---------  --------------  --------------  ---------

Finance leases acquired with
  subsidiary undertakings                            ---            (101)           (101)       ---
Movement in value of current asset
  investments                                      1,721             463             463     (1,730)
Translation difference                                 2               2               2        ---
                                               ---------  --------------  --------------  ---------

Change in net funds                                2,152          11,753          11,753     (4,772)
                                               ---------  --------------  --------------  ---------

NET FUNDS AT 1 JANUARY                            10,081          12,233          12,233     23,986
                                               ---------  --------------  --------------  ---------

NET FUNDS AT 31 DECEMBER                   25     12,233          23,986          23,986     19,214
                                               =========  ==============  ==============  =========


NOTES TO THE FINANCIAL INFORMATION

1   ACCOUNTING POLICIES

BASIS OF PREPARATION

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. In accordance with Financial Reporting Standard No 18 `Accounting policies', (FRS18), a review of the Xenova Group's accounting policies has been performed and will continue to be performed on a regular basis. As a result of this review, other than as noted below in respect of deferred tax and the change in the presentation of cash on deposit (note 14), there have been no other changes to the Xenova Group's accounting policies or presentation of financial information.

GOING CONCERN

Xenova is an emerging pharmaceutical company and expects to have an ongoing funding requirement until products are commercialised. A substantial part of the Xenova Group's cash requirements are of an investment nature and have a large discretionary element. The Directors have a reasonable degree of confidence that the Xenova Group can secure funding to enable it to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on the going concern basis. Should the sources of funding not be available the Xenova Directors will take action to curtail discretionary expenditure to conserve cash resources.

INTANGIBLE FIXED ASSETS

Goodwill arising from the purchase of subsidiary undertakings, representing the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised as an intangible fixed asset and amortised on a straight-line basis over its estimated useful economic life. Goodwill similarly arising on the acquisition of associates or joint ventures is recorded as part of the related investment.

Goodwill in respect of the acquisition of Cantab is being amortized over 10 years. Other intangible fixed assets, including acquired intellectual property, are capitalised at cost and amortised on a straight-line basis over the estimated useful economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product. Provision is made for any impairment.

REVENUE RECOGNITION

Licence fees and milestone payments are spread in proportion to the work performed by the Xenova Group, but are recognised only to the extent of the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the programme. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts. The revenue recognised in 2000, under the former policy of recognising such payments on receipt, would not have been materially different under the revised accounting policy adopted from 2001.

Revenues from collaborative research agreements and contract manufacturing are recognised in turnover in the period in which the work is carried out, unless the terms of the agreement make the income uncertain in which case the value of the work is not recognised until accepted by the collaborator or customer.

RESEARCH AND DEVELOPMENT

Research and development expenditure is charged to the profit and loss account as incurred.

TANGIBLE FIXED ASSETS AND DEPRECIATION

Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Short leasehold properties       --   over the life of the lease

Fixtures, fittings and equipment --   between 3 and 15 years

Tangible fixed assets are subject to impairment reviews when events or changes in circumstances indicate that the carrying value may not be recoverable through future cash flows of the income-generating unit. Impairment charges are determined by using the higher of post-tax net realizable value and value in use. Discounted cash flows are used to determine value in use.

LEASE INCENTIVES

Benefits received and receivable as an incentive to sign an operating lease are spread on a straight-line basis over the lease term or if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate. Accordingly, any incentive received to sign a lease is included in other creditors and will be credited to the profit and loss account over the appropriate period.

LEASING AND HIRE PURCHASE COMMITMENTS

Assets obtained under hire purchase contracts and leases that result in the transfer to the Xenova Group of substantially all the risks and rewards of ownership (finance leases) are capitalised as tangible fixed assets at cost and are depreciated on a straight-line basis over the shorter of the useful economic life and the lease term. Obligations under such agreements are included in creditors net of finance charges allocated to future periods. The finance element of the rental payments is charged to the profit and loss account over the period of the lease or hire purchase contract so as to produce a constant periodic rate of charge on the outstanding balance of the net obligations in each period.

Rentals paid under operating leases are charged against income on a straight-line basis over the lease term. Rentals received under operating leases are taken to the profit and loss account on a straight-line basis over the lease term.

FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All exchange differences are taken to the profit and loss account.

The financial statements of overseas subsidiaries are translated using the net investment method: the assets and liabilities are translated at the closing exchange rate, and the profit and loss accounts are translated at an average rate for the year. Exchange differences arising on these translations are taken directly to reserves.

DEFERRED TAXATION

Following the introduction of Financial Reporting Standard No. 19, `Deferred tax' the Xenova Group has adopted the incremental liability approach (Full provision basis) from 1 January 2002.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date, but only when transactions or events that result in a right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. The likelihood of these rights or obligations arising is based upon the estimated probabilities of future events occurring, taking into account the relevant factors pertinent to the industry sector in which the Xenova Group operates. Deferred tax is measured on a non-discounted basis. The deferred tax asset recognised in 2001 or 2000 under the former policy ([GBP]nil) would not have been different under the revised policy adopted from 2002.

PENSION COSTS

Contributions under the Company's defined contribution pension scheme are charged to the profit and loss account as incurred.

INVESTMENTS

Provision is made for any permanent diminution in the value of investments. Fixed asset investments are stated at cost less any provision for diminution in value. Current asset investments are stated at the lower of cost plus accrued interest and net realisable value.

BASIS OF CONSOLIDATION

The consolidated financial statements include:

* The assets and liabilities, results and cash flows of the company and its subsidiary undertakings as listed in note 12.

* The Xenova Group's share of the net liabilities or assets and results of joint ventures.

The accounts of undertakings consolidated are made up to 31 December.

Undertakings in which the Xenova Group has a material interest and where it exercises dominant influence are accounted for as subsidiaries. Undertakings where the Xenova Group exercises joint control are accounted for as joint ventures.

EMPLOYEE BENEFITS

The charge for options awarded under the share option schemes and deferred share bonus plan is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the options or the award of the deferred shares. The charge is based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve. Provision is made for national insurance payable upon the exercise of options.


2   TURNOVER AND SEGMENTAL ANALYSIS

                               2000          2001        2001       2001       2002
                                     Acquisitions  Continuing      Total
                          [GBP]'000     [GBP]'000   [GBP]'000  [GBP]'000  [GBP]'000
TURNOVER BY GEOGRAPHICAL
  DESTINATION
United Kingdom                   15         1,053         ---      1,053        171
North America                    63           ---         577        577     11,243
Other European                  ---           152         ---        152        830
                          ---------  ------------  ----------  ---------  ---------
                                 78         1,205         577      1,782     12,244
                          =========  ============  ==========  =========  =========


The Group currently operates a single class of business from the United Kingdom. It has entered into collaborative agreements from which it has earned a majority of its non-refundable revenues from other parties to such agreements. The remaining revenue of [GBP]1.0m (2001: [GBP]0.2m) arose from contract manufacturing.

All turnover originated from the United Kingdom.

3   TOTAL OPERATING LOSS

                                                                      Year ended 31 December
                                                                      2000       2001       2002
                                                                 [GBP]'000  [GBP]'000  [GBP]'000
OPERATING LOSS IS STATED AFTER CHARGING:
Staff costs                                                          2,790      7,814      8,093
Depreciation of owned assets                                           212      1,091      1,459
Exceptional impairment of intangible fixed assets                      ---        ---      3,265
Depreciation of assets held under finance lease                        ---        110         19

Operating lease rentals
 -- hire of plant and machinery                                         68        114        140
 -- other operating lease rentals                                      391      1,172      1,143
Loss on disposal of fixed assets                                       ---         16        ---
Long term incentive scheme
 -- charge for long term incentive scheme (UITF 17)                     27         44         (8)
 -- provision for national insurance on share options (UITF 25)         20        (10)         2
Goodwill amortisation                                                  ---        877      1,168
Goodwill amortisation in respect of joint venture                      ---          2         30
Licence fee and patent write down                                      ---        213        335
Audit fees                                                              29         60         55
Fees paid to auditors for non-audit services                           175         63         77


The fees paid to auditors for non-audit services are in connection with UK and SEC regulatory filings and taxation advice. In addition to the amounts noted above, non-audit fees of [GBP]120,000 for work as reporting accountants on the rights issue (2001: [GBP]186,000 for work related to the acquisition of Cantab, 2000: [GBP]nil) have been accounted for in the share premium account.

Income from operating leases totalled [GBP]409,000 in 2002 (2001: [GBP]115,000 2000: [GBP]nil).


4   EXCEPTIONAL COSTS

On 11 December 2002, the Group announced the completion of an operational review. Following this review, approximately 40 staff were made redundant resulting in an exceptional reorganisation charge of [GBP]556,000. Additionally, excess property at the Cambridge facility is expected to be sublet during the course of 2003. An impairment charge of [GBP]3,265,000 has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business.The impairment charge is based on the value in use of these assets which has been calculated by applying an approximated risk free discount rate (4%) to the expected future cash flows during the length of the lease of the property. Included within the administrative charge in 2001 was an exceptional reorganisation charge of [GBP]1,035,000 in respect of severance payments.

On 8 April 1999 Xenova completed the sale of substantially all the assets of its Discovery business to TerraGen Diversity Inc ("TerraGen") and TerraGen's wholly owned subsidiary TerraGen Discovery (UK) Limited. Under the terms of the agreement Xenova received [GBP]1,000,000 in the period to December 1999. Xenova also acquired a 6% equity interest in TerraGen comprising one million class B preferred shares valued at [GBP]1,500,000 based upon the issued share price of C$3.75 per share. Xenova additionally received an interest bearing convertible loan note of [GBP]1,500,000 convertible into TerraGen equity at the option of either party after 24 months or automatically after 36 months. Of the net gain on disposal, [GBP]800,000 was taken to the profit and loss account for the year and the unrealised element of [GBP]2,167,000 was taken to the Statement of Recognised Gains and Losses.

In September 2000, the shareholders of TerraGen approved the sale of TerraGen to Cubist Pharmaceuticals ("Cubist"). The allocation of 88,668 Cubist shares to Xenova, in exchange for the equity ([GBP]1,500,000) and convertible loan note ([GBP]1,500,000) held in TerraGen, was recorded within "Fixed assets -- Investments" at the net book value of the TerraGen investments previously owned ([GBP]3,000,000). To reflect the intentions of the Group not to hold this investment for continuing use in the business, this investment has been included within current assets and written down at the year-end by [GBP]1,279,000 to the net realisable value of [GBP]1,721,000, reflecting the listed market price of the Cubist shares at 31 December 2000.

5   ACQUISITION OF CANTAB PHARMACEUTICALS PLC GROUP

On 6 April 2001 the Group announced the successful merger with Cantab. Under the terms of the offer made to Cantab shareholders, 11 shares in Xenova Group plc have been issued in exchange for 7 shares held in Cantab, valuing Cantab on 5 April 2001 at [GBP]34.2m based upon a closing Xenova Group plc share price of 49p.

Details of the book value and provisional fair value of the assets and liabilities of Cantab as at 6 April 2001 are set out below:

                                                              Book
                                                            Values  Adjustments  Fair Values
                                                         [GBP]'000    [GBP]'000    [GBP]'000
FIXED ASSETS
Tangible                                                     7,463          ---        7,463
Intangible                                                   1,415       (1,415)         ---
Debtors                                                      3,686          ---        3,686
Cash and liquid investments                                 16,822          ---       16,822
Creditors falling due within one year                       (4,243)         ---       (4,243)
Creditors falling due after more than one year                (438)         ---         (438)
Investment in joint venture -- share of net liabilities        (32)         ---          (32)
                                                         ---------  -----------  -----------
NET ASSETS ACQUIRED                                         24,673       (1,415)      23,258
                                                         =========  ===========  ===========
SATISFIED BY:
Shares issued and to be issued                                                        34,197
Expenses of acquisition                                                                  768
                                                                                 -----------
TOTAL CONSIDERATION                                                                   34,965
                                                                                 -----------
GOODWILL ARISING ON ACQUISITION                                                       11,707
                                                                                 ===========


There have been no accounting policy adjustments made to the balance sheet values stated at 6 April 2001. Intangible fixed assets acquired comprised of licence fees, which have not been capitalised separately from goodwill. In addition to the [GBP]768,000 of acquisition expenses paid, share issue costs of [GBP]919,000 were incurred.

The goodwill arising on the acquisition has been capitalised and amortised over the 10 year estimated useful life of the acquired business.

Of [GBP]11,707,000 goodwill arising on the acquisition of the Cantab business, [GBP]32,000 was attributed to the Phogen joint venture.

In addition to acquiring 100% of Cantab Pharmaceuticals Plc and the UK trading company Cantab Pharmaceuticals Research Limited (now renamed Xenova Research Limited), the Group acquired as part of this transaction, a 45% share in Phogen, a joint venture with Marie Curie Cancer Cure.

As part of the strategic review of both the research and development pipeline and other activities, announced on 21 June 2001, approximately 25% or 47 positions have been lost across both the head office and research and development functions. Included within the administrative expenses for this period is [GBP]1.0m in respect of the severance payments.

The results of the Cantab business from the start of the financial year on 1 January 2001 to the date of acquisition were as follows:

                                                                           2001
                                                                      [GBP]'000
Turnover                                                                    949
Operating loss                                                           (4,374)
Loss before tax                                                          (4,131)
Taxation                                                                    445
                                                                      ---------
LOSS AFTER TAX                                                           (3,686)
                                                                      =========

There were no other recognised gains and losses relating to the period. The results would not have been materially different when calculated using Xenova's accounting policies.

The audited consolidated results of Cantab Pharmaceuticals Plc group for the year ended 31 December 2000, including the Group's share of Phogen, included revenues of [GBP]8,403,000, an operating loss of [GBP]6,452,000 and a net loss of [GBP]3,913,000. Consolidated net assets of the Cantab group at 31 December 2000 stood at [GBP]28,374,000 of which [GBP]15,257,000 comprised cash and liquid resources.

Following the integration of the Cantab business within the Xenova Group, it is not possible to determine the cash flows of the Cantab business as a separate group of entities. However, the Cantab business contributed approximately [GBP]400,000 towards returns on investment and servicing of finance cash inflows, [GBP]1,200,000 in respect of taxation inflows and [GBP]200,000 in respect of capital expenditure outflows.


6   EMPLOYEES

                                                                  Year ended 31 December
                                                                    2000    2001    2002
                                                                  Number  Number  Number
NUMBER OF EMPLOYEES
The average number of persons (including executive directors)
  employed by the group in the year was:
Research and development                                              41     100     111
Administration                                                        16      34      34
                                                                  ------  ------  ------
                                                                      57     134     145
                                                                  ======  ======  ======


                                                               Year ended 31 December
                                                              2000       2001       2002
                                                         [GBP]'000  [GBP]'000  [GBP]'000

EMPLOYMENT COSTS
Wages and salaries                                           2,321      6,571      6,923
Social security costs                                          287        699        660
Other pension costs                                            182        544        510
                                                         ---------  ---------  ---------
                                                             2,790      7,814      8,093
                                                         =========  =========  =========


                                                               Year ended 31 December
                                                              2000       2001       2002
                                                         [GBP]'000  [GBP]'000  [GBP]'000
DIRECTORS' EMOLUMENTS
Aggregate emoluments of the Directors were as follows:
Non executive Directors:
Fees                                                           114        126        131
Executive Directors:
Aggregate emoluments                                           913      1,661      1,104
Company contributions to money purchase pension schemes        104        173        142
                                                         ---------  ---------  ---------
                                                             1,131      1,960      1,377
                                                         =========  =========  =========


Retirement benefits are accruing to 5 directors (2001:5, 2000:5) under defined contribution pension schemes. The aggregate gain on the exercise of share options was nil between 2000 and 2002.

DIRECTORS' REMUNERATION

                                                                          2002       2002
                              Fees     Salary      Bonus   Benefits      Total    Pension
                         [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
EXECUTIVE DIRECTORS
DA Oxlade(a)                   ---        220         62         28        310         50
D Abrams                       ---        148         41         21        210         24
M Moore                        ---        140         39         17        196         23
J Waterfall                    ---        148         41         17        206         24
J St Clair Roberts(b)          ---        125         35         21        181         21
N Hart(b) (c)                  ---        ---        ---        ---        ---        ---
S Inglis(b) (c)                ---        ---        ---        ---        ---        ---

NON-EXECUTIVE DIRECTORS
JBH Jackson                     45        ---        ---        ---         45        ---
PL Gillett                      19        ---        ---        ---         19        ---
TR Irwin                        16        ---        ---        ---         16        ---
HS Wachtler                     16        ---        ---        ---         16        ---
AL Harris                       16        ---        ---        ---         16        ---
GH Fairtlough(b)                19        ---        ---        ---         19        ---
                         ---------  ---------  ---------  ---------  ---------  ---------
Total                          131        781        218        104      1,234        142
                         =========  =========  =========  =========  =========  =========


(a) Highest paid Director in 2002

(b) Former Directors of Cantab Pharmaceuticals plc joined the Xenova Group plc Board on 11 May 2001

(c) Resigned 31 December 2001

                                                                       Loss of       2001       2001
                              Fees     Salary      Bonus   Benefits     office      Total    Pension
                         [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
EXECUTIVE DIRECTORS
DA Oxlade                      ---        210         71         21        ---        302         47
D Abrams                       ---        143         48         16        ---        207         21
J Waterfall                    ---        141         48         15        ---        204         21
M Moore                        ---        133         45         15        ---        193         20
N Hart(a) (c) (e)              ---         89         40          7        211        347         16
S Inglis(c) (e)                ---         96        ---          6        168        270         31
J St Clair Roberts(c)          ---         91         36         11        ---        138         17


NON-EXECUTIVE DIRECTORS
JBH Jackson                     43        ---        ---        ---        ---         43        ---
HS Wachtler                     16        ---        ---        ---        ---         16        ---
AL Harris                       15        ---        ---        ---        ---         15        ---
TR Irwin                        16        ---        ---        ---        ---         16        ---
P Bevan(d)                       5        ---        ---        ---        ---          5        ---
PL Gillett(b)                   17        ---        ---        ---        ---         17        ---
G Fairtlough(c)                 14        ---        ---        ---        ---         14        ---
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total                          126        903        288         91        379      1,787        173
                         =========  =========  =========  =========  =========  =========  =========


(a) Highest paid Director in 2001.

(b) PL Gillett was appointed as a non-executive Director on 1 February 2000.

(c) Former directors of Cantab Pharmaceuticals Plc joined the Xenova Group plc Board on 11 May 2001.

(d) Resigned 9 May 2001.

(e) Resigned 31 December 2001.

                                                                          2000       2000
                              Fees     Salary      Bonus   Benefits      Total    Pension
                         [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
EXECUTIVE DIRECTORS
DA Oxlade(a)                   ---        200         64         18        282         45
D Abrams                       ---        136         44         11        191         20
J Waterfall(b) (g)             ---        134         43         92        269         20
M Moore                        ---        126         32         13        171         19
MJ Ross(c)                     ---        ---        ---        ---        ---        ---

NON-EXECUTIVE DIRECTORS
JBH Jackson                     40        ---        ---        ---         40        ---
HS Wachtler                     15        ---        ---        ---         15        ---
AL Harris                       15        ---        ---        ---         15        ---
TR Irwin                        15        ---        ---        ---         15        ---
LJ Lavigne(e)                  ---        ---        ---        ---        ---        ---
P Bevan(d)                      15        ---        ---        ---         15        ---
P Gillett(f)                    14        ---        ---        ---         14        ---
                         ---------  ---------  ---------  ---------  ---------  ---------
Total                          114        596        183        134      1,027        104
                         =========  =========  =========  =========  =========  =========


(a) Highest paid Director in 2000.

(b) J Waterfall was appointed as an executive Director on 24 May 1999.

(c) MJ Ross ceased to be a Director on 14 June 1999.

(d) P Bevan ceased to be an executive Director and was appointed as a non-executive Director on 31 May 1999. His emoluments as an executive Director in 1999 were [GBP]199,000.

(e) LJ Lavigne waived his entitlement to fees of [GBP]15,000 for 1999 in a voluntary agreement. Mr Lavigne ceased to be a non-executive Director on 14 May 1999.

(f) P Gillett was appointed as a non-executive Director on 1 February 2000.

(g) Includes relocation costs of [GBP]79,000.

DIRECTORS' INTERESTS IN SHARE OPTIONS IN 10P ORDINARY SHARES

                                        At     Granted/           At
                       Category  1 January     (lapsed)  31 December                       Earliest  Latest exercise
                      of Option       2002  in the year         2002  Exercise price  exercise date             date
D Oxlade                    (e)      8,875          ---        8,875       [GBP]3.38   23 June 2000     22 June 2007
                            (d)     35,562          ---       35,562       [GBP]3.38   23 June 2000     22 June 2007
                            (d)     40,000          ---       40,000       [GBP]2.08    13 Mar 2001      12 Mar 2008
                         (d)(i)    120,000     (120,000)         ---       [GBP]3.38   23 June 2002     22 June 2007
                            (d)    120,000          ---      120,000       [GBP]0.32    15 Dec 2001      14 Dec 2008
                            (d)     50,000          ---       50,000       [GBP]0.88    17 Aug 2002      16 Aug 2009
                            (d)     50,000          ---       50,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                            (g)      7,088          ---        7,088       [GBP]0.82     1 Sep 2002      28 Feb 2003
                         (h)(i)     29,218      (29,218)         ---       [GBP]0.10    18 Aug 2002      17 Aug 2009
                            (h)     41,920          ---       41,920       [GBP]0.10   13 July 2003     12 July 2010
                            (d)     60,000          ---       60,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                            (d)     70,000          ---       70,000       [GBP]0.77   13 July 2005     12 July 2010
                            (j)      4,211          ---        4,211       [GBP]0.92     1 Dec 2003      31 May 2004
                            (d)    153,000          ---      153,000       [GBP]0.48    16 Aug 2004      15 Aug 2011
                            (d)    102,000          ---      102,000       [GBP]0.48    16 Aug 2006      15 Aug 2011
                            (h)    213,432          ---      213,432       [GBP]0.10    18 Oct 2004      17 Dec 2011
                            (d)    112,500          ---      112,500       [GBP]0.41    18 Dec 2004      17 Dec 2011
                            (d)     37,500          ---       37,500       [GBP]0.41    18 Dec 2006      17 Dec 2011
                            (k)        ---       15,589       15,589       [GBP]0.49    1 June 2005      30 Nov 2005
                            (d)        ---       45,000       45,000       [GBP]0.38   12 Sept 2005     11 Sept 2012
                            (d)        ---       15,000       15,000       [GBP]0.38   12 Sept 2007     11 Sept 2012
                            (h)        ---      155,663      155,663       [GBP]0.10    28 Oct 2005      27 Oct 2012
                            (d)        ---      375,000      375,000       [GBP]0.31     6 Dec 2005       5 Dec 2012
                            (d)        ---      125,000      125,000       [GBP]0.31     6 Dec 2007       5 Dec 2012

M Moore                  (a)(i)      2,730       (2,730)         ---       [GBP]5.84    26 May 1995      25 May 2002
                            (b)     15,000          ---       15,000       [GBP]3.35    23 Dec 1997      22 Dec 2004
                            (b)     15,000          ---       15,000       [GBP]2.34     9 Aug 1998       8 Aug 2005
                         (d)(i)     55,429      (55,429)         ---       [GBP]3.38   23 June 2002     22 June 2007
                            (d)     65,000          ---       65,000       [GBP]0.88    17 Aug 2002      16 Aug 2009
                            (d)     35,000          ---       35,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                            (g)      4,725          ---        4,725       [GBP]0.82     1 Sep 2002      28 Feb 2003
                         (h)(i)     11,522      (11,522)         ---       [GBP]0.10    18 Aug 2002      17 Aug 2009
                            (h)     22,304          ---       22,304       [GBP]0.10   13 July 2003     12 July 2010
                            (d)     30,000          ---       30,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                            (d)     40,000          ---       40,000       [GBP]0.77   13 July 2005     12 July 2010
                            (j)      4,211          ---        4,211       [GBP]0.92     1 Dec 2003      31 May 2004
                            (d)     61,200          ---       61,200       [GBP]0.48    16 Aug 2004      15 Aug 2011
                            (d)     40,800          ---       40,800       [GBP]0.48    16 Aug 2006      15 Aug 2011
                            (h)    213,432          ---      213,432       [GBP]0.10    18 Oct 2004      17 Oct 2011
                            (d)     52,500          ---       52,500       [GBP]0.41    18 Dec 2004      17 Dec 2011
                            (d)     17,500          ---       17,500       [GBP]0.41    18 Dec 2006      17 Dec 2011
                            (d)        ---       22,500       22,500       [GBP]0.38    12 Dec 2005     11 Sept 2012
                            (d)        ---        7,500        7,500       [GBP]0.38   12 Sept 2007     11 Sept 2012
                            (h)        ---       45,428       45,428       [GBP]0.10    28 Oct 2005      27 Oct 2012
                            (d)        ---      187,500      187,500       [GBP]0.31     6 Dec 2005       5 Dec 2012
                            (d)        ---       67,500       67,500       [GBP]0.31     6 Dec 2007       5 Dec 2012

J Waterfall                 (d)     74,360          ---       74,360       [GBP]1.17    27 May 2002      26 May 2009
                            (e)     25,640          ---       25,640       [GBP]1.17    27 May 2002      26 May 2009
                            (d)     20,000          ---       20,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                            (g)      4,725          ---        4,725       [GBP]0.82     1 Sep 2002      28 Feb 2003
                            (h)     13,912          ---       13,912       [GBP]0.10   13 July 2003     12 July 2010
                            (d)     30,000          ---       30,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                            (d)     50,000          ---       50,000       [GBP]0.77   13 July 2005     12 July 2010
                            (d)     61,200          ---       61,200       [GBP]0.48    16 Aug 2004      15 Aug 2011
                            (d)     40,800          ---       40,800       [GBP]0.48    16 Aug 2006      15 Aug 2011
                            (d)     52,500          ---       52,500       [GBP]0.41    18 Dec 2004      17 Dec 2011
                            (d)     17,500          ---       17,500       [GBP]0.41    18 Dec 2006      17 Dec 2011
                            (d)        ---       22,500       22,500       [GBP]0.38   12 Sept 2005     11 Sept 2012
                            (d)        ---        7,500        7,500       [GBP]0.38   12 Sept 2007     11 Sept 2012
                            (h)        ---       27,339       27,339       [GBP]0.10    28 Oct 2005      27 Oct 2012
                            (d)        ---      187,500      187,500       [GBP]0.31     6 Dec 2005       5 Dec 2012
                            (d)        ---       67,500       67,500       [GBP]0.31     6 Dec 2007       5 Dec 2012

                                       63


                                        At     Granted/           At
                       Category  1 January     (lapsed)  31 December                       Earliest  Latest exercise
                      of Option       2002  in the year         2002  Exercise price  exercise date             date

J St Clair Roberts          (e)     62,500          ---       62,500       [GBP]0.48    16 Aug 2004      15 Aug 2011
                            (d)      5,500          ---        5,500       [GBP]0.48    16 Aug 2004      15 Aug 2011
                            (d)     59,500          ---       59,500       [GBP]0.48    16 Aug 2006      15 Aug 2011
                            (d)     30,000          ---       30,000       [GBP]0.41    18 Dec 2006      17 Dec 2011
                            (d)     10,000          ---       10,000       [GBP]0.41    18 Dec 2006      17 Dec 2011
                            (k)        ---       19,487       19,487       [GBP]0.49    1 June 2005      30 Nov 2005
                            (d)        ---       22,500       22,500       [GBP]0.38   12 Sept 2005     11 Sept 2012
                            (d)        ---        7,500        7,500       [GBP]0.38   12 Sept 2007     11 Sept 2012
                            (h)        ---       78,977       78,977       [GBP]0.10    28 Oct 2005      27 Oct 2012
                            (d)        ---      150,000      150,000       [GBP]0.31     6 Dec 2005       5 Dec 2012
                            (d)        ---       50,000       50,000       [GBP]0.31     6 Dec 2007       5 Dec 2012

D Abrams                    (d)     52,788          ---       52,788       [GBP]2.08    13 Mar 2001      12 Mar 2008
                            (e)     14,423          ---       14,423       [GBP]2.08    13 Mar 2001      12 Mar 2008
                            (d)     40,000          ---       40,000       [GBP]0.32    15 Dec 2001      14 Dec 2008
                            (d)     40,000          ---       40,000       [GBP]0.32    15 Dec 2001      14 Dec 2008
                            (d)     25,000          ---       25,000       [GBP]0.88    17 Aug 2002      16 Aug 2009
                            (d)     40,000          ---       40,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                         (h)(i)     19,478      (19,478)         ---       [GBP]0.10    18 Aug 2002      17 Aug 2009
                            (h)     33,527          ---       33,527       [GBP]0.10   13 July 2003     12 July 2010
                            (d)     30,000          ---       30,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                            (d)     40,000          ---       40,000       [GBP]0.77   13 July 2005     12 July 2010
                            (d)     61,200          ---       61,200       [GBP]0.48    16 Aug 2004      15 Aug 2011
                            (d)     40,800          ---       40,800       [GBP]0.48    16 Aug 2006      15 Aug 2011
                            (d)     52,500          ---       52,500       [GBP]0.41    18 Dec 2004      17 Dec 2011
                            (d)     17,500          ---       17,500       [GBP]0.41    18 Dec 2006      17 Dec 2011
                            (h)    106,716          ---      106,716       [GBP]0.10    18 Oct 2004      17 Oct 2011
                            (d)        ---       22,500       22,500       [GBP]0.38   12 Sept 2005     11 Sept 2012
                            (d)        ---        7,500        7,500       [GBP]0.38   12 Sept 2007     11 Sept 2012
                            (h)        ---      107,664      107,664       [GBP]0.10    28 Oct 2005      27 Oct 2012
                                                                                              6 Dec
                            (d)        ---      187,500      187,500       [GBP]0.31           2005       5 Dec 2012
                            (d)        ---       67,500       67,500       [GBP]0.31     6 Dec 2007       5 Dec 2012


(a) 1988 Share Option Scheme

(b) 1992 Share Option Scheme

(c) Amendments to 1992 share Option Scheme

(d) 1996 share Option Scheme (non-approvable parts)

(e) 1996 Share Option Scheme (approved)

(f) 1997 Save As You Earn Scheme

(g) 1997 Save As You Earn Scheme 1999 offer

(h) Deferred Share Bonus Plan

(i) Lapsed options

(j) 1997 Save As You Earn Scheme 2000 offer

(k) 1997 Save As You Earn Scheme 2002 offer

Options granted in 2002 were issued under the 1996 scheme as three-year or five-year vesting options

Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee.

The performance criteria include the achievement of individual, corporate and share price objectives. Prior to November 1999 options granted under the 1996 approved scheme have no performance criteria. Options granted before 1996 were issued under either the 1992 or 1988 share option schemes, both of which were three-year vesting schemes with no performance criteria.

                                               Granted/
                                      At  (exercised or           At                      Earliest
                     Category  1 January        lapsed)  31 December                      exercise  Latest exercise
                    of Option       2001    in the year         2001  Exercise price          date             date
DA Oxlade                 (e)      8,875            ---        8,875       [GBP]3.38  23 June 2000     22 June 2007
                       (e)(i)     71,125        (35,563)      35,562       [GBP]3.38  23 June 2000     22 June 2007
                          (d)    120,000            ---      120,000       [GBP]3.38  23 June 2002     22 June 2007
                       (d)(i)     80,000        (40,000)      40,000       [GBP]2.08   13 Mar 2001      12 Mar 2008
                       (f)(i)      1,893         (1,893)         ---       [GBP]2.06    1 Nov 2000       1 May 2001
                          (d)    120,000            ---      120,000       [GBP]0.32   15 Dec 2001      14 Dec 2008
                          (d)     50,000            ---       50,000       [GBP]0.88   17 Aug 2002      16 Aug 2009
                          (d)     50,000            ---       50,000       [GBP]0.87   20 Dec 2002      19 Dec 2009
                          (g)      7,088            ---        7,088       [GBP]0.82   1 Sept 2002      28 Feb 2003
                          (h)     29,218            ---       29,218       [GBP]0.10   18 Aug 2002      17 Aug 2009
                          (h)     41,920            ---       41,920       [GBP]0.10  13 July 2003     12 July 2010
                          (d)     60,000            ---       60,000       [GBP]1.11   18 Dec 2003      17 Dec 2010
                          (d)     70,000            ---       70,000       [GBP]0.77  13 July 2005     12 July 2010
                          (j)      4,211            ---        4,211       [GBP]0.92    1 Dec 2003      31 May 2004
                          (d)        ---        153,000      153,000       [GBP]0.48   16 Aug 2004      15 Aug 2011
                          (d)        ---        102,000      102,000       [GBP]0.48   16 Aug 2006      15 Aug 2011
                          (d)        ---        112,500      112,500       [GBP]0.41   18 Dec 2004      17 Dec 2011
                          (d)        ---         37,500       37,500       [GBP]0.41   18 Dec 2006      17 Dec 2011
                          (h)        ---        213,432      213,432       [GBP]0.10   18 Oct 2004      17 Oct 2011

M Moore                (a)(i)      6,825         (6,825)         ---       [GBP]4.36   22 Aug 1994      21 Aug 2001
                          (a)      2,730            ---        2,730       [GBP]5.84   26 May 1995      25 May 2002
                          (b)     15,000            ---       15,000       [GBP]3.35   23 Dec 1997      22 Dec 2004
                          (b)     15,000            ---       15,000       [GBP]2.34    9 Aug 1998       8 Aug 2005
                          (d)     55,429            ---       55,429       [GBP]3.38  23 June 2002     22 June 2007
                          (d)     65,000            ---       65,000       [GBP]0.88   17 Aug 2002      16 Aug 2009
                          (d)     35,000            ---       35,000       [GBP]0.87   20 Dec 2002      19 Dec 2009
                          (g)      4,725            ---        4,725       [GBP]0.82   1 Sept 2002      28 Feb 2003
                          (h)     11,522            ---       11,522       [GBP]0.10   18 Aug 2002      17 Aug 2009
                          (h)     22,304            ---       22,304       [GBP]0.10  13 July 2003     12 July 2010
                          (d)     30,000            ---       30,000       [GBP]1.11   18 Dec 2003      17 Dec 2010
                          (d)     40,000            ---       40,000       [GBP]0.77  13 July 2005     12 July 2010
                          (j)      4,211            ---        4,211       [GBP]0.92    1 Dec 2003      31 May 2004
                          (d)        ---         61,200       61,200       [GBP]0.48   16 Aug 2004      15 Aug 2011
                          (d)        ---         40,800       40,800       [GBP]0.48   16 Aug 2006      15 Aug 2011
                          (h)        ---        213,432      213,432       [GBP]0.10   18 Oct 2004      17 Oct 2011
                          (d)        ---         52,500       52,500       [GBP]0.41   18 Dec 2004      17 Dec 2011
                          (d)        ---         17,500       17,500       [GBP]0.41   18 Dec 2006      17 Dec 2011

J Waterfall               (d)     74,360            ---       74,360       [GBP]1.17   27 May 2002      26 May 2009
                          (e)     25,640            ---       25,640       [GBP]1.17   27 May 2002      26 May 2009
                          (d)     20,000            ---       20,000       [GBP]0.87   20 Dec 2002      19 Dec 2009
                          (g)      4,725            ---        4,725       [GBP]0.82   1 Sept 2002      28 Feb 2003
                          (h)     13,912            ---       13,912       [GBP]0.10  13 July 2003     12 July 2010
                          (d)     30,000            ---       30,000       [GBP]1.11   18 Dec 2003      17 Dec 2010
                          (d)     50,000            ---       50,000       [GBP]0.77  13 July 2005     12 July 2010
                          (d)        ---         61,200       61,200       [GBP]0.48   16 Aug 2004      15 Aug 2011
                          (d)        ---         40,800       40,800       [GBP]0.48   16 Aug 2006      15 Aug 2011
                          (d)        ---         52,500       52,500       [GBP]0.41   18 Dec 2004      17 Dec 2011
                          (d)        ---         17,500       17,500       [GBP]0.41   18 Dec 2006      17 Dec 2011

J St Clair Roberts        (e)        ---         62,500       62,500       [GBP]0.48   16 Aug 2004      15 Aug 2011
                          (d)        ---          5,500        5,500       [GBP]0.48   16 Aug 2004      15 Aug 2011
                          (d)        ---         59,500       59,500       [GBP]0.48   16 Aug 2006      15 Aug 2011
                          (d)        ---         30,000       30,000       [GBP]0.41   18 Dec 2004      17 Dec 2011
                          (d)        ---         10,000       10,000       [GBP]0.41   18 Dec 2006      17 Dec 2011

P Bevan                   (a)     29,245            ---       29,245       [GBP]5.84   1 June 1999      25 Nov 2002
                          (b)     10,000            ---       10,000       [GBP]6.74   1 June 1999      25 Nov 2002
                          (b)     10,000            ---       10,000       [GBP]3.35   1 June 1999      25 Nov 2002
                          (b)     14,995            ---       14,995       [GBP]2.34   1 June 1999      25 Nov 2002
                          (c)     40,000            ---       40,000       [GBP]2.72   1 June 1999      25 Nov 2002
                       (d)(i)     69,558        (69,558)         ---       [GBP]3.38   1 June 1999       8 May 2001
D Abrams                  (e)     14,423            ---       14,423       [GBP]2.08   13 Mar 2001      12 Mar 2008
                       (d)(i)    105,577        (52,789)      52,788       [GBP]2.08   13 Mar 2001      12 Mar 2008
                          (d)     40,000            ---       40,000       [GBP]0.32   15 Dec 2001      14 Dec 2008
                          (d)     40,000            ---       40,000       [GBP]0.32   15 Dec 2003      14 Dec 2008
                          (d)     25,000            ---       25,000       [GBP]0.88   17 Aug 2002      16 Aug 2009
                          (d)     40,000            ---       40,000       [GBP]0.87   20 Dec 2002      19 Dec 2009

                                       65


                                               Granted/
                                      At  (exercised or           At                      Earliest
                     Category  1 January        lapsed)  31 December                      exercise  Latest exercise
                    of Option       2001    in the year         2001  Exercise price          date             date

                          (h)     19,478            ---       19,478       [GBP]0.10   18 Aug 2002      17 Aug 2009
                          (h)     33,527            ---       33,527       [GBP]0.10  13 July 2003     12 July 2010
                          (d)     30,000            ---       30,000       [GBP]1.11   18 Dec 2003      17 Dec 2010
                          (d)     40,000            ---       40,000       [GBP]0.77  13 July 2005     12 July 2010
                          (d)        ---         61,200       61,200       [GBP]0.48   16 Aug 2004      15 Aug 2011
                          (d)        ---         40,800       40,800       [GBP]0.48   16 Aug 2006      15 Aug 2011
                          (d)        ---         52,500       52,500       [GBP]0.41   18 Dec 2004      17 Dec 2011
                          (d)        ---         17,500       17,500       [GBP]0.41   18 Dec 2006      17 Dec 2011
                          (h)        ---        106,716      106,716       [GBP]0.10   18 Oct 2004      17 Oct 2011


(a) 1988 Share Option Scheme.

(b) 1992 Share Option Scheme.

(c) Amendments to 1992 Share Option Scheme.

(d) 1996 Share Option Scheme (non-approvable parts).

(e) 1996 Share Option Scheme (approved).

(f) 1997 Save As You Earn Scheme.

(g) 1997 Save As You Earn Scheme 1999 offer.

(h) Deferred Share Bonus Plan.

(i) Lapsed options.

(j) 1997 Save As You Earn Scheme 2000 offer.

Options granted in 2001 were issued under the 1996 scheme as three year or five year vesting options.

Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee.

The performance criteria include the achievement of individual, corporate and share price objectives. Prior to November 1999 options granted under the 1996 approved scheme have no performance criteria. Options granted before 1996 were issued under either the 1992 or 1998 share option schemes, both of which were three year vesting schemes with no performance criteria.

                                           Granted/
                                  At  (exercised or           At
                 Category  1 January        lapsed)  31 December                       Earliest  Latest exercise
                of Option       2000    in the year         2000  Exercise price  exercise date             date
JBH JACKSON        (a)(j)      3,250         (3,250)         ---       [GBP]5.84    29 Apr 1993      29 Apr 2000
                   (a)(j)      3,250         (3,250)         ---       [GBP]5.84    31 Mar 1994      29 Apr 2000
                   (a)(j)      3,500         (3,500)         ---       [GBP]5.84    31 Mar 1995      29 Apr 2000

DA OXLADE             (f)      8,875            ---        8,875       [GBP]3.38    23 Jun 2000      23 Jun 2007
                      (f)     71,125            ---       71,125       [GBP]3.38    23 Jun 2000      23 Jun 2007
                      (e)    120,000            ---      120,000       [GBP]3.38    23 Jun 2000      23 Jun 2007
                      (e)     80,000            ---       80,000       [GBP]2.08    13 Mar 2001      13 Mar 2008
                      (e)    120,000            ---      120,000       [GBP]0.32    15 Dec 2001      15 Dec 2008
                      (g)      1,893            ---        1,893       [GBP]2.06     1 Nov 2000       1 May 2001
                      (e)     50,000            ---       50,000       [GBP]0.88    17 Aug 2002      16 Aug 2009
                      (e)     50,000            ---       50,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                      (h)      7,088            ---        7,088       [GBP]0.82    1 Sept 2002      28 Feb 2003
                      (i)     29,218            ---       29,218       [GBP]0.10    18 Aug 2002      17 Aug 2009
                      (i)        ---         41,920       41,920       [GBP]0.10    13 Jul 2003      12 Jul 2010
                      (e)        ---         60,000       60,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                      (e)        ---         70,000       70,000       [GBP]0.77    13 Jul 2005      12 Jul 2010
                      (k)        ---          3,875        3,875       [GBP]0.92     1 Dec 2003      31 May 2004

M MOORE            (b)(j)      3,900         (3,900)         ---       [GBP]2.44    23 Oct 1993      23 Oct 2000
                      (b)      6,825            ---        6,825       [GBP]4.36    22 Aug 1994      22 Aug 2001
                      (b)      2,730            ---        2,730       [GBP]5.84    26 May 1995      26 May 2002
                      (c)     15,000            ---       15,000       [GBP]3.35    23 Dec 1997      23 Dec 2004
                      (c)     15,000            ---       15,000       [GBP]2.34     9 Aug 1998       9 Aug 2005
                   (d)(j)     40,000        (40,000)         ---       [GBP]2.72     4 Oct 1999       4 Oct 2003
                      (e)     55,429            ---       55,429       [GBP]3.38    23 Jun 2002      23 Jun 2007
                      (e)     65,000            ---       65,000       [GBP]0.88    17 Aug 2002      16 Aug 2009
                      (e)     35,000            ---       35,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                      (h)      4,725            ---        4,725       [GBP]0.82    1 Sept 2002      28 Feb 2003
                      (i)     11,522            ---       11,522       [GBP]0.10    18 Aug 2002      17 Aug 2009
                      (i)        ---         22,304       22,304       [GBP]0.10    13 Jul 2003      12 Jul 2010
                      (e)        ---         30,000       30,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                      (e)        ---         40,000       40,000       [GBP]0.77    13 Jul 2005      12 Jul 2010
                      (k)        ---          4,211        4,211       [GBP]0.92     1 Dec 2003      31 May 2004

D ABRAMS              (f)     14,423            ---       14,423       [GBP]2.08    13 Mar 2001      13 Mar 2008
                      (e)    105,577            ---      105,577       [GBP]2.08    13 Mar 2001      13 Mar 2008
                      (e)     40,000            ---       40,000       [GBP]0.32    15 Dec 2001      15 Dec 2008
                      (e)     40,000            ---       40,000       [GBP]0.32    15 Dec 2003      15 Dec 2008
                      (e)     25,000            ---       25,000       [GBP]0.88    17 Aug 2002      16 Aug 2009
                      (e)     40,000            ---       40,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                      (i)     19,478            ---       19,478       [GBP]0.10    18 Aug 2002      17 Aug 2009
                      (i)        ---         33,527       33,527       [GBP]0.10    13 Jul 2003      12 Jul 2010
                      (e)        ---         30,000       30,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                      (e)        ---         40,000       40,000       [GBP]0.77    13 Jul 2005      12 Jul 2010

J WATERFALL           (e)     74,360            ---       74,360       [GBP]1.17    27 May 2002      26 May 2009
                      (f)     25,640            ---       25,640       [GBP]1.17    27 May 2002      26 May 2009
                      (e)     20,000            ---       20,000       [GBP]0.87    20 Dec 2002      19 Dec 2009
                      (h)      4,725            ---        4,725       [GBP]0.82    1 Sept 2002      28 Feb 2003
                      (i)        ---         13,912       13,912       [GBP]0.10    13 Jul 2003      12 Jul 2010
                      (e)        ---         30,000       30,000       [GBP]1.11    18 Dec 2003      17 Dec 2010
                      (e)        ---         50,000       50,000       [GBP]0.77    13 Jul 2005      12 Jul 2010
                      (k)        ---          4,725        4,725       [GBP]0.82    1 Sept 2002      28 Feb 2003

P BEVAN               (b)     29,245            ---       29,245       [GBP]5.84     1 Jun 1999      25 Nov 2002
                      (c)     10,000            ---       10,000       [GBP]6.74     1 Jun 1999      25 Nov 2002
                      (c)     10,000            ---       10,000       [GBP]3.35     1 Jun 1999      25 Nov 2002
                      (c)     14,995            ---       14,995       [GBP]2.34     1 Jun 1999      25 Nov 2002
                      (d)     40,000            ---       40,000       [GBP]2.72     1 Jun 1999      25 Nov 2002
                      (e)     69,558            ---       69,558       [GBP]3.38     1 Jun 1999      31 May 2002


(a) Chairman's option.

(b) 1988 Share Option Scheme.

(c) 1992 Share Option Scheme.

(d) Amendment to 1992 Share Option Scheme.

(e) 1996 Share Option Scheme (non-approvable parts).

(f) 1996 Share Option Scheme (approved).

(g) 1997 Save As You Earn Scheme.

(h) 1997 Save As You Earn Scheme 1999 offer.

(i) Deferred Share Bonus Plan.

(j) Lapsed option.

(k) 1997 Save As You Earn Scheme 2000 offer.

Options granted in 2000 were issued under the 1996 scheme as three year or five year vesting options.

Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee. The performance criteria include the achievement of individual, corporate and share price objectives. Prior to November 1999 options granted under the 1996 approved scheme have no performance criteria. Options granted before 1996 were issued under either the 1992 or 1988 share option schemes, both of which were three year vesting schemes with no performance criteria.

SHARE PRICE

The closing market price per ordinary share on 31 December 2002 was 38p (2001:
76.25p 2000: 105p), as derived from the London Stock Exchange Daily Official List, and the closing market price per ADS on the Nasdaq National Market was 117[c] as derived from the Nasdaq website. The closing market prices per ordinary share on the London Stock Exchange during the financial year ranged from 28.75p to 76.25p (2001: 24p to 105p 2000: 71.5p to 440p), and per ADS from
455[c] to 1,004.5[c] (2001: 347[c] to 1,750[c] 2000: 106.3[c] to 887.5[c]).


7   INTEREST PAYABLE AND RECEIVABLE

                                         Year ended 31 December
                                         2000       2001       2002
                                    [GBP]'000  [GBP]'000  [GBP]'000
Interest payable on finance leases        ---        (15)        (4)
Interest receivable                       661        766        619
                                    ---------  ---------  ---------
                                          661        751        615
                                    =========  =========  =========


8   TAXATION

Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed `Research and Development Allowances'), the Group has recognised the R&D tax credits due in following years as detailed below:

                                                     Year ended 31 December
                                                     2000       2001       2002
                                                [GBP]'000  [GBP]'000  [GBP]'000
R&D tax credit recognised during the period           690      1,797      2,032
Corporation tax charge during the period              ---        ---        ---
Group share of Phogen tax charge during period        ---        ---        (21)
                                                ---------  ---------  ---------
                                                      690      1,797      2,011
                                                =========  =========  =========


The group tax charge is nil due to the availability of UK corporation tax losses of [GBP]105.5 million (2001: [GBP]102.6 million, 2000; [GBP]58.4 million). Of the tax losses as at 31 December 2002 approximately [GBP]10 million have yet to be agreed with the Inland Revenue.

No provision for deferred taxation is required at and there is no potential unprovided deferred taxation liability at that date (Note 19).

Factors affecting tax credit for the year:

                                                                                  Year ended
                                                                                  31 December
                                                                                  2001       2002
                                                                             [GBP]'000  [GBP]'000
Loss on ordinary activities before taxation                                    (17,168)   (15,213)
                                                                             ---------  ---------
Loss on ordinary activities at 30%                                              (5,150)    (4,564)
Effects of:
Expenses not deductible for tax purposes                                         2,261      1,654
Deferred tax asset not recognised                                                 (801)      (879)
Research and Development tax credit received at 24% of losses compared with
  30% tax rate                                                                   1,893      1,778
                                                                             ---------  ---------
                                                                                (1,797)    (2,011)
                                                                             =========  =========


2000* -- Information not disclosed as additional disclosure requirement introduced as part of implementation of FRS19.

9   LOSS PER SHARE

Basic loss per share is calculated by reference to the loss attributable to the ordinary shareholders of the Company of [GBP]13,202,000, (2001:
[GBP]15,371,000, 2000: [GBP]9,305,000) and the weighted average of 147,484,000
(2001: 121,596,000, 2000: 60,486,000) shares in issue during the year. Since the Xenova Group reported a net loss, diluted loss per share is equal to basic loss per share.


10  INTANGIBLE FIXED ASSETS

                                                        Licence fees
                                              Goodwill   and patents      Total
                                             [GBP]'000     [GBP]'000  [GBP]'000
COST
As at 1 January 2001                               ---           ---        ---
Additions                                          ---           213        213
Acquisitions                                    11,675           ---     11,675
                                             ---------  ------------  ---------
AS AT 31 DECEMBER 2001                          11,675           213     11,888
Additions                                          ---           335        335
                                             ---------  ------------  ---------
AS AT 31 DECEMBER 2002                          11,675           548     12,223
                                             =========  ============  =========
AMORTISATION
As at 1 January 2001                               ---           ---        ---
Charge for the year                               (877)         (213)    (1,090)
                                             ---------  ------------  ---------
AS AT 31 DECEMBER 2001                            (877)         (213)    (1,090)
Charge for the year                             (1,168)         (335)    (1,503)
                                             ---------  ------------  ---------
AS AT 31 DECEMBER 2002                          (2,045)         (548)    (2,593)
                                             =========  ============  =========

NET BOOK VALUE AT 31 DECEMBER 2002               9,630           ---      9,630
                                             =========  ============  =========
NET BOOK VALUE AT 31 DECEMBER 2001              10,798           ---     10,798
                                             =========  ============  =========
NET BOOK VALUE AT 31 DECEMBER 2000                 ---           ---        ---
                                             =========  ============  =========


Goodwill amortisation in respect of Phogen was [GBP]30,000 (2001: [GBP]2,000, 2000: [GBP]nil).

Reflecting the early stage of development of the products, which these licenses relate to, license fees paid in the periods have been fully written down.

11  TANGIBLE FIXED ASSETS

                                            Short   Fixtures,
                                        leasehold  fittings &
                                         property   equipment      Total
                                        [GBP]'000   [GBP]'000  [GBP]'000
COST
As at 1 January 2001                          464       2,140      2,604
Acquired                                      255         172        427
Transferred to current assets                 ---        (540)      (540)
                                        ---------  ----------  ---------
AS AT 31 DECEMBER 2000                        719       1,772      2,491
Additions                                   2,451         346      2,797
Acquisitions                                5,974       1,489      7,463
Disposals                                     ---         (32)       (32)
                                        ---------  ----------  ---------
AS AT 31 DECEMBER 2001                      9,144       3,575     12,719
Additions                                      38         611        649
Disposals                                     ---         (12)       (12)
                                        ---------  ----------  ---------
AS AT 31 DECEMBER 2002                      9,182       4,174     13,356
                                        =========  ==========  =========
DEPRECIATION
As at 1 January 2001                          400       1,876      2,276
Charge for the year                            43         169        212
Disposals                                     ---        (540)      (540)
                                        ---------  ----------  ---------
AT 31 DECEMBER 2000                           443       1,505      1,948
Charge for the year                           576         625      1,201
Disposals                                     ---         (16)       (16)
                                        ---------  ----------  ---------
AS AT 31 DECEMBER 2001                      1,019       2,114      3,133
Charge for the year                           249       1,229      1,478
Exceptional impairment charge (note 4)      3,265         ---      3,265
Disposals                                     ---         (12)       (12)
                                        ---------  ----------  ---------
AS AT 31 DECEMBER 2002                      4,553       3,331      7,864
                                        =========  ==========  =========
NET BOOK VALUE AT 31 DECEMBER 2002          4,629         843      5,492
                                        =========  ==========  =========
NET BOOK VALUE AT 31 DECEMBER 2001          8,125       1,461      9,586
                                        =========  ==========  =========
NET BOOK VALUE AT 31 DECEMBER 2000            276         267        543
                                        =========  ==========  =========


The cost of assets held for use in operating leases was [GBP]956,000 (2001:
[GBP]956,000, 2000: [GBP]nil) and the accumulated depreciation was [GBP]464,000 (2001: [GBP]75,000, 2000: [GBP]nil). The net book value of fixtures, fittings and equipment held under finance lease at 31 December was [GBP]20,000 (2001:
[GBP]39,000, 2000: [GBP]nil).

                                                     2000       2001       2002
CAPITAL COMMITMENTS                             [GBP]'000  [GBP]'000  [GBP]'000
Contracted for but not provided at 31 December      2,118         14         30
                                                =========  =========  =========



12  INVESTMENTS

                                          Year ended 31 December
                                         2000       2001       2002
Interest in joint venture           [GBP]'000  [GBP]'000  [GBP]'000
At 1 January
 --- net (liabilities)                    ---        ---        (62)
 --- goodwill                             ---        ---         30
                                    ---------  ---------  ---------
                                          ---        ---        (32)
                                    ---------  ---------  ---------
Additions
 --- net (liabilities)                    ---        (32)       ---
 --- goodwill                             ---         32        ---
Share of profit/(loss) retained           ---        (30)       159
                                    ---------  ---------  ---------
At 31 December
 --- net assets/(liabilities)             ---        (62)       127
 --- goodwill                             ---         30        ---
                                    ---------  ---------  ---------
                                          ---        (32)       127
                                    ---------  ---------  ---------
AGGREGATE AMORTISATION OF GOODWILL
At 1 January                              ---        ---         (2)
Charge for the year                       ---         (2)       (30)
                                    ---------  ---------  ---------
AT 31 DECEMBER                            ---         (2)       (32)
                                    ---------  ---------  ---------
NET BOOK VALUE AT 31 DECEMBER
 --- NET ASSETS/(LIABILITIES)             ---        (62)       127
 --- GOODWILL                             ---         30        ---
                                    ---------  ---------  ---------
                                          ---        (32)       127
                                    =========  =========  =========

JOINT VENTURE UNDERTAKING

The Group has a 45% interest in the ordinary shares and 50% of the voting rights of a joint venture company, Phogen Limited, whose accounting year end is 31 December and which is incorporated in England and Wales. The Group's share of the net assets of Phogen Limited at 31 December 2002 was [GBP]127,000 (2001: net liabilities [GBP]62,000). The remaining goodwill of [GBP]30,000 in respect of Phogen has been written off in the year.

The principal business of Phogen Limited is to develop and commercialise drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this programme is provided jointly by the Group and the other joint venture party.

SUBSIDIARY UNDERTAKINGS

                                Country (state) of
                                registration or     Nature of                                    Holding
Held directly                   incorporation       business   Class of share              2000     2001  2002

Xenova Limited                  England and Wales   Trading    Ordinary                    100%     100%  100%
Xenova Discovery Limited1       England and Wales   Dormant    Ordinary                    100%     100%  100%
Xenova UK Limited               England and Wales   Holding    Ordinary                    100%     100%  100%
Cantab Pharmaceuticals Ltd2     England and Wales   Holding    Ordinary                     ---     100%  100%
Oncocene Limited                England and Wales   Dormant    Ordinary                     ---      ---  100%

Held indirectly
MetaXen LLC                     United States of    Dormant    Class A preferred (voting)  100%     100%  100%
                                America (Delaware)             Class B (non voting)        100%     100%  100%
                                                               Class C (non voting)        100%     100%  100%
The Xenova Pension Trustee      England and Wales   Dormant    Ordinary                    100%     100%  100%
  Company Limited
Xenova Research Limited         England and Wales   Trading    Ordinary                     ---     100%  100%
(formerly: Cantab Pharmaceuticals Research Ltd)
Cantab Pharmaceuticals, Inc     United States of    Dormant    Ordinary                     ---     100%  100%
                                America (Delaware)


Notes:

1 Xenova Discovery Limited was trading until 2002, when it became dormant.

2 Cantab Pharmaceuticals Limited was transferred to limited company status from public limited company status during 2002.

The above subsidiaries, all of which are consolidated, operate principally in the countries of incorporation.

The shares in MetaXen and The Xenova Pension Trustee Company Limited are held by Xenova UK Limited.

The shares in Xenova Research Limited and Cantab Pharmaceuticals Inc are held by Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc).


13  DEBTORS

                                             2000       2001       2002
                                        [GBP]'000  [GBP]'000  [GBP]'000
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade debtors                                 ---         59        260
Amounts owed by joint ventures                ---        194         45
Other debtors                               1,349      2,806      2,289
Prepayments and accrued income                161      1,076        570
                                        ---------  ---------  ---------
                                            1,510      4,135      3,164
                                        =========  =========  =========


14  SHORT-TERM DEPOSITS AND INVESTMENTS

                           Pre -- FRS 18              Post -- FRS 18
                     -------------------------  -------------------------
                          2000            2001            2001       2002
                                (As published)  (As re-stated)
                     [GBP]'000       [GBP]'000       [GBP]'000  [GBP]'000
Investments              1,721           2,184           2,184        454
Short term deposits        ---             ---          12,843     16,131
                     ---------  --------------  --------------  ---------
                         1,721           2,184          15,027     16,585
                     =========  ==============  ==============  =========


In accordance with accepted industry practice, the Directors have changed the presentation of cash on deposit (short-term deposits) in the financial statements. Short-term deposits are now included in short-term deposits and investments in the balance sheet and as liquid resources in the cash flow statement. The effect of this change in presentation is to decrease cash at bank and in hand and increase short-term deposits and investments by [GBP]16,131,000 in 2002 and [GBP]12,843,000 in 2001 respectively.

Investments relate to the investment in Cubist Pharmaceuticals Inc.


15  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                            2000       2001       2002
                                       [GBP]'000  [GBP]'000  [GBP]'000
Finance lease obligations                    ---          4          3
Trade creditors                            1,069        751        698
Other tax and social security payable        111        271        195
Other creditors                              ---        330        278
Accruals and deferred income               1,210     17,064      9,934
                                       ---------  ---------  ---------
                                           2,390     18,420     11,108
                                       =========  =========  =========


Accruals and deferred income includes [GBP]5,727,000 (2001: [GBP]14,225,000, 2000: [GBP]nil) of deferred income.


16  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                          2000       2001       2002
                                     [GBP]'000  [GBP]'000  [GBP]'000
Finance lease obligations                  ---         10        ---
Other creditors                            ---        211        ---
                                     ---------  ---------  ---------
                                           ---        221        ---
                                     =========  =========  =========

17  OPERATING LEASES

The Group has commitments to make annual payments under non-cancellable operating leases, which expire as follows:

                                  2000                  2001                  2002
                              Short                 Short                 Short
                          leasehold             leasehold             leasehold
                           property      Other   property      Other   property      Other
                          [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
Within one year                  17         25        223         32        211         45

Within two to five years        190         36         13         97        165         28
After five years                349        ---      1,093        ---      1,093        ---
                          ---------  ---------  ---------  ---------  ---------  ---------
                                556         61      1,329        129      1,469         73
                          =========  =========  =========  =========  =========  =========


18  PROVISIONS FOR LIABILITIES AND CHARGES

                                                     Year ended 31 December
                                                     2000       2001       2002
National insurance on share options             [GBP]'000  [GBP]'000  [GBP]'000
At 1 January                                          ---         20         10
Charged/(released) during the year                     20        (10)         2
                                                ---------  ---------  ---------
AT 31 DECEMBER                                         20         10         12
                                                =========  =========  =========


The amount actually payable will depend on the number of options exercised. In accordance with the Urgent Issues Task Force Abstract 25 `National Insurance Contributions on Share Option Gains' the Group has provided for the employers' National Insurance payable on unapproved options granted after 5 April 1999 and exercisable between 18 August 2002 and 5 December 2012.


19  DEFERRED TAX

Unrecognised potential deferred tax assets are:

                                                     Year ended 31 December
                                                     2000       2001       2002
                                                [GBP]'000  [GBP]'000  [GBP]'000
Depreciation less than capital allowances            (515)    (1,204)    (1,156)
Trading losses                                     17,530     30,798     31,631
                                                ---------  ---------  ---------
AT 31 DECEMBER                                     17,015     29,594     30,475
                                                =========  =========  =========


20  PENSIONS

The Group operates a defined contribution fully insured pension scheme for employees. Assets of the scheme are held separately from those of the Company in independently administered funds. Contributions amounted to [GBP]510,000 (2001: [GBP]544,000, 2000: [GBP]182,000).


21  FINANCIAL INSTRUMENTS

The Group's financial instruments comprise cash and liquid resources and various items such as trade debtors and creditors that arise directly from its operations. The Group finances its operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from the Group's financial instruments is interest rate risk.

The Board has implemented policies for managing this risk. These policies are summarised as follows:

* The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID.

* All transactions are governed by Xenova's investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors which has established limits by transaction type and counter party.

* To minimise credit risk, investments can only comprise of bank and building society deposits, eurobonds, certificates of deposit, sterling commercial paper and UK government securities with institutions maintaining a minimum long term credit rating of A3 Moody's and or A- by Standard and Poor's. No transactions are of a speculative nature.

* Some licence agreements with partners provide for milestones to be payable in currencies other than sterling based on specified events. The Company has not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt. Some of these licence agreements also provide for collaborative research funding which does not represent a significant currency risk to the Company because the associated costs are refunded to the Company by the partner on a regular basis and then converted immediately into sterling.

Short-term debtors and creditors have been excluded from all but the currency disclosures below.

FINANCIAL ASSETS AND LIABILITIES

The Group has the following financial assets and liabilities in addition to short-term debtors and creditors:

CURRENT ASSET INVESTMENTS

As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 88,668 shares in Cubist Pharmaceuticals. At 31 December 2002 these shares had a book value of [GBP]454,000 (2001: [GBP]2,184,000, 2000:
[GBP]1,721,000). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

CASH AT BANK AND SHORT TERM DEPOSITS

The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. At 31 December 2002 the Group held cash at bank of [GBP]2,632,000 (2001: [GBP]8,973,000, 2000: [GBP]10,512,000)
and which earned interest, in line with LIBID, at a weighted average rate of 3.34% (2001: 4.41%, 2000: 5.94%). All cash and short term investments have maturity dates within 3 months of the year end and are held with institutions maintaining a minimum long term credit rating of A3 by Moody's and/or A- by Standard and Poors. The majority of floating interest rates obtained are set relative to LIBOR.

The cash and short-term deposits are split between fixed and floating instruments as below:

                                    Pre -- FRS 18                              Post -- FRS 18
                     ------------------------------------------  ------------------------------------------
                             2000                  2001                  2001                  2002
                                              (As published)        (As re-stated)
                         Fixed   Floating      Fixed   Floating      Fixed   Floating      Fixed   Floating
                     [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
Cash at bank             8,000      2,512     13,491      8,325        ---      8,973        ---      2,632
Short term deposits        ---        ---        ---        ---     12,843        ---     16,131        ---


The weighted average interest rate of the fixed interest deposits is 3.95% and the weighted average period for which interest is fixed is 1.6 months (2001:
4.1% for 2.2 months).

FINANCIAL LIABILITIES

The Group has no financial liabilities other than the short-term creditors, a single finance lease and the provision set out below. The short-term creditors are interest free. The finance lease held by the Group is not material for disclosure.

As at 31 December 2002 the Group held a provision of [GBP]12,000 (2001:
[GBP]10,000, 2000: [GBP]20,000) in respect of National Insurance (note 18). This provision is a financial liability on which no interest is paid.

CURRENCY EXPOSURES

Other than licensing deals, the Group does not undertake significant transactions in a currency other than its functional currency.

The table below shows the extent to which the Group companies have monetary assets and liabilities in currencies other than their functional currency. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

                                                         US Dollars      Other      Total
                                                          [GBP]'000  [GBP]'000  [GBP]'000
2002: FUNCTIONAL CURRENCY OF GROUP OPERATIONS
Sterling                                                        168        ---        168
                                                         ==========  =========  =========
2001: FUNCTIONAL CURRENCY OF GROUP OPERATIONS
Sterling                                                      7,845        ---      7,845
                                                         ==========  =========  =========
2000: FUNCTIONAL CURRENCY OF GROUP OPERATIONS
Sterling                                                         13        (17)        (4)
                                                         ==========  =========  =========


FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

For all financial instruments the book values and fair values at 31 December 2002, 2001 and 2000 were not materially different.

22  SHARE CAPITAL

                              2000                    2001                    2002
                          Number  [GBP]'000       Number  [GBP]'000       Number  [GBP]'000
AUTHORISED:
Ordinary shares of
  10p each           100,000,000     10,000  200,000,000     20,000  300,000,000     30,000
                     ===========  =========  ===========  =========  ===========  =========
ALLOTTED, CALLED UP
  AND FULLY PAID:
Ordinary shares of
  10p each            69,242,577      6,924  139,041,756     13,904  172,767,353     17,277
                     ===========  =========  ===========  =========  ===========  =========


In 2001, 69,788,451 shares were issued in respect of the acquisition of Cantab Pharmaceuticals plc and a further 10,728 in respect of warrants and share options, for which consideration of [GBP]9,000 was received.

In 2002, the authorised share capital of the company was increased by 100,000,000 ordinary shares of 10p each. 33,710,703 ordinary shares of 10p each were issued in respect of a rights issue and a further 14,894 in respect of share options, for which cash consideration of [GBP]10,954,000 was received.

23  SHARE OPTIONS AND WARRANTS

XENOVA SHARE OPTIONS

Share options are offered to all employees to provide further incentives for them to contribute to the success of the Group. The Group has three established share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 2000, 2001 and 2002 were issued under the 1996 Scheme. The 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of [GBP]30,000, a further three year vesting period for options up to the value of four times relevant emoluments, and a `super-option' part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.

DEFERRED SHARE BONUS PLAN

At the Annual General Meeting in 1999, shareholders approved the Xenova Deferred Share Bonus Plan. The scheme allows participants to purchase shares with their annual bonus against which the Company may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performance that determines what proportion of the award shall be exercisable.

Charges to the profit and loss account of [GBP]36,000 (2001: [GBP]44,000, 2000:
[GBP]27,000) have been made in respect of future share award costs. In making these charges, it has been assumed that the maximum performance criteria will be met.

In any ten year period not more than 10% of the equity capital of the Company may be allocated under all of the share options schemes, of which not more than 5% of the equity capital of the Company may be allocated under the 1996 scheme, other than by way of super-options.

At 31 December 2002, 8,176,383 options to subscribe for Ordinary shares of the Company were outstanding, as follows:

Number     Exercise price per share  Exercise period
6,007      650 pence                 1 May 1996 -- 30 April 2003
1,950      650 pence                 1 May 1996 -- 30 April 2003
15,562     674 pence                 18 September 1996 -- 17 September 2003
2,500      812 pence                 28 February 1997 -- 27 February 2004
43,700     335 pence                 23 December 1997 -- 22 December 2004
62,995     234 pence                 9 August 1998 -- 8 August 2005
5,950      272 pence                 4 October 1999 -- 3 October 2006
40,000     272 pence                 4 October 1999 -- 3 October 2006
92,788     208 pence                 13 March 2001 -- 12 March 2008
8,875      338 pence                 23 June 2000 -- 22 June 2007
64,562     338 pence                 23 June 2002 -- 22 June 2007
14,423     208 pence                 13 March 2001 -- 12 March 2008
14,000     45 pence                  18 November 2001 -- 17 November 2008
160,000    32 pence                  15 December 2001 -- 14 December 2008
102,298    82 pence                  1 September 2002 -- 28 February 2003
40,000     32 pence                  15 December 2003 -- 14 December 2008
25,640     117 pence                 27 May 2002 -- 26 May 2009
74,360     117 pence                 27 May 2002 -- 26 May 2009
37,000     88 pence                  17 August 2002 -- 16 August 2009
185,000    88 pence                  17 August 2001 -- 16 August 2009
111,663    10 pence                  13 July 2003 -- 12 July 2010
533,580    10 pence                  18 October 2004 -- 17 October 2011
10,000     72 pence                  17 November 2002 -- 16 November 2009
61,594     87 pence                  20 December 2002 -- 19 December 2009
189,406    87 pence                  20 December 2002 -- 19 December 2009
253,000    77 pence                  13 July 2005 -- 12 July 2010
8,000      335 pence                 9 August 2000 -- 23 December 2012
67,027     111 pence                 18 December 2003 -- 17 December 2012
193,973    111 pence                 18 December 2003 -- 17 December 2012
129,915    92 pence                  1 December 2003 -- 31 May 2005
601,927    48 pence                  11 July 2004 -- 10 July 2011
34,390     48 pence                  11 July 2004 -- 10 July 2011
91,800     48 pence                  11 July 2006 -- 10 July 2011
62,500     48 pence                  16 August 2004 -- 15 August 2011
437,300    48 pence                  16 August 2004 -- 15 August 2011
292,400    48 pence                  16 August 2006 -- 15 August 2011
170,100    41 pence                  18 December 2004 -- 17 December 2011
387,900    41 pence                  18 December 2004 -- 17 December 2011
155,400    41 pence                  18 December 2006 -- 17 December 2011
635,637    49 pence                  1 June 2005 -- 30 November 2005
294,325    50 pence                  20 June 2005 -- 19 June 2012
33,860     50 pence                  20 June 2005 -- 19 June 2012
16,750     50 pence                  20 June 2007 -- 19 June 2012
66,255     49 pence                  1 September 2005 -- 28 February 2006
32,500     38 pence                  12 September 2005 -- 11 September 2012
167,500    38 pence                  12 September 2005 -- 11 September 2012
60,000     38 pence                  12 September 2007 -- 11 September 2012
415,071    10 pence                  28 October 2005 -- 27 October 2012
1,305      31 pence                  6 December 2005 -- 5 December 2012

                                       76


Number     Exercise price per share  Exercise period

1,236,195  31 pence                  6 December 2005 -- 5 December 2012
427,500    31 pence                  6 December 2007 -- 5 December 2012


At 31 December 2002, there were a further 9,548,307 shares available for grant under options.

At 31 December 2001, 5,143,023 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:

Number     Exercise price per share  Exercise period
39,481     584 pence                 26 May 1995 -- 25 May 2002
7,957      650 pence                 1 May 1996 -- 30 April 2003
15,562     674 pence                 18 September 1996 -- 17 September 2003
2,500      812 pence                 28 February 1997 -- 27 February 2004
43,700     335 pence                 23 December 1997 -- 22 December 2004
62,995     234 pence                 9 August 1998 -- 8 August 2005
45,950     272 pence                 4 October 1999 -- 3 October 2006
93,437     338 pence                 23 June 2000 -- 22 June 2007
175,429    338 pence                 23 June 2002 -- 22 June 2007
107,211    208 pence                 13 March 2001 -- 12 March 2008
14,000     45 pence                  18 November 2001 -- 17 November 2008
160,000    32 pence                  15 December 2001 -- 14 December 2008
40,000     32 pence                  15 December 2003 -- 14 December 2008
16,000     105 pence                 5 May 2002 -- 4 May 2009
100,000    117 pence                 27 May 2002 -- 26 May 2009
222,000    88 pence                  1 September 2000 -- 16 August 2009
60,218     10 pence                  18 August 2002 -- 17 August 2009
111,663    10 pence                  13 July 2003 -- 12 July 2010
533,580    10 pence                  18 October 2004 -- 17 October 2011
10,000     72 pence                  17 November 2002 -- 16 November 2009
249,000    87 pence                  20 December 2002 -- 19 December 2009
102,298    82 pence                  1 September 2002 -- 28 February 2003
253,000    77 pence                  13 July 2005 -- 12 July 2010
8,000      335 pence                 9 August 2000 -- 23 December 2012
261,000    111 pence                 18 December 2003 -- 17 December 2012
129,915    92 pence                  1 December 2003 -- 31 May 2005
686,077    48 pence                  11 July 2004 -- 10 July 2011
91,800     48 pence                  11 July 2006 -- 10 July 2011
499,800    48 pence                  16 August 2004 -- 15 August 2011
292,400    48 pence                  16 August 2006 -- 15 August 2011
552,650    41 pence                  18 December 2004 -- 17 December 2011
155,400    41 pence                  18 December 2006 -- 17 December 2011


At 31 December 2001 there were a further 8,761,642 shares available for grant under options.

At 31 December 2000, 2,807,605 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:

Number     Exercise price per share  Exercise period
100,511    436 pence                 22 August 1994 -- 11 September 2001
39,481     584 pence                 1 March 1993 -- 25 November 2002
7,957      650 pence                 31 March 1996 -- 1 May 2003
34,894     674 pence                 18 September 1996 -- 18 September 2003
2,500      812 pence                 28 February 1997 -- 28 February 2004
74,494     335 pence                 23 December 1997 -- 23 December 2004
62,995     234 pence                 9 August 1998 -- 9 August 2005
87,550     272 pence                 14 March 1998 -- 4 October 2006
382,987    338 pence                 23 June 2000 -- 23 June 2007
15,142     206 pence                 1 November 2000 -- 1 May 2001
200,000    208 pence                 13 March 2001 -- 13 March 2008
14,000     45 pence                  1 September 2000 -- 18 November 2008
210,000    32 pence                  15 December 2001 -- 15 December 2008
16,000     105 pence                 5 May 2002 -- 4 May 2009
100,000    117 pence                 27 May 2002 -- 26 May 2009

                                       77


Number     Exercise price per share                         Exercise period

244,500                    88 pence      1 September 2000 -- 16 August 2009
171,881                    10 pence          18 August 2002 -- 12 July 2010
10,000                     72 pence    17 November 2002 -- 16 November 2009
270,000                    87 pence    20 December 2002 -- 19 December 2009
102,298                    82 pence    1 September 2002 -- 28 February 2003
253,000                    77 pence            13 July 2005 -- 12 July 2010
8,000                     335 pence       9 August 2000 -- 23 December 2012
269,500                   111 pence    18 December 2003 -- 17 December 2012
129,915                    92 pence         1 December 2003  -- 31 May 2005


At 31 December 2000 there were a further 1,078,406 share available for grant under options.

METAXEN WARRANTS

Warrants over MetaXen Class E preferred shares which are convertible into warrants over shares of Xenova under certain circumstances, were outstanding as follows:

Number     Exercise price per share  Exercise period
14,516     $7.75                     5 November 2002 -- 1 July 2007


The maximum number of shares in Xenova that may be issued is 14,516.


24  RESERVES AND RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                    Share                                              Total
                         Share    premium     Merger      Other    Profit and  shareholders'
                       capital    account    reserve    reserve  loss account          funds
                     [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000     [GBP]'000      [GBP]'000
At 1 January 2000        5,463     66,762        ---     17,902       (78,507)        11,620
Allotment of shares      1,461      8,791        ---        ---           ---         10,252
Expense on issue of
  shares                   ---       (772)       ---        ---           ---           (772)
Shares to be issued        ---        ---        ---        ---            27             27
Loss for the year          ---        ---        ---        ---        (9,305)        (9,305)
Exchange movement          ---        ---        ---        ---            54             54
                     ---------  ---------  ---------  ---------  ------------  -------------
AT 31 DECEMBER 2000      6,924     74,781        ---     17,902       (87,731)        11,876
Allotment of shares          1          8        ---        ---           ---              9
Issue of shares in
  respect of
  acquisition            6,979        ---     27,218        ---           ---         34,197
Expense on issue of
  shares                   ---       (919)       ---        ---           ---           (919)
Shares to be issued
  (see note 23)            ---        ---        ---        ---            44             44
Loss for the year          ---        ---        ---        ---       (15,371)       (15,371)
                     ---------  ---------  ---------  ---------  ------------  -------------
AT 31 DECEMBER 2001     13,904     73,870     27,218     17,902      (103,058)        29,836

Allotment of shares          2          2        ---        ---           ---              4
Issue of shares in
  respect of rights
  issue                  3,371      7,583        ---        ---           ---         10,954
Expense on issue of
  shares                   ---     (1,117)       ---        ---           ---         (1,117)
Credit for share
  options and
  deferred bonus
  share awards (see
  note 23)                 ---        ---        ---        ---            36             36
Loss for the year          ---        ---        ---        ---       (13,202)       (13,202)
Exchange movement          ---        ---        ---        ---            (1)            (1)
                     ---------  ---------  ---------  ---------  ------------  -------------
AT 31 DECEMBER 2002     17,277     80,338     27,218     17,902      (116,225)        26,510
                     =========  =========  =========  =========  ============  =============

The merger reserve arises on the issue of shares to acquire Cantab Pharmaceuticals plc.


25  CASH FLOW STATEMENT

                                                                   Year ended 31 December
                                                                   2000       2001       2002
RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM
  OPERATING ACTIVITIES                                        [GBP]'000  [GBP]'000  [GBP]'000
Operating loss                                                   (9,377)   (18,352)   (14,278)
Depreciation                                                        212      1,201      1,478
Amortisation                                                        ---        879      1,168
Exceptional impairment of tangible fixed assets                     ---        ---      3,265
Net loss on disposal of tangible fixed assets                       ---         16        ---
Long term incentive scheme                                           27         44         36
Increase/(decrease) in provision for liabilities and charges         20        (10)         2
Decrease/(increase) in debtors                                     (253)       734        711
(Decrease)/increase in creditors                                     17     (2,573)       975
Increase/(decrease) in deferred income                              ---     14,225     (8,498)
                                                              ---------  ---------  ---------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                       (9,354)    (3,836)   (15,141)
                                                              =========  =========  =========


In 2001, cash flow in respect of exceptional reorganisation costs was [GBP]1,035,000.

                                       Cash at                  Current
                                      bank and  Short term        asset    Finance
                                       in hand    deposits  investments     leases      Total
Analysis of net funds                [GBP]'000   [GBP]'000    [GBP]'000  [GBP]'000  [GBP]'000
At 1 January 2000                        9,567         ---          514        ---     10,081
Cash flow                                  943         ---         (514)       ---        429
Other non cash                             ---         ---        1,721        ---      1,721
Exchange movement                            2         ---          ---        ---          2
                                     ---------  ----------  -----------  ---------  ---------
AT 31 DECEMBER 2000                     10,512         ---        1,721        ---     12,233
Cash flow                               11,302         ---          ---         87     11,389
Other non cash                             ---         ---          463       (101)       362
Exchange movement                            2         ---          ---        ---          2
                                     ---------  ----------  -----------  ---------  ---------
AT 31 DECEMBER 2001 PRE-FRS18
(AS PUBLISHED)                          21,816         ---        2,184        (14)    23,986
Restatement of cash assets to short
term deposits                          (12,843)     12,843          ---        ---        ---
                                     ---------  ----------  -----------  ---------  ---------
At 31 December 2001 post-FRS18
(As re-stated)                           8,973      12,843        2,184        (14)    23,986
Cash flow                               (6,341)      3,288          ---         11     (3,042)
Other non cash                             ---         ---       (1,730)       ---     (1,730)
                                     ---------  ----------  -----------  ---------  ---------
AT 31 DECEMBER 2002                      2,632      16,131          454         (3)    19,214
                                     =========  ==========  ===========  =========  =========


26  RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH GROUP COMPANIES

The company has taken advantage of the exemption available to parent companies under FRS 8 `Related Party Disclosures' not to disclose transactions and balances between Group companies, which have been eliminated on consolidation.

Phogen Limited is a related party of the Group as Xenova Research Limited, the company's wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited.

The Group recharged expenses of [GBP]185,000 (2001: [GBP]126,000, 2000:
[GBP]nil) to Phogen Limited. The amounts outstanding due to the Group at 31 December 2002 were [GBP]51,000 (2001: [GBP]194,000, 2000: [GBP]nil).

There were no material transactions with other related parties during the periods.


27  SUBSEQUENT EVENTS

On 15 January 2003, the Group announced that it had reached agreement with Immulogic Pharmaceutical Corporation Liquidating Trust under which Xenova has bought out the remaining Immulogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC, for [GBP]0.6m.

In order to fund the buyout of Immulogic's interests, Xenova has raised [GBP]0.7m, before expenses, through placing for cash 1,766,235 New Ordinary Shares of 10 pence each. The new shares, which represent approximately 1.02 per cent of the Company's issued share capital prior to the placing, were placed by Nomura International plc at a price of 38.5 pence per share. Following this transaction, the total number of shares in issue was 174.5 million.

  SECTION B: UNAUDITED INTERIM STATEMENT OF RESULTS OF THE XENOVA GROUP FOR THE
                          SIX MONTHS ENDED 30 JUNE 2003

The following is the full text of the unaudited interim statement of results of Xenova announced on 14 August 2003.


"CHAIRMAN'S STATEMENT

Our clinical portfolio now includes three Phase II and five Phase I drug candidates, plus an animal disease product in the equivalent of Phase I trials. Following the termination of the Phase III studies of tariquidar, we have implemented an R&D reorganisation, which included both headcount reduction and programme prioritisation. As a result, Xenova will going forward, focus on its key later stage clinical development programmes. As already announced, these changes, mainly affecting the research functions in Cambridge and Slough, will result in a headcount of 66 (down from 107) by the end of Q3.

Whilst revenue in the period to 30 June 2003 fell to [GBP]4.2m ($6.9m) from [GBP]6.8m ($11.2m) in the same half in 2002, net operating expenses (excluding exceptional costs and goodwill amortisation) were reduced to [GBP]10m ($16.4m) from [GBP]10.4m ($17.2m) reflecting the initial savings from our re-organisation activity announced in Q4 2002.


PRODUCT PIPELINE UPDATE -- CLINICAL TRIALS

CANCER -- TARIQUIDAR MULTI-DRUG RESISTANCE (MDR) PROGRAMME

In June 2002, tariquidar entered two pivotal Phase III clinical trials as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. The double-blind, randomised, placebo-controlled trials were being carried out by Xenova's development partner QLT Inc. on patients with stage IIIb/IV NSCLC at centres located throughout North America and Europe. Tariquidar was granted fast track status by the US Food and Drug Administration (FDA) in October 2002.

On 21 February 2003, QLT announced that enrolment of additional patients in the ongoing Phase III studies of tariquidar was being suspended pending the completion of the planned interim safety and efficacy analysis by an independent Data and Safety Monitoring Committee (DSMC). On 12 May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the DSMC, which had just completed the unblinded interim review of the data for the two ongoing trials. This recommendation was immediately implemented and Phase III trials stopped. At the time of the announcement it was stated that a detailed review of the unblinded clinical data on the patients in the Phase III trials would occur, and that decisions concerning the further development of tariquidar in oncology would be made by QLT Inc and Xenova following this review. The evaluation is continuing and the analysis of P-glycoprotein expression in the lung cancer studies is still pending.

Data from the 304 patients already enrolled in this study represent the largest collection of efficacy and safety data from a randomised, placebo-controlled study of a third generation P-gp inhibitor, and may offer valuable insight into the potential for tariquidar in NSCLC or other indications.

On 23 July 2003, QLT announced that enrolment in the Phase IIb trial for patients with chemo-refractory breast cancer, which is being carried out at the MD Anderson Centre, Texas, had been sufficiently completed on 17 patients. Preliminary data on the first 11 patients was presented in a poster at this year's ASCO meeting. To date, one patient has experienced a partial response after tariquidar was used as an adjunctive treatment to the chemotherapy to which the patient had not been previously responding. In addition to the partial response, three patients have shown stable disease after the second cycle of treatment and one continues to be stable at the end of cycle four. QLT will not be enrolling new patients in this trial.

CANCER -- THERAPEUTIC VACCINES

Xenova continues to progress its development of therapeutic vaccines for cancer. On 14 April 2003, the Company announced the results of an open label, physician-sponsored Phase II `prime-boost' study, targeting the treatment of human papillomavirus (HPV) associated ano-genital intraepithelial neoplasia
(AGIN) using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines.

TA-HPV is an immunotherapeutic vaccine, which is being developed for use alongside surgery in the treatment of cervical cancer and for the treatment of high-grade AGIN. TA-CIN is a recombinant fusion protein, designed as a treatment for women with cervical dysplasia. Pre-clinical studies, conducted by Xenova in conjunction with scientists at Leiden University Medical Centre, The Netherlands, demonstrated that use of TA-CIN together with TA-HPV resulted in an immune response that was significantly greater than that observed with either product alone.

The Phase II `prime-boost' study began in October 2001, and was carried out on 29 patients at three centres in the UK. The results of this study indicated that a prime boost strategy, using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines, was both safe and well tolerated and demonstrated clear clinical responses, even in women with long-standing disease. Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response (confirmed by histological examination and viral clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients (19%) were HPV16 negative at the end of the study. Assessment of clinical and immunological responses is ongoing and additional follow-up visits are planned to see whether patients with a partial response go on to complete response. The responses seen during the initial stages of the immunisation regimen were particularly encouraging, and indicated that further development is warranted.

CANCER -- NOVEL DNA TARGETING AGENTS

Xenova is also making strong progress with its Novel DNA Targeting agents, which have been developed for the treatment of solid tumours. On 3 July 2003, Xenova announced the start of a Phase I clinical trial of XR5944, the second of three novel DNA targeting agents that are the subject of a licence agreement with Millennium Pharmaceuticals Inc. The first of these compounds XR11576, entered Phase I clinical trials in February 2002. The third, XR11612 is still in preclinical development.

The XR5944 Phase I clinical trial is an open label, dose-escalation study in adult patients with advanced solid tumours to evaluate the safety and tolerability, as well as pharmacokinetic properties of XR5944. The study is being conducted at three centres in the United Kingdom and will include approximately 40 patients.

In preclinical studies, XR5944 has demonstrated a high level of anti-tumour activity, both in vitro and in vivo, against a number of human tumour models. In human tumour xenograft models, treatment with XR5944 caused both partial and complete regression of large established tumours. Recent data published in the Proceedings for the 2003 Annual Meeting of the American Association for Cancer Research, suggest that XR5944 acts through a novel mechanism of action distinct from other current cytotoxic agents. Further exploration into the mechanism of action of XR5944 is ongoing.

VACCINES OF ADDICTION

On 15 January 2003, Xenova announced that it had reached an agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") to buy out all remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC. Under the terms of the agreement, ImmuLogic waived the rights to all future payments from Xenova relating to the two vaccine programmes in return for a payment of US$1m. In order to fund the buyout of ImmuLogic's interests, Xenova raised [GBP]680,000 (before expenses) through the placing for cash of 1,766,235 new ordinary shares of 10 pence each.

TA-CD represents a completely new approach to the treatment of cocaine addiction by way of immune intervention and it is intended for use alongside a behavioural therapy programme in patients who are trying actively to overcome their cocaine addiction.

The objective of vaccination with TA-CD is to reduce the euphoria obtained by the individual, thus diminishing the reinforcing effects of cocaine and increasing the likelihood of a successful attempt to quit. Currently, there is no effective pharmacotherapy available for the approximately 900,000 individuals in the USA each year who seek medical help with respect to their cocaine addiction.

The start of a Phase IIa cocaine administration trial was announced on 14 April 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration. Cocaine-dependent volunteers, specifically selected from those not seeking to quit, undergo psychological and physiological assessments whilst cocaine is administered under laboratory conditions. The effect of TA-CD is determined by comparing findings from before and after a four-dose immunisation course.

The results of a second Phase IIa dose escalation trial were reported on 17 June 2003. This study, which started in April 2002, was designed to evaluate the safety and immunogenicity of TA-CD using 4 or 5 dose vaccination schedules. The trial involved the enrolment of 13 subjects, all of whom were cocaine abusers seeking help with their addiction at the start of the trial. Patients were treated with up to five injections of the vaccine over a twelve week period using doses up to 360 ug each. Of the thirteen enrolled, twelve subjects completed the 12 month evaluation period to assess safety, immune response and cocaine usage.

As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

The TA-CD investigations were funded in part by the National Institute on Drug Abuse (NIDA) who recognises cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this program.

OTHER PROGRAMMES

Research and development continued throughout this half year for the Group's other programmes. However, the R&D reorganisation that followed the termination of the Phase III clinical trials of tariquidar has included a head-count reduction and programme prioritisation and means that Xenova will, going forward, focus on its key clinical development programmes.

CONTRACT MANUFACTURE

On 5 June 2003, Xenova announced the signing of a two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S (CSE: PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. Manufacture will take place at Xenova's Clinical Trial Manufacturing Facility in Cambridge.

The HER-2 protein is commonly found in association with several cancers, such as breast cancer. Pharmexa has developed the AutoVacTM Protein technology to raise a highly specific controllable antibody based immune response against this and other self-proteins. Pre-clinical studies indicate that AutoVac[TM] vaccination against the HER-2 protein may be an effective therapy against breast cancer.

Xenova has already supplied Pharmexa with clinical trial material under a previous agreement. Under this new agreement, additional supplies of the vaccine will be manufactured by Xenova for Pharmexa's Phase II clinical trials scheduled to begin in 2004.


CHANGES TO THE XENOVA BOARD

On 13 August 2003, Research Director and Chief Scientific Officer Michael Moore, and Medical Director, John St Clair Roberts resigned from the Company and the Xenova Board. Dr Moore will be taking up a position as CEO of a new enterprise, whilst Dr St Clair Roberts will be joining Microscience as Medical Director.

The Board wishes Michael and John every success in the future and thanks them both for the considerable contributions they have made to Xenova.


FINANCIAL SUMMARY

OPERATING PERFORMANCE

In the six months to 30 June 2003, Xenova's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were [GBP]4.2m ($6.9m) (2002: [GBP]6.8m ($11.2m)).

In accordance with Xenova's revenue recognition policy, of the [GBP]6.9m ($11.4m) received from QLT in 2001 as part of the tariquidar licensing agreement, [GBP]1.0m ($1.7m) was included in the six months to 30 June 2003, with a further [GBP]2.8m ($4.7m) being deferred to future periods. Following the payment of the first milestone of [GBP]0.7m ($1.2m) in the period, in respect of the OX40 program with Genentech, [GBP]0.5m ($0.8m) (2002: [GBP]0.3m ($0.5m)) of the total upfront licence fee and milestone of [GBP]3.5m ($5.8m) has been recognised in this half year, with a further [GBP]2.1m ($3.5m) being deferred to future periods. Contract development revenue of [GBP]2.1m ($3.5m) (2002: [GBP]nil) was recognised in the half year in respect of the ongoing Millennium collaboration on the novel DNA targeting agents. Other revenue included [GBP]0.6m ($0.9m) (2002: [GBP]0.4m ($0.7m)) in respect of ongoing contract vaccine manufacturing.

Net operating expenses in the period to 30 June 2003 were [GBP]12.6m ($20.7m). Excluding the exceptional reorganisation costs of [GBP]2.0m ($3.4m), the net operating expenses in the period to 30 June 2003 of [GBP]10.6m ($17.4m) fell slightly compared to the same period in 2002 ([GBP]11.0m ($18.1m)). This was as a result of the initial cost savings from the reorganisation announced at the end of 2002.

Total research and development expenditure for the six months to 30 June 2003 was [GBP]8.1m ($13.4m), broadly in line with the same period in 2002 ([GBP]8.4m ($13.9m)). The development costs under the Millennium licence agreement of [GBP]2.1m ($3.5m) have been recovered. Other expenditure was incurred in respect of the Vaccines of Addiction programme; including the completion of a Phase II dose escalation study with TA-CD, the start of a Phase IIa cocaine administration trial with TA-CD, and completion of a Phase I study in TA-NIC.

Total administrative expenditure for the six months to 30 June 2003 of [GBP]4.7m ($7.7m) (2002: [GBP]2.8m ($4.7m)) included [GBP]2.0m ($3.4m) in respect of exceptional reorganisation costs and [GBP]0.6m ($1.0m) in respect of goodwill amortisation. Administrative expenses, excluding both exceptional reorganisation expenses and the amortisation of goodwill, were [GBP]2.0m ($3.4m) which reflected cost savings made since 2002 (2002: [GBP]2.3m ($3.7m)). The subletting of excess facility space further reduced net expenses in the period by [GBP]0.2m ($0.3m) (2002: [GBP]0.3m ($0.5m)).

Of the total administrative expenses for the six months to 30 June 2003 amounting to [GBP]4.7m ($7.7m), [GBP]0.6m ($1.0m) relates to the amortisation, over a 10-year period, of the goodwill in respect of the acquisition of Cantab Pharmaceuticals plc in 2001.

Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a further cost saving re-organisation, which included a headcount reduction and project prioritisation.

Included in administrative expenses, within exceptional re-organisation costs, is [GBP]2.0m ($3.3m) (2002: [GBP]nil) in respect of severance payments and a vacant leasehold provision. As a result of the above re-organisation, surplus facilities have become available at the main Cambridge site. The Group is currently in confidential negotiations to sublet or surrender the remaining 20 year lease on this property. The charge made reflects a vacant leasehold provision which has been calculated based upon management's expectations of future subletting opportunities and surrender payments, discounted at a rate of 4% per annum.

Cash outflow before financing and movements in liquid resources in the six months to 30 June 2003 of [GBP]9.9m ($16.4m) has increased from 2002 ([GBP]7.3m ($12.0m)) primarily due to severance payments made in 2003 in respect of both 2002 and 2003 re-organisations of [GBP]1.0m ($1.7m), the [GBP]0.7m ($1.2m) payment made to buyout the residual ImmuLogic interests in respect of the TA-NIC and TA-CD programs and the payment of expenses in respect of the novel DNA targeting programme of [GBP]1.0m ($1.7m) for which the cash was already received from Millennium in December 2002.

The company continues to explore licensing opportunities to maximise value for shareholders and reduce cash outflow.

The net loss per share in the six months to 30 June 2003 was 4.5p (2002: 3.3p).

TREASURY

Cash, short-term deposits and investments at 30 June 2003 totalled [GBP]10.1m ($16.6m) (2002: [GBP]15.1m ($24.9m)). Of this balance, cash was [GBP]0.4m
($0.7m) and short-term deposits and investments were [GBP]9.7m ($15.9m) at 30 June 2003 (2002: cash [GBP]2.4m ($4.0m), short-term deposits and investments [GBP]12.7m ($20.9m)).

Included in short-term deposits and investments is an investment in Cubist Pharmaceuticals Inc., which at 30 June 2003 is valued at [GBP]0.6m ($1.0m) (2002: [GBP]0.5m ($0.8m)).

SHARE CAPITAL

The number of shares in issue stood at 174.5 million as at 30 June 2003 (2002:
139.1 million).

The Directors do not propose an interim dividend for 2003 (2002: nil).

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2003

                                                                                    Unaudited      Audited
                                                  Unaudited Six  Unaudited Six     Six months   Year ended
                                                   months ended   months ended  ended 30 June  31 December
                                                   30 June 2003   30 June 2003           2002         2002
                                           Notes           $000       [GBP]000       [GBP]000     [GBP]000
TURNOVER (INCLUDING SHARE OF JOINT
  VENTURE)                                                6,861          4,158          6,914       12,701
 Less: share of joint venture revenue                        (8)            (5)          (151)        (457)
                                                  -------------  -------------  -------------  -----------
TURNOVER                                                  6,853          4,153          6,763       12,244
OPERATING EXPENSES
Research and development costs                          (13,373)        (8,104)        (8,424)     (17,657)
                                                  ---------------------------------------------------------
Administrative expenses                                  (3,356)        (2,034)        (2,255)      (4,339)
Administrative expenses: exceptional
  reorganisation costs                         2         (3,360)        (2,036)           ---       (3,821)
Administrative expenses: amortisation
  of goodwill                                              (964)          (584)          (586)      (1,168)
                                                  ---------------------------------------------------------
TOTAL ADMINISTRATIVE EXPENSES                            (7,680)        (4,654)        (2,841)      (9,328)
Other operating income                                      327            198            273          463
                                                  -------------  -------------  -------------  -----------
TOTAL NET OPERATING EXPENSES                            (20,726)       (12,560)       (10,992)     (26,522)
                                                  -------------  -------------  -------------  -----------
GROUP OPERATING LOSS                                    (13,873)        (8,407)        (4,229)     (14,278)
Share of operating (loss)/profit of joint
  venture                                                  (188)          (114)            35          169
                                                  -------------  -------------  -------------  -----------
TOTAL OPERATING LOSS: GROUP AND SHARE
  OF JOINT VENTURE                                      (14,061)        (8,521)        (4,194)     (14,109)

                                                  -------------  -------------  -------------  -----------
Interest (net)                                              433            262            332          615
Share of interest of joint venture                            5              3              5           11
Amounts written back/(off) on
  investments                                  3            207            126         (1,637)      (1,730)
                                                  -------------  -------------  -------------  -----------
LOSS ON ORDINARY ACTIVITIES BEFORE
  TAXATION                                              (13,416)        (8,130)        (5,494)     (15,213)
Tax on loss on ordinary activities             4            506            307            871        2,011
                                                  -------------  -------------  -------------  -----------
LOSS ON ORDINARY ACTIVITIES AFTER
  TAXATION                                     5        (12,910)        (7,823)        (4,623)     (13,202)
                                                  =============  =============  =============  ===========
Loss per share (basic and diluted)                         (7.4c)         (4.5p)         (3.3p)       (9.0p)
                                                  -------------  -------------  -------------  -----------
Shares used in computing net loss per
  share (thousands)                                     174,534        174,534        139,057      147,484
                                                  -------------  -------------  -------------  -----------


US Dollar amounts have been translated at the closing rate on 30 June 2003 ([GBP]1.00: $1.6502) solely for information.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2003

                                                  Unaudited   Unaudited   Unaudited      Audited
                                                 Six months  Six months  Six months   Year ended
                                                   ended 30    ended 30    ended 30  31 December
                                                  June 2003   June 2003   June 2002         2002
                                                       $000    [GBP]000    [GBP]000     [GBP]000


Loss attributable to Xenova Group Plc               (12,738)     (7,719)     (4,663)     (13,361)
(Loss)/profit attributable to joint venture            (172)       (104)         40          159
                                                 ----------  ----------  ----------  -----------
                                                    (12,910)     (7,823)     (4,623)     (13,202)
Translation difference                                   (3)         (2)         (1)          (1)
                                                 ----------  ----------  ----------  -----------
TOTAL RECOGNISED GAINS AND LOSSES IN THE PERIOD     (12,913)     (7,825)     (4,624)     (13,203)
                                                 ==========  ==========  ==========  ===========


US Dollar amounts have been translated at the closing rate on 30 June 2003 ([GBP]1.00: $1.6502) solely for information.


CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS AT 30 JUNE 2003

                                                      Unaudited  Unaudited As      Unaudited            Audited
                                                  As at 30 June            at  As at 30 June  As at 31 December
                                                           2003  30 June 2003           2002               2002
                                           Notes           $000      [GBP]000       [GBP]000           [GBP]000
FIXED ASSETS
Intangible assets                                        15,912         9,642         10,214              9,630
Tangible assets                                           8,467         5,131          9,053              5,492
Investment in joint venture:
 Share of gross assets                                      227           138            418                194
 Share of gross liabilities                                (191)         (116)          (440)               (67)
 Goodwill arising on acquisition                            ---           ---             28                ---
                                                  -------------  ------------  -------------  -----------------
                                                             36            22              6                127
                                                  -------------  ------------  -------------  -----------------
                                                         24,415        14,795         19,273             15,249
                                                  =============  ============  =============  =================
CURRENT ASSETS
Debtors                                                   5,974         3,620          4,506              3,164
Short-term deposits and investments                      15,924         9,650         12,650             16,585
Cash at bank and in hand                                    708           429          2,419              2,632
                                                  -------------  ------------  -------------  -----------------

                                                         22,606        13,699         19,575             22,381
Creditors: amounts falling due within one
  year                                         7        (13,482)       (8,170)       (13,386)           (11,108)
                                                  -------------  ------------  -------------  -----------------
NET CURRENT ASSETS                                        9,124         5,529          6,189             11,273
TOTAL ASSETS LESS CURRENT LIABILITIES                    33,539        20,324         25,462             26,522
Creditors: amounts falling due after more
  than one year                                             ---           ---           (212)               ---
Provisions for liabilities and charges         2         (1,515)         (918)           (13)               (12)
                                                  -------------  ------------  -------------  -----------------
TOTAL NET ASSETS                                         32,024        19,406         25,237             26,510
                                                  =============  ============  =============  =================
CAPITAL AND RESERVES
Called up share capital                                  28,803        17,454         13,906             17,277
Share premium account                                   133,387        80,831         73,872             80,338
Merger reserve                                           44,915        27,218         27,218             27,218
Other reserves                                           29,542        17,902         17,902             17,902
Profit and loss account                                (204,623)     (123,999)      (107,661)          (116,225)
                                                  -------------  ------------  -------------  -----------------
SHAREHOLDERS' FUNDS -- EQUITY INTERESTS        5         32,024        19,406         25,237             26,510
                                                  =============  ============  =============  =================


US Dollar amounts have been translated at the closing rate on 30 June 2003 ([GBP]1.00: $1.6502) solely for information.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2003

                                                         Unaudited   Unaudited
                                             Unaudited  Six months  Six months      Audited
                                            Six months       ended       ended   Year ended
                                              ended 30     30 June     30 June  31 December
                                             June 2003        2003        2002         2002
                                     Notes        $000    [GBP]000    [GBP]000     [GBP]000
NET CASH OUTFLOW FROM OPERATING
  ACTIVITIES                             6     (15,337)     (9,294)     (7,403)     (15,141)
RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE
Interest received                                  434         263         339          619
Interest element of finance lease
  rental payments                                   (3)         (2)         (2)          (4)
                                            ----------  ----------  ----------  -----------
NET CASH INFLOW FROM RETURNS ON
  INVESTMENTS AND SERVICING OF
  FINANCE                                          431         261         337          615
                                            ----------  ----------  ----------  -----------
TAXATION                                 4         ---         ---         ---        2,292
CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT
Purchase of intangible and tangible
  fixed assets                                  (1,482)       (898)       (230)        (649)
                                            ----------  ----------  ----------  -----------
NET CASH OUTFLOW FROM CAPITAL
  EXPENDITURE AND FINANCIAL
  INVESTMENT                                    (1,482)       (898)       (230)        (649)
MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in short-term
  deposits                                      11,652       7,061         740       (3,288)
                                            ----------  ----------  ----------  -----------
NET CASH OUTFLOW BEFORE FINANCING               (4,736)     (2,870)     (6,556)     (16,171)
FINANCING
Issue of ordinary share capital                  1,122         680           4       10,958
Expenses on issue of shares                        (16)        (10)        ---       (1,117)
Capital element of finance lease
  rental payments                                   (5)         (3)         (2)         (11)
                                            ----------  ----------  ----------  -----------
NET CASH INFLOW FROM FINANCING                   1,101         667           2        9,830
                                            ----------  ----------  ----------  -----------
DECREASE IN CASH DURING THE PERIOD              (3,635)     (2,203)     (6,554)      (6,341)
                                            ==========  ==========  ==========  ===========


US Dollar amounts have been translated at the closing rate on 30 June 2003 ([GBP]1.00: $1.6502) solely for information.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2003

                                                 Unaudited   Unaudited   Unaudited
                                                Six months  Six months  Six months           Audited
                                                  ended 30    ended 30    ended 30        Year ended
                                                 June 2003   June 2003  June  2002  31 December 2002
                                                      $000    [GBP]000    [GBP]000          [GBP]000
DECREASE IN CASH DURING THE PERIOD                  (3,635)     (2,203)     (6,554)           (6,341)
Capital element of finance lease payments                5           3           2                11
Change in liquid resources                         (11,652)     (7,061)       (740)            3,288
                                                ----------  ----------  ----------  ----------------
CHANGE IN NET FUNDS RESULTING FROM CASH FLOWS      (15,282)     (9,261)     (7,292)           (3,042)
Movement in value of current asset investments         207         126      (1,637)           (1,730)
                                                ----------  ----------  ----------  ----------------
Change in net funds                                (15,075)     (9,135)     (8,929)           (4,772)
NET FUNDS AT 1 JANUARY                              31,707      19,214      23,986            23,986
                                                ----------  ----------  ----------  ----------------
NET FUNDS AT 30 JUNE/31 DECEMBER                    16,632      10,079      15,057            19,214
                                                ==========  ==========  ==========  ================


US Dollar amounts have been translated at the closing rate on 30 June 2003 ([GBP]1.00: $1.6502) solely for information.

NOTES TO THE INTERIM STATEMENT


1   BASIS OF PREPARATION

These unaudited interim statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2002 Annual Report and Accounts. The 2002 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

There have been no changes to the Group's accounting policies in 2003.

The interim financial information has been prepared on a going concern basis. This assumes that the acquisition of KS Biomedix proceeds or, if not, that additional funds are raised through either equity financing or licencing of our development programmes. In the event that additional funds are not secured, the company would immediately seek to further reduce its overheads and development expenditure on its drug candidates and would seek to licence rights to some of its drug candidates and technologies at an earlier stage than currently intended.


2   EXCEPTIONAL RE-ORGANISATION COSTS

Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a cost saving re-organisation, which included headcount reduction and project prioritisation.

Included in administrative expenses, within exceptional re-organisation costs, is [GBP]1,121,000 (6 months to 30 June 2002: [GBP]nil, year to December 2002:
[GBP]556,000) in respect of severance payments and a vacant leasehold provision. As a result of the above re-organisation, surplus facilities have become available at the main Cambridge site. The Group is currently in confidential negotiations to sublet or surrender the remaining 20 year lease on this property. The charge in the 6 months to 30 June 2003 of [GBP]915,000 (2002: [GBP]nil) reflects a vacant leasehold provision which has been calculated based upon management's expectations of future sublet opportunities and surrender payments discounted at a rate of 4% per annum.


3   AMOUNTS WRITTEN BACK ON INVESTMENTS

The [GBP]126,000 written back on investments reflects the unrealised gain on the Group's holding of 88,668 Cubist Pharmaceuticals Inc shares following an increase in the listed market price since 31 December 2002.



4   TAXATION

The Group has recognised the R&D tax credit in respect of the first half of the year that will be received in 2004. The Group has not recognised any deferred tax assets or liabilities in the period.


5   RESERVES AND RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                 Unaudited   Unaudited      Audited
                                                          Six months ended  Six months   Year ended
                                                                   30 June    ended 30  31 December
                                                                      2003   June 2002         2002
                                                                  [GBP]000    [GBP]000     [GBP]000


AT START OF PERIOD                                                  26,510      29,836       29,836
Allotments of shares in the period                                     ---           4            4
Issue of shares in respect of rights issue                             ---         ---       10,954
Issue of shares in respect of placing                                  680         ---          ---
Expenses on issue of shares                                            (10)        ---       (1,117)
Credit for share options and deferred bonus share awards                51          21           36
Loss for the period                                                 (7,823)     (4,623)     (13,202)
Exchange movement                                                       (2)         (1)          (1)
                                                          ----------------  ----------  -----------
AT END OF PERIOD                                                    19,406      25,237       26,510
                                                          ================  ==========  ===========


6   RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING
ACTIVITIES

                                                    Unaudited   Unaudited
                                                   Six months  Six months      Audited
                                                        ended       ended   Year ended
                                                      30 June     30 June  31 December
                                                         2003        2002         2002
                                                     [GBP]000    [GBP]000     [GBP]000
GROUP OPERATING LOSS                                   (8,407)     (4,229)     (14,278)
Depreciation                                              638         763        1,478
Amortisation                                              609         588        1,168
Exceptional impairment of tangible fixed assets           ---         ---        3,265
Increase in provision for liabilities and charges         906           3            2
(Increase)/decrease in debtors                           (156)        500          711
(Decrease)/increase in creditors                       (2,122)     (1,478)         975
Charge for long term incentive scheme                      42          21           36
Decrease in deferred income                              (804)     (3,571)      (8,498)
                                                   ----------  ----------  -----------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES             (9,294)     (7,403)     (15,141)
                                                   ==========  ==========  ===========


Cashflow in respect of exceptional re-organisation costs was [GBP]1,001,000 (2002: nil).



7   DEFERRED INCOME

Included in Creditors is [GBP]4,923,000 (30 June 2002: [GBP]10,654,000, 31
December 2002: [GBP]5,727,000) in respect of deferred income.


8   GOING CONCERN

Xenova is an emerging pharmaceutical company and expects to have an ongoing funding requirement until products are commercialised. A substantial part of the Group's cash requirements are of an investment nature and have a large discretionary element. The Directors have a reasonable degree of confidence that the Group can secure funding to enable it to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on the going concern basis. Should sources of funding not be available the Directors will take action to curtail discretionary expenditure to conserve cash resources.

                  INDEPENDENT REVIEW REPORT TO XENOVA GROUP PLC

INTRODUCTION

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the Xenova Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.


REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Uxbridge

14 August 2003"

 SECTION C: UNAUDITED STATEMENT OF RESULTS OF THE XENOVA GROUP FOR THE 9 MONTHS
                             ENDED 30 SEPTEMBER 2003

The following is the full text of the unaudited statement of results for the nine months ended 30 September 2003 announced on 6 November 2003.


"ACQUISITION OF KS BIOMEDIX HOLDINGS PLC

On 14 August 2003 Xenova announced a recommended offer to acquire 100% of the share capital of KS Biomedix Holdings plc, a UK listed drug research and development group. This transaction became unconditional in all respects on 12 September 2003. The planned integration and rationalisation across the two businesses is well advanced. The Directors estimate that annualised cost-savings of approximately [GBP]10m will be achieved across both businesses, based on reductions in headcount, facilities and R&D costs (including Xenova's restructuring activities commencing in May 2003). The one-off reorganisation and post acquisition integration cost of achieving these savings is expected to be approximately [GBP]3.3m.

Like Xenova, KS Biomedix was focused on the development of products for the treatment of cancer, particularly clinical indications where survival prognosis is poor and there are few, if any, approved products. As a result of this acquisition, the enlarged Xenova Group now has a broader clinical pipeline with a total of 12 products in clinical stage development including eight products in oncology (three in Phase II or Phase III) and four in addiction and immunology. The table below summarises the Xenova's drug candidates and early development programmes. Programmes highlighted in bold text have been prioritised for development.

The Xenova Directors believe that greater shareholder value will be achieved by focusing on six key clinical development programmes. Of these six, four (TransMID{TM}, tariquidar, TA-CD, XR11576/XR5944) benefit from external funding or support, substantially reducing the costs of clinical development to Xenova. Xenova has deprioritised the majority of its preclinical programmes except where externally funded, as is the case for the Genentech collaboration on OX-40.

DRUG CANDIDATES/PROGRAMMES   THERAPEUTIC AREA                STAGE OF DEVELOPMENT  PARTNER
CLINICAL PROGRAMMES
TRANSMID{TM} (XR311)         GLIOMA                          PHASE III             SOSEI, NYCOMED,
                                                                                   MEDISON, RANBAXY
TARIQUIDAR (XR9576)          CANCER                          PHASE II              QLT (NORTH AMERICA
                                                                                   ONLY)
TA-HPV / TA-CIN              Cervical cancer                 Phase II              --
TA-CD                        COCAINE ADDICTION               PHASE II              NIDA*
XR303                        CANCER                          PHASE I               --
HumaRAD                      Cancer                          Phase I               --
XR11576/XR5944               SOLID TUMOURS                   PHASE I               MILLENNIUM (NORTH
                                                                                   AMERICA ONLY)
DISC-PRO                     Genital and oro-labial          Phase I               --
                             herpes prophylaxis
TA-NIC                       NICOTINE ADDICTION              PHASE I               --
DISC-GMCSF                   Cancer                          Phase I               --
DISC-VET                     Bovine Herpes Virus             Phase I equivalent    Pfizer

PRECLINICAL PROGRAMMES
Triomics                     Solid tumours                   Preclinical           Option to Acquire
XR11612                      Solid tumours                   Preclinical           As XR11576
OX-40                        AUTOIMMUNE                      PRECLINICAL           CELLTECH, GENENTECH
                             DISORDERS
OX-40L                       INFECTIOUS DISEASES,            PRECLINICAL           --
                             ANTI-CANCER
PAI-1                        Cardiovascular                  Preclinical           Lilly
PAI-1                        Cancer                          Preclinical           Lilly (Option)**
MRP                          Cancer and asthma               Preclinical           --
VP22 (Phogen joint venture)  Intra-cellular delivery system  Preclinical           Genencor

                                       92


DRUG CANDIDATES/PROGRAMMES   THERAPEUTIC AREA                STAGE OF DEVELOPMENT  PARTNER

HIF-1 alpha                  Cancer                          Preclinical           --
MEN-B                        Meningitis                      Preclinical           --
XR304                        Ulcerative colitis              Preclinical           --
XR113                        Cancer                          Preclinical           --
Ribosome display (Discerna)  Cancer targets                  Preclinical           Babraham



* NIDA provides funding to independent investigators to conduct certain trials of TA-CD, but has no rights for its commercialisation, nor is funding required to be repaid by Xenova.

**Lilly has an option to acquire development and commercialisation rights relating to PAI-1 inhibitors in the cancer field.


PRODUCT PIPELINE YEAR TO DATE UPDATE

CLINICAL TRIALS

Cancer -- TransMID{TM} treatment for high-grade glioma

Following the acquisition of KS Biomedix, TransMID{TM} is now the most advanced product in Xenova's pipeline, having already commenced Phase III development and shortly to enter Phase III clinical trials.

TransMID{TM} is a treatment for high-grade glioma (brain cancer) a disease for which no efficacious alternatives are currently available and which has a very poor prognosis. TransMID{TM} is a modified diphtheria toxin conjugated to transferrin. The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the cells. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes transferrin an ideal targeting mechanism for the diseased cells. Once inside a cell the diphtheria toxin interferes with protein synthesis and ultimately kills the cell.

TransMID{TM} is pumped directly into the brain tumour via two catheters using CED (Convection Enhanced Delivery -- licensed from the National Institute of Health, US). CED greatly enhances the distribution of drug through the tumour mass and produces high local concentrations of drug. Since TransMID{TM} is directly infused into the tumour, it circumvents the usual obstacles presented to drug delivery to the brain by the blood-brain barrier and reduces systemic side effects.

Plans to progress TransMID{TM} into Phase III trials in adults with recurrent and/or progressive non resectable glioblastoma have already been submitted by KS Biomedix and have been agreed with the FDA. However, following its acquisition of KS Biomedix Xenova intends to seek FDA approval to change the current Phase III programme design from one large Phase III trial to two smaller Phase III trials.

Cancer -- tariquidar multi-drug resistance (MDR) programme

In June 2002, tariquidar entered two pivotal Phase III clinical trials as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. On 12 May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the independent Data and Safety Monitoring Committee (DSMC) which had just completed the unblinded interim review of the data for the two ongoing trials. A detailed review of the unblinded clinical data on the patients in the Phase III trials is continuing.

On 23 July 2003, QLT announced that enrolment in the Phase IIb trial for patients with chemo-refractory breast cancer, which is being carried out at the MD Anderson Centre, Texas, had been sufficiently completed at 17 patients. QLT will not be enrolling new patients in this trial.

Cancer -- Therapeutic Vaccines

On 14 April 2003, the Company announced the results of an open label, physician-sponsored Phase II `prime-boost' study, targeting the treatment of human papillomavirus (HPV) associated ano-genital intraepithelial neoplasia
(AGIN) using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines.

The results of this study indicated that a prime boost strategy, using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines, was both safe and well tolerated and demonstrated clear clinical responses, even in women with long-standing disease. Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response (confirmed by histological examination and viral
                                       93
clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients (19%) were HPV16 negative at the end of the study.

Cancer -- Novel DNA Targeting Agents

On 3 July 2003, Xenova announced the start of a Phase I clinical trial of XR5944, the second of three novel DNA targeting agents that are the subject of a licence agreement with Millennium Pharmaceuticals Inc. The first of these compounds XR11576, entered Phase I clinical trials in February 2002. The third, XR11612 is in preclinical development.

The XR5944 Phase I clinical trial is being conducted at three centres in the United Kingdom and will include approximately 40 patients. In preclinical studies, XR5944 has demonstrated a high level of anti-tumour activity against a number of human tumour models, causing both partial and complete regression of large established tumours. Recent data published in the Proceedings for the 2003 Annual Meeting of the American Association for Cancer Research, suggest that XR5944 acts through a novel mechanism of action distinct from other current cytotoxic agents. Further exploration into the mechanism of action of XR5944 is ongoing.

Vaccines of Addiction

On 15 January 2003, Xenova announced that it had reached an agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") to buy out all ImmuLogic's remaining rights to future milestone and royalty payments relating to two of Xenova's therapeutic vaccines; TA-CD for the treatment of cocaine addiction and TA-NIC for nicotine addiction.

TA-CD

The start of a Phase IIa cocaine administration trial was announced on 14 April 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration.

The results of a second Phase IIa dose escalation trial were reported on 17 June 2003. This study, which started in April 2002, was designed to evaluate the safety and immunogenicity of TA-CD using 4 or 5 dose vaccination schedules. The trial involved the enrolment of 13 subjects, all of whom were cocaine abusers seeking help with their addiction at the start of the trial. Patients were treated with up to five injections of the vaccine over a twelve week period using doses up to 360mg each. Of the thirteen enrolled, twelve subjects completed the 12 month evaluation period to assess safety, immune response and cocaine usage.

As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

On 24 October 2003, Xenova announced the start of the first randomised, placebo controlled Phase IIb clinical trial for TA-CD. The primary objective of this new study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

Up to 132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency are being recruited into this clinical study. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage, including testing for cocaine metabolites in urine, for a period of 20 weeks. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial is expected to last up to two years (depending upon the rate of recruitment) and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

The TA-CD investigations are being supported by the National Institute on Drug Abuse (NIDA) which recognises cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this programme.

TA-NIC

Xenova announced the start of a second clinical trial for TA-NIC on 8 October 2003. This second Phase I study builds upon the findings of a previous Phase I trial which were announced in June 2002. The results of this first study, which was the first evaluation of an anti-nicotine vaccine in man, showed that the vaccine generated a specific anti-nicotine response and that it was safe and well tolerated both systemically and locally.

In the new Phase I study approximately 60 smokers are being recruited into a double-blind, randomised, placebo-controlled trial which is being run at a European clinical centre experienced in testing smoking related therapies. The objective of the trial is to further establish safety and tolerability, and to determine the vaccination dose and schedule required to induce the optimal anti-nicotine antibody response. Three different doses of the vaccine will be evaluated. The impact of vaccination on nicotine-induced changes in heart rate and skin temperature will also be monitored.


PRECLINICAL PROGRAMMES

OX-40

On 20 October 2003 novel findings relating to a research collaboration, involving Xenova's OX40 technology and its potential for the treatment of influenza, were published by Imperial College, London.

Pre-clinical studies conducted by Imperial College demonstrated that down-regulation of the immune response, through blocking the OX40-OX40 ligand interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus. This new research suggests that the down-regulation of OX40 signaling may play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterised by excessive immune response.

OX40 is a platform technology capable of producing multiple drug candidates targeting cancer, autoimmune and other diseases where the immune system is involved. Xenova's rights to the OX40 technology include rights relating to the up-regulation of the immune system which may be used for the development of novel treatments for cancer and infectious disease. Xenova's rights to down-regulate the immune system have been the subject of development and licence agreements entered into with Celltech and Genentech.


CONTRACT MANUFACTURE

On 5 June 2003, Xenova announced the signing of a two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S (CSE: PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. Manufacture will take place at Xenova's Clinical Trial Manufacturing Facility in Cambridge.

On 8 September 2003 Xenova received notification that its Clinical Trials Manufacturing Facility (CTMF) in Cambridge has been successfully inspected by the Medicines and Healthcare products Regulatory Agency (MHRA). The inspection took place under the Voluntary Scheme for Inspection of Manufacturers. Xenova has received a letter from the MHRA confirming that its operations are in compliance with EU Good Manufacturing Practices.

Xenova's CTMF has been manufacturing clinical trial supplies since 1995 and recently announced that it is offering the facility and its supporting Development organisation for contract manufacturing. Accreditation by the MHRA will enable Xenova to continue to provide contract manufacturing services in full compliance with the forthcoming Clinical Trials Directive into 2004 and beyond.

As well as its own CTMF facility in Cambridge, Xenova acquired additional manufacturing facilities in Edmonton, Canada though the acquisition of KS Avicenna a wholly-owned subsidiary of KS Biomedix. KS Avicenna manufactures KS Biomedix products for clinical trials.


CHANGES TO THE XENOVA BOARD

On 13 August 2003, Research Director and Chief Scientific Officer Michael Moore, and Medical Director, John St Clair Roberts resigned from the Company and the Xenova Board. Further changes to the Xenova Board were announced, as planned, following the acquisition of KS Biomedix: on 12 October 2003 John Rennocks and Dr Michael Young, non executive directors of

KS Biomedix, joined the Board of Xenova as non executive directors. Howard Wachtler and Gerard Fairtlough resigned their positions as non executive directors of Xenova on 17 October 2003.


FINANCIAL SUMMARY

Operating Performance

In the nine months to 30 September 2003, Xenova's continuing revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were [GBP]6.9m ($11.4m) (2002: [GBP]10.7m ($17.7m)).

In accordance with Xenova's revenue recognition policy, of the [GBP]6.9m ($11.5m) received from QLT in 2001 as part of the tariquidar licensing agreement, [GBP]2.1m ($3.5m) was included in the nine months to 30 September 2003, with a further [GBP]1.7m ($2.9m) being deferred to future periods. Following the payment of the first milestone of [GBP]0.7m ($1.2m) in the period, in respect of the OX40 programme with Genentech, [GBP]1.3m ($2.2m) (2002: [GBP]0.6m ($1.0m)) of the total upfront licence fee and milestone of [GBP]3.5m ($5.8m) have been recognised in the first nine months, with a further [GBP]1.3m ($2.1m) being deferred to future periods. Contract development revenue of [GBP]2.6m ($4.3m) (2002: [GBP]nil) was recognised in the first nine months in respect of the ongoing Millennium collaboration on the novel DNA targeting agents. Other revenue included [GBP]0.8m ($1.4m) (2002: [GBP]0.4m ($0.7m)) in respect of ongoing contract manufacturing.

Net operating expenses from continuing operations in the period to 30 September 2003 were [GBP]17.2m ($28.6m). Excluding the exceptional reorganisation costs of [GBP]2.3m ($3.9m), the net operating expenses in the period to 30 September 2003 of [GBP]14.9m ($24.7m) declined 13.4% compared to the same period in 2002 ([GBP]17.2m ($28.5m)). This was as a result of the initial cost savings from the reorganisations implemented in the first half of 2003.

Continuing operations research and development expenditure for the nine months to 30 September 2003 was [GBP]11.5m ($19.1m), lower than the same period in 2002 ([GBP]13.3m ($22.1m)). The development costs under the Millennium licence agreement of [GBP]2.6m ($4.3m) have been recovered. Other expenditure was incurred in respect of the Vaccines of Addiction programme; including the completion of a Phase II dose escalation study with TA-CD, the start of a Phase IIa cocaine administration trial with TA-CD, and completion of a Phase I study in TA-NIC.

Total continuing operations administrative expenditure for the nine months to 30 September 2003 of [GBP]6.1m ($10.1m) (2002: [GBP]4.2m ($7.0)) included
[GBP]2.3m ($3.8m) in respect of exceptional reorganisation costs and [GBP]0.9m ($1.5m) in respect of goodwill amortisation arising on the acquisition of Cantab Pharmaceuticals plc in 2001. Administrative expenses, excluding both exceptional reorganisation expenses and the amortisation of goodwill, were [GBP]2.9m ($4.7m) which reflected cost savings made since 2002 (2002: [GBP]3.4m ($5.6m)). The subletting of excess facility space further reduced net expenses in the period by [GBP]0.3m ($0.4m) (2002: [GBP]0.4m ($0.7m)).

Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a further cost saving reorganisation, which included a headcount reduction and project prioritisation.

Included in administrative expenses, within exceptional reorganisation costs, is [GBP]2.3m ($3.8m) (2002: [GBP]nil) in respect of severance payments and a vacant leasehold provision. Total exceptional reorganisation costs are [GBP]3.3m ($5.5m), including [GBP]1.0m ($1.7m) in respect of the acquired KS Biomedix business. As a result of the above reorganisation, surplus facilities have become available at the main Cambridge site. The Group is currently in negotiations to sublet or surrender the remaining 20 year lease on this property. The charge made reflects a vacant leasehold provision which has been calculated based upon management's expectations of future subletting opportunities and surrender payments, discounted at a rate of 4% per annum.

The company continues to explore licensing opportunities for its pipeline products to maximise value for shareholders and reduce cash outflow.

The net loss per share from continuing operations in the nine months to 30 September 2003 was 5.2p (2002: 4.7p).

Treasury

Cash, short-term deposits and investments at 30 September 2003 totalled [GBP]10.6m ($17.5m) (31 December 2002: [GBP]19.2m ($31.9m)). Of this balance, cash was [GBP]3.9m ($6.5m) and short-term deposits and investments were [GBP]6.7m ($11.1m) at 30 September 2003 (31 December 2002: cash [GBP]2.6m ($4.4m), short-term deposits and investments [GBP]16.6m ($27.6m)).

Included in short-term deposits and investments is an investment in Cubist Pharmaceuticals Inc., which at 30 September 2003 is valued at [GBP]0.4m ($0.7m) (31 December 2002: [GBP]0.3m ($0.6m)).

On 16 September 2003, 23,500 of the 88,668 Cubist Pharmaceutical Inc. shares were sold for [GBP]0.2m. During the quarter [GBP]0.2m ($0.3m) of surplus fixed assets were sold at net book value.

Share capital

The number of shares in issue stood at 243.7 million as at 30 September 2003 (31 December 2002: 139.1 million).

The Directors do not propose an interim dividend for 2003 (2002: nil).

Acquisition of KS Biomedix Holdings Plc

On 12 September the Group announced the successful acquisition of KS Biomedix Holdings plc. Under the terms of the offer made to KS Biomedix shareholders,
1.0714 shares in Xenova Group plc have been issued in exchange for each share held in KS Biomedix. An additional contingent deferred consideration of 10p per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of the KS Biomedix TransMIDTM product in either the US or European markets before 14 August 2011. Based upon a Xenova Group plc closing share price of 15.25 pence on 11 September this values KS Biomedix at [GBP]17.0m ($28.3m) including the contingent deferred consideration payable in respect of TransMIDTM of [GBP]6.5m ($10.7m).

In the provisional calculation of the fair values of the assets and liabilities acquired, there have been no accounting policy adjustments made to the balance sheet values stated at 11 September. Intangible fixed assets acquired of [GBP]5.6m ($9.3m) comprised goodwill in respect of the acquisition by KS Biomedix of KS Avicenna Inc in 2001, which has not been capitalised separately from the goodwill arising on the acquisition of KS Biomedix by Xenova. The provisional fair value of the assets and liabilities acquired is [GBP]7.2m ($11.9m). The consideration totalling [GBP]17.6m ($29.2m) (including [GBP]0.6m ($0.9m) of acquisition expenses) generates goodwill upon acquisition of [GBP]10.4m ($17.2m).The goodwill arising has been capitalised and amortised over the 10 year estimated useful life of the acquired business. In addition to the [GBP]0.6m ($0.9m) of acquisition expenses, share issue costs of [GBP]0.6m ($1.1m) were incurred.

In addition to acquiring 100% of KS Biomedix Holdings plc, Xenova acquired 100% of KS Canada Holdings Inc, KS Canada Inc and KS Avicenna Inc, as well as a 50% share in Discerna Ltd, a joint venture with Babraham Biosciences Technology Limited.

As part of the restructuring activities following completion of the acquisition approximately 26 positions have been lost across both head office and the research and development functions. Included within administration expenses for the period to 30 September 2003 is [GBP]0.7m in respect of severance payments regarding the acquired business. The net operating loss included in the financial statement in respect of KS Biomedix for the period from acquisition to the 30 September 2003 is [GBP]1.5m ($2.4m).

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
FOR THE PERIODS ENDED 30 SEPTEMBER 2003

                                                         Three months ended           Nine months ended
                                                    ---------------------------  ---------------------------
                                                    30 Sept   30 Sept   30 Sept  30 Sept   30 Sept   30 Sept
                                                       2003      2003      2002     2003      2003      2002
                                             Notes     $000  [GBP]000  [GBP]000     $000  [GBP]000  [GBP]000
TURNOVER (INCLUDING SHARE OF JOINT VENTURE)
 Continuing operations                                4,527     2,725     4,025   11,435     6,883    10,939
 Less: share of joint
 venture revenue                                         (5)       (3)     (123)     (13)       (8)     (274)
 Acquisitions                                            17        10       ---       17        10       ---
                                                    -------  --------  --------  -------  --------  --------
TURNOVER                                              4,539     2,732     3,902   11,439     6,885    10,665
OPERATING EXPENSES
Research and development costs
 Continuing operations                               (5,604)   (3,373)   (4,902) (19,068)  (11,477)  (13,326)
 Acquisitions                                          (419)     (252)      ---     (419)     (252)      ---
                                                    -------  --------  --------  -------  --------  --------
                                                     (6,023)   (3,625)   (4,902) (19,487)  (11,729)  (13,326)
Administrative expenses
                                                    ---------------------------------------------------------
 Continuing operations                               (1,359)     (818)   (1,096)  (4,738)   (2,852)   (3,351)
 Continuing operations:
 exceptional reorganisation
 costs                                                 (482)     (290)      ---   (3,865)   (2,326)      ---
 Continuing operations expenses:
 amortisation of goodwill                              (485)     (292)     (293)  (1,455)     (876)     (879)
                                                    -------  --------  --------  -------  --------  --------
                                                     (2,326)   (1,400)   (1,389) (10,058)   (6,054)   (4,230)
 Acquisitions                                          (415)     (250)      ---     (415)     (250)      ---
 Acquisitions: exceptional
 reorganisation costs                                (1,710)   (1,029)      ---   (1,710)   (1,029)      ---
 Acquisitions amortisation of
 goodwill                                               (71)      (43)      ---      (71)      (43)      ---
                                                    ---------------------------------------------------------
TOTAL ADMINISTRATIVE EXPENSES                        (4,522)   (2,722)   (1,389) (12,254)   (7,376)   (4,230)

Other operating income
 Continuing operations                                  219       132       107      548       330       380
TOTAL NET OPERATING EXPENSES                        (10,326)   (6,215)   (6,184) (31,193)  (18,775)  (17,176)

GROUP OPERATING LOSS
 Continuing operations                               (3,189)   (1,919)   (2,282) (17,156)  (10,326)   (6,511)
 Acquisitions                                        (2,598)   (1,564)      ---   (2,598)   (1,564)      ---
                                                    -------  --------  --------  -------  --------  --------
                                                     (5,787)   (3,483)   (2,282) (19,754)  (11,890)   (6,511)
 Continuing operations: share of
 operating (loss)/profit of joint venture              (128)      (77)       28     (317)     (191)       63
                                                    -------  --------  --------  -------  --------  --------
TOTAL OPERATING LOSS: GROUP AND SHARE OF
JOINT VENTURE                                        (5,915)   (3,560)   (2,254) (20,071)  (12,081)   (6,448)
Interest (net)                                          110        66       130      545       328       464
Share of interest of joint venture                      ---       ---         2        5         3         5
Amounts written back on/(off) investments                60        36      (256)     269       162    (1,893)
                                                    -------  --------  --------  -------  --------  --------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION          (5,745)   (3,458)   (2,378) (19,252)  (11,588)   (7,872)

Tax on loss on ordinary activities                      402       242       420      912       549     1,291
                                                    -------  --------  --------  -------  --------  --------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION           (5,343)   (3,216)   (1,958) (18,340)  (11,039)   (6,581)
                                                    -------  --------  --------  -------  --------  --------
Loss per share continuing operations
(basic and diluted)                                   (1.4c)    (0.9p)    (1.4p)   (8.7c)    (5.2p)    (4.7p)
Loss per share (basic and diluted)                    (2.7c)    (1.6p)    (1.4p)  (10.1c)    (6.1p)    (4.7p)
                                                    -------  --------  --------  -------  --------  --------
Shares used in computing net loss per share
(thousands)                                         197,596   197,596   139,057  182,221   182,221   139,057
                                                    =======  ========  ========  =======  ========  ========


US Dollar amounts have been translated at the closing rate on 30 September 2003 ([GBP]1.00: $1.6614) solely for information.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30 SEPTEMBER 2003

                                                                 Unaudited     Unaudited      Audited
                                                                     As at         As at        As at
                                                              30 September  30 September  31 December
                                                                      2003          2003         2002
                                                                      $000      [GBP]000     [GBP]000
Cash, short-term deposits and investments                           17,546        10,561       19,217
Other current assets                                                 8,566         5,156        3,164
Fixed assets (including goodwill)                                   46,335        27,889       15,249
                                                              ------------  ------------  -----------
TOTAL ASSETS                                                        72,447        43,606       37,630
                                                              ============  ============  ===========
Current liabilities (including provisions & deferred income)        18,088        10,887       11,120
Shareholders' equity                                                54,359        32,719       26,510
                                                              ------------  ------------  -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          72,447        43,606       37,630
                                                              ============  ============  ===========


US Dollar amounts have been translated at the closing rate on 30 September 2003 ([GBP]1.00: $1.6614) solely for information.

                        NOTES TO THE FINANCIAL STATEMENTS

1   BASIS OF PREPARATION

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2002 Annual Report and Accounts. The 2002 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

There have been no changes to the Group's accounting policies in 2003.

The financial information has been prepared on a going concern basis. This assumes that additional funds are raised through either equity financing or licencing of our development programmes. In the event that additional funds are not secured, the company would immediately seek to further reduce its overheads and development expenditure on its drug candidates and would seek to licence rights to some of its drug candidates and technologies at an earlier stage than currently intended.


2   ACQUISITION OF KS BIOMEDIX HOLDINGS PLC

On 12 September the Group announced the successful acquisition of KS Biomedix Holding plc. Under the terms of the offer made to KS Biomedix shareholders,
1.0714 shares in Xenova Group plc have been issued in exchange for each share held in KS Biomedix. An additional contingent deferred consideration of 10p per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of the KS Biomedix TransMID{TM} product in either the US or European markets before 14 August 2011. Based upon a Xenova Group plc closing share price of 15.25 pence on 11 September this values KS Biomedix at [GBP]17.0m including the contingent deferred consideration payable in respect of TransMID{TM} of [GBP]6.5m.

Details of the book value and provisional fair value of the assets and liabilities of KS Biomedix as at 11 September are set out below:

                                                                           Provisional
                                                              -------------------------------------
                                                              Book values  Adjustments  Fair values
                                                                 [GBP]000     [GBP]000     [GBP]000
FIXED ASSETS
 Tangible                                                           3,296          ---        3,296
 Intangible                                                         5,569       (5,569)         ---
Investment in joint venture -- net assets                              99          ---           99
Stock                                                                   9          ---            9
Debtors                                                             1,991          ---        1,991
Cash and liquid investments                                         4,082          ---        4,082
Creditors falling due within one year                              (2,249)         ---       (2,249)
Creditors falling due after more than one year                        (61)         ---          (61)
                                                              -----------  -----------  -----------
Net assets acquired                                                12,736       (5,569)       7,167

Satisfied by:
Shares issued and to be issued                                                               10,551
Contingent deferred consideration to be settled by in shares                                  6,458
Expenses of acquisition                                                                         553
                                                                                        -----------
Total consideration                                                                          17,562
                                                                                        ===========
Goodwill arising on acquisition                                                              10,395
                                                                                        ===========

In this provisional fair value table there have been no accounting policy adjustments made to the balance sheet values stated at 11 September. Intangible fixed assets acquired comprised goodwill in respect of the acquisition by KS Biomedix of KS Avicenna Inc in 2001, which has not been capitalised separately from the goodwill arising on the acquisition of KS Biomedix by Xenova. In addition to the [GBP]553,000 of acquisition expenses, share issue costs of [GBP]633,000 were incurred.

The goodwill arising on the acquisition of the KS Biomedix business has been capitalised and amortised over the 10 year estimated useful life of the acquired business.

In addition to acquiring 100% of KS Biomedix Holdings plc, Xenova acquired 100% of KS Canada Holdings Inc, KS Canada Inc and KS Avicenna Inc, as well as a 50% share in Discerna Ltd, a joint venture with Babraham Biosciences Technology Limited.

As part of the restructuring activities following completion of the acquisition approximately 26 positions have been lost across both head office and the research and development functions. Included within administration expenses for the period to 30 September 2003 is [GBP]0.7m in respect of severance payments regarding the acquired business."

            SECTION D: FINANCIAL INFORMATION ON THE KS BIOMEDIX GROUP

1   BASIS OF FINANCIAL INFORMATION

The financial information set out below has been extracted without material adjustment from the published audited financial statements of KS Biomedix for the three financial years ended 31 May 2001, 2002 and 2003.

In accordance with its requirements, KS Biomedix implemented Financial Reporting Standard 18 ("FRS 18") "Accounting Policies" during the year ended 31 May 2003. The adoption of the standard represented a change in presentation and the comparative figures for the year ended 31 May 2002 were restated accordingly. As a result the comparative table on KS Biomedix in this Part VI, Section D includes financial information relating to the year ended 31 May 2002 both before and after the adoption of FRS 18. The impact of the change in presentation is explained in note 2 of the comparative table. The financial information relating to the year ended 31 May 2002 after the effect of FRS 18 has been extracted without material adjustment from the comparative figures in the published audited financial statements of KS Biomedix for the year ended 31 May 2003.

In their audit report on the accounts of KS Biomedix for the financial year ended 31 May 2003, the auditors (without qualifying their opinion) drew attention to the significance of the assumptions made in relation to the ability of the KS Biomedix Group to continue as a going concern --- further details of these assumptions are set out in note 1 to the financial information set out below.

The financial information concerning KS Biomedix does not constitute statutory accounts within the meaning of Section 240 of the Act. Copies of the statutory accounts for the three years ended 31 May 2003 have been delivered to the Registrar of Companies in England and Wales.

The accounts of KS Biomedix were audited by Deloitte & Touche, Abbots House, Abbey Street, Reading, Berkshire RG1 3BD. The auditors' report on each of these accounts was unqualified within the meaning of section 235 of the Act and did not contain a statement under section 237(2) or (3) of the Act.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                       Year ended 31 May
                                                                     2001       2002       2003
                                                          Note  [GBP]'000  [GBP]'000  [GBP]'000
TURNOVER
Continuing operations                                                 224        340      1,314
Acquisitions                                                          ---        105        ---
Discontinued operations                                                97        ---        ---
                                                                ---------  ---------  ---------
                                                             3        321        445      1,314
Cost of sales                                                         (51)      (157)       (41)
                                                                ---------  ---------  ---------
GROSS PROFIT                                                          270        288      1,273

OPERATING EXPENSES
Research and development expenses                                  (3,033)   (11,202)    (8,695)
------------------------------------------------------------------------------------------------
Amortisation of goodwill                                              ---     (2,867)    (3,277)
Goodwill written off                                        10        ---        ---    (20,852)
Other administrative expenses                                      (1,430)    (2,179)    (2,422)
------------------------------------------------------------------------------------------------
Administrative expenses                                            (1,430)    (5,046)   (26,551)
                                                                ---------  ---------  ---------
Operating expenses                                                 (4,463)   (16,248)   (35,246)

OPERATING LOSS
Continuing                                                         (3,869)   (14,205)   (33,973)
Acquisition                                                           ---     (1,755)       ---
Discontinued operations                                              (324)       ---        ---
                                                                ---------  ---------  ---------
TOTAL OPERATING LOSS: GROUP AND SHARE OF JOINT VENTURE             (4,193)   (15,960)   (33,973)

Share of loss of joint venture                                        ---        (99)      (171)
Amortisation of goodwill arising on acquisition of joint
  venture                                                             ---       (188)      (218)
Profit on sale of discontinued operation                    12        792        ---        ---
                                                                ---------  ---------  ---------
LOSS ON ORDINARY ACTIVITIES BEFORE NET FINANCE INCOME              (3,401)   (16,247)   (34,362)
Finance income (net)                                         4      1,086        985        452
                                                                ---------  ---------  ---------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                  5     (2,315)   (15,262)   (33,910)
Tax on loss on ordinary activities                           6        ---      1,084        752
                                                                ---------  ---------  ---------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                         (2,315)   (14,178)   (33,158)
Minority interests                                          25        126        ---        ---
                                                                ---------  ---------  ---------
RETAINED LOSS FOR THE YEAR                                  19     (2,189)   (14,178)   (33,158)
                                                                =========  =========  =========
Loss per share basic                                         9      (4.5p)    (22.7p)   (51.5p)
Loss per share diluted                                       9      (4.5p)    (22.7p)   (51.5p)


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                       Year ended 31 May
                                                                     2001       2002       2003
                                                                [GBP]'000  [GBP]'000  [GBP]'000
Loss for the year                                                  (2,189)   (14,178)   (33,158)
Gain on foreign currency translation                                   11        (18)        (6)
                                                                ---------  ---------  ---------
TOTAL LOSSES RECOGNISED                                            (2,178)   (14,196)   (33,164)
                                                                =========  =========  =========


CONSOLIDATED BALANCE SHEETS

                                     Pre-FRS18                 Post-FRS18
                                                  2002            2002
                                  2001  (As published)  (As re-stated)       2003
As at 31 May           Note  [GBP]'000       [GBP]'000       [GBP]'000  [GBP]'000
FIXED ASSETS
Intangible assets        10        ---          29,908          29,908      5,778
Tangible assets          11        847           1,964           1,964      3,080
Investments              12        ---              94              94        140
                             ---------  --------------  --------------  ---------
                                   847          31,966          31,966      8,998
CURRENT ASSETS
Stock                    14          4              45              45          9
Debtors                  15      1,409           2,569           2,569      1,752
Short term deposits                ---             ---          17,275      5,401
Cash at bank and in
  hand                          17,060          17,603             328      2,011
                             ---------  --------------  --------------  ---------
                                18,473          20,217          20,217      9,173

Creditors -- amounts
  falling due within
  one year               16     (1,251)         (2,684)         (2,684)    (1,794)
                             ---------  --------------  --------------  ---------
NET CURRENT ASSETS              17,222          17,533          17,533      7,379

TOTAL ASSETS LESS
  CURRENT LIABILITIES           18,069          49,499          49,499     16,377
                             ---------  --------------  --------------  ---------
Creditors -- amounts
  falling due after
  more than one year     17        ---            (267)           (267)      (251)
                             ---------  --------------  --------------  ---------
TOTAL NET ASSETS                18,069          49,232          49,232     16,126
                             =========  ==============  ==============  =========
CAPITAL AND RESERVES
Called up share
  capital                18        979           1,136           1,136      1,148
Share premium
  account                19     25,399          46,961          46,961     48,276
Shares to be issued      19        ---          23,640          23,640     22,371
Other reserves           19        419             419             419        419
Profit and loss
  account                19     (8,728)        (22,924)        (22,924)   (56,088)
                             ---------  --------------  --------------  ---------
SHAREHOLDERS' FUNDS
  -- EQUITY INTERESTS    20     18,069          49,232          49,232     16,126
                             =========  ==============  ==============  =========


CONSOLIDATED CASH FLOW STATEMENTS

                                                                     Year ended 31 May
                                                                   2001       2002       2003
                                                        Note  [GBP]'000  [GBP]'000  [GBP]'000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                21     (4,010)   (12,665)   (10,112)
Returns on investments and servicing of finance           22      1,086      1,204        540
Taxation                                                  22        ---         47      1,246
Capital expenditure                                       22       (251)      (475)    (1,383)
Acquisitions and disposals                                22        201     (4,525)      (421)
                                                              ---------  ---------  ---------
CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND
  FINANCING                                                      (2,974)   (16,414)   (10,130)
Management of liquid resources                            22      3,345       (683)    11,873
Financing                                                 22         67     16,957        (60)
                                                              ---------  ---------  ---------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                 23        438      (140)      1,683
                                                              =========  =========  =========


NOTES TO THE FINANCIAL INFORMATION

1   HISTORY AND BASIS OF PREPARATION

The Group has focused its efforts on the research and development of pharmaceutical products associated with several scientific patents held by the Company or its subsidiary undertakings and has yet to generate significant revenues from sales. To date, the Group's activities have been financed by the issue of securities, the sale of investments and advances from shareholders.

The financial statements for each period have been prepared on a going concern basis which assumes that the company will be able to continue in operational existence for the foreseeable future. At 31 May 2003 the Group's budget indicated that it did not have sufficient funds to allow it to continue in operational existence for 12 months from the date of signing of the 31 May 2003 financial statements.

At the date of publication of the financial statements for the year ended 31 May 2003 the directors have announced a transaction that, if completed, will lead to the group being acquired by Xenova Group plc. The directors believe that after the acquisition, Xenova will be able to provide sufficient funding to enable the Group to operate as a going concern.

The acquisition is subject to completion and approval by shareholders of both Xenova and KS Biomedix, which may not occur. If, for any reason, this acquisition were not to complete the Group would be unable to continue as a going concern.

The Directors are confident that the acquisition will complete, as they believe it to be in the best interests of the shareholders of Xenova and KS Biomedix.

The Directors have prepared working capital forecasts for the Group and reviewed forecasts for the enlarged Xenova group. These forecasts show that the enlarged group will have sufficient funding to continue in operational existence for at lease twelve months from today.

On this basis the directors consider it appropriate to prepare the financial statements on the going concern basis and therefore no adjustments that might otherwise be required have been made.


2   ACCOUNTING POLICIES

The financial information is prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

A)  ACCOUNTING CONVENTION

The financial information is prepared under the historical cost convention.

B)  BASIS OF CONSOLIDATION

The Group financial information consolidates the financial information of KS Biomedix Holdings Plc and all its subsidiary undertakings.

As part of a Group reconstruction KS Biomedix Holdings Plc acquired KS Biomedix Limited in April 1995. This purchase was accounted for under Group merger accounting principles. Under this method, results are reported as if the acquiring and acquired companies have been combined since the earlier date of incorporation. No purchased goodwill is created on acquisition and the assets and liabilities of the acquired company are not adjusted to reflect their fair or market values.

All other subsidiaries are accounted for under the acquisition method, where the results are consolidated from the date of acquisition.

C)  GOODWILL

Goodwill arising on the acquisition of subsidiary undertakings, representing any excess of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life, which is 10 years. Provision is made for any impairment.

Goodwill arising on acquisitions in the year ended 31 May 1998 and earlier periods was written off to reserves in accordance with the accounting standard then in force. As permitted by the current accounting standard the goodwill previously written off to reserves has not been reinstated in the balance sheet. On disposal or closure of a previously acquired business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

D)  PATENTS

Patent costs comprising legal fees and other direct costs incurred in obtaining and maintaining patents are written off in the year of expenditure.

E)  TANGIBLE FIXED ASSETS

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on the following basis at the following annual rates:

Freehold property        5% per annum    (straight line)
Property improvements    25% per annum   (reducing balance)
Fittings and equipment   25% per annum   (reducing balance)
Motor vehicles           25% per annum   (reducing balance)

F)  RESEARCH AND DEVELOPMENT

Research and development costs are written off as incurred.

G)  GOVERNMENT GRANTS

Government grants in respect of capital items are accounted for as deferred income and amortised over the expected useful economic life of the asset concerned. Government grants in respect of revenue items are credited to the profit and loss account in the period related to that in which the expenditure is incurred.

H)  FIXED ASSET INVESTMENTS

Fixed asset investments are shown at cost less any provision for impairment.

I)  JOINT VENTURES

In the Group financial statements, investments in joint ventures are accounted for using the gross equity method. The consolidated profit and loss account includes the Group's share of joint ventures' profits less losses, while the Group's share of the net assets of the joint ventures is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is written off in the year of acquisition.

J)  STOCKS

Stocks are stated at the lower of cost and net realisable value. Cost includes materials and expenditure required to bring the stock to its present location. Net realisable value is based on the estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

K)  SHORT-TERM DEPOSITS

Bank deposits which are not repayable on demand are treated as short-term deposits in accordance with FRS1 "Cash flow statements". Movements in such deposits are included under "Management of liquid resources" in the consolidated cash flow statement. The 31 May 2002 cash balance has been restated to reflect the maturity profile of the cash and short-term investments held.

L)  TAXATION

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued asset and the gain or loss expected to be recognised on the sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

M)  TURNOVER

Turnover represents revenues from license agreements and the sale of products, net of VAT and other taxes.

Revenues from license agreements are recognised in order to match revenues with the underlying deliverables required to fulfil the specific agreement or the achievement of the related milestone. In recognising revenue, consideration is given to the terms and conditions of the agreement. Non-refundable access fees and milestone payments are recognised when they become contractually binding, provided that there are no related commitments for the Group, and that the recoverability is assured.

N)  LEASES

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and depreciated over the shorter of the lease terms and their useful lives.

The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

O)  FOREIGN CURRENCY

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the closing rates of exchange at the end of the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets are dealt with through reserves. All other exchange differences are included in the profit and loss account.

P)  FINANCIAL INSTRUMENTS

The Group's financial instruments comprise cash, liquid resources and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations.

The Group does not enter into derivative transactions for speculative purposes. It has been, throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

Q)  PENSIONS

The Group operates a defined contribution pension scheme.

The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

3   SEGMENT INFORMATION

                                                      Canada/
2003                                    UK/R&D  Manufacturing      Group
                                     [GBP]'000      [GBP]'000  [GBP]'000
Turnover by geographical location        1,314            ---      1,314
Cost of sales                              (41)           ---       (41)
                                     ---------  -------------  ---------
Gross profit                             1,273            ---      1,273
Operating expenses                     (33,170)        (2,076)   (35,246)
                                     ---------  -------------  ---------
OPERATING LOSS                         (31,897)        (2,076)   (33,973)
                                     =========  =============  =========
SEGMENT NET ASSETS                      14,008          2,118     16,126
                                     =========  =============  =========

                                    Continuing   Acquisitions
                                    operations        Canada/
2002                                    UK/R&D  Manufacturing      Group
                                     [GBP]'000      [GBP]'000  [GBP]'000
Turnover by geographical location:
United Kingdom                               2            ---          2
European Union                              46            ---         46
Rest of the World                          292            105        397
                                    ----------  -------------  ---------
                                           340            105        445
Cost of sales                              (69)           (88)      (157)
                                    ----------  -------------  ---------
Gross profit                               271             17        288
Operating expenses                     (14,476)       (1,772)    (16,248)
                                    ----------  -------------  ---------
OPERATING LOSS                        (14,205)        (1,755)    (15,960)
                                    ==========  =============  =========
SEGMENT NET ASSETS                      48,446            787     49,233
                                    ==========  =============  =========

                                                Discontinued
                                    Continuing    operations
                                    operations     Far East/
2001                                    UK/R&D      Hospital      Group
                                     [GBP]'000     [GBP]'000  [GBP]'000
Turnover by geographical location:
United Kingdom                              26           ---         26
European Union                              33           ---         33
Far East                                   ---            97         97
Rest of the World                          165           ---        165
                                    ----------  ------------  ---------
                                           224            97        321
Cost of sales                              (5)          (46)        (51)
                                    ----------  ------------  ---------
Gross profit                               219            51        270
Operating expenses                     (4,088)         (375)     (4,463)
                                    ----------  ------------  ---------
OPERATING LOSS                         (3,869)         (324)     (4,193)
                                    ==========  ============  =========
SEGMENT NET ASSETS                      18,069           ---     18,069
                                    ==========  ============  =========


4   FINANCE INCOME (NET)

                                                         Year ended 31 May
                                                       2001       2002       2003
                                                  [GBP]'000  [GBP]'000  [GBP]'000
Bank interest receivable                              1,095      1,012        474
Bank loan interest payable                              ---        (17)       (15)
Interest element of finance lease rentals               (9)        (10)        (7)
                                                  ---------  ---------  ---------
                                                      1,086        985        452
                                                  =========  =========  =========


5   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

Loss on ordinary activities is stated after charging/(crediting):

                                                         Year ended 31 May
                                                       2001       2002       2003
                                                  [GBP]'000  [GBP]'000  [GBP]'000
Auditors' remuneration
-- audit services                                        18         28         34
-- non-audit services                                    37        104         79
Amortisation of goodwill                                ---      2,868      3,278
Goodwill written off                                    ---        ---     20,852
Depreciation of tangible fixed assets
-- owned                                                263        202        245
-- held under finance lease contracts                    29         26         25
Property rentals for land and buildings under
  operating leases                                       34         96        180
Research and development costs                        3,033     11,202      8,695
Government grants receivable                            (6)         (2)        (3)
Provision for Asiaprise net assets (see note 12)       (324)       ---        ---
                                                  =========  =========  =========


Auditors' remuneration for non-audit services comprised fees for advising the Group on its tax affairs, for completing the review of the interim financial statements and for due diligence services.

Details of the circumstances surrounding the goodwill write off are set out in note 10 below.

6   TAX ON LOSS ON ORDINARY ACTIVITIES

                                                           2001       2002       2003
                                                      [GBP]'000  [GBP]'000  [GBP]'000
UK CORPORATION TAX -- R&D TAX CREDIT
Current year                                                ---        631        747
Prior years                                                 ---        453          5
                                                      ---------  ---------  ---------
                                                            ---      1,084        752
                                                      =========  =========  =========


The UK Corporation tax credits relate to research and development tax credits claimed under the Finance Act 2000.

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK Corporation tax to the loss before tax is as follows:

                                                            2001       2002       2003
                                                       [GBP]'000  [GBP]'000  [GBP]'000
Loss on ordinary activities before tax                   (2,315)    (15,262)   (33,910)
Add back share of joint venture loss and amortisation
  before tax                                                 ---        287        388
                                                       ---------  ---------  ---------
GROUP LOSS ON ORDINARY ACTIVITIES BEFORE TAX             (2,315)    (14,975)   (33,522)
                                                       ---------  ---------  ---------
Tax credit on Group loss at standard UK corporation
  tax rate of 30%                                            695      4,493     10,057
Effects of:
Expenses not deductible for tax purposes                   (237)       (959)    (7,254)
Movement in short-term timing differences                    ---        (11)        82
R&D tax credit                                               ---        630        746
Tax losses not recognised                                  (458)     (3,522)    (2,884)
Adjustment in respect of prior years                         ---        453          5
                                                       ---------  ---------  ---------
GROUP TAX CREDIT FOR THE CURRENT YEAR                        ---      1,084        752
                                                       =========  =========  =========


The Group policy for accounting for deferred tax changed in 2002 to comply with FRS 19 (Deferred tax). Previously deferred tax was only provided to the extent that timing differences were expected to reverse in the future without being replaced. Deferred tax is now provided in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. The statement of accounting policies describes the deferred tax policy. The impact of this change in policy does not require a prior year adjustment as the Directors do not believe that the Group will make taxable profits in the foreseeable future. Accordingly a net deferred tax asset of [GBP]5.7 million (2002 -- [GBP]2.5 million; 2001 -- [GBP]1.6 million) has not been recognised.


7   STAFF COSTS

Particulars of employees including executive directors are included below:

The average monthly number of employees (including executive directors) was:

                                                           2001    2002    2003
                                                         Number  Number  Number
R&D                                                          25      50      61
Hospital                                                     16     ---     ---
Administration                                                6      15      15
                                                         ------  ------  ------
                                                             47      65      76
                                                         ======  ======  ======

The aggregate remuneration comprised:

                                                      2001       2002       2003
                                                 [GBP]'000  [GBP]'000  [GBP]'000
Wages                                                1,269      2,336      2,820
Social security costs                                  117        228        287
Pension costs                                           27         78        108
                                                 ---------  ---------  ---------
                                                     1,413      2,642      3,215
                                                 =========  =========  =========


The Group operates a defined contribution pension scheme for which the pension charge in the year is disclosed above.


8   DIRECTORS' REMUNERATION

The total amounts for Directors' remuneration and other benefits were as follows:

                                                      2001       2002       2003
                                                 [GBP]'000  [GBP]'000  [GBP]'000
Emoluments                                             362        511        489
Gains on exercise of share options                   2,621        898        ---
Company contributions to money purchase pension
  schemes                                                7         22         29
                                                 ---------  ---------  ---------
                                                     2,990      1,431        518
                                                 =========  =========  =========

The number of Directors for whom contributions to money purchase pension schemes were made in the year was 2 (2002: 2; 2001: 2).

The amounts for remuneration include the following in respect of the highest paid Director:

                                                      2001       2002       2003
                                                 [GBP]'000  [GBP]'000  [GBP]'000
Emoluments                                              43         13        169
Gains on exercise of share options                   2,621        477        ---
Company contributions to money purchase pension
  schemes                                              ---        ---         17
                                                 ---------  ---------  ---------
                                                     2,664        490        186
                                                 =========  =========  =========

The shares issued to the highest paid Director on exercise of options during the year, had not been sold at 31 May 2002.

                                        Year ended 31 May 2003
                       Basic    Taxable                Annual    Company
                      salary   benefits       Fees      bonus    pension      Total
                   [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
NAME OF DIRECTOR
Executive
S J Powell               169        ---        ---        ---         17        186
I A F Miscampbell        128        ---        ---        ---         13        141
K S Tan                   81        ---        ---        ---        ---         81

Non-executive
J L Rennocks             ---        ---         38        ---        ---         38
B Morgan                 ---        ---         15        ---        ---         15
F Merchant               ---        ---         15        ---        ---         15
I McManus                ---        ---         15        ---        ---         15
J J Wright               ---        ---         15        ---        ---         15
M Young                  ---        ---         12        ---        ---         12
                   ---------  ---------  ---------  ---------  ---------  ---------
                         378        ---        110        ---         30        518
                   =========  =========  =========  =========  =========  =========

                                       112

                                                              Year ended 31 May 2002
                                             Basic    Taxable                Annual    Company
                                            salary   benefits       Fees      bonus    pension      Total
                                         [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
NAME OF DIRECTOR
Executive
I A F Miscampbell                              102        ---        ---         29         10        141
S J Powell                                     131        ---        ---         10         12        153
K S Tan                                         81        ---        ---        ---        ---         81
F Merchant (appointed 31 July 2001)             90          1        ---        ---        ---         91

Non-executive
B R R Butler (resigned 31 October 2001)        ---        ---          5        ---        ---          5
I McManus (appointed 21 February 2001)         ---        ---          4        ---        ---          4
J L Rennocks                                   ---        ---         32        ---        ---         32
B Morgan                                       ---        ---         13        ---        ---         13
J J Wright                                     ---        ---         13        ---        ---         13
                                         ---------  ---------  ---------  ---------  ---------  ---------
                                               404          1         67         39         22        533
                                         =========  =========  =========  =========  =========  =========


                                                              Year ended 31 May 2001
                                             Basic    Taxable                Annual    Company
                                            salary   benefits       Fees      bonus    pension      Total
                                         [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000
NAME OF DIRECTOR
Executive
S J Powell (appointed 13 April 2000)           102         19        ---         20          4        145
K S Tan                                         82        ---        ---        ---        ---         82
I A F Miscampbell
  (appointed 13 December 2000)                  50        ---        ---         10          3         63
M W Myerscough                                  43        ---        ---        ---        ---         43

Non-executive
B R R Butler                                   ---        ---         12        ---        ---         12
J J Wright                                     ---        ---         12        ---        ---         12
B Morgan                                       ---        ---         12        ---        ---         12
                                         ---------  ---------  ---------  ---------  ---------  ---------
                                               277         19         36         30          7        369
                                         =========  =========  =========  =========  =========  =========


The remuneration committee determined annual bonuses. The aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the company.


NON-EXECUTIVE DIRECTORS' REMUNERATION

Fees payable to Non-Executive Directors are determined by the Board. Individual Non-Executive Directors play no part in determining their own fees. On 17 January 2002 the Board approved an increase in Non-Executive fees to [GBP]15,000 per annum. At the same time the remuneration package of the Chairman was increased to [GBP]37,500 per annum of which [GBP]12,500 was taken as shares.

SHARE OPTIONS

Share options over ordinary shares have been granted to Directors of KS Biomedix Holdings Plc as follows:

                                            Year ended 31 May 2003
                        At                           At  Exercise    Date from
                    1 June                       31 May     price        which
                      2002  Granted  Exercised     2003         p  exercisable  Expiry date

B Morgan           100,000      ---        ---  100,000     233.5     08/12/01     07/12/08
S J Powell         350,000      ---        ---  350,000     421.0     01/12/02     30/11/09
                   100,000      ---        ---  100,000     233.8     24/09/04     23/09/11
I A F Miscampbell  100,000      ---        ---  100,000     612.7     31/10/03     30/10/10
                   150,000      ---        ---  150,000     233.8     24/09/04     23/09/11


                                            Year ended 31 May 2002
                        At       Granted                  At  Exercise  Earliest
                    1 June  24 September              31 May     price   date of   Date of
                      2001          2001  Exercised     2002         p  exercise    expiry
B R R Butler       150,000           ---    150,000      ---       ---       ---       ---
J J Wright         170,000           ---    170,000      ---       ---       ---       ---
B Morgan           100,000           ---        ---  100,000     233.5  08/12/01  07/12/08
S J Powell         350,000           ---        ---  350,000     421.0  01/12/02  30/11/09
                       ---       100,000        ---  100,000     233.8  24/09/04  23/09/11
I A F Miscampbell  100,000                      ---  100,000     612.7  31/10/03  30/10/10
                       ---       150,000        ---  150,000     233.8  24/09/04  23/09/11

On 25 July 2001 J Wright exercised 170,000 options when the market price was 300.5p.

On 27 July 2001 B Butler exercised 150,000 options when the market price was 300.5p.

                                                Year ended 31 May 2001
                                                                               Exercise   Gains on
                      2000  Granted  Exercised     2001              Exercise     price   exercise
                    Number   Number     Number   Number                  date         p  [GBP]'000
J J Wright         170,000      ---        ---  170,000       Before 06/09/01        20        ---
M W Myerscough     455,000      ---    455,000      ---                   ---        20      2,621
B R R Butler       150,000      ---        ---  150,000       Before 06/09/01        20        ---
B Morgan           100,000      ---        ---  100,000  08/12/01 to 07/12/08     233.5        ---
S J Powell         350,000      ---        ---  350,000  01/12/02 to 30/11/09       421        ---
I A F Miscampbell      ---  100,000        ---  100,000  31/10/03 to 30/10/10     612.7        ---
                                                                                         ---------
                                                                                             2,621
                                                                                         =========

The options were exercised on 1 February 2001 when the market price was 596p.

Options have been granted to directors as a means of attracting and retaining their services. As such they are not subject to performance criteria.

The market price of ordinary shares at 31 May 2003 was 10p (2002 -- 66.5p; 2001 -- 369p) and the range during the year was 6p -- 66.5p (2002 -- 369p to 66.5p; 2001 -- 369p to 718p).


9   LOSS PER SHARE

The calculations per share are based on the following losses and number of shares:

                                                       Year ended 31 December
                                   2001        2001       2002        2002       2003        2003
                                  Basic     Diluted      Basic     Diluted      Basic     Diluted
                                                     [GBP]'000   [GBP]'000  [GBP]'000   [GBP]'000
Loss for the financial year       2,189       2,189     14,178      14,178     33,158      33,158

For basic and diluted loss per
  share                                  48,624,464             62,555,264             64,440,361
                                         ==========             ==========             ==========

Since the Group reported a net loss, diluted loss per share is equal to basic loss per share.

10  GOODWILL

                                                                          Total
                                                                      [GBP]'000
COST
As at 1 June 2001                                                           ---
Additions                                                                32,776
                                                                      ---------
AS AT 31 MAY 2002                                                        32,776
Additions
                                                                            ---
                                                                      ---------
AS AT 31 MAY 2003                                                        32,776
                                                                      =========
AMORTISATION
As at 1 June 2001                                                           ---
Charge for the year                                                       2,868
                                                                      ---------
AS AT 31 MAY 2002                                                         2,868
Charge for the year                                                       3,278
Goodwill written off                                                     20,852
                                                                      ---------
AS AT 31 MAY 2003                                                        26,998
                                                                      =========

Net book value as at 31 May 2003                                          5,778
                                                                      =========
Net book value at 31 May 2002                                            29,908
                                                                      =========
Net book value at 31 May 2001                                               ---
                                                                      =========


On 14 August 2003 the Directors announced that they had received an offer for the company from Xenova plc which they were recommending to the shareholders for acceptance.

In these circumstances the Directors concluded that it was appropriate to adjust the carrying value of goodwill and investments to reflect the impairment in value implied by the offer price. As a consequence, an additional charge of [GBP]20,852,237 has been made in the year. No adjustment has been made to reflect the impact of subsequent short term fluctuations in the Xenova share price on the value of the offer from the date of acceptance by the Directors.

11  TANGIBLE FIXED ASSETS

                                                   Property
                                        Freehold   Improve-  Fittings &      Motor
                                        property      ments   equipment   vehicles      Total
                                       [GBP]'000  [GBP]'000   [GBP]'000  [GBP]'000  [GBP]'000
COST
As at 1 June 2000                            590         69       1,297         28      1,984
Additions                                    ---          3         260        ---        263
Disposals                                    ---         (7)        (18)       (12)       (37)
Sale of subsidiary undertaking               ---        ---      (1,004)        (8)    (1,012)
Currency translation adjustment              ---        ---          47          1         48
                                       ---------  ---------  ----------  ---------  ---------
AS AT 31 MAY 2001                            590         65         582          9      1,246
Acquisition of subsidiary undertaking        611          7         264        ---        882
Additions                                    213        ---         298        ---        511
Disposals                                    ---        ---         (35)       ---        (35)
Currency translation adjustment              (31)       (10)        (25)       ---        (66)
                                       ---------  ---------  ----------  ---------  ---------
AS AT 31 MAY 2002                          1,383         62       1,084          9      2,538
Additions                                    948        ---         436        ---      1,384
Disposals                                    ---        ---         (10)       ---        (10)
Currency translation adjustment                8          2           6        ---         16
                                       ---------  ---------  ----------  ---------  ---------
31 MAY 2003                                2,339         64       1,516          9      3,928
                                       =========  =========  ==========  =========  =========
DEPRECIATION
As at 1 June 2000                             48         48         489         14        599
Charge for the year                           29          5         257          1        292
Disposals                                    ---         (7)        (18)        (1)       (26)
Sale of subsidiary undertaking               ---        ---        (472)       (10)      (482)
Currency translation adjustment              ---        ---          15          1         16
                                       ---------  ---------  ----------  ---------  ---------
AS AT 31 MAY 2001                             77         46         271          5        399
Charge for the year                           52         12         162          1        227
Disposals                                    ---        ---         (26)       ---        (26)
Currency translation adjustment               (3)       (10)        (13)       ---        (26)
                                       ---------  ---------  ----------  ---------  ---------
AS AT 31 MAY 2002                            126         48         394          6        574
Charge for the year                           76          3         190          1        270
Disposals                                    ---        ---          (2)       ---         (2)
Currency translation adjustment                1          2           3        ---          6
                                       ---------  ---------  ----------  ---------  ---------
31 MAY 2003                                  203         53         585          7        848
                                       =========  =========  ==========  =========  =========

Net book value at 31 May 2003              2,136         11         931          2      3,080
                                       =========  =========  ==========  =========  =========

Net book value at 31 May 2002              1,257         14         690          3      1,964
                                       =========  =========  ==========  =========  =========
Net book value at 31 May 2001                513         19         311          4        847
                                       =========  =========  ==========  =========  =========


The net book value of all tangible fixed assets held under finance lease contracts is [GBP]83,000 (2002 -- [GBP]108,000; 2001 -- [GBP]nil).


12  FIXED ASSET INVESTMENTS

FIXED ASSET INVESTMENTS

                                                     2001       2002       2003
                                                [GBP]'000  [GBP]'000  [GBP]'000
Joint venture:
Share of gross assets                                 ---        103        193
Share of gross liabilities                            ---         (9)       (53)
                                                ---------  ---------  ---------
                                                      ---         94        140
                                                =========  =========  =========

The gross equity disclosures in respect of the joint venture required by FRS 9 are shown in the notes and not the primary statements as the Directors consider that these items are not material.

During 2001 the Group disposed of its interest in Asiaprise Sdn Bhd a Malaysian Cancer Centre. After accounting for the proceeds arising on disposal, the net assets of Asiaprise on the date of disposal and the negative goodwill previously credited to the reserves, the profit on the sale of this investment amounted to [GBP]792,000. The provision previously established against the net assets of Asiaprise at 31 May 2000 of [GBP]324,000 was released in 2001.

The profit on disposal has been calculated as follows:

                                                    2001       2001
                                               [GBP]'000  [GBP]'000
DISPOSAL PROCEEDS                                               300
Net assets disposed of:
Tangible fixed assets                                531
Stocks                                                54
Debtors                                               28
Cash                                                  99
Creditors                                           (704)
                                               ---------
                                                                 (8)
                                                          ---------
Profit before goodwill and minority interests                   292
Minority interests                                                3
Goodwill attributable to the business                           497
                                                          ---------
Profit on disposal                                              792
                                                          =========


PRINCIPAL GROUP INVESTMENTS

The parent company and the Group have investments in the following subsidiary undertakings and joint venture which affected the results and net assets of the Group.

                     Country of
                     incorporation  Principal activity             Holding     %
KS Biomedix Limited  UK             Development of pharmaceutical  Ordinary  100
                                    products                       shares
K S Avicenna Inc     Canada         Manufacture of pharmaceutical  Common    100
                                    products                       stock
Discerna Limited     UK             Research and development       Ordinary   50
                                                                   shares


The investment in joint venture comprises the Group's interest in Discerna Limited. The Group initially subscribed for share capital representing 33% of Discerna Limited in return for a 50% economic and voting interest therein. The Group undertook to subscribe for further shares to bring the total holding in Discerna Limited up to 50% after the delivery of certain scientific and business related milestones. These milestones were achieved in 2003 and the Group subscribed for
                                       117
further shares at a cost of [GBP]435,000 (the further subscription is disclosed as a capital commitment in 2002 note 25). At 31 May 2002 the Group owed [GBP]95,000 to Discerna Limited which is disclosed in Creditors due within one year.


13  ACQUISITION OF SUBSIDIARY UNDERTAKINGS

On 12 July 2001 the Company acquired 100% of the issued share capital of Avicenna Medica Inc (`KSA').

                                        Accounting  Fair value
                                            policy      to the
                            Book value  adjustment       Group
                             [GBP]'000   [GBP]'000   [GBP]'000
Tangible fixed assets              883         ---         883
Intangible assets                  168        (168)        ---
Stocks                              70         (70)        ---
Debtors                            246         ---         246
Cash                               416         ---         416
Creditors                       (1,351)        ---      (1,351)
                            ----------  ----------  ----------
Net assets acquired                432        (238)        194
                            ----------  ----------  ----------
Goodwill                                                32,776
                                                    ----------
                                                        32,970
Satisfied by:
Cash                                                     4,656
Exchangeable shares issued                              27,304
Acquisition costs                                        1,010
                                                    ----------
                                                        32,970
                                                    ==========


The accounting policy adjustments noted above include the write off of capitalised license right payments and materials generated for clinical trial purposes in accordance with the Group accounting policies set out herein.

KSA incurred a loss after tax of C$1,776,000 in the period from 1 August 2000 to 12 July 2001 (year ended 31 July 2000: profit of C$215,000). The summarised profit and loss account for the period from 1 August 2000 to 12 July 2001, shown on the basis of the accounting policies of KSA prior to the acquisition is as follows:

                                                                         C$'000
Turnover                                                                  1,444
Operating expenses                                                       (3,410)
                                                                         ------
Operating loss                                                           (1,966)
Other income                                                                104
                                                                         ------
Loss before tax                                                          (1,862)
Taxation                                                                     86
                                                                         ------
Loss after tax                                                           (1,776)
                                                                         ======


There were no other recognised gains or losses arising during the period.

14  STOCKS

                                                    2001       2002       2003
                                               [GBP]'000  [GBP]'000  [GBP]'000
Finished goods for resale                              4         45          9
                                               =========  =========  =========


15  DEBTORS

                                                    2001       2002       2003
                                               [GBP]'000  [GBP]'000  [GBP]'000
AMOUNTS FALLING DUE WITHIN ONE YEAR:
Trade debtors                                         73        209          1
VAT                                                  162        262        258
Corporation tax recoverable                          ---      1,243        747
Prepayments                                        1,174        769        659
Other debtors                                        ---        ---          1
                                               ---------  ---------  ---------
                                                   1,409      2,483      1,666
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:
Other debtors                                        ---         86         86
                                               ---------  ---------  ---------
                                                   1,409      2,569      1,752
                                               =========  =========  =========


16  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                    2001       2002       2003
                                               [GBP]'000  [GBP]'000  [GBP]'000
Bank loans                                           ---         49         50
Trade creditors                                      548      1,323        893
Accruals                                             619      1,055        641
Obligations under finance leases                     ---         43         38
Taxation and social security                          61         64         63
Deferred income                                       23        ---        ---
Other creditors                                      ---        150        109
                                               ---------  ---------  ---------
                                                   1,251      2,684      1,794
                                               =========  =========  =========


The bank loans are secured on the assets of the Group and the finance leases are secured on the assets to which they relate.


17  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                           2001       2002       2003
                                                      [GBP]'000  [GBP]'000  [GBP]'000
Repayable by instalments between two and five years:
Obligations under finance leases                            ---         54         24
Bank loans                                                  ---        187        150
Repayable by instalments after five years:
Bank loans                                                  ---         26         15
Deferred income                                             ---        ---         62
                                                      ---------  ---------  ---------
                                                            ---        267        251
                                                      =========  =========  =========


The bank loans are secured on the assets of the Group and the finance leases are secured on the assets to which they relate.

Interest on bank loans is charged at between 1.5% and 2.5% over Canadian prime rate.

18  SHARE CAPITAL

The authorised share capital of the Company and the called-up and fully-paid amounts were as follows:

                                          2001                    2002                    2003
                                      Number  [GBP]'000       Number  [GBP]'000       Number  [GBP]'000
AUTHORISED:
Ordinary shares of 2p each       100,000,000      2,000  100,000,000      2,000  100,000,000      2,000
ALLOTTED, CALLED UP, ISSUED AND
  FULLY PAID:
Ordinary shares of 2p each        48,939,058        979   56,820,171      1,136   57,382,702      1,148


ORDINARY SHARES

                                                              Number  [GBP]'000
1 JUNE 2000                                               48,471,015        969
Issued for cash consideration                                468,043         10
                                                          ----------  ---------
31 MAY 2001                                               48,939,058        979
Issued on exercise of options for cash consideration         500,000         10
Issued for cash consideration                              6,022,840        120
Issued on conversion of exchangeable shares                1,153,131         23
Issued as payment for licenses to technology                 199,886          4
Issued in lieu of Non-Executive Directors' fees                5,256          0
                                                          ----------  ---------
31 MAY 2002                                               56,820,171      1,136
Issued for cash consideration                                 99,453          2
Issued on conversion of exchangeable shares                  412,897          9
Issued in lieu of Non-Executive Directors' fees               50,181          1
                                                          ----------  ---------
31 MAY 2003                                               57,382,702      1,148
                                                          ==========  =========


OTHER SHARES

                                           2001                 2002                  2003
                                    Number  [GBP]'000      Number  [GBP]'000     Number  [GBP]'000

AUTHORISED
Special voting shares of 2p each       ---        ---           1        ---          1        ---
Exchangeable shares                    ---        ---   8,658,000     27,273  8,658,000     27,273
ALLOTTED, CALLED-UP AND FULLY-PAID
Special voting shares of 2p each       ---        ---           1        ---          1        ---
Exchangeable shares                    ---        ---   7,504,869     23,640  7,119,029     22,371
                                    ======  =========  ==========  =========  =========  =========

At 1 June                                                     ---        ---  7,504,869     23,640
Issued                                                  8,658,000     27,273     27,057         31
Converted into ordinary shares                         (1,153,131)    (3,633)  (412,897)    (1,300)
                                                       ----------  ---------  ---------  ---------
AT 31 MAY                                               7,504,869     23,640  7,119,029     22,371
                                                       ==========  =========  =========  =========


During 2001 the Company issued 468,043 ordinary shares for a cash consideration of [GBP]106,000 of which 455,000 were in respect of options exercised by a former director. The balance of 13,043 shares was issued to another employee under the Company's share option scheme.

On 12 July 2001, the share capital of the Company was increased as a result of the acquisition of Avicenna Medica Inc and its subsidiary undertakings and the conclusion of the associated Placing and Open Offer for shares in the Company. Full disclosure of the transaction, the associated fund raising exercise, and the increase in the Company's share capital is given in note 13.

ISSUE OF EXCHANGEABLE SHARES

KS Canada Inc. an intermediate holding company issued 8,658,000 exchangeable shares on 12 July 2001 as part of the total consideration for the acquisition of Avicenna Medica Inc. Each exchangeable share is equivalent to one ordinary share in KS Biomedix Holdings plc and can be converted into ordinary shares in the Company at the rate of one to one at any time at the request of the holder. Immediately on issue, 1,153,131 of the exchangeable shares were exchanged and 1,153,131 ordinary shares in the Company were issued as disclosed above. On 17 June 2002 a further 27,057 exchangeable shares were issued in accordance with the terms of the acquisition agreement as a result of a price adjustment concerning working capital at completion. Exchangeable shares were converted into ordinary shares in the Company on three occasions during the year.

The exchangeable shares rank equally with the ordinary shares in the Company, with the same rights and benefits including voting and receiving of dividends. Therefore for the consolidated accounts to present a true and fair view it is necessary to differ from the presentational requirements of the Companies Act 1985 by including these exchangeable shares in the capital and reserves section of the balance sheet as Ordinary Shares of the Company to be issued. The Companies Act 1985 would require the presentation of such shares as a minority interest within shareholders' funds.

ISSUE OF SHARE OPTIONS

In addition to the Directors' share options in note 8 above, other employees have been granted options over shares in the Company as follows:

                                         Number of  Number of  Number of
                                   2002    options    options    options       2003  Exercise
                                 Number    granted  exercised     lapsed     Number     price        Exercise dates
                                                                                            p
Individual option agreements    150,000        ---        ---   (150,000)       ---    357.0p  19/10/02 to 18/10/09
Individual option agreements    100,000        ---        ---        ---    100,000    612.7p  30/10/03 to 29/10/10
Employee scheme                 104,344        ---        ---        ---    104,344    115.0p  28/01/01 to 27/01/08
Employee scheme                   9,600        ---        ---        ---      9,600    312.5p  23/03/02 to 22/03/09
Employee scheme                   7,653        ---        ---        ---      7,653    392.0p  11/10/02 to 10/10/09
Employee scheme                  28,054        ---        ---     (4,316)    23,738    695.0p  13/09/03 to 12/09/10
Employee scheme                  33,269        ---        ---     (5,545)    27,724    541.0p  01/03/04 to 28/02/11
Employee scheme                 179,634        ---        ---    (51,324)   128,310    238.0p  24/09/04 to 23/09/11
Employee scheme                 306,372        ---        ---    (76,593)   229,779    117.5p  22/02/05 to 21/02/12
Individual option               211,929        ---        ---    (21,920)   190,009    233.8p  24/09/04 to 23/09/11
  arrangements
Approved CSOP                       ---    170,000        ---        ---    170,000     11.0p  18/03/06 to 17/03/13
Unapproved CSOP                     ---    405,000        ---    (30,000)   375,000     11.0p  18/03/06 to 17/03/13
                              ---------  ---------  ---------  ---------  ---------
                              1,130,855    575,000        ---   (339,698) 1,366,157
                              =========  =========  =========  =========  =========


                                         Number of  Number of  Number of
                                   2001    options    options    options       2002  Exercise
                                 Number    granted  exercised     lapsed     Number     price        Exercise dates
                                                                                            p
Executive scheme                180,000        ---   (180,000)       ---        ---        20                   ---
Individual option agreements    150,000        ---        ---        ---    150,000       357  19/10/02 to 18/10/09
Individual option agreements    150,000        ---        ---    (50,000)   100,000     612.7  30/10/03 to 29/10/10
Employee scheme                 104,344        ---        ---        ---    104,344       115  28/01/01 to 27/01/08
Employee scheme                   9,600        ---        ---        ---      9,600     312.5  23/03/02 to 22/03/09
Employee scheme                   7,653        ---        ---        ---      7,653       392  11/10/02 to 10/10/09
Employee scheme                  36,686        ---        ---     (8,632)    28,054       695  13/09/03 to 12/09/10
Employee scheme                  55,449        ---        ---    (22,180)    33,269       541  01/03/04 to 28/02/11
Employee scheme                     ---    282,282        ---   (102,648)   179,634     233.8  24/09/04 to 23/09/11
Employee scheme                     ---    331,903        ---    (25,531)   306,372     117.5  22/02/05 to 21/02/12
Individual option agreements        ---    233,849        ---    (21,920)   211,929     233.8  24/09/04 to 23/09/11
                                -------  ---------  ---------  ---------  ---------
                                693,732    848,034   (180,000)  (230,911) 1,130,855
                                =======  =========  =========  =========  =========


                                         Number of  Number of
                                   2000    options    options     2001  Exercise
                                 Number     lapsed    granted   Number     price   Exercise dates
                                                                               p
Executive scheme                180,000        ---        ---  180,000        20  Before 06/09/01
Individual option agreements    150,000        ---        ---  150,000       357      19/10/02 to
                                                                                         18/10/09
Individual option agreements        ---        ---        ---  150,000     612.7      30/10/03 to
                                                                                         29/10/10
Employee scheme                 117,387        ---    (13,043) 104,344       115      28/01/01 to
                                                                                         27/01/08
Employee scheme                  14,400     (4,800)       ---    9,600     312.5      23/03/02 to
                                                                                         22/03/09
Employee scheme                   7,653        ---        ---    7,653       392      11/10/02 to
                                                                                         10/10/09
Employee scheme                     ---     (4,316)       ---   36,686       695      13/09/03 to
                                                                                         12/09/10
Employee scheme                     ---        ---        ---   55,449       541      01/03/04 to
                                                                                         28/02/11
                                -------  ---------  ---------  -------
                                469,440     (9,116)   (13,043) 693,732
                                =======  =========  =========  =======


19  RESERVES

The movements on reserves during the period were as follows:

                                                 Share
                                               premium  Shares to be                    Profit and
                                               account        issued  Other reserves  loss account
                                             [GBP]'000                     [GBP]'000     [GBP]'000
AT 1 JUNE 2000                                  25,302           ---             916        (6,550)
Issue of shares                                     97           ---             ---           ---
Goodwill previously written off included in
  retained profit                                  ---           ---            (497)          ---
Currency translation adjustment                    ---           ---             ---            11
Loss for the year                                  ---           ---             ---        (2,189)
                                             ---------  ------------  --------------  ------------
AT 31 MAY 2001                                  25,399           ---             419        (8,728)
Issue of shares                                 19,667           ---             ---           ---
Expense of share issue                          (1,714)          ---             ---           ---
Exchangeable shares issued                         ---        27,273             ---           ---
Shares exchanged                                 3,609        (3,633)            ---           ---
Currency translation adjustment                    ---           ---             ---           (18)
Loss for the year                                  ---           ---             ---       (14,178)
                                             ---------  ------------  --------------  ------------
AT 31 MAY 2002                                  46,961        23,640             419       (22,924)
Issue of shares                                     26           ---             ---           ---
Expenses of share issue                             (4)          ---             ---           ---
Exchangeable shares issued                         ---            31             ---           ---
Shares exchanged                                 1,293        (1,300)            ---           ---
Currency translation adjustment                    ---           ---             ---            (6)
Loss for the year                                  ---           ---             ---       (33,158)
                                             ---------  ------------  --------------  ------------
AT 31 MAY 2003                                  48,276        22,371             419       (56,088)
                                             =========  ============  ==============  ============


Other reserves relate to the premium paid on shares issued by KS Biomedix Limited prior to the Group restructuring and the listing of the Company's shares.

20  MOVEMENT ON EQUITY SHAREHOLDERS' FUNDS

                                                                      Year ended 31 May
                                                                    2001       2002       2003
                                                               [GBP]'000  [GBP]'000  [GBP]'000
Loss for the financial year                                       (2,188)   (14,178)   (33,158)
Other recognised gains and losses                                     10        (18)        (5)
Proceeds of share issues (net of issue costs)                        106     45,360         56
Goodwill previously written off included in retained profit         (497)       ---        ---
                                                               ---------  ---------  ---------
NET (DECREASE)/INCREASE IN EQUITY SHAREHOLDERS' FUNDS             (2,569)    31,164    (33,107)
Opening equity shareholders' funds                                20,638     18,069     49,233
                                                               ---------  ---------  ---------
Closing equity shareholders' funds                                18,069     49,233     16,126
                                                               =========  =========  =========

21  RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING
ACTIVITIES

                                                                      Year ended 31 May
                                                                    2001       2002       2003
                                                               [GBP]'000  [GBP]'000  [GBP]'000
Operating loss                                                    (4,193)   (15,960)   (33,973)
Depreciation                                                         292        227        270
Amortisation of goodwill                                             ---      2,868      3,278
Goodwill written off                                                 ---        ---     20,852
Profit on disposal of fixed assets                                   ---        (20)       ---
(Decrease)/increase in stock                                          (9)       (41)        35
Decrease/(increase) in debtors                                    (1,044)      (202)       233
(Decrease)/increase in creditors                                     944        463       (807)
                                                               ---------  ---------  ---------
Net cash outflow from operating activities                        (4,010)   (12,665)   (10,112)
                                                               =========  =========  =========

22  ANALYSIS OF CASH FLOWS

                                                                    2001       2002       2003
                                                               [GBP]'000  [GBP]'000  [GBP]'000
RETURN ON INVESTMENT AND SERVICING OF FINANCE
Interest received                                                  1,095      1,231        562
Interest paid                                                        ---        (17)       (15)
Interest element of finance lease rentals                             (9)       (10)        (7)
                                                               ---------  ---------  ---------
                                                                   1,086      1,204        540
                                                               =========  =========  =========
TAXATION
R & D Tax credit received                                            ---         47      1,246
                                                               ---------  ---------  ---------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                   (263)      (511)    (1,383)
Sale of tangible fixed assets                                         12         36        ---
                                                               ---------  ---------  ---------
                                                                    (251)      (475)    (1,383)
                                                               ---------  ---------  ---------
ACQUISITIONS AND DISPOSALS
Net cash proceeds on disposal of shares in Asiaprise                 300        ---        ---
Cash transferred on disposal                                         (99)       ---        ---
Purchase of subsidiary undertaking                                   ---     (4,656)       ---
Cash acquired with subsidiary                                        ---        416        ---
Investment in joint venture                                          ---       (285)      (421)
                                                               ---------  ---------  ---------
                                                                     201     (4,525)      (421)
                                                               =========  =========  =========


                                                                    2001       2002       2003
                                                               [GBP]'000  [GBP]'000  [GBP]'000
MANAGEMENT OF LIQUID RESOURCES
Movement in cash placed on term deposit                            3,345       (683)    11,873
                                                               =========  =========  =========
FINANCING
Issue of ordinary share capital                                      106     17,077         25
Capital element of finance lease payments                            (39)       (60)       (35)
Bank loan repayments                                                 ---        (60)       (50)
                                                               ---------  ---------  ---------
                                                                      67     16,957        (60)
                                                               =========  =========  =========

23  ANALYSIS OF NET FUNDS

                                                   Finance    Finance
                            Cash at              lease due  lease due   Debt due   Debt due
                           bank and      Liquid     within      after     within      after
                            in hand  resources*   one year   one year   one year   one year  Net funds
                          [GBP]'000   [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000  [GBP]'000

ANALYSIS OF NET FUNDS
AT 1 JUNE 2000                   30      19,936       (106)      (127)       ---        ---     19,733
Cash flow                       436      (3,344)       ---         39        ---        ---     (2,869)
Disposal of subsidiary          ---         ---        106         88        ---        ---        194
Exchange movement                 2         ---        ---        ---        ---        ---          2
                          ---------  ----------  ---------  ---------  ---------  ---------  ---------
AT 31 MAY 2001                  468      16,592        ---        ---        ---        ---     17,060
Cash flow                      (140)        683        ---         60        ---         60        663
Acquired with subsidiary        ---         ---        (43)      (114)       (49)      (273)      (479)
                          ---------  ----------  ---------  ---------  ---------  ---------  ---------
AT 31 MAY 2002                  328      17,275        (43)       (54)       (49)      (213)    17,244
Cashflow                      1,683     (11,873)         5         30        ---         50    (10,105)
Exchange movement               ---         ---        ---        ---         (1)        (2)        (3)
                          ---------  ----------  ---------  ---------  ---------  ---------  ---------
AT 31 MAY 2003                2,011       5,402        (38)       (24)       (50)      (165)     7,136
                          =========  ==========  =========  =========  =========  =========  =========


* Liquid resources represent term deposits of less than one year.

MAJOR NON-CASH TRANSACTIONS

A certain proportion of the consideration for the acquisition of Avicenna Medica Inc and the in-licensing of products from Intracel Corporation in July 2001 comprised shares in the Company and exchangeable shares in KS Canada Inc an intermediate holding company. Full details of these transactions are given in the notes 13 and 18.


24  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                               Year ended 31 May
                                                             2001       2002       2003
                                                        [GBP]'000  [GBP]'000  [GBP]'000
Increase/(decrease) in cash in the year                       437       (140)     1,683
Cash flow from change in financing                             39        120         85
Cash flow from movement in liquid resources                (3,345)       683    (11,873)
Loans disposed with subsidiary                                194        ---        ---
Exchange movement                                               2        ---         (4)
Loans and finance leases acquired with subsidiary             ---       (479)       ---
                                                        ---------  ---------  ---------
Movement in net funds in the year                          (2,673)       184    (10,109)
Net funds at the start of the year                         19,733     17,060     17,244
                                                        ---------  ---------  ---------
Net funds at the end of the year                           17,060     17,244      7,135
                                                        =========  =========  =========


25  MINORITY INTERESTS

                                                                         Equity
                                                                      interests
                                                                      [GBP]'000
At 1 June 2000                                                              123
Loss on ordinary activities after taxation                                 (126)
Net assets of minority interests                                             (3)
Currency translation adjustments                                              6
                                                                      ---------
AT 31 MAY 2001                                                              ---
                                                                      =========

26  GUARANTEES AND COMMITMENTS

(a) Operating leases

Annual commitments under non-cancellable operating leases are as follows:

                                                     2001       2002       2003
                                                [GBP]'000  [GBP]'000  [GBP]'000
Land and buildings
Expiring in less than one year                         40        ---        ---
Expiring between two and five years                   ---        178        ---
                                                ---------  ---------  ---------
At 31 May                                              40        178        179
                                                =========  =========  =========

(b) Capital commitments

                                                     2001       2002       2003
                                                [GBP]'000  [GBP]'000  [GBP]'000
Contracted but not provided for:
Investment in joint venture                           ---        460        ---
Capital expenditure                                   ---        ---        152
                                                ---------  ---------  ---------
AT 31 MAY                                             ---        460        152
                                                =========  =========  =========


27  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

This note provides an explanation of the role that financial instruments have had during the period in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13: Derivatives and other financial instruments. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit, and the generation of additional cash resources through the issue of shares from time to time. Where, possible, the Group seeks to match income in foreign currencies with expenditure denominated in the same currency. The Group also uses forward contracts to manage the current risk associated with unmatched foreign currency receipts and payments.

INTEREST RATE PROFILE

                      Cash at bank
                       and in hand   Short term       Financial       Financial
                      non interest  deposits at  liabilities at  liabilities at
                           bearing  fixed rates  floating rates     fixed rates
                         [GBP]'000    [GBP]'000       [GBP]'000       [GBP]'000

31 May 2003
Sterling                       674        4,863             ---             ---
US Dollars                   1,053          ---             ---             ---
Canadian Dollars               259          538             215              62
Euro                            25          ---             ---             ---
                      ------------  -----------  --------------  --------------
                             2,011        5,401             215              62
                      ============  ===========  ==============  ==============

31 May 2002
Sterling                       271       17,275             ---             ---
US Dollars                     ---          ---             ---             ---
Canadian Dollars                58          ---             262              97
                      ------------  -----------  --------------  --------------
                               329       17,275             262              97
                      ============  ===========  ==============  ==============
31 May 2001
Sterling                       468       16,592             ---             ---
US dollars                     ---          ---             ---             ---
Canadian Dollars               ---          ---             ---             ---
                      ------------  -----------  --------------  --------------
                               468       16,592             ---             ---
                      ============  ===========  ==============  ==============


The fixed rate sterling and Canadian dollar deposits were placed with banks for between one week and four months and earned interest of between 2.8% and 3.6% at 31 May 2003 (2002: between 3.8% and 4.2%; 2001: between 4.7% and 6.0%).

The Group's floating rate financial liabilities at 31 May 2003 were subject to interest rates ranging between 1.5% and 2.5% over Canadian prime rate (2002: between 1.5% and 2.5%, 2001: nil) and between 7.5% and 16.0% for the fixed rate liabilities (2002: between 7.5% and 16.0%, 2001: nil). The fixed rate liabilities relate to finance leases for the purchase of equipment at KS Avicenna Inc. The weighted average interest rate at 31 May 2003 was 9.5% (2002:
8.6%, 2001: nil) and the weighted average period remaining on these liabilities was 16 months (2002: 20 months, 2001: nil).

MATURITY PROFILE

The maturity profile of the Group's financial liabilities is as follows:

2003                                          Bank loans  Finance leases      Total
                                               [GBP]'000       [GBP]'000  [GBP]'000
Due within one year                                   49              38         88
More than one year but less than two years            49              18         67
More than two years but less than five years         101               7        107
More than five years                                  15             ---         15
                                              ----------  --------------  ---------
AT 31 MAY                                            214              63        277
                                              ==========  ==============  =========

2002                                          Bank loans  Finance leases      Total
                                               [GBP]'000       [GBP]'000  [GBP]'000
Due within one year                                   49              43         92
More than one year but less than two years            49              35         84
More than two years but less than five years         138              19        157
More than five years                                  26             ---         26
                                              ----------  --------------  ---------
AT 31 MAY                                            262              97        359
                                              ==========  ==============  =========

                                       126

CURRENCY EXPOSURE

The Group's functional currencies are Sterling and Canadian Dollars. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or `functional') currency of the operating unit involved.

                                     Canadian
2003                                  Dollars  US Dollars       Euro      Total
                                    [GBP]'000   [GBP]'000  [GBP]'000  [GBP]'000
Sterling                                  (48)       (225)      (108)      (381)
Canadian Dollars                          ---          (3)       ---         (3)
                                    ---------  ----------  ---------  ---------
                                          (48)       (228)      (168)      (384)
                                    =========  ==========  =========  =========


                                     Canadian
2002                                  Dollars  US Dollars       Euro      Total
                                    [GBP]'000   [GBP]'000  [GBP]'000  [GBP]'000
Sterling                                 (162)       (125)      (169)      (455)
Canadian Dollars                          ---        (112)       ---       (112)
                                    ---------  ----------  ---------  ---------
AT 31 MAY                                (162)       (237)      (169)      (567)
                                    =========  ==========  =========  =========


At 31 May 2001 the Group had a short-term debtor of C$980,000.

FAIR VALUE

The Directors consider that the fair values of the Group's financial instruments, with the exception of forward currency contracts, do not significantly differ from their book values.

At 31 May 2003 the Group held outstanding forward currency contracts with a book value of [GBP]nil, the fair value of which represented a loss of [GBP]23,000. At 31 May 2002 and 31 May 2001 the Group did not hold any outstanding forward contracts.


28  RELATED PARTY TRANSACTIONS

With effect from 1 April 2002 F and R Merchant resigned as employees of the Company. On the same date the Company entered into an agreement for the provision of consultancy services with Aries Biologics Inc (`Aries'), a Company incorporated under the laws of the province of Alberta, Canada. Aries provides manufacturing and regulatory consultancy services to the biotechnology industry. F Merchant, a non-executive director of the Company and his wife are the principal beneficial shareholders of Aries. The service agreement expired on 31 March 2004.

In the year ended 31 May 2003 [GBP]469,621 (2002: [GBP]107,878; 2001: [GBP]nil)
was charged to the profit and loss account in respect of services provided by Aries. At 31 May 2003 a balance of [GBP]15,640 (2002: [GBP]161,778; 2001:
[GBP]nil) due to Aries was included within trade creditors in the consolidated balance sheet and [GBP]11,159 (2002: [GBP]53,900; 2001: [GBP]nil) was included within prepayments in respect of services not yet received.

At 31 May 2003 the Company owed [GBP]108,750 (2002: [GBP]94,908; 2001:
[GBP]nil) to Discerna Limited in respect of its investment in share capital. This represents the final instalment of the Company's investment in the joint venture.

                                    PART VII

                             ADDITIONAL INFORMATION

1   RESPONSIBILITY STATEMENT

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.


2   DIRECTORS AND EMPLOYEES

The names, ages and functions of the Directors are as follows:

John Bernard Haysom Jackson -- Non-executive Chairman (74)

David Aufrere Oxlade -- Chief Executive Officer (54)

Daniel Abrams -- Chief Financial Officer (48)

John Waterfall -- Development Director (56)

Peter Lewis Gillett -- Non-executive Director (61)

Adrian Llewellyn Harris -- Non-executive Director (53)

Thomas Ronald Irwin -- Non-executive Director (68)

John Leonard Rennocks -- Non-executive Director (58)

Michael David Young -- Non-executive Director (64)

The business address of each of the Directors is 957 Buckingham Avenue, Slough, Berkshire SL1 4NL.


3   XENOVA AND ITS REGISTERED OFFICE

(A) Xenova was incorporated and registered in England on 19 March 1992 under the Act as a private company limited by shares with registered number 2698673 and with the name Trushelfco (No. 1796) Limited. On 22 May 1992, the name of the Company was changed to Xenova Group Limited. On 23 October 1992, the Company re-registered as a public limited company under the Act and changed its name to Xenova Group plc. The Company was floated on NASDAQ in 1994 and its Ordinary Shares were admitted to the Official List on 19 December 1996.

(B) Xenova's registered office and principal place of business is at 957 Buckingham Avenue, Slough, Berkshire SL1 4NL.

(C) Xenova is the holding company of the Xenova Group. The operations of the Xenova Group are currently carried out by its wholly-owned subsidiaries, Xenova Limited and Xenova Research Limited, by its subsidiaries KS Biomedix Limited, KS Avicenna Inc and by its joint ventures, Phogen Limited and Discerna Limited.


4   SHARE CAPITAL

(A) There have been no changes in the amount of Xenova's issued share capital in the three years preceding the date of this document other than those set out in this paragraph 4(A).

       Between 20 April 2001 and 5 October 2001, a total of 69,788,451 Ordinary Shares were issued to shareholders of Cantab in connection with the recommended offer by Xenova for Cantab. The consideration was 11 Ordinary Shares for every 7 shares held in Cantab.

       On 29 October 2002, 33,710,703 Ordinary Shares were issued to existing Xenova shareholders by way of an 8 for 33 rights issue at a price of [GBP]0.325 per share.

       On 14 January 2003, 1,766,235 Ordinary Shares were issued to institutional investors at a price of [GBP]0.385 per share pursuant to a placing arranged by Nomura in connection with the purchase of certain rights from Immulogic.

       Between 25 September 2003 and 25 November 2003, a total of 69,348,609 Ordinary Shares were issued to shareholders of KS Biomedix in connection with the recommended offer by Nomura on behalf of Xenova for KS Biomedix. The consideration was 1.0714 Ordinary Shares plus deferred consideration for every share held in KS Biomedix. The deferred consideration entitles each person who sold their shares in KS Biomedix pursuant to the offer to receive, in respect of each KS Biomedix share, Xenova Shares to the value of 10p (based on the average closing price of Xenova Shares for the 20 days following announcement of marketing authorisation of TransMID{TM} in the US or EU) in the event that TransMID{TM} is commercially sold either in the EU or US markets.

       During the three years preceding 25 November 2003 (being the latest practicable date prior to publication of this document), the following Ordinary Shares were issued as a result of share options and warrants being exercised:

                                                                    Exercise
                                                        Number of  price per
                                                         Ordinary      share
Date of Exercise                                           Shares        (p)
22 January 2001                                             6,948       0.85
16 February 2001                                            2,876       0.85
13 March 2001                                                 904       0.85
19 April 2001                                                 760       0.85
19 July 2001                                                  104       0.85
14 November 2001                                            1,660       0.85
16 January 2002                                            10,000       0.32


(B) At the Extraordinary General Meeting, resolutions will be proposed to sub-divide, convert and redesignate each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares and sub-divide each authorised but unissued Existing Ordinary Share into ten New Ordinary Shares.

(C) The authorised share capital of Xenova at the date of this document is [GBP]40,000,000 divided into 400,000,000 Ordinary Shares, of which 243,882,197 Ordinary Shares are in issue on 25 November 2003 fully paid or credited as fully paid and 156,117,803 Ordinary Shares remain unissued.

(D) Immediately following the Offerings the authorised share capital of Xenova will be [GBP]40,000,000; divided into 1,805,060,227 New Ordinary Shares of which 431,483,887 will be issued and fully paid or credited as fully paid and 2,194,939,773 Deferred Shares, all of which will be issued and fully paid. In addition, there will be 56,280,507 Warrants in issue. Of the balance of the unissued share capital amounting to 1,373,576,340 New Ordinary Shares (representing approximately 76% of the then authorised New Ordinary Share capital of Xenova), 7,210,083 New Ordinary Shares will be reserved for issue pursuant to the outstanding options granted under the Share Option Schemes. In addition, 42,016 New Ordinary Shares will be reserved for issue pursuant to other outstanding options and Warrants, as set out in paragraph 4(F) and warrants over Class E Shares in MetaXen as set out in paragraph 4(G), and 56,280,507 New Ordinary Shares will be reserved for issue upon exercise of the Warrants. The number of New Ordinary Shares so reserved for issue upon exercise of the Warrants are subject to adjustment in certain circumstances, further details of which are set out in Part IV of this document. 42,000 New Ordinary Shares will be reserved for issue in accordance with the compulsory acquisition procedures in connection with the acquisition of KS Biomedix.

       In addition, following the Capital Reorganisation but before the Capital Reduction, there will be 2,194,939,773 Deferred Shares of 1p each in issue which will be cancelled following the Capital Reduction.

(E) The following table sets out details of options to subscribe for Ordinary Shares outstanding as at 25 November 2003 (being the latest practicable date prior to publication of this document) under the Share Option Schemes (all of which were granted for no consideration):

                           Exercise price
Number of Ordinary Shares       per share                      Exercise period
40,700                          335 pence    23 December 1997-22 December 2004
48,995                          234 pence          9 August 1998-8 August 2005
5,150                           272 pence        4 October 1999-3 October 2006

                                      129


                           Exercise price
Number of Ordinary Shares       per share                      Exercise period

40,000                          272 pence        4 October 1999-3 October 2006
92,788                          208 pence          13 March 2001-12 March 2008
8,875                           338 pence            23 June 2000-22 June 2007
44,562                          338 pence            23 June 2002-22 June 2007
14,423                          208 pence          13 March 2001-12 March 2008
14,000                           45 pence    18 November 2001-17 November 2008
160,000                          32 pence    15 December 2001-14 December 2008
40,000                           32 pence    15 December 2003-14 December 2008
25,640                          117 pence              27 May 2002-26 May 2009
74,360                          117 pence              27 May 2002-26 May 2009
37,000                           88 pence        17 August 2002-16 August 2009
155,000                          88 pence        17 August 2001-16 August 2009
107,913                          10 pence            13 July 2003-12 July 2010
533,580                          10 pence      18 October 2004-17 October 2011
55,594                           87 pence    20 December 2002-19 December 2009
171,406                          87 pence    20 December 2002-19 December 2009
232,000                          77 pence            13 July 2005-12 July 2010
54,027                          111 pence    18 December 2003-17 December 2012
183,973                         111 pence    18 December 2003-17 December 2012
125,704                          92 pence          1 December 2003-31 May 2004
537,752                          48 pence            11 July 2004-10 July 2011
25,890                           48 pence            11 July 2004-10 July 2011
79,050                           48 pence            11 July 2006-10 July 2011
62,500                           48 pence        16 August 2004-15 August 2011
376,100                          48 pence        16 August 2004-15 August 2011
292,400                          48 pence        16 August 2006-15 August 2011
107,700                          41 pence    18 December 2004-17 December 2011
368,700                          41 pence    18 December 2004-17 December 2011
139,600                          41 pence    18 December 2006-17 December 2011
445,452                          49 pence         1 June 2005-30 November 2005
231,800                          50 pence            20 June 2005-19 June 2012
13,860                           50 pence            20 June 2005-19 June 2012
16,750                           50 pence            20 June 2007-19 June 2012
46,768                           49 pence    1 September 2005-28 February 2006
167,500                          38 pence  12 September 2005-11 September 2012
52,500                           38 pence  12 September 2007-11 September 2012
415,071                          10 pence      28 October 2005-27 October 2012
1,162,500                        31 pence      6 December 2005-5 December 2012
402,500                          31 pence      6 December 2007-5 December 2012


(F) The following table sets out details of other outstanding options to subscribe for Ordinary Shares (all of which were granted for no consideration) as at 25 November 2003 (being the latest practicable date prior to publication of this document):

                         Number of   Exercise
                          Ordinary  price per
Name of optionholder(1)     Shares      share                Exercise period
S Kaye                       7,500  [GBP]0.88  17 August 2002-16 August 2009
M Waterfield                 5,000  [GBP]1.05          5 May 2002-5 May 2009
P Workman                    5,000  [GBP]0.88  17 August 2002-16 August 2009
H Newell                     5,000  [GBP]0.88  17 August 2002-16 August 2009
D Williams                   5,000  [GBP]1.05          5 May 2002-5 May 2009


    (1) The above are members of the Scientific Advisory Board of Xenova.

       The above options lapse if they are not exercised within six months of the optionholder ceasing to be a consultant to the Company, unless the Board resolves otherwise.

(G) The following are holders of warrants over Class E shares in MetaXen (which may be converted into warrants over Ordinary Shares in Xenova):

                            Number of   Exercise
                              MetaXen      price
Name of warrantholder       shares(1)  per share              Exercise period
MMC/GATX Partnership No. 1     14,516      $7.25  5 November 2002-1 July 2007


    (1) The maximum number of Ordinary Shares which may be issued pursuant to exercise of these warrants is 14,516.

(H) The following table shows the closing middle market price for an Ordinary Share as derived from the Daily Official List for (a) the first dealing day in each of the six months prior to the date of this document and (b) latest practicable dealing day before publication of this document:

                                                                       Market
Date                                                                value (p)
2 June 2003                                                             11.75
1 July 2003                                                              11.5
1 August 2003                                                           12.75
1 September 2003                                                        10.75
1 October 2003                                                           12.5
3 November 2003                                                         14.25
25 November 2003                                                         12.5


(I) Except as disclosed in this paragraph 4 or in paragraph 7 below, no share or loan capital of the Company or any member of the Xenova Group is under option or agreed conditionally or unconditionally to be put under option.

(J) At an Extraordinary General Meeting to be held on 22 December 2003, a special resolution will be proposed:

       (a) to sub-divide, convert and redesignate each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares;

       (b) to sub-divide each of the unissued Existing Ordinary Shares into ten New Ordinary Shares;

       (c) generally and unconditionally to authorise the Directors (for the purposes of Section 80 of the Act) to exercise all powers of the Company to allot relevant securities (as defined in Section 80 of the Act) up to an aggregate nominal amount of [GBP]3,170,469 (representing approximately 130 per cent of the issued Existing Ordinary Shares of the Company as at 25November 2003). This authority will lapse on the earlier of the date which is fifteen months after the date this resolution is passed and the next annual general meeting of the Company.

       (d) to empower the directors of the Company pursuant to Section 95 of the Act to allot equity securities (within the meaning of Section 94(2) of the Act) pursuant to the authority conferred by the resolution in (c) above as if Section 89(1) of the Act did not apply to such allotment, provided that this power shall be limited to the allotment of the Offer Shares and Warrants in connection with the Offerings or other pre-emptive issues in favour of the holders of ordinary shares in the capital of the Company subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange or otherwise up to an aggregate nominal amount of [GBP]121,941 (representing approximately 5 per cent. of the Company's total number of issued Existing Ordinary Shares as at 25 November 2003); and shall expire upon the expiry of the authority contained in (c) above.

       (e) The provisions of section 89(1) of the Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 89(2) of the Act) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital except to the extent disapplied by a special resolution of shareholders.

5   SHARE OPTION SCHEMES

Xenova has established five share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme, the Xenova Group 1996 Share Option Scheme, the Xenova Group 1996 Savings Related Share Option Plan and the Xenova Deferred Share Bonus Plan. Both the 1992 Scheme and the 1996 Scheme are divided into three sub-schemes, in each case one of which is approved or capable of approval by the Inland Revenue under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), formerly Schedule 9 to the Income and Corporation Taxes Act 1988 ("the Taxes Act"), and referred to in this document as the CSOP Code, and the other two of which are unapproved.

Prior to the reorganisation of the Xenova Group in 1992, options were granted under the 1988 Approved Plan to certain executive officers and employees of Xenova Limited. All of the options were granted between 8 August 1988 and 28 May 1992. As part of the reorganisation, the 1988 Approved Plan was discontinued (without prejudice to options already granted) and holders of options under the 1988 Approved Plan exchanged their options to purchase shares in Xenova Limited for options to purchase shares in Xenova.

Since Xenova's admission to the Official List, the Company has adopted the 1996 Scheme, the Savings Related Scheme and the Xenova Deferred Share Bonus Plan. Options already in issue under the 1988 Approved Plan and the 1992 Scheme will remain outstanding but it is intended that no more options will be issued under either the approved or unapproved parts of the 1992 Scheme except for options to be granted pursuant to the existing MetaXen contractual obligations referred to in paragraph (B) below.

There is power under the existing schemes to make adjustments to the schemes after each of the capital Reorganisation and the Offerings. Following the Capital Reorganisation consideration will be given to any adjustments that may be required in accordance with the rules of the Share Option Schemes to existing awards. The Board currently intends that any such changes will be made once all the Offerings and Capital Reorganisation are complete.

In addition, some options have been granted outside the schemes to certain consultants and directors.

(A) The Xenova Limited 1988 Share Option Scheme

Options granted under the 1988 Share Option Scheme entitle participants to subscribe for shares at an exercise price which is not less than the market value of a share at the date of grant as determined by the Board and agreed with the Inland Revenue (or [GBP]15.07 if greater). Options are non-transferable except in the case of the death of a participant in which case a personal representative is entitled (subject to certain prohibitions) to exercise such options within 12 months from the date of the participant's death. Options granted are normally exercisable between three years and ten years after the date of grant. Options expire on the termination of the employment of the participant other than by reason of death, injury, disability, redundancy, retirement at or after age 60 or in other circumstances at the discretion of the Board. Exercise is allowed in the event of an amalgamation, reconstruction, or take-over of the Company. Alternatively options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. Options may also be exercised in the event of the voluntary winding-up of the Company.

In the event of any increase or variation in the ordinary share capital of the Company by way of capitalisation or otherwise, the number of shares subject to any option and the price upon the exercise of any option may be adjusted by the Board provided that the adjustment is confirmed in writing by the auditors of the Company to be fair and reasonable in their opinion and it is approved by the Inland Revenue.

No further options can be granted under this Scheme.

(B) The Xenova Group 1992 Share Option Scheme

The terms of the 1992 Share Option Scheme are in all material respects identical to the 1988 Share Option Scheme except as herein stated.

(i)    The No. 1 Scheme

       This sub-scheme is approved by the Inland Revenue under Schedule 3 to ITEPA (the CSOP Code).

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

(ii)   The No. 2 Scheme

       Options under the No. 2 Scheme are subject to a performance target, the attainment of which will normally be a condition precedent to the right to exercise. Where options become exercisable before the usual exercise period, then the option may be exercised either in accordance with the extent to which performance targets have been satisfied as at the relevant date or at the discretion of the Board in full.

(iii)  The No. 3 Scheme

       The No. 3 Scheme is designed to enable the Board to grant options over Xenova's shares pursuant to an Exchange Rights Agreement dated 4 September 1996 and entered into between Xenova and MetaXen. Holders of options over shares in the capital of MetaXen will be able to exchange those options for options over shares in the capital of Xenova. Such options will be granted on substantially the same terms as the original options over shares in the capital of MetaXen including performance criteria.

(C) The Xenova Group 1996 Share Option Scheme

The 1996 Share Option Scheme is divided into three parts, one of which has been approved by the Inland Revenue under Schedule 3 to ITEPA (the CSOP Code); the other two parts are not capable of such approval.

The 1996 Share Option Scheme is administered by the Board. All employees and full-time salaried executive directors of the Company and participating subsidiaries (who are not within two years of their normal retirement date) are eligible to be nominated for participation in the 1996 Share Option Scheme at the invitation of the Board, which has a discretion in selecting the persons to whom options are to be granted and (subject to the limits set out below) in determining the number and terms of options to be so granted.

Options may normally only be granted in the six weeks following the announcement of the interim or final results of the Company. No payment is required for the grant of an option. No further options may be granted after the tenth anniversary of the date of the first grant of options under the 1996 Share Option Scheme.

Options, which are not transferable, entitle the recipient to acquire (either by purchase or by subscription) Ordinary Shares at an exercise price determined by the Board. The exercise price may not be less than the average of the middle market quotations of an Ordinary Share as derived from the Official List for the dealing day immediately prior the date of grant, or where the option is granted pursuant to an invitation and the invitation so specified, the date of the invitation.

The maximum number of new Ordinary Shares over which an individual participant may be granted an option to subscribe on any date is subject to the following limits:

(i) in the approved part the maximum number may not exceed the limit specified in Schedule 3 to ITEPA (the CSOP Code) (currently [GBP]30,000);

(ii) in both the approved part and the No. 1 non-approvable part the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous ten years under discretionary option schemes operated by the Company (including the scheme), is limited so that the aggregate cost of exercise does not exceed four times a participant's annual pay;

(iii) in the No. 2 non-approvable part the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous five years under discretionary option schemes operated by the Company (including the scheme), is limited to eight times a participant's annual pay of which any options in excess of four times annual pay must be granted by way of super options (see below).

Options granted prior to the admission of Xenova to the Official List are excluded for the purpose of these limits.

When granted any option, the Board may in the approved part, and must in the non-approvable parts, make it subject to a performance target the attainment of which will normally be a condition precedent to the right to exercise. Subject to this, options are normally exercisable not earlier than three years, or in the case of super options (options which are subject to significantly more demanding performance targets than other options), not earlier than five years, and not later than ten years after their grant. Options may, however, be exercised earlier in certain circumstances

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

following the termination of the employment of a participant. Early exercise is also possible in the event of a change in control, a reorganisation or an amalgamation of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

The number of shares which may be acquired by subscription under the 1996 scheme is limited so that in any ten year period not more than 10% of the equity share capital of the Company may be allocated under all employee share incentive schemes of the group. (Further "flow through" limits on the number of shares which may be acquired by subscription under the 1996 Scheme were removed pursuant to a resolution of the shareholders passed at a general meeting held in October 2002. However, these additional limits continue to apply to options granted under the approved section of the 1996 Scheme pending the approval of the Inland Revenue to this change to the rules.)

For the purposes of this limit, options which lapse, by reason of non-exercise or otherwise or which are satisfied by the payment of cash or the transfer of shares, cease to count. Options granted prior to the admission of Xenova to the Official List are excluded.

(D) The Xenova Group 1996 Savings Related Share Option Plan

The Savings Related Share Option Plan has been approved by the Inland Revenue under ITEPA (the SAYE Code).

The Savings Related Share Option Plan, which is administered by the Board, is open to all UK employees and full-time Directors of the Company and participating subsidiaries with such fixed period of continuous service (not being in excess of five years) as the Board may specify. The Board has discretion to permit other employees (including salaried directors) to participate.

Whenever the Savings Related Share Option Plan is operated, each eligible employee is given the opportunity to apply for an option to acquire (either by purchase or by subscription) Ordinary Shares, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the save as you earn contract (the "SAYE contract") to be entered into as a condition of the grant of the option. The aggregate monthly contribution payable by an employee under all SAYE (Save As You Earn) contracts may not exceed that from time to time allowed by ITEPA, currently [GBP]250.

Invitations may normally only be issued to eligible employees within the period starting three weeks before and ending six weeks after the announcement of the interim or final results of the Xenova Group. No payment is required at the grant of an option. No further options may be granted after the tenth anniversary of the first grant of options under the Savings Related Scheme. Options are non-transferable.

The exercise price per Ordinary Share will be determined by the Board. The exercise price may not be less than an amount equal to 80% of the average of the middle market quotations of an Ordinary Share as derived from the Official List for any three consecutive dealing days (as selected by the Board) falling within the period of six weeks following the announcement of the interim or final results of the Xenova Group and beginning no earlier than 30 days (or 40 days in specified limited circumstances) prior to the date of grant.

In normal circumstances an option may only be exercised while the participant remains employed within the Xenova Group and then only during the period of six months starting with the date on which the bonus under the related SAYE contract is first payable, that is the third, fifth or seventh anniversary of the start of the SAYE contract as selected by the participant when applying for the option. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of a change of control, a reorganisation or an amalgamation of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

The Savings Related Share Option Plan is subject to the following limits on the number of shares which may be acquired by subscription:

(i) in any ten year period not more than 10% of the equity share capital of the Company may be allocated under all employee share incentive schemes of the Group;

(ii) in any five year period not more than 5% of the equity share capital of the Company may be allocated under all employee share incentive schemes of the Group.

The Company's shareholders passed a resolution at a general meeting held in October 2002 to remove the second of these limits. This amendment to the rules will take effect once Inland Revenue approval for the change has been received.

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

For the purposes of these limits options which lapse, by reason of non-exercise or otherwise or which are satisfied by the payment of cash or the transfer of shares, cease to count. Options granted prior to the admission of Xenova to the Official List are excluded.

(E) The Xenova Deferred Share Bonus Plan

All the employees and executive directors who are obliged to work at least 25 hours a week of the Xenova Group are eligible for grants of options under the Deferred Share Bonus Plan, at the discretion of the Company's remuneration committee (in practice only directors and senior employees have been granted such options). Options may usually only be granted within six weeks of the approval of amendments to the Plan by the Company in general meeting, or on 1 March each year (or, if later, within 10 days of the announcement by Xenova of its preliminary results for any year). No further options may be granted after the tenth anniversary of the approval of the Deferred Share Bonus Plan by the Company in general meeting.

Grants of options may only be made to recipients who first agree to invest part of their most recently declared annual bonus in shares in the Company ("Qualifying Shares"). Options, which are non-transferable, entitle the recipient to acquire (either by purchase or subscription) shares in the Company at an exercise price which, in the case of a right to subscribe for shares, shall be the nominal value of such shares, and in other cases shall be nil.

The maximum number of shares over which options may be granted to any individual in the course of a single financial year of the Company is calculated as follows:

(i) take the amount paid by him out of his annual bonus for the previous year to acquire Qualifying Shares (provided this shall be 0%, 20%, 25% or 30%, as selected by the participant, of the bonus net of income tax);

(ii) depending on the participant's grade at the date of grant and the level of bonus used to purchase Qualifying Shares, the maximum number of shares over which options may be granted will be as follows:

                             Percentage of net bonus used   Maximum number of shares
Grade                            to buy Qualifying Shares  over which option granted
CEO                                                    20                    630,000
                                                       25                    945,000
                                                       30                  1,260,000
Other Executive Director                               20                    315,000
                                                       25                    472,500
                                                       30                    630,000
Other Executive Team Member                            20                    157,500
                                                       25                    236,250
                                                       30                    315,000

Options are normally exercisable not earlier than three years and not later than ten years after their grant. Options may, however, be exercised earlier in certain circumstances following the termination of the employment of a participant. Early exercise is also possible in the event of a change in control of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

An option may not be granted under the Deferred Share Bonus Plan if it would cause the number of shares in the Company issued pursuant to options granted under that scheme and any other employee share option scheme adopted by the Company in the previous 10 year period to exceed 10% of the Company's issued ordinary share capital. For the purposes of this limit shares issued in respect of options granted prior to the Company's admission to the Official List shall be disregarded.


6   SUMMARY OF CERTAIN PROVISIONS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION
OF XENOVA

(A) Memorandum of Association

The Memorandum of Association of Xenova provides that its principal objects include the carrying on of the business of a holding and investment company. The objects of Xenova are set out in full in clause 4 of the Memorandum of Association which is available for inspection at the address specified in paragraph 18 below.

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

(B) Articles of Association

The following is a summary of certain provisions of the Articles of Association (the rights contained within these provisions attach to the Existing Ordinary Shares and the New Ordinary Shares with which the Offer Shares will rank pari passu in all respects when unconditionally issued and fully paid):

(1) Rights attaching to shares

(i) Voting rights -- subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every [GBP]0.10 of nominal share capital held by him (Art. 1(C)). Unless the board otherwise decides, voting rights may not be exercised by a member who has not paid to the Company all calls and other sums then payable by him in respect of shares in the Company (Art. 70), or by a member who has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act (Art. 1(D)).

(ii) Dividends and other distributions -- the Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board (Art. 113). There is no fixed date on which an entitlement to dividends arises. The board may pay interim dividends, and also any fixed rate dividend, according to the financial position of the Company. If the Board acts in good faith, it is not liable to holders of shares with preferred rights for losses arising from the payment of interim dividends on other shares (Art. 114).

       The board may withhold payment of all or any part of any dividends or other moneys payable in respect of the Company's shares from a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act (Art. 1
       (D)(vii)(b)).

       Except insofar as the rights attaching to or the terms of issue of any share otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency (Art. 115).

       The board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary Shares by way of scrip dividend instead of cash (Art.
       122).

       Any dividend unclaimed after a period of 12 years from the date when it becomes due for payment will be forfeited and revert to the Company (Art.
       120).

       The Company may stop sending dividend warrants by post in respect of any shares if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or (ii) one payment remains uncashed or is returned undelivered and reasonable inquiries have failed to establish any new address of the registered holder (Art. 119). The Company must resume sending warrants if the holder claims the arrears (Art. 119).

       In the event of a liquidation, the liquidator, may with the consent of a special resolution of the Company, either divide among the members the whole or any part of the assets of the Company and determine how the division shall be carried out as between the members, or vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit; but in any event no member shall be compelled to accept any shares or other assets on which there is any liability (Art. 135).

(2) Transfer of shares

Any member may transfer all or any of his certified shares by an instrument of transfer in any usual form or in any other form which the board may approve (Art. 33(b)) or may transfer all or any of his uncertified shares by means of a relevant system in the manner provided for by the Regulations (Art. 33(a)). In the case of certificated shares, the instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee. In the case of both certified and uncertified shares, the transferor is deemed to remain the holder until the transferee's name is entered in the register (Art. 34). The board may decline to register any transfer of any share which is not a fully paid share (Art. 35), although the Company has given

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

an undertaking to the UKLA that this right will not be used in circumstances in which it might prevent dealings in the shares from taking place on an open and proper basis. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i) is lodged with the Company accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may require;

(ii)   is in respect of only one class of share; and

(iii) if to joint transferees, is in favour of not more than four such transferees (Art. 36(B)).

However, the Company may only decline to register a transfer of an uncertificated share in the circumstances set out in the Regulations (see above) and where, in the case of a transfer to joint holders, the number of joint holders exceeds four (Art. 36(A)).

The board may decline to register a transfer of the Company's shares by a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act unless the transfer is shown to the board to be pursuant to an arm's length sale (as defined in Art. l(D)(vii)).

(3) Alteration of share capital

The Company may by ordinary resolution increase, consolidate or sub-divide its share capital (Art. 44).

The Company may also, subject to the provisions of the Act and to any rights of the holders of any class of shares, purchase its own shares (Art. 7) and by special resolution reduce its share capital, any capital redemption reserve and any share purchase account in any way (Art. 46).

(4) Variation of rights

Rights attached to any class of share may be varied, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. The necessary quorum at such a meeting shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class in question (except at any adjourned meeting when any person holding shares of the class or his proxy is a quorum) (Art. 8).

(5) General Meetings

Annual general meetings will be held in accordance with the requirements of the Act (Art. 48). The board may convene an extraordinary general meeting whenever it thinks fit (Arts. 47 and 49).

(6) Directors

(i)    There is no age limit for directors (Art. 77).

(ii)   A director need not be a member of Xenova (Art. 78).

(iii) Directors may be appointed by ordinary resolution of Xenova (Art. 79) or by the board. Any director appointed by the board holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting (Art. 80).

(iv) At every annual general meeting of the Company, as nearly as possible one-third of the directors shall retire from office (Art. 81). The directors to retire on each occasion are those who have been longest in office since their last appointment or re-appointment, and as between those who were appointed or re-appointed on the same day, those to retire shall (unless they otherwise agree among themselves) be chosen by lot (Art. 82).

(v) Each of the directors will be paid a fee at such rate as may from time to time be determined by the board, but the aggregate of all such fees so paid to the directors shall not exceed [GBP]200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company (Art.l(F)). Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide whether in addition to or in lieu of his remuneration as a director (Art. 89). In addition any director who performs services which, in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director, may be paid as much extra remuneration as the board or any committee authorised by the board may determine (Art. 90). Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and retiring from meetings of the board or committees of the board or general meetings of the Company or any other meetings which, as a director, he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred in the conduct of the Company's business or in the discharge of his duties as a director (Art. 91).

(vi) Subject to the provisions of the Act, and provided he has declared the nature of his interest to the board (if he knows of it), a director is not disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever (Art. 93(A)). A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board or any committee authorised by the board may decide (Art. 93(B)).

(vii) A director shall not vote on or count in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms of the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested (Art. 93(E)).

(viii) A director shall not vote on or be counted in the quorum in relation to any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest, and if he does so his vote will not be counted. This prohibition does not apply to material interests arising from (a) the giving to the director of any guarantee, indemnity or security in respect of money lent by him or any other person on behalf of a Xenova Group company, (b) the giving of any guarantee, indemnity or security in respect of a debt or obligation of a Xenova Group company for which the director has assumed responsibility under a guarantee or indemnity or by giving security, (c) any offering of securities by a Xenova Group company, in which offer the director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the director is to participate,
       (d) any contract in which the director is interested by virtue of any interest in Xenova securities or any other interest, (e) any contract with another company (not being a company in which he owns one per cent, or more) in which the director is interested, (f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for directors and employees of any Xenova Group company (which does not accord to the directors any privilege or advantage not accorded to employees), (g) any contract for the benefit of employees of any Xenova Group company under which the director benefits in a similar (but not preferential) manner, and (h) any contract for the purchase or maintenance for any director of insurance against any liability (Art. 93(F)).

(ix) The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or any third party. The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount of all group borrowings (excluding intra-group borrowings) shall not without the previous sanction of an ordinary resolution exceed an amount equal to 1.5 times the adjusted capital plus reserves (as defined in the articles) (art. 1(b)).

(x) Subject to the provisions of the Act, the Company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer or auditor insurance against any liability. Every director or other officer will be indemnified and, if the board so determines, an auditor may be indemnified, out of the assets of the Company against any liability incurred as a director or other officer or as auditor in defending any proceedings (whether civil or criminal) in which judgement is given in his favour or in which he is acquitted or in connection with any application under the Act in which relief from liability is granted to him by the court (Art. 136).

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

(7) Untraced shareholders

The Company is entitled to sell the shares of untraced members if the shares have been in issue for at least 12 years, at least 3 cash dividends have been payable on the shares during that time, no such dividend has been claimed, no communication has been received from the member, the member has failed to respond within 3 months to advertisements (at least one of which should be in a national newspaper) giving notice of the Company's intention to sell and the Company has given notice of such intention to the UKLA (Art. 39).

(8) Record date for service

Any document may be served by Xenova by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served on any person in respect of a share, no person deriving any title or interest in that share shall be entitled to any further service of that document (Art. 129).

(9) Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address in the United Kingdom at which such notices may be served (Art. 130).

(10)   Uncertificated shares

The Articles of Association of Xenova permit shares in the Company to be evidenced otherwise than by a certificate, subject to the Regulations, and to be transferred by means of a relevant system (as defined in those Regulations).

(11)   Deferred Shares

If the Capital Reorganisation takes place, the Articles will be amended to set out the rights and restrictions relating to the Deferred Shares arising out of the Capital Reorganisation. The Deferred Shares will not give rise to a right to vote at general meetings or to receipt of a dividend. On a return of assets on a winding-up or otherwise, the Deferred Shares entitle the holders only to the repayment of the amount paid up on each share after the repayment of capital paid up on the New Ordinary Shares for the time being in issue and the payment of [GBP]10 million on each New Ordinary Share. If the Capital Reduction is approved at the EGM and confirmed by the High Court, then the Articles will be amended to delete the rights and restrictions relating to the Deferred Shares.


7   INTERESTS OF THE DIRECTORS AND OTHERS

(A) The interests of the Directors in Existing Ordinary Shares (all of which are beneficial unless otherwise stated) which (a) have been notified by each Director pursuant to Section 324 or Section 328 of the Act or (b) are required to be shown in the register maintained under Section 325 of the Act or (c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 25 November 2003 (being the latest practicable date prior to publication of this document) are, and immediately following Admission are expected to be, as follows:

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

    DIRECTORS' SHAREHOLDINGS

                         Number of                                          Percentage of
                          Existing        Percentage of    Number of New  issued ordinary      Number of
                          Ordinary      issued ordinary  Ordinary Shares    share capital  Warrants held
                 Shares held prior  share capital prior   held following        following      following
Director              to Admission         to Admission(1)     Admission(2)     Admission(2)   Admission
John Jackson(3)            162,066                0.066          286,726            0.066         37,378
David Oxlade               165,695                0.068          251,105            0.058         25,623
Daniel Abrams               81,598                0.033          144,358            0.033         18,828
John Waterfall              10,290                0.004           18,200            0.004          2,373
Peter Gillett               14,424                0.005           21,974            0.005          2,865
Adrian Harris               11,049                0.005           19,539            0.005          2,547
Thomas Irwin                24,950                0.010           44,140            0.010          5,757
John Rennocks              165,853                0.068          219,183            0.051         15,999
Michael Young                   --                   --               --               --             --


    (1) These percentages are of the issued share capital of the Company at 25 November 2003, being the latest practicable date prior to publication of this document.

    (2) This includes 37,130 Units that Directors have agreed to take up pursuant to the Directors' Undertakings.

    (3) 39,225 of JBH Jackson's shares are held by John Jackson Consultants Limited, a company of which JBH Jackson owns 50% and his wife 50%.

    (4) J Rennocks holds 140,140 Xenova Shares in his own name with the remainder of his interest comprised of 4,285 Xenova Shares registered in the name of TD Waterhouse Nominees Europe Limited and 21,428 Xenova Shares registered in the name of Self Trade Nominees Limited, as nominees for J Rennocks.

(B) Details of options granted, at nil consideration, to Directors which are outstanding as at the date of this document are as follows:


    DIRECTORS

                              No. of
                            Ordinary   Exercise       Earliest  Latest exercise
Name                  Note    Shares      price  exercise date             date
David Aufrere Oxlade   (c)     8,875  [GBP]3.38   23 June 2000     22 June 2007
                       (b)    35,562  [GBP]3.38   23 June 2000     22 June 2007
                       (b)    40,000  [GBP]2.08    13 Mar 2001      12 Mar 2008
                       (b)   120,000  [GBP]0.32    15 Dec 2001      14 Dec 2008
                       (b)    50,000  [GBP]0.88    17 Aug 2002      16 Aug 2009
                       (b)    50,000  [GBP]0.87    20 Dec 2002      19 Dec 2009
                       (d)    41,920  [GBP]0.10   13 July 2003     12 July 2010
                       (b)    60,000  [GBP]1.11    18 Dec 2003      17 Dec 2010
                       (b)    70,000  [GBP]0.77   13 July 2005     12 July 2010
                       (e)     4,211  [GBP]0.92     1 Dec 2003      31 May 2004
                       (b)   153,000  [GBP]0.48    16 Aug 2004      15 Aug 2011
                       (b)   102,000  [GBP]0.48    16 Aug 2006      15 Aug 2011
                       (d)   213,432  [GBP]0.10    18 Oct 2004      17 Oct 2011
                       (b)   112,500  [GBP]0.41    18 Dec 2004      17 Dec 2011
                       (b)    37,500  [GBP]0.41    18 Dec 2006      17 Dec 2011
                       (f)    15,589  [GBP]0.49    1 June 2005      30 Nov 2005
                       (b)    45,000  [GBP]0.38   12 Sept 2005     11 Sept 2012
                       (b)    15,000  [GBP]0.38   12 Sept 2007     11 Sept 2012
                       (d)   155,663  [GBP]0.10    28 Oct 2005      27 Oct 2012
                       (b)   375,000  [GBP]0.31     6 Dec 2005       5 Dec 2012
                       (b)   125,000  [GBP]0.31     6 Dec 2007       5 Dec 2012
John Waterfall         (b)    74,360  [GBP]1.17    27 May 2002      26 May 2009
                       (c)    25,640  [GBP]1.17    27 May 2002      26 May 2009
                       (b)    20,000  [GBP]0.87    20 Dec 2002      19 Dec 2009
                       (d)    13,912  [GBP]0.10   13 July 2003     12 July 2010
                       (b)    30,000  [GBP]1.11    18 Dec 2003      17 Dec 2010
                       (b)    50,000  [GBP]0.77   13 July 2005     12 July 2010
                       (b)    61,200  [GBP]0.48    16 Aug 2004      15 Aug 2011
                       (b)    40,800  [GBP]0.48    16 Aug 2006     15 Aug 20 11
                       (b)    52,500  [GBP]0.41    18 Dec 2004      17 Dec 2011
                       (b)    17,500  [GBP]0.41    18 Dec 2006      17 Dec 2011
                       (b)    22,500  [GBP]0.38   12 Sept 2005     11 Sept 2012
                       (b)     7,500  [GBP]0.38   12 Sept 2007     11 Sept 2012

                                      140

                              No. of
                            Ordinary   Exercise       Earliest  Latest exercise
Name                  Note    Shares      price  exercise date             date

                       (d)    27,339  [GBP]0.10    28 Oct 2005      27 Oct 2012
                       (b)   187,500  [GBP]0.31     6 Dec 2005       5 Dec 2012
                       (b)    67,500  [GBP]0.31     6 Dec 2007       5 Dec 2012
Daniel Abrams          (b)    52,788  [GBP]2.08    13 Mar 2001      12 Mar 2008
                       (c)    14,423  [GBP]2.08    13 Mar 2001      12 Mar 2008
                       (b)    40,000  [GBP]0.32    15 Dec 2001      14 Dec 2008
                       (b)    40,000  [GBP]0.32    15 Dec 2003      14 Dec 2008
                       (b)    25,000  [GBP]0.88    17 Aug 2002      16 Aug 2009
                       (b)    40,000  [GBP]0.87    20 Dec 2002      19 Dec 2009
                       (d)    33,527  [GBP]0.10   13 July 2003     12 July 2010
                       (b)    30,000  [GBP]1.11    18 Dec 2003      17 Dec 2010
                       (b)    40,000  [GBP]0.77   13 July 2005     12 July 2010
                       (b)    61,200  [GBP]0.48    16 Aug 2004     15 Aug 20 11
                       (b)    40,800  [GBP]0.48    16 Aug 2006     15 Aug 20 11
                       (b)    52,500  [GBP]0.41    18 Dec 2004      17 Dec 2011
                       (b)    17,500  [GBP]0.41    18 Dec 2006      17 Dec 2011
                       (d)   106,716  [GBP]0.10    18 Oct 2004      17 Oct 2011
                       (b)    22,500  [GBP]0.38   12 Sept 2005     11 Sept 2012
                       (b)     7,500  [GBP]0.38   12 Sept 2007     11 Sept 2012
                       (d)   107,664  [GBP]0.10    28 Oct 2005      27 Oct 2012
                       (b)   187,500  [GBP]0.31     6 Dec 2005       5 Dec 2012
                       (b)    67,500  [GBP]0.31     6 Dec 2007       5 Dec 2012


    (a) 1992 Share Option Scheme.

    (b) 1996 Share Option Scheme (non-approvable parts).

    (c) 1996 Share Option Scheme (approved).

    (d) Deferred Share Bonus Plan.

    (e) 1996 Save As You Earn Scheme 2000 offer.

    (f) 1996 Save As You Earn Scheme 2002 offer.

       Options issued under certain of the Share Option Schemes are subject to performance criteria determined by the Company's remuneration committee.

(C) Save as disclosed above, none of the Directors (nor any person connected with any Director within the meaning of Section 346 of the Act) has any interest in the share capital of the Company.

(D) As at 25 November 2003 (being the latest practicable date prior to the publication of this document), the Directors were aware of the following persons who directly or indirectly held an interest (within the meaning of Part VI of the Act) which represents 3% or more of the issued share capital of the Company:

                                                      Number of     Percentage
                                                       Existing      of issued
                                                Ordinary Shares  share capital
Shareholders
Dr Kim Tan and family1                               24,950,855          10.23
Barclayshare                                          9,701,268           3.98
Dr Fahar Merchant2                                    7,626,799           3.13
M & G Investment Management                           7,600,000           3.12


    (1) Dr K S Tan holds 411,417 Existing Ordinary Shares in his own name with the remainder of his interest comprised of 5,899,790 Existing Ordinary Shares registered in the name of NY Nominees Limited (1,071,400
        Existing Ordinary Shares as nominee for Haven Trustees Limited, the trustee of the Eastgate Trust, and 4,828,390 Existing Ordinary Shares as nominee for Dr K S Tan), 9,479,104 Existing Ordinary Shares registered in the name of PKF Trustees Limited on behalf of the Bantry Trust, 985,688 Existing Ordinary Shares registered in the name of PKF Trustees Limited on behalf of the Tan Family Trust, all held beneficially for Dr KS Tan and his family, and 8,174,856 Existing Ordinary Shares held in the name of and owned beneficially by his wife, Mrs S Tan.

    (2) Dr Merchant holds 385 Existing Ordinary Shares registered in his own name, 385 Existing Ordinary Shares are registered in the name of Rosemina Merchant, and 7,626,414 Existing Ordinary Shares are held by Royal Bank of Canada (Caribbean) Corporation as nominee for the Merchant Trust (Bahamas) for the benefit of Dr. F Merchant and his family.

       The Directors were also aware that, as at 24 November 2003, The Bank of New York, acting as depositary in respect of ADSs representing Existing Ordinary Shares, held 54,221,080 Existing Ordinary Shares as record owner, representing 22.23% of the Company's issued share capital. This includes any Existing Ordinary Shares held in ADS form by the parties referred to in the table above.

       The Directors are also aware that following Admission, OrbiMed Advisors LLC will have an interest in 3% or more of the issued share capital of the Company.

(E) Except as disclosed in paragraph 7(D), the Directors are not aware of any person who is, or will be following Admission, either directly or indirectly interested in 3% or more of the issued share capital of the Company.

(F) The Directors are not aware of any person who, either directly or indirectly, jointly or severally, exercises as at the date of this document or could exercise, following Admission, control over the Company.

(G) No Director has, or has had, an interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Xenova Group effected in the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

(H) There are no outstanding loans granted by any member of the Xenova Group to any of the Directors nor any guarantees provided by any of such companies for their benefit.

(I) In the year ended 31 December 2002, the aggregate remuneration (including pension contributions and fees payable to or in respect of non-executive Directors and the value of all benefits in kind) paid by any member of the Xenova Group to Directors of the Company amounted to [GBP]1,377,000. No money was paid to third parties for the services of Directors.

(J) It is estimated that the amounts payable to the Directors for the year ended 31 December 2003 under the arrangements in force at the date of publication of this document will be [GBP]1.2 million. This excludes [GBP]344,000 payable to Michael Moore and John St. Clair Roberts, former directors of Xenova, who resigned from the board on 13 August 2003.


8   DIRECTORS' SERVICE CONTRACTS

(A) Except as disclosed below, there are no existing or proposed service contracts between any Director and any member of the Xenova Group with a notice or contract period of one year or more or with provisions for predetermining compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

       (i) On 2 June 1999, the Company entered into a service contract with Dr. John Waterfall. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 52 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Dr. Waterfall reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Dr. Waterfall is entitled to an annual salary of [GBP]152,740 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary, payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Dr. Waterfall. Dr. Waterfall's basic salary is reviewed annually by the Board. Dr. Waterfall is eligible to participate in certain of the Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently equal in aggregate to 16.5% of Dr. Waterfall's basic salary) into the Company's approved personal pension plan. Dr. Waterfall is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Dr. Waterfall and certain members of his family. Dr. Waterfall is entitled to the use of a company car or equivalent car allowance. Dr. Waterfall is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his medical insurance, car and pensions benefits, for one year. In the last two years of employment before retirement, the Company has also contracted to pay for an additional retirement benefits fund with an estimated value of [GBP]78,500 for Dr. Waterfall. Dr. Waterfall is subject to certain non-competition and non-solicitation restrictive covenants for a period of one year from termination of employment.

       (ii) On 31 March 1998, the Company entered into a service contract with David Oxlade. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 104 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Mr. Oxlade reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Mr. Oxlade is entitled to an annual salary of [GBP]227,040 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Mr. Oxlade. Mr. Oxlade's basic salary is reviewed annually by the Board. Mr. Oxlade is eligible to participate in certain of the Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently equal in aggregate to 22.5% of Mr. Oxlade's basic salary) into an approved personal pension plan. Mr. Oxlade is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Mr. Oxlade and certain members of his family. Mr. Oxlade is entitled to the use of a company car or equivalent car allowance. Mr. Oxlade is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his medical insurance, car and pension benefits, for two years. Mr. Oxlade is subject to certain non-competition and non-solicitation restrictive covenants for a period of one year from termination of employment.

       (iii) On 31 March 1998, the Company entered into a service contract with Daniel Abrams. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 52 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Mr. Abrams reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Mr. Abrams is entitled to an annual salary of [GBP]152,740 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Mr. Abrams. Mr. Abrams' basic salary is reviewed annually by the Board. Mr. Abrams is eligible to participate in certain of the Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently equal in aggregate to 16.5% of Mr. Abrams' basic salary) into an approved executive personal pension plan. Mr. Abrams is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Mr. Abrams and certain members of his family. Mr. Abrams is entitled to the use of a company car or equivalent car allowance. Mr. Abrams is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his medical insurance, car and pension benefits, for one year. Mr. Abrams is subject to certain non-competition and non-solicitation restrictive covenants for a period of one year from termination of employment.

       (iv) Xenova Limited has entered into a consultancy agreement with John Jackson, non-executive Chairman, which commenced on 2 February 1990 and may be terminated by either party giving to the other not less than one month's notice. Mr. Jackson is entitled to annual total fees of [GBP]45,000. Mr. Jackson is subject to a non-solicitation restrictive covenant for a period of two years from the date he ceases to be a director, and a non-competition restrictive covenant for a period of eighteen months from the date he ceases to be a director.

(B) The non-executive Directors (other than for John Jackson the terms of whose agreement is set out in paragraph 8(A)(iv) above) have entered into terms of appointment with Xenova on the following terms:

       (i) On 16 June 2000, Xenova entered into a letter of appointment with Thomas Ronald Irwin confirming him as a non-executive director at a fee of [GBP]15,000 per annum which has subsequently been increased to [GBP]19,000 due to his appointment as Chairman of the Remuneration Committee. Mr. Irwin's appointment as a non-executive director may be renewed from time to time for a further periods of three years if the parties agree and the parties have agreed it be renewed with effect from June 2003.

       (ii) On 16 June 2000, Xenova entered into a letter of appointment with Professor Adrian Harris confirming him as a non-executive director at a fee of [GBP]15,000 per annum which has subsequently been increased to [GBP]16,000 per annum. Professor Harris's appointment as a non-executive director may be renewed from time to time for a further periods of three years if the parties agree and the parties have agreed it be renewed with effect from June 2003.

       (iii) On 20 January 2000, Xenova entered into a letter of appointment (as amended by a further letter dated 15 March 2002) with Peter Gillett appointing him as a non-executive director at a fee of [GBP]15,000 per annum which has subsequently been increased to [GBP]19,000. Mr. Gillett's appointment as a non-executive director may be renewed from time to time for further periods of three years if the parties agree and the parties have agreed it be renewed with effect from June 2003.

       (iv) On 15 September 2003, Xenova appointed John Rennocks as a non-executive director at a fee of [GBP]16,000 per annum. Mr. Rennocks' appointment may be terminated by either party giving not less than three months' written notice.

       (v) On 15 September 2003, Xenova appointed Dr. Michael Young as a non-executive director at a fee of [GBP]16,000 per annum. Dr. Young's appointment may be terminated by either party giving not less than three months' written notice.

(C) The Directors are now, or have in the five years immediately preceding the date of this document been, directors or partners of the following companies (other than the Company or its subsidiary undertakings) and partnerships:

Directors         Company/Partnership
D Abrams          Bioindustry Association
J B H Jackson     Arkios Limited
                  Brown & Jackson plc
                  Burdale Financial Holdings Limited
                  Cambridge Animation Systems Limited (past)
                  Celltech Group plc (past)
                  Concept Broadcast Development Limited (past)
                  Envision Licensing Limited (past)
                  Grant Leisure Group Limited (past)
                  Hilton Employee Share Trust Limited (past)
                  Hilton Group plc (past)
                  History Today Limited
                  John Jackson Consultants Limited
                  MV Capital Limited (past)
                  Neos Interactive Ltd
                  Nicaragua Health Fund
                  One World Action
                  Opendemocracy Limited
                  Opendemocracy Worldwide Ltd
                  Oxford Technology Venture Capital Trust plc
                  Oxford Technology 2 Venture Capital Trust plc
                  Oxford Technology 3 Venture Capital Trust plc
                  Rural Regeneration Unit Limited
                  Twenty Five Ennismore Garden Limited (past)
                  Urban Catalyst Limited
                  Wyndeham Press Group plc (past)
                  WPP Group plc

                                      144

Directors         Company/Partnership

P L Gillett       EY Securities Limited
                  Laindon Holdings Limited
                  Ernst & Young (past)

T R Irwin         CeNes Pharmaceuticals plc
                  CeNes Drug Delivery Limited
                  Echo International Health Services Limited
                  Bovis Tanvec Group Limited (past)
J L Rennocks      Ashorne Hill Management College (past)
                  Avesta Sheffield AB (past)
                  Babcock International Group Plc
                  Biocompatibles International Plc (past)
                  Corus Group Plc (past)
                  Diploma Plc
                  Foreign & Colonial Investment Trust Plc
                  Inmarsat Ventures Plc
                  J P Morgan Fleming Overseas Investment Trust Plc
                  Kleinwort European Privatisation Investment Trust Plc (past)
                  Mundays (662) Limited
                  Nestor Healthcare Group plc
                  Nynex Cable Communications Group Inc. (past)
                  Oxford Glycosciences Plc (past)
                  Wagon Plc
Dr. M D Young     Celltech Pharmaceuticals Limited (past)
                  Medeva International Limited (past)
                  Medeva Limited (past)
                  Prodeva Limited (past)
                  SuperGen Inc.


(D) None of the Directors have any unspent convictions in relation to indictable offences nor has any been a director of a company (wherever incorporated) or a partner in a partnership at any time which has gone into administration, company or partnership voluntary arrangements, or any composition or arrangement with creditors generally or any class of creditors, receiverships, compulsory liquidations or creditors' voluntary liquidations, where he was a partner or a director with an executive function at the time or in the preceding 12 months, nor has any of them ever been personally bankrupt, subject to an individual voluntary arrangement with creditors or been publicly criticised by any statutory or regulatory authority (including designated professional bodies) or disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company nor has any asset of any Director or of a partnership of which a Director was a partner at the time or in the preceding 12 months been placed into receivership.

9   LITIGATION

Except for the matters detailed below, there are no and have not been any legal or arbitration proceedings by or against the Xenova Group, including any such proceedings which are pending or threatened by or against any member of the Xenova Group of which Xenova is aware, which may have or have had in the 12 months preceding the date of this document a significant effect on the Xenova Group's financial position.

(A) Relating to Xenova's drugs-of-abuse programme, an opposition at the European Patent Office was originally filed by Immulogic against European patent 0 496 839, obtained by inventor E H Cerny and his assignees (the current assignee is Chilka Limited). The subject of the opposed claims is the use of drug-carrier conjugates to treat or prevent addiction to drugs-of-abuse. Xenova Research Limited has managed this case on behalf of Immulogic since acquiring the drugs-of-abuse programme and associated IP rights from Immulogic in 1998. Xenova obtained a successful result at first instance, in the form of a decision by the EPO Opposition Division to revoke the opposed patent. The patentee appealed and the final hearing, which took place before the Board of Appeal in August 2003, resulted in the partial maintenance of the opposed patent. The Directors believe, however, that this will not prevent in any way the use by Xenova of TA-CD and TA-NIC in Europe.

(B) Relating to Xenova's DISC-PRO vaccine candidate, an opposition has been filed by Xenova Research Limited against European Patent 0 652 772, granted to Harvard College. The subject of the opposed claims is a non-replicating herpes virus vaccine. The reason for the opposition is that, although it is arguable that the Harvard patent would not cover exploitation of DISC-PRO in Europe, the proprietor or licensee of the patent, if left in undisturbed possession of it, might cause a business nuisance by contending they have rights to such exploitation. The opposition is in a preliminary stage and, accordingly, no timetable has yet been determined for settlement of this litigation. The Directors believe that the opposition will be successful and that the Harvard patent will be revoked.

(C) In May 2000, KS Biomedix was granted a European Patent 0574461 ("High Affinity Humanized Monoclonal Antibodies"). Celltech Chiroscience opposed this patent in March 2001. In response to this opposition, KS Biomedix narrowed the scope of its patent claims. The proceedings with Celltech have not yet reached a conclusion. In October 2003 the European Patent Office afforded KS Biomedix an opportunity to supplement its response to the opposition. The response of KS Biomedix is required in early March 2004. The further course of the proceedings has not yet been determined.

Each of the claims described in paragraphs 9(A) 9(B) and 9(C) of this Part VII are patent opposition claims. Accordingly, the consequence of losing any one of these claims would result in the narrowing or revocation of the relevant patent as opposed to damages being awarded against that party.


10  MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have either been entered into by the Xenova Group during the 2 years immediately preceding the date of this document and are, or may be, material or are contracts which contain provisions under which a member of the Xenova Group has an obligation or entitlement which is material to the Xenova Group as at the date of this document:

(1) The UK Placing Agreement dated 26 November 2003 between (1) the Company and (2) Nomura, whereby Nomura has agreed, subject to the terms and conditions set out in the UK Placing Agreement, to underwrite the Units which are the subject of the UK Placing at the Issue Price (the "Underwritten Units").

       The UK Placing Agreement is conditional upon, inter alia, the passing of Resolution 1 contained in the notice of EGM set out at the end of this document and Admission taking place not later than 8.00 a.m. on 23 December 2003 or such later date as Nomura may agree (but no later than 8.00 a.m. on 23 January 2004) and the US Subscription Agreement having become unconditional (including, without limitation, as to the condition that gross proceeds to be realised by the Company from the closing of the sale of Units pursuant to the US Subscription Agreement shall be at least [GBP]3.5 million) (subject only to (i) Admission and (ii) the UK Placing Agreement becoming unconditional) and not having been terminated in accordance with its terms and Bingham McCutchen LLP, acting in its capacity as the escrow agent, having been irrevocably instructed to deliver escrowed funds of an amount not less than [GBP]3.5 million.

       The UK Placing Agreement contains warranties given by the Company in favour of Nomura, which are usual for a document of this nature. In addition, the Company has agreed to indemnify Nomura in relation to certain liabilities it may incur in respect of the Offerings Admission or the arrangements contemplated by this document. Nomura has the right to terminate the UK Placing Agreement in certain circumstances, which include certain material and adverse changes in the condition (financial or otherwise), prospects or earnings of the Group as a whole or on the occurrence of certain force majeure events more fully set out in the UK Placing Agreement.

       The Company has agreed to pay Nomura (together with any applicable value added tax):

       (i) a commission of 3% of the gross proceeds of the UK Placing (the "Gross Proceeds");

       (ii) a further commission of 0.125% of the Gross Proceeds payable to placees for each period of seven days or part thereof from (and including) the date falling 30 days after the date of the UK Placing Agreement to (and including) the date on which Nomura's obligations under the UK Placing Agreement cease; and

       (iii) a documentation and corporate finance advisory fee of [GBP]150,000.

       The commissions and fee referred to above will not be payable by the Company if Nomura's obligations under the UK Placing Agreement do not become unconditional or the UK Placing Agreement is terminated. In this event, the Company will, save in certain circumstances, pay a termination fee to Nomura of the lesser of (a) [GBP]75,000 and (b) [GBP]25,000 per month (which shall be deemed to have accrued on a daily basis from 3 November 2003 until the termination of Nomura's obligations).

       In addition, the Company has agreed to pay, inter alia, all costs and expenses of, or in connection with, Admission, the EGM and the Offerings.

       The Directors are mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. However, the Directors believe that by virtue of the size of the fund raising such a process would be unlikely to result in any significant benefit to the Company and that the commissions being offered to placees under the UK Placing and the Open Offer are competitive and, as such, have not sought to offer the sub-underwriting for tender as to commissions payable.

(2) The US Subscription Agreement, being the securities purchase agreement dated 26 November 2003 between (1) the Company and (2) Bingham McCutchen LLP (as Escrow Agent) and (3) certain US investors, whereby those US investors have agreed, subject to the conditions set out in such agreement, to subscribe in aggregate up to 7,362,461 Units (of which 2,394,829 Units have been placed firm with them, and of which up to 4,967,632 Units are subject to clawback under the Open Offer) at the issue price of 112.5 pence per Unit.

       The US Subscription Agreement is conditional upon, inter alia, Admission having occurred, and the UK Placing Agreement having become unconditional, and not having been terminated in accordance with its terms, and the gross proceeds to be realised by the Company from the closing of the sale of the Units pursuant to the US Subscription Agreement being at least [GBP]3.5 million.

       Pursuant to the US Subscription Agreement, each US investor has made representations and warranties in favour of the Company relating, inter alia, to its status as an "accredited investor" (as such term is defined in Rule 501 of Regulation D). In order to address US securities laws and regulations, restrictions in relation to the transferability of, and legending of, certificates in relation to Units are also included.

       The US Subscription Agreement contains representations and warranties from the Company in favour of the investors, and from the investors in favour of the Company, that are usual for a document of this nature, as well as provisions relating to when these are made that are also customary. The US Subscription Agreement also contains termination provisions that are usual for a document of this nature.

(3) The US Placement Agent Agreement dated 10 November 2003 between (1) ThinkEquity Partners LLC ("ThinkEquity") and (2) the Company, pursuant to which the Company has engaged ThinkEquity to perform services as its exclusive placement agent in relation to the US Private Placement.

       The agreement provides that the US and UK offerings must not violate the requirements of the US Securities Act of 1933, including any registration exemption requirements. It contains customary representations and warranties from the Company in favour of ThinkEquity (e.g. in relation to compliance with securities regulations, and accuracy and completeness of filings under the US Securities Exchange Act of 1934). The agreement is deemed to have become effective as of 20 October 2003 and shall continue through the earliest of (i) 120 days from such date, (ii) the date of the last closing of a US placement of securities, or (iii) the termination of the agreement.

       In relation to fees, the Company has agreed to pay or cause to be paid at each closing of a sale of securities by the Company to a US investor a transaction fee in cash equal to 6% of the aggregate gross proceeds received by the Company from such closing (the "Transaction Fee"), subject to reduction in certain circumstances.

       If the Company decides not to sell securities to a US investor who has entered into a purchase agreement (other than for certain specified reasons), then in addition to any Transaction Fee payable in respect of such securities sold to such investor, if any, ThinkEquity shall be entitled to be paid an amount (the "Agency Fee") equal to 6% of the aggregate price of the securities that the Company elected not to sell to such investor.

       The agreement contains other provisions relating to the Transaction Fee that are customary for a document of its nature.

       The Company has also agreed to pay ThinkEquity a non refundable retainer of $25,000 in cash payable immediately upon execution of the agreement. This retainer fee shall be credited against any Transaction Fee or Agency Fee.

       In addition, the Company agrees to reimburse ThinkEquity upon request for reasonable expenses paid to third parties provided however that the liability of the Company to reimburse such expenses shall not exceed $35,000 without the Company's prior written approval. The expenses related to the indemnity contained in the letter (and referred to below) are not subject to this limitation.

       The agreement contains indemnification provisions in favour of ThinkEquity that are customary for a document of this nature.

       The agreement is governed by and shall be construed in accordance with the internal laws of the State of New York.

(4) The Dr Tan Undertaking dated 24 November 2003, being an undertaking by Dr Kim Tan to the Company and Nomura not to take up his, and to procure that NY Nominees Limited, PKF Trustees Limited and Mrs S Tan do not take up their, entitlement under the Open Offer (in respect of their aggregate holdings of 24,950,855 Existing Ordinary Shares) that in aggregate amounts to 1,919,296 Units.

(5) The Warrant Instrument dated 26 November 2003, particulars of which are set out in Part IV of this document.

(6) An offer dated 14 August 2003 pursuant to which Nomura made a recommended offer on behalf of Xenova to acquire the shares in KS Biomedix on the basis of 1.0714 Existing Ordinary Shares plus deferred consideration for every share held in KS Biomedix (the "Offer"). The deferred consideration entitles each person who sold their shares in KS Biomedix pursuant to the Offer to receive in respect of each KS Biomedix share, Xenova Shares to the value of 10p (based on the average closing price for the 20 days following announcement of marketing authorisation of TransMID{TM} in the US or EU) in the event that TransMID{TM} is commercially sold either in the EU or US markets. The Offer went wholly unconditional on 15 September 2003.

       Pursuant to the Offer, each of Dr Kim Tan and Dr Fahar Merchant agreed with Xenova not to dispose of any of the Xenova Shares issued to him in connection with the Offer, for a period of six months after the date on which the Xenova Shares were issued. Their Xenova Shares represented 13.4 per cent of the enlarged share capital of Xenova following full acceptance of the Offer.

       Further, Dr Tan and Dr Merchant agreed that they would not, except in certain limited circumstances, dispose of any of their Xenova shares for a further period of six months (commencing on expiry of the initial six-month period) other than through Xenova's broker.

(7) An agreement dated 8 January 2003 between Cantab, Xenova, Immulogic and Immulogic Pharmaceutical Corporation Liquidation Trust, under which Xenova purchased for an aggregate consideration of US$1,000,000 (approximately [GBP]600,000) Immulogic's remaining rights to future milestone and royalty payments which had been granted to it pursuant to the original asset purchase agreement between the parties dated 18 December 1998. The agreement dated 18 December 1998 has now been terminated. To fund the purchase of Immulogic's interests, Xenova raised approximately [GBP]680,000 (before expenses) by placing for cash 1,766,235 Ordinary Shares at a price of [GBP]0.385 per share.

(8) An underwriting agreement dated 11 September 2002 between the Company and Nomura ("the Underwriting Agreement") whereby Nomura agreed, subject to the terms and conditions set out in the Underwriting Agreement, to underwrite the Company's 8 for 33 rights issue ("the Rights Issue").

       The Underwriting Agreement contained warranties given by the Company in favour of Nomura which are usual for a document of this nature. In addition, the Company agreed to indemnify Nomura in relation to certain liabilities it would incur in respect of the Rights Issue.

       The Company agreed to pay to Nomura (together with any applicable valued added tax):

       (i) a commission of 0.5% of the value at the Rights Issue price of the underwritten shares ("the Gross Proceeds");

       (ii) a commission of 0.125% of the Gross Proceeds for each period of seven days (or part of seven days) after the first thirty days of Nomura's commitment from and including the date of the Underwriting Agreement to (and including) the completion of the underwriting or, if earlier, the date on which Nomura's obligations under the Underwriting Agreement terminate;

       (iii) a commission of 0.5% of the Gross Proceeds;

       (iv)  a commission of 3% of the Gross Proceeds; and

       (v)   a documentation and corporate advisory fee of [GBP]150,000.

       Out of the commissions referred to above, Nomura was to pay to sub-underwriters (to the extent that any sub-underwriters were procured) commissions at the rates referred to in sub-paragraphs (i) to (iii) above.

(9) A joint venture agreement dated 11 June 2001 was entered into between KS Biomedix, Babraham and Ever 1484 Limited (now called Discerna) pursuant to which Discerna Limited was established. Pursuant to this agreement, KS Biomedix subscribed for 22,490 A Shares (having already subscribed for 10 A Shares) at an aggregate subscription price of [GBP]380,081. On 29 October 2002, KS Biomedix subscribed for a further 22,500 A Shares at an aggregate subscription price of [GBP]435,000 in accordance with the terms of the joint venture agreement.

(10) KS Biomedix entered into compromise agreements with the former executive directors, Dr. Powell and Mr. Miscampbell, pursuant to which each of those individuals agreed with KS Biomedix to compromise any claims that they may have against KS Biomedix in respect of the termination of their employment subject to the recommended offer by Nomura on behalf of Xenova referred to above in paragraph 10(4) of this Part VII being or becoming declared unconditional in all respects. Dr. Powell was entitled to receive [GBP]321,337.50 and Mr. Miscampbell was entitled to receive [GBP]230,625, and these amounts have now been paid.

Except as disclosed above, no member of the Xenova Group has entered into any contract which is or may be material within the 2 years preceding the date of this document or which contains provisions under which any member of the Xenova Group has an obligation or entitlement which is material to the Xenova Group as at the date of this document, other than in the ordinary course of business.

11  WORKING CAPITAL

The Company is of the opinion that, having regard to the Xenova Group's available cash resources and the net proceeds receivable by the Company from the Offerings, the Xenova Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

12  AUDITORS

The accounts of the Xenova Group for the two years ended 31 December 2000 and 31 December 2001 have been audited by PricewaterhouseCoopers and for the year ended 31 December 2002 by PricewaterhouseCoopers LLP, both of Harman House, 1 George Street, Uxbridge, Middlesex UBS 1QQ. PricewaterhouseCoopers and PricewaterhouseCoopers LLP are Chartered Accountants and Registered Auditors.

13  SUBSIDIARIES

Xenova Group plc is the ultimate parent of a group of companies. Its subsidiary undertakings are as follows:

                                Country (state) of
                                registration or                                General nature of
Subsidiary undertakings         incorporation       Class of share  Holding    business
HELD DIRECTLY
Xenova Limited                  England and         Ordinary        100%       Drug discovery
                                Wales
Cantab Pharmaceuticals Limited  England and         Ordinary        100%       Holding
(formerly Cantab                Wales
Pharmaceuticals plc)
Xenova Discovery Limited        England and         Ordinary        100%       Dormant
                                Wales
Xenova UK Limited               England and         Ordinary        100%       Holding
                                Wales
Oncocene Limited                England and         Ordinary        100%       Dormant
                                Wales
KS Biomedix Holdings Plc        England and         Ordinary        99.9%      Holding
                                Wales

HELD INDIRECTLY
MetaXen LLC                     USA (Delaware)      Class A         100%       Dormant
                                                    Preferred
                                                    Class B (non    100%
                                                    voting)
                                                    Class C (non    100%
                                                    voting)
Xenova Research Limited         England and         Ordinary        100%       Drug discovery
                                Wales
Cantab Pharmaceuticals Inc      USA (Delaware)      Ordinary        100%       Dormant
The Xenova Pension Trustee      England and         Ordinary        100%       Dormant
Company Limited                 Wales
Phogen Limited (joint venture)  England and         Ordinary        45%(50%    Involved with
                                Wales                               of voting  development of
                                                                    rights)    novel drug
                                                                               candidates
KS Biomedix Limited             England and         Ordinary        99.9%      Development of
                                Wales                                          pharmaceutical
                                                                               products
KS Avicenna Inc                 Canada              Common Stock    99.9%      Manufacture of
                                                                               pharmaceutical
                                                                               products
Discerna Limited                England and         Ordinary        50%        Research and
                                Wales                                          development
KS Canada Inc                   Canada              Common Stock    99.9%      Dormant
KS Canada Holdings Inc          Canada              Common Stock    99.9%      Dormant



1. The Compulsory Acquisition procedure regarding KS Biomedix Holdings plc is still continuing regarding 40,000 shares held by dissenting US Shareholders. Once these shares have been acquired, Xenova will own all of the shares in KS Biomedix Holdings plc and, indirectly, in its subsidiaries.

The registered office of all the above subsidiaries is 957 Buckingham Avenue, Slough, Berkshire SL1 4NL, except for MetaXen LLC whose registered office is at 3910 Trust Way, Hayward, CA 94545, USA, Cantab Pharmaceuticals Inc. whose registered office is at 32 Lockerman Square, Suite L-100 Dover, Delaware, 19901, USA, Phogen Limited whose registered office is at 155 Science Park, Milton Road, Cambridge CB4 OGN, KS Biomedix Holdings plc and KS Biomedix Limited whose registered offices are at 42-46 High Street, Esher, Surrey KT10 9QY, Discerna Limited whose registered office is at Babraham Hall, Babraham, Cambridge CB2 4AT, KS Avicenna Inc whose registered office is at Suite 4300, Bankers Hall West, 888--3rd Street S.W., Calgary, Alberta, T2P 5C5 Canada and KS Canada Inc and KS Canada Holdings Inc whose registered offices are at Suite 1000, Brunswick House, 44 Chipman Hill, Saint John, New Brunswick E2L 2A9, Canada.


14  PRINCIPAL ESTABLISHMENTS

The Group's principal establishments, and summary details of them, are as follows:

Property                       Principal activity   Size (square feet)  Nature of title
957 Buckingham Avenue,         Head office and      27,000              25 year lease
Slough, Berkshire,             laboratories                             commencing on 30
United Kingdom                                                          October 2000
                                                                        (terminable on or
                                                                        after 30 October
                                                                        2012)

Brunel University, Uxbridge,   Laboratories         12,000              Rolling lease
Middlesex, United Kingdom                                               terminable by either
                                                                        party on 6 months'
                                                                        notice
Cambridge Units 150, 151,      Laboratories,        Approximately       Various leases
152, 153 and 154 and Unit 310  manufacturing        60,000              expiring in 2006,
Cambridge Science Park,        facility and office                      2007 and 2023
Cambridge and Unit 1,          accommodation                            respectively
Ronald Rolph Court, Wadloes
Road, Cambridge, United
Kingdom

Ground Floor, 1 Occam          Administrative       5,900               A lease expiring on
Court, Surrey Research Park,                                            25 August 2007 with
Guildford, Surrey,                                                      a break clause on 24
United Kingdom                                                          June 2005
Unit 7, Romans Business Park,  Laboratories         9,862               Freehold
East Street, Farnham, Surrey,
United Kingdom

Edmonton, Canada 1938-94       Manufacturing        12,350              Freehold
Street, Edmonton, Alberta,                          3,650               Lease expiring 31
Canada                                                                  December 2005 with
                                                                        an option to renew
                                                                        for a further 5 years


15  UNITED KINGDOM TAXATION

THE FOLLOWING COMMENTS ARE INTENDED AS A GENERAL GUIDE ONLY AND ARE BASED ON CURRENT UNITED KINGDOM LEGISLATION AND INLAND REVENUE PRACTICE AS AT THE DATE OF THIS DOCUMENT. THESE COMMENTS DEAL ONLY WITH THE POSITION OF SHAREHOLDERS WHO ARE RESIDENT IN THE UNITED KINGDOM FOR TAX PURPOSES, WHO ARE BENEFICIAL OWNERS OF THEIR EXISTING ORDINARY SHARES AND WHO HOLD THEIR EXISTING ORDINARY SHARES AS AN INVESTMENT. THEY DO NOT DEAL WITH THE POSITION OF CERTAIN CLASSES OF SHAREHOLDERS, SUCH AS DEALERS IN SECURITIES.

ANY HOLDER OF EXISTING ORDINARY SHARES WHO IS IN DOUBT AS TO HIS OR HER TAX POSITION OR WHO IS OR MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UNITED KINGDOM SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.

15.1   EFFECT OF CAPITAL REORGANISATION AND CAPITAL REDUCTION

(A) Capital Reorganisation

       For the purposes of United Kingdom tax on chargeable gains, the receipt of New Ordinary Shares and Deferred Shares arising from the Capital Reorganisation should be treated as a reorganisation of the share capital of the Company for tax purposes. Accordingly, a Shareholder will not be treated as making a disposal of all or part of his Existing Ordinary Shares. The New Ordinary Shares and Deferred Shares replacing Shareholders' original holdings of Existing Ordinary Shares as a result of the Capital Reorganisation will, for the purposes of tax on chargeable gains, be treated as the same assets and as having been acquired at the same times and for the same amounts as the Shareholders' original holdings of Existing Ordinary Shares were acquired.

(B) Capital Reduction

       For the purposes of United Kingdom tax on chargeable gains, the cancellation of the Deferred Shares will be treated as a part disposal of the combined asset of the New Ordinary Shares and the Deferred Shares. The Shareholders' base cost of their existing holding is required to be apportioned to each of the parts of the combined asset pro rata to their market value. Accordingly, given that the Deferred Shares have no value, no part of the existing base cost will be apportioned to them. The disposal of the Deferred Shares for no consideration by way of the Capital Reduction will therefore give rise to neither a chargeable gain nor allowable loss for Shareholders.

In summary therefore, the tax result of the Capital Reorganisation and the Capital Reduction is that Shareholders' holdings of New Ordinary Shares will be treated as the same assets as their former holdings of Existing Ordinary Shares, acquired at the same times and for the same amounts as those holdings of Existing Ordinary Shares.

15.2   EFFECT OF TAKING UP ENTITLEMENT UNDER THE UK PLACING AND THE OPEN OFFER

(A) Dividends

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by the Company.

Where the Company pays a dividend, a holder of an Ordinary Share (which will include for these purposes any Existing Ordinary Share, any New Ordinary Share and any Offer Share) who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the dividend and the related tax credit of an amount determined by applying the "Schedule F upper rate", which is 32.5%, to the dividend plus tax credit and then deducting the tax credit from that sum. So, for example, a dividend of [GBP]80 will carry a tax credit of [GBP]8.89 (one-ninth of [GBP]80) and to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5% of [GBP]88.89 (i.e. dividend of [GBP]80 plus tax credit of [GBP]8.89), namely [GBP]28.89, less the tax credit of [GBP]8.89, leaving a net tax charge of [GBP]20. There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit except where the individual holds the relevant Ordinary Shares through a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.

Holders of Ordinary Shares which are not liable to income tax or corporation tax on dividends received by them from the Company by virtue of reliefs granted to them as exempt approved pension schemes, as insurance companies carrying on "pension business" or as other types of "pension funds" (as defined in section 19 of the Finance (No.2) Act 1997 (the "1997 Act"), will not be entitled to claim payment of the tax credit in respect of those dividends.

Holders of Ordinary Shares who are charities (or certain other bodies specified in section 35 of the 1997 Act), will not be entitled to a tax credit in respect of dividends which they receive from the Company but will be entitled to a payment by the Inland Revenue of 4% of any dividend paid by the Company to the holder on or before 5 April 2004.

A holder of Ordinary Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by the Company will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is 25% of the aggregate of the dividend and the tax credit, and will be entitled to deduct the tax credit in computing the tax payable by it in respect of the dividend.

(B) Chargeable gains

Qualifying Shareholders who are resident or ordinarily resident for tax purposes in the United Kingdom may, depending upon their individual circumstances, be liable to United Kingdom taxation on chargeable gains on a disposal of Offer Shares or Warrants. A Qualifying Shareholder who is not resident or ordinarily resident for tax purposes in the United Kingdom will not be liable to United Kingdom taxation on chargeable gains unless the Shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom and the Offer Shares or Warrants are, or have been, used, held or acquired for the purposes of such trade, profession or vocation or for the purposes of such branch or agency.

The treatment for the purposes of United Kingdom taxation on chargeable gains of the issue of Units to a Qualifying Shareholder under the Offer will depend upon whether the Qualifying Shareholder is within the charge to United Kingdom capital gains tax or United Kingdom corporation tax on chargeable gains:

(C) Taxation of chargeable gains

The issue of Offer Shares and Warrants to Qualifying Shareholders under the terms of the Open Offer, up to a Qualifying Shareholder's maximum pro rata entitlement, will be treated as a reorganisation of the Company's share capital for the purposes of United Kingdom tax on chargeable gains. As regards the Warrants, this tax treatment, broadly, depends on the Warrants being dealt in on the London Stock Exchange within 3 months after the taking effect of the issue of the Units. Accordingly any Offer Shares and Warrants issued to a Qualifying Shareholder under the terms of the Open Offer up to a Qualifying Shareholder's maximum pro rata entitlement will be treated as the same asset as, and acquired at the same time as, the Qualifying Shareholder's existing holding of Ordinary Shares to which they relate and the price paid by such Qualifying Shareholder for the Offer Shares or Warrants will be added to the base cost of such Qualifying Shareholder's existing holding. A subsequent disposal of Offer Shares or Warrants may, depending on particular circumstances, give rise to a liability to United Kingdom tax on chargeable gains.

For a Qualifying Shareholder within the charge to corporation tax, indexation allowance in respect of the amount subscribed for the Offer Shares or Warrants will only be available, however, from the date on which that Qualifying Shareholder became liable to make, or made, that payment.

For a Qualifying Shareholder not within the charge to corporation tax, any chargeable gain or allowable loss will be calculated taking into account indexation allowance in respect of the allowable original cost to the holder of acquiring the Ordinary Shares prior to April 1998. Thereafter, taper relief may be available to reduce the percentage of any gain which becomes chargeable on a subsequent disposal of Offer Shares or Warrants.

A Qualifying Shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of Offer Shares or Warrants during that period may also be liable to United Kingdom tax on any chargeable gains arising from such disposal. The tax on such gains will be charged in the year of assessment of such Qualifying Shareholder's return to the United Kingdom.

A Qualifying Shareholder who is not resident or ordinarily resident for tax purposes in the United Kingdom will not, generally, be liable to United Kingdom taxation on chargeable gains arising on a disposal of Offer Shares or Warrants unless the Qualifying Shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Offer Shares or Warrants are attributable.

It is possible that some Qualifying Shareholders may receive Offer Shares and Warrants pursuant to the UK Placing, in addition to those for which they subscribe pursuant to the Open Offer. To the extent that Offer Shares and Warrants are issued to a Qualifying Shareholder pursuant to the UK Placing, this will not be treated as a reorganisation of the Company's share capital for the purposes of United Kingdom tax on chargeable gains. Instead, such Offer Shares and Warrants will be treated as acquired as part of a separate acquisition.

The exercise of a Warrant by the grantee will not constitute a disposal of any asset by the grantee for the purposes of capital gains tax or corporation tax on chargeable gains. Rather, the acquisition of a Warrant and the acquisition of shares on its exercise are treated as one transaction.

The full cost of acquiring a Warrant is added to the cost of acquiring the shares issued pursuant to the exercise of a Warrant. No write down is made pursuant to the wasting asset rules if these would otherwise apply in the particular case.

For the purposes of indexation allowance (still available to corporate investors), the cost of a Warrant and the cost of the shares received pursuant to the exercise of that Warrant must be treated as separate items of expenditure when calculating any gain or loss on any subsequent disposal of the shares acquired pursuant to the exercise of a Warrant. Where more shares of the same class as a pooled holding are acquired by the exercise of a Warrant, the cost of the Warrant (including its indexed increase in value) is added to the pool expenditure as part of the acquisition cost of the new shares.

For an individual, the shares acquired on exercise of a Warrant will be a separate holding, to be identified with shares disposed of on a disposal in accordance with the taper relief rules.

(D) Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of the Units by the Company pursuant to the Open Offer.

The conveyance or transfer on sale of the Offer Shares and/or the Warrants will usually be subject to ad valorem stamp duty, normally at the rate of 0.5%, rounded up if necessary to the nearest multiple of [GBP]5, of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5% of the amount or value of the consideration paid for the Units will arise in relation to an unconditional agreement to transfer Units. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date of the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, the stamp duty will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of Units into CREST where such a transfer is made for no consideration. A transfer of Units effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where Units are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the higher rate of 1.5%, rounded up if necessary to the nearest multiple of [GBP]5, of the amount or value of the consideration provided or (in the case of SDRT) 1.5% of the amount or value of the consideration payable (if in money or money's worth) or (otherwise) the value of the Units. Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of shares into the clearance service.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

(E) Inheritance tax

Ordinary shares and warrants will be assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. A gift of Offer Shares or Warrants by, or the death of, an individual Qualifying Shareholder may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax even if the Qualifying Shareholder is neither domiciled nor deemed to be domiciled in the United Kingdom.


16  SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Xenova Group since 30 September 2003, the date to which the most recent unaudited financial statements have been published.

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

17  GENERAL

(A) Nomura has given and has not withdrawn its written consent to the inclusion in this document of its name and of the references to its name in the form and context in which they respectively appear.

(B) PricewaterhouseCoopers LLP have given and have not withdrawn their written consent to the inclusion in this document of their report on the interim financial statement set out on page 88 and the references to such report and to their name, in the form and context in which they are respectively included, having also authorised the content of that section of this document for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

(C) The financial information contained in this document does not constitute statutory accounts within the meaning of s.240 of the Act. Copies of the consolidated audited accounts of the Company and its subsidiary undertakings for the three financial years ended 31 December 2002 have been delivered to the Registrar of Companies. These accounts contain unqualified reports as required by s.235 of the Act and contain no statement under s.237(2) or (3) of the Act.

(D) The costs and expenses of and incidental to the Capital Reorganisation, Capital Reduction and the Offerings are payable by the Company and are estimated to amount to approximately [GBP]1.7 million (including VAT which is considered irrecoverable). Of such expenses, approximately [GBP]0.9 million is payable to financial intermediaries.

(E) The total proceeds of the Offerings prior to exercise of any Warrants will amount to approximately [GBP]21.1 million, and after deduction of the expenses of the Offerings, the net proceeds will be approximately [GBP]19.4 million.

(F) There are currently no arrangements under which future dividends are waived or agreed to be waived.

(G) The Issue Price represents the equivalent of a premium of 10.25 pence over the nominal value of 1p for each New Ordinary Share on the basis that the Capital Reorganisation has taken effect and no consideration is allocated to the Warrants.

(H) The Existing Ordinary Shares now in issue, the New Ordinary Shares arising upon the Capital Reorganisation and the Offer Shares and the Warrants to be issued are, and will be respectively, in registered form and are capable of being held in both certificated and uncertificated form.

(I) Save as described in this document in respect of the Open Offer, neither the Units, the Offer Shares nor the Warrants have been marketed nor are they available in whole or in part to the public in conjunction with the application for the Offer Shares and Warrants to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

(J) The Existing Ordinary Shares are admitted to trading only on the London Stock Exchange and the ADSs are listed on NASDAQ. No application is being made for the Offer Shares or the Warrants to be admitted to trading on any stock exchange other than the London Stock Exchange.


18  DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Simmons & Simmons, CityPoint, One Ropemaker Street, London EC2Y 9SS during normal business hours on any week day (Saturdays, Sundays and public holidays excepted) until the date of the EGM:

(i)    this document;

(ii) the Memorandum and Articles of Association of Xenova as at the date of this document and after the Capital Reorganisation has taken place;

(iii) the consolidated report and accounts of Xenova for the financial years ended 31 December 2001 and 2002 together with Xenova's interim statements of results for the six months to 30 June 2003 and for the nine months to 30 September 2003;

(iv) the consolidated report and accounts of KS Biomedix for the three financial years ended 31 May 2001, 2002 and 2003;

(v)    the share option schemes referred to in paragraph 5 above;

(vi) the service contracts and letters of appointment referred to in paragraph 8(A) and 8(B) above;

(vii)  the material contracts referred to in paragraph 10 above;

(viii) the consent letters referred to in paragraphs 17(A) and 17(B) above;

(x)    Directors Irrevocable Undertakings; and

(xi)   the Warrant Instrument.

Dated 26 November 2003

































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

                           GLOSSARY OF TECHNICAL TERMS

To assist the reader in understanding the descriptions contained in this document, a glossary of scientific and other terms is set out below.

affinity the strength of the binding between an antibody and its antigen

ano-genital            abnormal cell growth and division in the ano-genital
neoplasia              area

antibody a protein manufactured by lymphocytes to neutralise an antigen (foreign protein) in the body. The formation of antibodies against a foreign protein is part of the body's normal defence system

bioavailability        the extent to which a chemical is absorbed and
                       distributed in the blood in an unchanged form following administration to a living organism

blood-brain barrier    the division between the blood circulation and the
                       tissue of the brain, which is permeable only to specific molecules, always below a certain size

CED                    convection enhanced delivery

CEP                    colonic epithelial cellular protein

chemokine              member of a family of regulatory proteins, involved in
                       the inflammatory response

clinical trials        research study conducted with patients, usually to
                       evaluate a new treatment or drug

cytotoxic              an agent which possesses a specific destructive action
                       on certain cells

diphtheria             an acute infectious disease caused by certain toxigenic
                       strains and acquired by contact with an infected person or a carrier of the disease

DISC technology        technique for disabling a virus by removing a gene,
                       preventing replicated viruses from spreading to other cells

DNA                    deoxy ribonucleic acid, the chemical basis of genes

drug candidate         a drug lead that has been optimised and has been
                       selected to enter preclinical development and clinical trials

drug lead              an active chemical or biologic that affects the target
                       in the desired way and has been selected to enter lead evaluation and/or lead optimisation efficacy the ability of a drug to produce the desired therapeutic effect enzyme a protein produced in a living organism that acts as a catalyst for a chemical process

fusion protein         a protein formed by the expression of a hybrid gene made
                       by combining two gene sequences

glioblastoma           a malignant brain tumour, which is a subset of glial
                       tumours

glioma any of the largest group of primary tumours of the brain, composed of malignant glial cells

GMCSF granulocyte macrophage colony stimulating factor, an immune system stimulating protein

HPV human papilloma virus, believed to be a causal factor in a number of ano-genital cancers

HSV herpes simplex virus, causes a variety of infections including lip lesions and genetal herpes

in vitro/ex vivo       a biochemical process, or a biological process, such as
                       the growth of a cell culture, carried out in a test-tube or similar vessel

in vivo                a biological or biochemical process carried out in a
                       living organism
lead evaluation        extensive biological and chemical evaluation to select
                       drug leads for lead optimisation

lead optimisation/     the process of improvement of a selected drug lead to
optimisation           develop a chemical that has the optimum profile of
                       action for particular clinical and market needs

lymphocyte             white blood cell, part of the immune system

MDR/multi-drug         the resistance of cancer cells to a range of anti-cancer
resistance             drugs

melanoma               a type of skin cancer

monoclonal antibody    antibody directed to a single epitope on the target
                       molecule

mRNA                   messenger ribonucleic acid

MRP                    multidrug resistance protein

NSCLC                  non small cell lung cancer

oncology               the study and practice of cancer research and treatment

orphan drug            a designation of the FDA and EMEA for certain drugs for
                       rare diseases or conditions

OX40 a receptor on white blood cells which is a co-stimulatory factor in the immune response cascade

OX40L                  a protein which binds to the OX40 receptor

PAI-1 plasminogen activator inhibitor, a protein released by platelets and cells lining the blood vessels which regulates the blood clot clearance system in humans

P-gp/P-glycoprotein    a protein which pumps alien chemicals, including certain
                       cancer drugs, out of living cells

P-gp-inhibitor         a compound that acts as an MDR modulator by the
                       inhibition of P-gp

pharmacokinetic        the study of the absorption, distribution, metabolism
                       and excretion of a drug

Phase I a clinical trial with the objective of evaluating the safety and tolerability of a drug candidate

Phase II a clinical trial with the objective of evaluating the safety and preliminary efficacy of a drug candidate

Phase IIa              an early stage Phase II clinical study involving
                       patients which usually aims to examine pharmacokinetic data

Phase IIb              a late phase II trial involving patients and primarily
                       aimed at the documentation of a drug candidate's efficacy in order to determine if further testing of the drug is warranted

Phase III              a clinical trial with the objective of evaluating the
                       definitive safety and efficacy of a drug candidate

plasmid an extra-chromosomal circular DNA molecule capable of replicating

potency                the activity of a chemical relative to its concentration

preclinical            the testing of an experimental drug, in vitro or in
                       animals, before regulated clinical trials are carried out

prime-boost            a two part dosing regimen in which a primer dose (or
                       doses) is followed by a booster dose

prophylactic vaccine   vaccine designed to prevent a disease

recombinant            a descriptive term of a protein produced from a section
                       of DNA from one organism that has been artificially spliced into the existing DNA of another organism ribosome small protein structures that are the site of protein synthesis within cells

SPA Special Protocol Assessment, an FDA protocol to evaluate, within 45 days, Phase III protocols and document the FDA's agreement with the design of the trials target a disease mechanism defined at a molecular level that can be the subject for therapeutic intervention

therapeutic area       a group of diseases or conditions, generally all
                       belonging to the same physiological system or treated with similar drugs

therapeutic vaccine    a vaccine which specifically stimulates the immune
                       system for treatment of a certain pre-existing disease

thrombosis             the blockage of a blood vessel by a blood clot

topoisomerases         a family of enzymes involved in the process of
                       duplication of DNA, of which there are two major types, topoisomerase I and II

transferrin            a protein essential for the transport and supply of iron

vaccine a preparation containing killed or living cells (or antigens derived therefrom) of a disease causing organism, which is used to stimulate the immune system to develop defences against a disease vector plasmid or virus DNA that is used to introduce genes into a host cell






























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


                                XENOVA GROUP PLC

        (Registered in England and Wales with registered number 2698673)


                     NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at Simmons & Simmons, City Point, One Ropemaker Street, EC2Y 9SS on 22 December 2003 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the following two resolutions which will be proposed as special resolutions.


                               SPECIAL RESOLUTIONS

1. THAT subject to and conditional upon the UK Placing Agreement (as defined in the prospectus dated 26 November 2003 of which this notice of meeting forms part ("the Prospectus")) becoming unconditional (save only as regards the passing of this Resolution and the Offer Shares and the Warrants being admitted to the Official List of the UKLA and to trading on the London Stock Exchange's market for listed securities (each term as defined in the Prospectus)) and not being terminated in accordance with its terms on or before 23 December 2003:

       (a) each issued existing ordinary share of 10p each in the capital of the Company be sub-divided into ten new ordinary shares of 1 penny each of which nine such new ordinary shares be and are hereby converted and redesignated as nine deferred shares of 1 penny each with each such class of shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as amended pursuant to paragraph (e) below of this Resolution;

       (b) each authorised but unissued ordinary share of 10 pence each be and is hereby sub-divided into ten new ordinary shares of 1 penny each, each having the rights and being subject to the restrictions set out in the Articles of Association of the Company as amended pursuant to paragraph (e) below of this Resolution;

       (c) for the purposes of section 80 of the Companies Act 1985 (the "Act") the directors of the Company be generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Act) up to an aggregate nominal amount of [GBP]3,170,469 in substitution for all existing such authorities previously conferred on the directors of the Company which are hereby revoked but without prejudice to any allotment, offer or agreement already made pursuant thereto or in reliance thereon, provided that this authority shall expire 15 months after the passing of this Resolution or, if earlier, the conclusion of the next annual general meeting of the Company but may be previously revoked or varied from time to time by the Company in general meeting, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred by this Resolution had not expired.

       (d) the directors of the Company be empowered, pursuant to section 95 of the Act, to allot relevant equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority conferred by paragraph (c) of this Resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

            (i) the allotment of the Offer Shares and the Warrants pursuant to the Offerings (as each term is defined in the Prospectus);

            (ii) the allotment of equity securities in connection with any rights issue or other pro rata offer in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of all holders of equity securities are proportionate (as nearly as may be) to the respective number of equity securities held by them but subject in each case to such exclusions or other arrangements as the directors of the Company may consider necessary or expedient to deal with fractional entitlements or legal or practical difficulties under the laws of any territory or the requirements of any regulatory body or stock exchange or arising by virtue of shares being represented by American depositary shares or otherwise however; and

            (iii) the allotment (otherwise than pursuant to sub-paragraph (i) or (ii) above) of equity securities up to an aggregate nominal amount of [GBP]121,941,

             and shall expire 15 months after the passing of this Resolution or, if earlier, the conclusion of the next annual general meeting of the Company except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer or agreement as if the power conferred by this Resolution had not expired;

       (e) the Articles of Association of the Company be amended by the deletion of the existing Article 1(A) and by the substitution in its place of the following new Article 1(A):

             "1(A) The authorised share capital of the Company at the date of the adoption of this Article 1(A) is [GBP]40,000,000 divided into ordinary shares of 1 penny each ("Ordinary Shares") and deferred shares of 1 penny each ("Deferred Shares"). Each Deferred Share has the rights and is subject to the restrictions hereinafter mentioned:

                 (1) the holders of the Deferred Shares shall not, by virtue of or in respect of their holdings of Deferred Shares, have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting;

                 (2) the Deferred Shares shall not entitle their holders to receive any dividend or other distribution;

                 (3) the Deferred Shares shall on a return of assets on a
                     winding up entitle the holder only to the repayment of the amount paid up on such shares after payment of the capital paid up on the Ordinary Shares plus the payment of [GBP]10,000,000 per Ordinary Share; and

                 (4) the Company shall have irrevocable authority at any time after the passing of the resolution adopting this Article 1(A) to appoint any person to execute on behalf of the holders of the Deferred Shares a transfer thereof and/or an agreement to transfer the same, without making any payment to the holders thereof, to such person as the Company may determine as custodian thereof and/or to cancel the same, without making any payment to the holders thereof and/or to acquire the same (in accordance with the provisions of the Act) without making any payment to or obtaining the sanction of the holders thereof, and pending such transfer and/or cancellation and/or purchase to retain the certificates of such shares."

2. THAT conditionally upon Resolution 1 above being passed and becoming effective:

       (a) the capital of the Company be reduced by cancelling all of the Deferred Shares in issue as at the date of passing of this Resolution; and

       (b) contingently upon the cancellation of the Deferred Shares referred to in paragraph (a) of this resolution becoming effective Article 1(A) of the Company's Articles of Association, as amended by Resolution 1 above, shall be amended by substituting the following in its place:

             "1(A) The authorised share capital of the Company at the date of the adoption of this Article 1(A) is [GBP]40,000,000 less the aggregate nominal amount of the Deferred Shares cancelled pursuant to a special resolution of the Company passed on 22 December 2003 divided into ordinary shares of 1 penny each."

                                                           By Order of the Board

                                                                        D Abrams
                                                                       Secretary

Registered Office

957 Buckingham Avenue
Slough
Berks
SL1 4NL

Date 26 November 2003

Notes:

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not also be a member of the Company.

2. A form of proxy is enclosed which, to be effective, must be completed and lodged with Computershare Investors Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA not later than 48 hours before the time fixed for the meeting (or any adjournment of such meeting).

3. Completion and return of a form of proxy does not preclude a member from attending and voting in person.

4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders registered in the register of members of the Company as at 48 hours prior to the time fixed for the meeting (or, in the case of an adjournment, as at 48 hours before the time of the adjourned meeting) shall be entitled to attend or vote at the general meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after such time shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

5. Shareholders (any proxies or representatives they appoint) agree, by attending the meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at that meeting.

6. The Offerings referred to in this document are not being made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a securities exchange of, the United States, except the US Private Placement (as defined in the Prospectus) was and is being made pursuant to an exemption from the registration requirements of the US Securities Act of 1933 under Regulation D, nor is it being made, directly or indirectly, in or into Canada, Ireland, Australia or Japan or their respective territories or possessions unless an exemption under any applicable laws is available.





























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
                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Xenova Group plc


                                                   /s/Daniel Abrams
                                           By:...............................
                                              Name:   Daniel Abrams
                                              Title:  Group Finance Director

Date: 23 December, 2003